As filed with the Securities and Exchange Commission on March 21, 2017
Registration File No. 333-207678
Registration File No. 811-23109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-2
☒   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☒   Post-Effective Amendment No. 4
☒   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒   Amendment No. 7
NorthStar Real Estate Capital Income Fund
(Exact name of registrant as specified in charter)
c/o Colony NorthStar Inc.
399 Park Avenue, 18th Floor
New York, New York 10022
(Address of principal executive offices)
(212) 547-2600
(Registrant’s telephone number, including area code)
Daniel R. Gilbert
NorthStar Real Estate Capital Income Fund
c/o Colony NorthStar Inc.
Chief Executive Officer and President
399 Park Avenue, 18th Floor
New York, New York 10022
(212) 547-2600
(Name and address of agent for service)
COPY TO:
Clifford R. Cone, Esq.
Jefferey D. LeMaster, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000
Approximate date of proposed public offering:   As soon as practicable after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.   ☒
It is proposed that this filing will become effective (check appropriate box): ☒ when declared effective pursuant to section 8(c).
No new interests in the Registrant are being registered by this filing. Registration fee was paid in connection with Registrant’s previous filings.   ☒
The members of the Board of Trustees of NorthStar Real Estate Capital Income Master Fund have also executed this Registration Statement.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO PERSON MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.
SUBJECT TO COMPLETION
PROSPECTUS DATED MARCH 21, 2017
Class A Shares (XNAFX),
Class D Shares (XNDFX) and
Class I Shares (XNIFX) of Beneficial Interest
Maximum Offering of 300,000,000 Common Shares
NorthStar Real Estate Capital Income Fund
Common Shares of Beneficial Interest
NorthStar Real Estate Capital Income Fund (the “Trust”), is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Trust is a “feeder” in a “master-feeder” structure.
The Trust is offering on a continuous basis up to 300,000,000 common shares of beneficial interest, par value $.001 (the “Shares”), at an initial offering price of up to $9.88 per Share.
Investment Objectives.   The Trust’s primary investment objectives are to generate attractive and consistent income through cash distributions and preserve and protect shareholders’ capital, with a secondary objective of capital appreciation. There can be no assurance that the Trust will achieve its investment objectives.
Principal Investment Strategies.   The Trust will invest substantially all of its assets in NorthStar Real Estate Capital Income Master Fund (the “Master Fund”), a separate, non-diversified, closed-end management investment company that is registered under the 1940 Act, with the same investment objectives as the Trust. Each of the Trust and the Master Fund intends to qualify as a regulated investment company (a “RIC”), under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes beginning with the taxable year ending December 31, 2017.
The Master Fund intends to invest at least 80% of the Master Fund’s net assets (plus the amount of leverage for investment purposes) in a diversified portfolio of real estate and real estate-related investments, which will be comprised of: (i) commercial real estate (“CRE”) debt, including first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans and preferred equity interests; (ii) CRE equity investments, including (a) direct investments in CRE and (b) indirect ownership in CRE through private equity real estate investments (“PERE Investments”) and other joint ventures; and (iii) CRE securities, such as commercial mortgage-backed securities (“CMBS”), unsecured debt of publicly-traded real estate investment trusts (“REITs”) and collateralized debt obligation (“CDO”) notes. Although the Master Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Master Fund intends to invest in a variety of asset types, property types and geographic locations. The Master Fund’s lending focused investment strategy emphasizes its primary investment objectives to generate attractive and consistent income through cash distributions and preserve and protect shareholders’ capital and its secondary investment objective of capital appreciation from its investments. The Master Fund may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” securities or “junk bonds,” may have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. For a further discussion of the Master Fund’s principal investment strategies, see “Investment Objectives and Strategies.”
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Unlisted Closed-End Fund.   An investment in the Trust is subject to, among others, the following risks:
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The Shares are not listed on any securities exchange and it is not anticipated that a secondary market will develop.

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The Trust intends to implement a share repurchase program, but only a limited number of the Shares may be eligible for repurchase. Accordingly, you should consider that you may not have access to the money you invest for an indefinite period of time or until the Trust completes a liquidity event. The Trust’s board of trustees (the “Board”) or the Master Fund’s board of trustees (the “Master Fund Board”) may suspend or terminate the share repurchase program at any time. See “Share Repurchase Program.”

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Although the Trust may complete a liquidity event approximately five years after the completion of this offering, or at such earlier time as the Board may determine, taking into consideration market conditions and other factors, there can be no assurance that there will be a liquidity event at all. As a result of the foregoing, an investment in the Trust is not suitable if you need access to the money you invest. See “Share Repurchase Program” and “Liquidity Strategy.”

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Because you may be unable to sell your Shares, you may be unable to reduce your exposure to the Trust in any market downturn.

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The Master Fund has not identified any specific investments that it will make with the proceeds from this offering, and you will not have the opportunity to evaluate the Master Fund’s investments prior to purchasing Shares. As a result, the Trust’s offering may be considered a “blind pool” offering.

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Initially, the Trust expects that some of its distributions will be paid to holders of the Shares (“Shareholders”) from the proceeds from this offering and, more specifically, from the proceeds from the purchase of Shares pursuant to a distribution support agreement (the “Distribution Support Agreement”) between the Master Fund and NSAM FV Holdings, LLC (“NSAM FV”), an affiliate of Colony NorthStar Inc. (“Colony NorthStar”), a publicly-traded REIT and the sponsor of the Trust. Additionally, some distributions may be paid through the partial waiver of fees by the Advisor (as defined below). You should understand that any such distributions would not be based on the investment performance of the Trust, investing through the Master Fund, and would be sustained only if the Trust, investing through the Master Fund, achieves positive investment performance in future periods. Distributions funded from offering proceeds pursuant to the Distribution Support Agreement may constitute a return of capital, which will result in a Shareholder recognizing additional gain upon the sale of Shares, including in situations in which a Shareholder may have suffered an overall loss on an investment in Shares. After the Distribution Support Agreement has terminated, the Master Fund and, consequently, the Trust may not have sufficient cash available to pay distributions at the rate it had paid during preceding periods or at all.
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Shares are highly illiquid and appropriate only as a long-term investment. An investment in Shares should be considered only by investors who can assess and bear the illiquidity and other risks associated with such an investment. See “Summary of Terms — Suitability Standards” and “Summary of Terms — Risk Factors.” Purchasers of Shares are subject to immediate dilution as a result of selling commissions and dealer manager fees paid by such purchasers and offering expenses the Trust will incur in connection with this offering. In addition, because the Trust intends to continuously issue Shares in this offering, you may experience additional dilution in the net asset value of your Shares. A Shareholder’s interest in the Trust will be diluted if the Trust issues additional Shares, which could reduce the overall value of an investment in the Trust.

Investing in Shares involves a high degree of risk. See “Risk Factors” beginning on page 58 of this prospectus.

	Per Class A Share	Per Class D Share	Per Class I Share	Total
Public Offering Price(1)	$9.88	$9.28	$9.09	$2,964,000,000
Sales Load(2)	$0.79	$0.19	$0.00	$237,120,000
Proceeds to the Trust (Before Expenses)(3)	$9.09	$9.09	$9.09	$2,726,880,000

(1)
Assumes all Shares are sold at the initial offering price of  $9.8804 per Class A Share, $9.2755 per Class D Share (rounded to the nearest whole cent in the table and throughout this prospectus) and $9.0900 per Class I Share (rounded to the nearest whole cent in the table and throughout this prospectus), which is subject to adjustment based upon, among other things, the Trust’s then-current net asset value per Share (“NAV per Share”). Shares are offered on a continuous basis at a public offering price (the “Offering Price”) per Share equal to the Trust’s then-current NAV per Share, plus the Sales Load (as defined below) discussed in Note 2 below. See “Plan of Distribution.”

(2)
“Sales Load” includes the maximum selling commissions and dealer manager fees and assumes that all Shares are sold at the initial offering price of  $9.88 per Share. The actual maximum Sales Load will be calculated using a percentage of the Offering Price per Share equal to (i) selling commissions of 6.0% and dealer manager fees of 2.0% for the purchase of Class A Shares, (ii) dealer manager fees of 2.0%, but no selling commissions, for the purchase of Class D Shares and (iii) no selling commissions or dealer manager fees for the purchase of Class I Shares. See “Plan of Distribution — Compensation of the Distributor and Selected Broker Dealers.”

(3)
The Trust estimates that it would incur approximately $27.3 million of organization and offering expenses in connection with this offering if the maximum number of Shares were sold at the initial offering price of  $9.88 per Share; however, as the Shares are offered on a continuous basis at the Trust’s then-current NAV per Share plus the Sales Load, the actual amount of organization and offering expenses incurred by the Trust may be greater or less than the estimated amount. The Advisor (as defined below) has agreed to limit the amount of  “Organization and Offering Expenses” incurred by the Trust to 1.0% of the aggregate proceeds raised in this offering, exclusive of selling commissions and dealer manager fees. Shareholders will indirectly bear such fees and expenses.

Because Shareholders will pay selling commissions and dealer manager fees of up to 8.0% of the aggregate proceeds raised in this offering, inclusive of selling commissions and dealer manager fees, and the Trust will bear organization and offering expenses of up to 1.0% of the aggregate proceeds raised in this offering, exclusive of selling commissions and dealer manager fees, if a Shareholder invests $100 in Shares and pays the full Sales Load for Class A Shares, approximately $91.08 of the Shareholder’s investment will actually be used by the Trust for investment in the Master Fund. As a result, based on the initial public offering price of  $9.88 per Share, a Shareholder would have to experience a total net return on their investment of 9.79% in order to recover these expenses. See “Plan of Distribution.”

(continued from cover page)
Certain direct and indirect equity investments in CRE may be made through the Master Fund’s private REIT (the “REIT Subsidiary”), that intends to invest through wholly owned special purpose vehicles in properties with a focus on consistent income and quality locations. The REIT Subsidiary may also invest in CRE debt and securities. Investment through the REIT Subsidiary involves risks, including the risk that the failure of the REIT Subsidiary to qualify as a REIT for U.S. federal income tax purposes will have adverse tax consequences on the REIT Subsidiary and may adversely affect the performance of the Master Fund and, consequently, the Trust. For a further discussion of the Master Fund’s principal investment strategies, see “Investment Objectives and Strategies.”
Structure.   The Trust will pursue its investment objectives by investing substantially all of the net proceeds from this offering in common shares of the Master Fund (“Master Fund Shares”). The Master Fund will make the investments described in this prospectus with the proceeds it receives from the Seed Capital Investment (as defined below) and from the issuance of Master Fund Shares to the Trust and any other investment company registered under the 1940 Act that has a principal investment strategy of investing substantially all of its assets in the Master Fund. The Trust currently intends to limit the number of Shares it sells pursuant to this offering to 300,000,000 Shares in the aggregate, not including any Shares issued pursuant to the Trust’s distribution reinvestment plan (the “DRP”).
Investment Adviser.   CNI RECF Advisors, LLC (the “Advisor”), a private investment firm that is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”), under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) serves as the Trust’s and Master Fund’s investment adviser and is responsible for overseeing the management of the Trust’s and Master Fund’s activities, including investment strategies, investment goals, asset allocation, asset management, leverage limitations, reporting requirements and other guidelines in addition to the general monitoring of the Trust’s and Master Fund’s portfolios, subject to the oversight of the Board and the Master Fund Board. The Advisor is an affiliate of Colony NorthStar (NYSE:CLNS), a leading global real estate and investment management firm with approximately $58 billion in assets under management as of September 30, 2016, based on the combined assets under management of Colony Capital, Inc., NorthStar Asset Management Group, Inc. and NorthStar Realty Finance Corp. Colony NorthStar provides investment management services and manages private funds, non-traded and traded real estate investment trusts and registered investment companies on behalf of a diverse set of institutional and individual investors and is supported by an experienced staff of over 500 employees across 17 offices worldwide.
Securities Offered.   The Trust is offering on a continuous basis up to 300,000,000 Shares at the Offering Price, which equals the Trust’s then-current net asset value (“NAV”) per Share, plus selling commissions and dealer manager fees of up to 6.0% and 2.0%, respectively, of the Offering Price. The Shares are offered through ALPS Distributors, Inc. (the “Distributor”). The Distributor is not required to sell any specific number or dollar amount of the Shares, but will use its best efforts to solicit orders for the sale of the Shares. NorthStar Securities, LLC (“NorthStar Securities”) has entered into a wholesale marketing agreement with the Distributor in connection with the marketing of the Shares. See “Plan of Distribution.” The minimum initial investment is $4,000 for Class A or Class D Shares and $100,000 for Class I Shares. The Trust reserves the right to waive investment minimums. Shares may be purchased daily at a price that is not less than the Trust’s then-current NAV (exclusive of dealer manager fees and commissions) and the Trust will accept purchases of Shares daily. The Trust intends to terminate this offering, and end its offering period (the “Offering Period”), at such time as the Master Fund has reached the maximum offering of Shares. See “Plan of Distribution.” The Master Fund’s maximum offering of its Master Fund Shares is 300,000,000.
Seed Capital Investments.   An affiliate of Colony NorthStar has invested $2.0 million in the Master Fund (the “Seed Capital Investment”) in exchange for Master Fund Shares. The Master Fund Shares issued to an affiliate of Colony NorthStar for the Seed Capital Investment and the Master Fund Shares issued to the Trust and any other investment company registered under the 1940 Act which has a principal investment strategy of investing substantially all of its assets in the Master Fund, possess identical characteristics, rights, priorities and preferences. Colony NorthStar and its affiliates will vote their Master Fund Shares in the same proportion as which the other Master Fund Shares are voted. In addition, a wholly owned subsidiary of Colony NorthStar has purchased $100,000 of the Shares for purposes of satisfying the seed capital regulatory requirement under the 1940 Act.
i

Multi-Class Structure.    The Trust intends to offer to the public three classes of Shares: Class A Shares, Class D Shares and Class I Shares. The Trust is offering to sell any combination of Shares, with an aggregate number of Shares up to the maximum offering of Shares. The classes of Shares differ only with respect to the sales load investors must pay. An investor will pay (i) selling commissions and dealer manager fees for the purchase of the Trust’s Class A Shares, (ii) dealer manager fees, but no selling commissions, for the purchase of the Trust’s Class D Shares and (iii) no selling commissions or dealer manager fees for the purchase of the Trust’s Class I Shares. However, regardless of class, each Share will (i) have identical rights with respect to voting and distributions, (ii) will bear its own pro rata portion of the Trust’s expenses, and (iii) have the same NAV per Share.
This prospectus sets forth concisely important information about the Trust and the Master Fund that a prospective investor should know before investing in Shares. Investors are advised to read this prospectus carefully and to retain it for future reference. The Trust will file annual, semi-annual and quarterly reports with the SEC. The SEC also maintains a website at http://www.sec.gov that contains such information. This information will also be available free of charge by contacting the Trust at 5299 DTC Boulevard, Suite 900, Greenwood Village, CO 80111, Attn: Investor Relations or by telephone at (877) 940-8777, or the Trust website at http://www.northstarsecurities.com/crefund/. Information contained on the website is not incorporated by reference into this prospectus and you should not consider that information to be part of this prospectus.
Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.
Neither the SEC nor any state securities commission has approved or disapproved the investment merit of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Shares distributed by ALPS Distributors, Inc.
The date of this prospectus is March 21, 2017.

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement the Trust filed with the SEC, using a continuous offering process, to raise capital. Periodically, as the Trust makes material investments through the Master Fund or has other material developments, it will provide a prospectus supplement or may amend this prospectus to add, update or change information contained in this prospectus.
Any statement that the Trust makes in this prospectus will be modified or superseded by any inconsistent statement made by the Trust in a subsequent prospectus supplement. The registration statement filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.”
You should rely only on the information contained in this prospectus. Neither the Trust nor the Distributor has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or issuance of the Shares. If there is a material change in the Trust’s affairs, it will amend or supplement this prospectus.

Summary of Terms
This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Trust. Before investing, a prospective investor in the Trust should carefully read the more detailed information appearing elsewhere in this prospectus.
THE TRUST
NorthStar Real Estate Capital Income Fund (the “Trust”), is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Trust is a “feeder” in a “master-feeder” structure. The Trust intends to qualify as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes beginning with the taxable year ending December 31, 2017. The Trust’s primary investment objectives are to generate attractive and consistent income through cash distributions and preserve and protect shareholders’ capital, with a secondary objective of capital appreciation. There can be no assurance that the Trust will achieve its investment objectives.
THE MASTER FUND
NorthStar Real Estate Capital Income Master Fund (the “Master Fund”), is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Master Fund has the same investment objectives as the Trust. There can be no assurance that the Master Fund will achieve its investment objectives. The Master Fund may have investors in addition to the Trust from time to time that may (individually or in the aggregate) own a greater percentage of the Master Fund than is owned by the Trust. NorthStar Real Estate Capital Income Fund-T (the “Feeder Fund”), a feeder fund of the Master Fund, expects to commence a public offering as soon as practicable, following the commencement of operations of the Master Fund. The Master Fund intends to qualify as a RIC under Subchapter M of the Code for U.S. federal income tax purposes beginning with the taxable year ending December 31, 2017.
THE ADVISOR
CNI RECF Advisors, LLC (the “Advisor”), a Delaware limited liability company, serves as the investment adviser of the Trust and Master Fund, and is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Pursuant to a separate investment advisory agreement with each of the Trust (as amended, supplemented or otherwise modified from time to time, the “Trust Advisory Agreement”) and the Master Fund (as amended, supplemented or otherwise modified from time to time, the “Master Fund Advisory Agreement”), the Advisor oversees the management of the Trust’s and Master Fund’s activities, respectively, including investment strategies, investment goals, asset allocation, asset management, leverage limitations, reporting requirements and other guidelines in addition to the general monitoring of the Trust’s and Master Fund’s portfolios, subject to the oversight of the Trust’s Board of Trustees (the “Board”) and the Master Fund’s Board of

Trustees (the “Master Fund Board”). The Advisor also provides certain other administrative services, including marketing, investor relations and certain accounting services and maintenance of books and records on behalf of the Trust and the Master Fund pursuant to the Trust Advisory Agreement and the Master Fund Advisory Agreement, respectively. The Advisor will also furnish the Trust and Master Fund with office facilities and equipment and provide clerical services to the Trust and the Master Fund. In addition, the Advisor will perform the calculation and publication of the Master Fund’s NAV, and oversee the preparation and filing of the Master Fund’s tax returns, the payment of the Master Fund’s expenses and the performance oversight of various third party service providers.
In accordance with the Master Fund Advisory Agreement and the Trust Advisory Agreement, the Advisor will be reimbursed for certain expenses it or its affiliates incur in connection with providing services to the Trust or the Master Fund, as provided for in the Master Fund Advisory Agreement and the Trust Advisory Agreement, respectively. The Trust and the Master Fund will also reimburse the Advisor for routine non-compensation overhead expenses incurred by the Advisor in performing administrative services for the Trust and Master Fund. For a description of the expenses subject to reimbursement, see “Trust and Master Fund Expenses.”
The Advisor is an affiliate of Colony NorthStar (as defined below) and does not have employees. However, the Advisor has entered into a staffing agreement with one or more of its affiliates of Colony NorthStar (the “Advisor Staffing Agreement”), under which Colony NorthStar’s affiliates have agreed to make certain senior management and other personnel available to the Advisor to perform services for the Trust and Master Fund.
Although the Advisor has a limited operating history, it is led by an experienced executive team with, on average, over 28 years of operational and management experience in the commercial real estate and alternative investment management industries, including Thomas J. Barrack, Jr., David T. Hamamoto, Richard B. Saltzman, Darren J. Tangen, Mark M. Hedstrom, Kevin P. Traenkle, Ronald M. Sanders and Neale W. Redington. In addition, the senior management team for the Colony NorthStar Retail-Focused Companies (the “retail platform’s senior management team”) is comprised of Daniel R. Gilbert, Brett S. Klein and Frank V. Saracino, who have, on average, over 16 years of experience managing public companies.
In executing its business strategy, the Master Fund will benefit from the Advisor’s affiliation with Colony NorthStar, Inc. (“Colony NorthStar”), a leading global real estate and investment management firm with approximately $58 billion in assets under management as of September 30, 2016, based on the combined assets under management of Colony Capital, Inc. (“Colony”), NorthStar Asset Management Group, Inc. (“NSAM”) and NorthStar Realty Finance Corp (“NorthStar Realty”). Colony NorthStar provides investment management services and manages private funds, non-traded and traded real estate investment trusts and registered investment companies on behalf of a diverse set of institutional and individual investors.
Colony NorthStar’s executive and retail platform’s senior management teams are currently responsible for the operations of eight other publicly-registered investment platforms. These platforms include Colony NorthStar and NorthStar Realty Europe Corp. (“NorthStar Realty Europe”), a publicly-traded European CRE company with approximately $2.1 billion in assets under management as of September 30, 2016, and, with the support of the retail platform’s senior management team, seven companies that have raised, are raising or are expected to raise capital through the retail markets, which are referred to as the Colony NorthStar Retail-Focused Companies: NorthStar Real Estate Income Trust, Inc. (“NorthStar Income”), NorthStar Real Estate Income II, Inc. (“NorthStar Income II”), NorthStar Healthcare Income, Inc. (“NorthStar Healthcare”), NorthStar/RXR New York Metro Real Estate, Inc. (“NorthStar/RXR”), NorthStar/Townsend Institutional Real Estate Fund Inc. (“NorthStar/Townsend”) and NorthStar Corporate Income Master Fund and its two feeder funds (collectively, “NorthStar Corporate Fund”). We refer to the Colony NorthStar Retail-Focused Companies together with NorthStar Realty Europe and any other current and future companies, funds or vehicles managed by Colony NorthStar or its affiliates, as the Managed Companies. Through their management of these companies, the executive team and retail platform’s senior management team of Colony NorthStar and its affiliates have developed significant expertise in operating publicly-registered companies, including public company reporting, internal controls and risk management, legal and regulatory compliance, stock exchange requirements, fund management and operations. In addition, Colony NorthStar’s executive team has substantial experience in private debt, private equity and real estate investing.
As of March 21, 2017, Colony NorthStar and its affiliates had more than 500 employees located domestically and internationally across 17 cities in 10 countries, with its principal offices located in Los Angeles, California and in New York, New York.
On January 10, 2017, pursuant to the merger agreement between NSAM, NorthStar Realty and Colony, dated as of June 2, 2016 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), NSAM, NorthStar Realty and Colony merged into Colony NorthStar, Inc. (NYSE: CLNS) through a series of mergers (the “Mergers”). As a result of the Mergers, Colony

NorthStar is a diversified equity REIT with an embedded institutional and retail investment management business. In addition, following the Mergers, the Advisor is a subsidiary of Colony NorthStar.
ADMINISTRATOR AND ACCOUNTING AGENT
Pursuant to a master administration, bookkeeping and pricing services agreement (the “Administration, Bookkeeping and Pricing Services Agreement”) by and among the Master Fund, the Trust, the Feeder Fund and ALPS Fund Services, Inc. (the “Administrator”), the Administrator provides the Master Fund, the Trust and the Feeder Fund with certain administration and accounting services. See “Administrator and Accounting Agent.”
INVESTMENT OBJECTIVES
The Trust’s primary investment objectives are to generate attractive and consistent income through cash distributions and preserve and protect shareholders’ capital, with a secondary objective of capital appreciation. There can be no assurance that the Trust will achieve its investment objectives.
INVESTMENT STRATEGIES
The Trust seeks to achieve its investment objectives by investing substantially all of its assets in the Master Fund. Any assets of the Trust not invested in the Master Fund will be de minimis amounts of cash or cash equivalents to meet its ongoing expenses. All investments are made at the Master Fund level; therefore, the Trust’s investment results will correspond directly to the investment results of the Master Fund.
The Master Fund intends to invest primarily in a diversified portfolio of real estate and real estate-related investments, which, under normal circumstances, will represent at least 80% of the Master Fund’s net assets (plus the amount of leverage for investment purposes), including: (i) CRE debt, including first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans and preferred equity interests; (ii) CRE equity investments, including (a) direct investments in CRE and (b) indirect ownership in CRE through private equity real estate investments (“PERE Investments”) and other joint ventures; and (iii) CRE securities, such as commercial mortgage-backed securities (“CMBS”), unsecured debt of publicly-traded real estate investment trusts (“REITs”) and collateralized debt obligation (“CDO”) notes. Although the Master Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Master Fund intends to invest in a variety of asset types, property types and geographic locations. The Master Fund’s lending focused investment strategy emphasizes its primary investment objectives to generate attractive and consistent income through cash distributions and preserve and protect shareholders’ capital and its secondary investment objective of capital appreciation from its investments. The Master Fund cannot predict its portfolio composition because such composition will be dependent, in part, upon the then-current CRE market, the investment opportunities it presents and available financing, if any, as well as other micro and macro market conditions. The Master Fund’s 80% policy may only be changed with 60 days’ prior notice to shareholders of the Master Fund (the “Master Fund Shareholders”). There can be no assurance that the Master Fund will achieve its investment objectives.
Certain direct and indirect equity investments in CRE may be made through the Master Fund’s private REIT (the “REIT Subsidiary”), which intends to invest through wholly owned special purpose vehicles in properties with a focus on consistent income and quality locations. The REIT Subsidiary may also invest in CRE debt and securities. Investment through the REIT Subsidiary involves risks, including the risk that the failure of the REIT Subsidiary to qualify as a REIT will have adverse tax consequences on the REIT Subsidiary and may adversely affect the performance of the Master Fund and, consequently, the Trust.
The period that the Master Fund will hold its investments will vary depending on the type of asset, interest rates, investment performance, micro and macro real estate environment, capital markets and credit availability, among other factors. The Master Fund expects to hold debt investments until the stated maturity. The Master Fund may sell all or a partial ownership interest in an asset before the end of the expected holding period if the Master Fund believes that market conditions have maximized its value to the Master Fund or the sale of the asset would otherwise be in the best interests of the Master Fund Shareholders.
MARKET OPPORTUNITIES
The Advisor believes that the near and intermediate-term market for CRE lending and investments in CRE debt, equity and securities investments continues to be compelling from a risk-return perspective. The Master Fund favors a strategy weighted toward targeting CRE debt investments that maximize current income, with significant subordinate capital and downside structural protections. The Advisor believes that the Master Fund’s lending-focused investment strategy, combined with the experience and expertise of the Advisor’s management team, will provide opportunities to: (i) originate loans with attractive current returns and strong structural features directly with borrowers, thereby taking advantage of market conditions in order to seek a desirable risk-return dynamic for the shareholders; (ii) make CRE equity investments to participate in potential market and property upside; and (iii) purchase CRE debt and securities from third parties, in some instances at discounts to their face amounts (or par value). The Master Fund believes the combination of these strategies and the application of prudent leverage to its CRE investments may also allow it to: (i) realize appreciation opportunities in the portfolio and (ii) diversify its capital and enhance returns.

BORROWINGS
Subject to limitations imposed by the 1940 Act, the Trust may borrow money from time to time. Shareholders bear all costs and expenses incurred by the Trust either directly or indirectly, including such costs and expenses associated with any leverage incurred by the Trust.
The Master Fund may finance its investments to provide more cash available for investment and to generate improved returns. The Advisor believes that careful use of leverage will help the Trust and Master Fund enhance the returns on their investments. To the extent that the Master Fund determines it is appropriate to borrow funds to make investments, such as through secured credit facilities and issuing debt securities or other forms of leverage, the costs and expenses incurred in connection with the Master Fund’s leveraging strategies will be indirectly borne by the Trust’s Shareholders. The Master Fund’s ability to incur indebtedness is limited such that its asset coverage (as defined in the 1940 Act) must equal at least 300% immediately after each time it incurs indebtedness. Although it has no current intention to do so, the Master Fund may use leverage through the issuance of preferred shares (“Preferred Shares”) so long as the Master Fund maintains asset coverage (as defined in the 1940 Act) equal to at least 200% immediately after each issuance of Preferred Shares. The Master Fund’s use of leverage is subject to risks and may cause the Master Fund’s NAV and distributions to be more volatile than if leverage was not used. There can be no assurance that the Master Fund’s leveraging strategies will be successful. See “Risk Factors — The Master Fund may use leverage in connection with its investments, which may increase the risk of loss associated with its investments.”
In addition to any indebtedness incurred by the Master Fund, the special purpose vehicles that are wholly owned by the Master Fund or any subsidiary of the Master Fund, including the REIT Subsidiary, may also utilize leverage, including by mortgaging properties held by the special purpose vehicles, or by acquiring property with existing debt. Any such borrowings will generally be the sole obligation of each respective special purpose vehicle, without any recourse to any other special purpose vehicle, the REIT Subsidiary, the Master Fund, the Trust or its assets, and the Master Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless the financial statements of the special purpose vehicle, or the subsidiary of the Master Fund that owns such special purpose vehicle, will be consolidated in accordance with Regulation S-X and other accounting rules. If cash flow is insufficient to pay principal and interest on a special purpose vehicle’s borrowings, a default could occur, ultimately resulting in foreclosure of any security instrument securing the debt and a complete loss of the investment, which could result in losses to the REIT Subsidiary and, therefore, to the Master Fund and the Trust.

To the extent that subsidiaries of the Master Fund, including the REIT Subsidiary, directly incur leverage in the form of debt (as opposed to non-recourse borrowings made through special purpose vehicles), the amount of such recourse leverage used by the Master Fund and such subsidiaries, including the REIT Subsidiary, will be consolidated and treated as senior securities for purposes of complying with the 1940 Act’s limitations on leverage by the Master Fund. Accordingly, it is the Master Fund’s present intention to utilize leverage through debt or borrowings in an amount not to exceed 33 1∕3% of the Master Fund’s total assets (i.e., maintain 300% asset coverage), less the amount of any direct debt or borrowing by subsidiaries of the Master Fund, including the REIT Subsidiary, if any. Because the REIT Subsidiary’s preferred shares represent a small amount of leverage by the REIT Subsidiary, such leverage will also be consolidated for purposes of complying with the 1940 Act’s limitations on the Master Fund’s ability to issue Preferred Shares. See “Investment Objectives and Strategies — Borrowing Policy.”
MANAGEMENT AND
INCENTIVE FEES
In light of the Advisor’s arrangement with the Master Fund and the fact that the Trust will seek to achieve its investment objectives by investing substantially all of its assets in the Master Fund, the Advisor will not charge the Trust a Management Fee and an Incentive Fee (as defined below) with respect to any period during which the only investment security held by the Trust is that of the Master Fund. As a result, as long as the Trust continues to invest in the Master Fund as part of a master-feeder arrangement, Shareholders will incur a single fee for the management services provided by the Advisor to the Trust and the Master Fund (without duplication). Pursuant to the Master Fund Advisory Agreement, and in consideration of the advisory services provided by the Advisor to the Master Fund, the Advisor is entitled to a fee consisting of two components — a base management fee (the “Management Fee”) and an incentive fee (the “Incentive Fee”), respectively.
The Management Fee is calculated at an annual rate of 1.25% of the Master Fund’s average net assets. The Management Fee is payable quarterly in arrears and is calculated based on the Master Fund’s average net assets at the end of the two most recently completed calendar quarters (and, in the case of the Trust’s first quarter, the net assets of such quarter-end).
The Incentive Fee is calculated and payable quarterly in arrears based upon the Master Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter.
The Incentive Fee will be subject to a quarterly fixed preferred return to investors, expressed as a rate of return on the value of the Master Fund’s adjusted capital, at the beginning of the most recently completed calendar quarter, of 1.50% (6.0% annualized), subject to a “catch-up” feature, is intended to provide the Advisor with an incentive fee of 12.5% on all of the Master Fund’s pre-incentive fee net investment income when the Master Fund’s pre-incentive fee net investment income reaches 1.715% in any calendar quarter; 12.5% of the Master Fund’s pre-incentive fee net investment income, if any, that exceeds 1.715% in any calendar quarter (6.86% annualized) is payable to the Advisor once the hurdle rate is reached and the catch-up is achieved (12.5% of all the Master Fund’s pre-incentive fee net investment income thereafter is allocated to the Advisor).
For more information regarding these fees, see “Management and Incentive Fees.”
OPERATING EXPENSES
The Trust directly bears all expenses incurred in its operation, including amounts that the Trust reimburses to the Advisor and pays to the Administrator for services provided under the Trust Advisory Agreement and the Administration, Bookkeeping and Pricing Services Agreement, respectively, and the Trust indirectly bears its pro rata portion of all expenses incurred by the Master Fund based on its ownership of common shares of the Master Fund (“Master Fund Shares”), including amounts that the Master Fund reimburses to the Advisor and pays to the Administrator for accounting and administrative services provided to the Master Fund under the Master Fund Advisory Agreement, and the Administration, Bookkeeping and Pricing Services Agreement, respectively, and amounts payable to other third-party service providers engaged by the Advisor on behalf of the Master Fund. See “Summary of Fees and Expenses” and “Trust and Master Fund Expenses.”
DISTRIBUTIONS
Subject to the Board’s discretion and applicable legal restrictions, the Trust intends to authorize and declare distributions on a quarterly basis and pay such distributions on a monthly basis beginning no later than the first month after Shares are first sold to the public. The distributions are expected to be paid using distributions received from the Master Fund, net of any Trust operating expenses. Generally, the Master Fund intends to pay distributions from cash flow from operations. However, the Master Fund’s organizational documents permit it to pay distributions from any source, including borrowings, sales of assets and offering proceeds contributed to it by the Trust. Distributions may also be made in the form of taxable stock dividends. Additionally, some distributions may be paid through the partial waiver of fees by the Advisor. For so long as each of the Trust and the Master Fund qualify as a RIC, neither the Trust nor the Master Fund will have to pay corporate-level U.S. federal income taxes on any income that it distributes to its shareholders out of its tax earnings and profits. In addition, in order to qualify for and maintain RIC tax treatment, each of the Trust and the Master Fund must distribute, on a timely basis with respect to each tax year, dividends of an amount at least equal to the sum of 90% of its “investment company taxable income,” determined without regard to any deduction for dividends paid, and its net tax-exempt interest income for such tax year. See “Distributions.”
DISTRIBUTION SUPPORT AGREEMENT
Pursuant to a distribution support agreement (the “Distribution Support Agreement”) between the Master Fund and NSAM FV Holdings, LLC (“NSAM FV”), NSAM FV has agreed to purchase, either directly or through one or more of its affiliates, up to an aggregate of  $10.0 million in Master Fund Shares at the then-current NAV per Master Fund Share, of which $2.0 million was contributed to the Master Fund, by an affiliate of Colony NorthStar, as the Seed Capital Investment, until the earlier of  (a) two (2) years from the date the Trust, or another investment company registered under the 1940 Act which has a principal investment strategy of investing substantially all of its assets in the Master Fund, commences an offering, or (b) the date upon which neither the Advisor nor any of its affiliates is serving as the Master Fund’s investment adviser. In no event shall NSAM FV be required to purchase in the aggregate greater than $10.0 million in Master Fund Shares, including the Seed Capital Investment. If the cash distributions the Master Fund pays during any month exceeds the Master Fund’s net investment income for such month, NSAM FV will purchase, either directly or through one or more of its affiliates, Master Fund Shares following the end of each month for an aggregate purchase price equal to the amount by which the distributions paid to the Master Fund Shareholders exceed the Master Fund’s net investment income for such month, up to an amount equal to a 6.0% cumulative, non-compounded annual return on Master Fund Shareholders’ invested capital prorated for such month. Notwithstanding the obligations of NSAM FV pursuant to the Distribution Support Agreement, the Master Fund is not required to pay distributions to the Master Fund Shareholders, including the Trust, at a rate of 6.0% per annum or at all. Further, a $10.0 million investment in the Master Fund by NSAM FV in accordance with the Distribution Support Agreement may not be sufficient to enable the Master Fund to pay distributions to Master Fund Shareholders at a rate of at least 6.0% per annum during the term of the agreement. Distributions funded from offering proceeds pursuant to the Distribution Support Agreement may constitute a return of capital, which is a return of an investor’s investment rather than a return of earnings or gains derived from investment activities. Distributions constituting a return of capital will lower a Shareholder’s tax basis in his or her Shares. Reducing a Shareholder’s tax basis in his or her Shares will have the effect of increasing his or her capital gain (or reducing loss) on a subsequent sale of Shares. After the Distribution Support Agreement with NSAM FV has terminated, the Master Fund and, consequently, the Trust may not have sufficient cash available to pay distributions at the rate it had paid during preceding periods or at all. For more information regarding the Distribution Support Agreement, the purchase of Master Fund Shares thereunder as of the date of this prospectus and the distribution policy, please see “Distributions — Distribution Support Agreement.”
BOARD OF TRUSTEES
The Board has overall responsibility for monitoring and overseeing the Trust’s management and operations. A majority of the Trustees are trustees who are not “interested persons” of the Trust as defined in the 1940 Act (“Independent Trustees”). These same Trustees also serve as the Trustees of the Master Fund. See “Management of the Trust and the Master Fund.”
THE OFFERING
The Trust is offering on a continuous basis up to 300,000,000 Shares. Shares will be offered through the Distributor at a public offering price (the “Offering Price”) equal to the Trust’s then-current NAV per Share, plus selling commissions and dealer manager fees of up to 6.0% and 2.0%, respectively, of the Offering Price. The Trust is offering to the public three classes of Shares: Class A Shares, Class D Shares and Class I Shares. The Trust is offering to sell any combination of Shares, with an aggregate number of Shares up to the maximum offering of Shares. The Shares differ with respect to the sales load an investor must pay. An investor will pay (i) selling commissions and dealer manager fees for the purchase of Class A Shares, (ii) dealer manager fees, but not selling commissions, for the purchase of Class D Shares and (iii) no selling commissions or dealer manager fees for the purchase of Class I Shares (collectively, the “Sales Load”). However, regardless of class, each Share (i) will have identical rights with respect to voting and distributions, (ii) will bear its own pro rata portion of the Trust’s expenses and (iii) will have the same NAV per Share as each other Share.
PLAN OF DISTRIBUTION
This is a continuous offering of Shares as permitted by the federal securities laws. The Distributor has agreed to sell the Shares on a best efforts basis, subject to various conditions but not subject to a contingency of any kind, and is not required to sell any specific number or dollar amount of Shares. NorthStar Securities, LLC (“NorthStar Securities”) has entered into a wholesale marketing agreement with the Distributor in connection with the offering of the Shares. Shares may be purchased daily at a price that is not less than the Trust’s then-current NAV (exclusive of dealer manager fees and commissions) and the Trust will accept purchases of Shares daily.
SALES LOAD
The selling commissions and dealer manager fees may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries, and sales to affiliates. Investors will pay (i) selling commissions of up to 6.0% and dealer manager fees of up to 2.0% of the Trust’s Offering Price per Share for the purchase of Class A Shares, (ii) dealer manager fees of 2.0% of the Trust’s offering price per Share, but no selling commissions, for the purchase of Class D Shares and (iii) no selling commissions or dealer manager fees for the purchase of Class I Shares. No selling commissions or dealer manager fees will be paid in connection with sales of Shares under the distribution reinvestment plan (“DRP”).
ORGANIZATION AND OFFERING EXPENSES
The Advisor and its affiliates have incurred organization and offering costs, on the Trust’s behalf, of approximately $11,000 and $1,700,000, respectively, as of December 31, 2016. The Advisor and its affiliates are entitled to receive reimbursement for costs paid on behalf of the Trust. The Trust records organization and offering costs each period based upon an allocation determined by the Advisor based on its expectation of total organization and offering costs to be reimbursed. As of March 21, 2017, no organization and offering costs have been allocated to the Trust.
Organization costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Trust’s organization. These costs are expensed as incurred. The Trust’s offering costs include, among other things, legal, accounting, printing and other expenses pertaining to this offering. The offering costs incurred directly by the Trust are accounted for as a deferred charge and are amortized over 12 months on a straight-line basis.
The Trust will reimburse the offering expenses incurred by the Advisor and its affiliates on the Trust’s behalf. However, the Advisor has agreed to limit the amount of  “Organization and Offering Expenses” incurred by the Trust to 1.0% of the aggregate proceeds raised in this offering, exclusive of selling commissions and dealer manager fees. Any reimbursements of organization and offering expenses by the Trust will not exceed actual expenses incurred by the Advisor and its affiliates, and the Advisor is responsible for the payment of the Trust’s cumulative organization and offering expenses to the extent they exceed 1.0% of the aggregate proceeds raised in this offering, exclusive of selling commissions and dealer manager fees.
PURCHASES OF SHARES
Investors may buy and sell Shares through financial intermediaries and their agents that have made arrangements with the Trust and are authorized to buy and sell shares of the Trust (collectively, “Financial Intermediaries”). Such Financial Intermediaries may be authorized to designate other intermediaries to receive purchase or sale orders on the Trust’s behalf. Orders will be placed at the appropriate price, which shall be a price that is not less than the Trust’s then-current NAV (exclusive of dealer manager fees and commissions) next computed after it is received by a Financial Intermediary and accepted by the Trust. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Trust and for forwarding payment promptly. Orders placed with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the New York Stock Exchange is open for business will be priced based on the Trust’s NAV determined as of such day, plus any applicable Sales Load, while orders placed with a Financial Intermediary after the close of regular trading (generally after 4:00 p.m., Eastern Time) on a day that the New York Stock Exchange is open for business will be priced based on the Trust’s NAV determined on the day following the date upon which such order is received by the Financial Intermediary, plus any applicable Sales Load.
An investor may also complete and sign a subscription agreement for a specific dollar amount equal to or greater than $4,000 for Class A or Class D Shares, and $100,000 for Class I Shares, and pay such amount at the time of subscription; provided, however, that the Trust reserves the right to accept subscriptions of less than $4,000. An investor should make his or her check payable to “NorthStar Real Estate Capital Income Fund.” Subscriptions will be effective only upon the Trust’s acceptance and it reserves the right to reject any subscription in whole or in part. Subscriptions will be priced based on the Trust’s NAV determined as of the date the subscription is received by the Trust, plus any applicable Sales Load. Subscriptions will be accepted or rejected by the Trust within ten days of receipt and, if rejected, all funds will be returned to subscribers without deduction for any expenses without interest, unless otherwise required by applicable law. Pending acceptance of an investor’s subscription, proceeds will be deposited into an account for his or her benefit. An investor does not have the option of rescinding a purchase order after the Shares to be purchased pursuant to the subscription agreement have been issued to the investor.
The minimum initial investment is $4,000 for Class A or Class D Shares and $100,000 for Class I Shares. The Trust reserves the right to waive investment minimums. Additional purchases must be in increments of  $100, except for purchases made pursuant to the Trust’s DRP or as otherwise permitted by the Trust. See “Distribution Reinvestment Plan.”
For Shares purchased through a subscription, an approved trustee must process and forward to the Trust subscriptions made through individual retirement accounts (“IRAs”), Keogh plans and 401(k) plans. In such case, the Trust will send the confirmation and notice of its acceptance to the trustee.

SUITABILITY STANDARDS
An investment in the Trust involves a considerable amount of risk. Shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. A Shareholder may lose all or a portion of his or her money. An investment in the Trust should not be viewed as a complete investment program.
ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES
Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, IRAs, and 401(k) and Keogh plans, may purchase Shares. Because the Trust is registered as an investment company under the 1940 Act, the underlying assets of the Trust should not be considered to be “plan assets” of the ERISA plans investing in the Trust for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, neither the Trust nor the Advisor should be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA plan that becomes a Shareholder, solely as a result of the ERISA plan’s investment in the Trust. See “ERISA Considerations.”
UNLISTED CLOSED-END STRUCTURE
Each of the Trust and the Master Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Trust does not currently intend to list the Shares for trading on any securities exchange and does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Trust, unlike an investment in a listed closed-end fund, is not a liquid investment.
The Trust intends to institute a share repurchase program, but it may limit the number of Shares that it will offer to repurchase. As a result, an investor’s ability to sell his or her Shares may be limited and such investor may not receive a full return of invested capital upon selling his or her Shares. The Trust will not charge for the transfer of its Shares except for necessary and reasonable costs it actually incurs.
The Trust believes that an unlisted closed-end structure is most appropriate for the long-term nature of the Master Fund’s investment strategy. The ability to hold positions through various market conditions is crucial to maximizing shareholder value. Features that interfere with this ability (such as daily redemptions that cause the premature sale of investments) could impair the Master Fund’s ability to execute its strategy. Accordingly, an unlisted closed-end structure helps the Master Fund achieve its investment objectives. Because Shares will not be listed on a national securities exchange, the Shares will not be subject to the market price volatility associated with the public markets. However, the NAV of the Shares may be volatile.
VALUATIONS
The Trust intends to determine the NAV of Shares daily during the Offering Period and quarterly thereafter. The Master Fund’s valuation committee, which consists of personnel from the Advisor whose membership on the Valuation Committee was approved by the Master Fund Board (the “Valuation Committee”), values the Master Fund’s assets in good faith pursuant to the Master Fund’s valuation policies and procedures that were developed by the Valuation Committee and approved by the Master Fund Board. In circumstances where market quotes are not readily available, the Master Fund Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to the Valuation Committee. On a quarterly basis, or more frequently if necessary, the Master Fund’s audit committee reviews and the Master Fund Board ratifies the valuation determinations made with respect to the Master Fund’s investments during the preceding period and evaluates whether such determinations were made in a manner consistent with the Master Fund’s valuation policies and procedures. The Trust will, in turn, utilize the NAV of the Master Fund Shares as determined by the Master Fund in accordance with the methodology described above in determining the NAV and offering price of the Shares. Valuations of Fund investments will be disclosed quarterly in reports filed with the Securities and Exchange Commission (the “SEC”). See “Determination of Net Asset Value.”
LIQUIDITY STRATEGY
The Trust and the Master Fund intend to explore a liquidity event for Shareholders approximately five years following the completion of this offering or at such earlier time as the Board and the Master Fund Board may determine, taking into consideration market conditions and other factors. Accordingly, investors should consider that they may not have access to the money they invest for an indefinite period of time or until a liquidity event is completed. The Trust may determine not to pursue a liquidity event if it believes that then-current market conditions are not favorable for a liquidity event.
A liquidity event could include (i) the purchase by the Master Fund for cash of all the Trust’s Master Fund Shares at NAV and the distribution of that cash to the Trust’s shareholders on a pro rata basis in connection with the Trust’s complete liquidation and dissolution; (ii) subject to the approval of the shareholders of each feeder fund, including the Trust, a listing of the Master Fund Shares on a national securities exchange and the liquidation and dissolution of each feeder fund, including the Trust, at which point all shareholders of each feeder fund would become direct shareholders of the Master Fund; or (iii) a merger or another transaction approved by the

Board and the Master Fund Board in which the Shareholders will receive cash or securities of a publicly-traded company. The aforementioned scenarios are referred to as “liquidity events.”
While the Trust and the Master Fund intend to explore a liquidity event approximately five years following the completion of this offering or at such earlier time as the Board and the Master Fund Board may determine, taking into consideration market conditions and other factors, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that there will be a liquidity event at all.
DISTRIBUTION REINVESTMENT PLAN
The Trust intends to adopt an “opt in” DRP pursuant to which Shareholders may elect to have the full amount of their cash distributions reinvested in additional Shares. Participants in the DRP are free to participate in or terminate their participation in the DRP within a reasonable time as specified in the plan. If Shareholders do not elect to participate in the plan, they will automatically receive any distributions the Trust declares in cash.
The Trust expects to issue Shares pursuant to the DRP monthly on the day of or immediately following each monthly distribution payment date at a price equal to the NAV per Share. Shares issued pursuant to the DRP will have the same voting rights as Shares offered pursuant to this prospectus. See “Distributions.”
PERIODIC LIQUIDITY THROUGH SHARE REPURCHASE PROGRAM
To provide Shareholders with limited liquidity, the Trust intends to conduct quarterly repurchases of Shares, but the Trust is not obligated to do so. Each repurchase offer will generally be conducted in parallel with similar repurchase offers made by the Master Fund with respect to the Master Fund Shares. The first offer to repurchase Shares from Shareholders is expected to occur in the first full calendar quarter after Shares are first sold to the public. Any offer to repurchase Shares will be conducted solely through written tender offer materials mailed to each Shareholder (and not through this prospectus) in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The Trust currently intends to limit the number of Shares to be repurchased on each date of repurchase to the number of Shares the Trust can repurchase with, in the Board’s sole discretion, (i) the aggregate proceeds it has received from the issuance of Shares pursuant to its DRP for the previous calendar quarter, and/or (ii) the aggregate proceeds it has received from the sale of Shares, other than such Shares issued pursuant to its DRP for the previous calendar month immediately prior to the date upon which the notification to repurchase Shares was provided to Shareholders. The Board may, in its sole discretion, determine to limit the number of Shares to be repurchased to an amount that is greater than or less than the amounts described above. The Trust will further limit the number of Shares to be repurchased in any calendar quarter to 5.0% of the weighted average number of Shares outstanding in the previous full calendar quarter prior to the date upon which the notification to repurchase Shares was provided to Shareholders. In addition, beginning with our second calendar year of operations, the Trust will limit the number of Shares to be repurchased in any calendar year to 20.0% of the weighted average number of Shares outstanding in the prior calendar year. The Trust intends to offer to repurchase such Shares at a price equal to the NAV per Share on each date of repurchase.
The Trust’s assets consist primarily of its interest in Master Fund Shares. Therefore, in order to finance the repurchase of Shares pursuant to the repurchase offers, the Trust may find it necessary to liquidate all or a portion of its interest in Master Fund Shares. As a result, the Trust will not generally conduct a repurchase offer for Shares unless the Master Fund simultaneously conducts a repurchase offer for Master Fund Shares. The Trust expects the Master Fund to conduct quarterly repurchase offers for Master Fund Shares.
If the amount of repurchase requests exceeds the number of Shares the Trust seeks to repurchase, the Trust will repurchase Shares on a pro rata basis. If the Trust does not repurchase the full amount of Shares that a Shareholder requests to be repurchased, or the Trust determines not to make repurchases of Shares, a Shareholder may not be able to dispose of their Shares. Any periodic repurchase offers will be subject in part to the Trust’s available cash and compliance with the RIC qualification and diversification rules promulgated under Code and the REIT Subsidiary’s compliance with the REIT qualification and diversification rules under the Code.
While the Trust intends to conduct quarterly repurchase offers as described above, the Trust is not required to do so and the Board or the Master Fund Board may suspend or terminate such repurchase offers at any time. Shareholders may be unable to sell their Shares for an indefinite amount of time or at a desired price as investors have no right to require the Trust to redeem their Shares. See “Risk Factors — Risks Related to an Investment in the Trust.”
SUMMARY OF TAXATION
Each of the Trust and the Master Fund intend to operate in a manner that will allow each to qualify as a RIC under Subchapter M of the Code for U.S. federal income tax purposes. For so long as each of the Trust and the Master Fund qualify as a RIC, generally, neither the Trust nor the Master Fund will have to pay corporate-level U.S. federal income taxes on any income that it distributes to its shareholders from its tax earnings and profits. In addition, in order to qualify for and maintain RIC tax treatment, each of the Trust and the Master Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to the sum of 90% of its “investment company taxable income,” determined without regard to any deduction for dividends paid, and its net tax-exempt interest income for such tax year.
The REIT Subsidiary intends to operate in a manner that will allow it to qualify as a REIT for U.S. federal income tax purposes. For so long as the REIT Subsidiary qualifies as a REIT, generally, the REIT Subsidiary will not have to pay corporate-level U.S. federal income taxes on any income that it distributes to its shareholders from its tax earnings and profits. See “Distributions” and “U.S. Federal Income Tax Considerations.”
FISCAL YEAR
For accounting purposes, the Trust’s fiscal year is the 12-month period ending on December 31.
REPORTS TO SHAREHOLDERS
As soon as practicable after the end of each calendar year, the Trust will furnish to Shareholders a statement on Form 1099-DIV identifying the sources of the distributions paid by the Trust to Shareholders for tax purposes. In addition, the Trust will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
CONFLICTS OF INTEREST
The Advisor and certain of its affiliates may experience conflicts of interest in connection with the management of the Master Fund, including, but not limited to:
•
the allocation of the time and resources of the directors, members, officers and employees of the Advisor and/or its affiliates and the members of the investment committee between the Master Fund and other investment activities, including relating to the Managed Companies;

•
compensation payable by the Master Fund to the Advisor and its affiliates;

•
competition with certain affiliates of Colony NorthStar and the Managed Companies and the Advisor for investment opportunities;

•
the due diligence review of the Master Fund and the Trust by NorthStar Securities, which is an affiliate of the Advisor;

•
NorthStar Securities’ conflict in selling securities with respect to a number of public offerings, simultaneously with this offering, for issuers whose businesses may or may not be competitive; and

•
the formation of additional investment funds or entrance into other investment advisory relationships by the Advisor or its affiliates.

Certain entities affiliated with the Advisor have filed an exemptive application with the SEC to engage in otherwise prohibited co-investment opportunities. If such exemptive relief is granted, the Master Fund intends to rely on such exemptive relief to engage in otherwise prohibited co-investment opportunities with certain entities affiliated with or managed by the Advisor or its affiliates. However, until any such relief is granted, the Master Fund may co-invest with the Advisor and its affiliates only in accordance with existing regulatory guidance and applicable allocation policies, which may reduce the amount of transactions in which the Master Fund can participate and make it more difficult for it to implement its investment objectives. These co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, the Advisor and its affiliated investment advisers will seek to execute such transactions for all of the participating investment accounts, including the Master Fund, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the investment programs and portfolio positions of the accounts, the accounts for which participation is appropriate and any other factors deemed appropriate.
In addition, the Trust’s and the Master Fund’s executive officers and certain of the Trustees may also be officers, directors, managers or employees of Colony NorthStar, NorthStar Securities and/or other affiliates of Colony NorthStar or the Managed Companies. These persons have legal obligations with respect to those entities that may be similar to their obligations to the Trust and the Master Fund and may have conflicts with respect to allocation of time and resources between such entities. See “Conflicts of Interest.”
RISK FACTORS
Investing in the Trust involves risks, including the risk that a Shareholder may receive little or no return on its investment or that a Shareholder may lose part or all of its investment. Below is a summary of some of the principal risks of investing in the Trust. Because the Trust will invest substantially all of its assets in the Master Fund, an investment in the Trust carries all of the risks of an investment in the Master Fund. For a more complete discussion of the risks of investing in the Master Fund, see “Risk Factors.” Shareholders should consider carefully the following principal risks before investing in the Trust:
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The Trust and the Master Fund have limited operating histories;

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An investment in Shares is not suitable for an investor if they need access to the money they invest. See “Liquidity Strategy” and “Investor Suitability;”

•
Unlike an investor in most closed-end funds, Shareholders should not expect to be able to sell their Shares regardless of how the Trust performs. See “Liquidity Strategy;”

•
The Trust is not obligated to complete a liquidity event by a specified date; therefore, it will be difficult or impossible for a Shareholder to sell his or her Shares;

•
Beginning with the first calendar quarter after Shares are first sold to the public, the Trust intends to offer to repurchase Shares on a quarterly basis. As a result Shareholders will have limited opportunities to sell their Shares and, to the extent they are able to sell their Shares under the program, they may not be able to recover the amount of their investment in the Shares. In addition, the Board or the Master Fund Board may suspend or terminate the share repurchase program at any time and there is no guarantee that the program will remain in place;

•
Unless the Master Fund experiences substantial net capital appreciation and realized gains, the repurchase price for Shares associated with the Trust’s periodic repurchase offers will be at a lower price than the price you paid for Shares, and the timing of the Trust’s repurchase offers may be at a time that is disadvantageous to Shareholders;

•
If a Shareholder is able to sell his or her Shares, the Shareholder will likely receive less than the purchase price and the then-current NAV per Share. In addition, Shareholders are subject to transfer restrictions and there is no guarantee that they will be able to sell their shares;

•
The Shares sold in this offering will not be listed on an exchange and the Trust is not expected to consider alternatives for providing liquidity to the Shareholders for at least five years from the completion of the offering stage, and there can be no assurance that there will be a liquidity event at all. Therefore, if Shareholders purchase Shares in this offering, they will have limited liquidity and may not receive a full return of their invested capital if they sell their Shares;

•
The Board may change the Trust’s investment objectives by providing Shareholders with 60 days’ prior notice, or may modify or waive its current operating policies and strategies without prior notice or Shareholder approval, the effects of which may be adverse;

•
Although the Trust intends to implement a share repurchase program, it may be discontinued at any time and only a limited number of Shares will be eligible for repurchase. See “Share Repurchase Program;”

•
The Trust’s distributions are expected to be paid using distributions received from the Master Fund, net of any of the Trust’s operating expenses. Generally, the Master Fund intends to pay distributions from cash flow from operations. However, the Master Fund’s organizational documents permit it to pay distributions from any source, including borrowings, sales of assets and offering proceeds contributed to it by the Trust;

•
This is a “best efforts” offering, and if the Trust is unable to raise substantial funds, the Master Fund will be limited in the number and type of investments it may make, and the value of a Shareholder’s investment may be reduced in the event the Master Fund’s assets under-perform;

•
NorthStar Securities has only limited experience selling common shares on behalf of a registered closed-end management investment company and may be unable to sell a sufficient number of Shares in the Trust for the Trust and the Master Fund to achieve their investment objectives;

•
If the Master Fund’s distributions are funded from sources other than cash flow from operations, the Master Fund will have less cash available for investments and the Master Fund Shareholders’ overall returns may be reduced;

•
The Master Fund may use leverage in connection with its investments, which may increase the risk of loss associated with its investments. In addition, if a wholly owned special purpose vehicle of any subsidiary of the Master Fund, including the REIT Subsidiary, is unable to pay principal and interest on borrowings it has incurred, a default could result in foreclosure of any security instrument securing the debt and a complete loss of the investment, which could result in losses to the REIT Subsidiary and, therefore, to the Master Fund and the Trust;

•
The Master Fund may be unable to obtain financing required to originate or acquire investments as contemplated in its business plan, which could compel it to restructure or abandon a particular origination or acquisition and harm its ability to make distributions;

•
The Advisor, the Trust and the Master Fund face cyber-security risks;

•
Because it must invest substantially all of the assets in the Master Fund, the Trust’s NAV is inherently linked to the Master Fund’s NAV. There is no guarantee that the Trust’s NAV or the Master Fund’s NAV will not decrease;

•
There is a risk that Shareholders may not receive distributions or that the Trust’s distributions may not grow over time. Due to the risks involved in the ownership of real estate-related investments, there is no guarantee of any return and an investor may lose a part or all of his or her investment;

•
The amount of any distributions the Trust may make is uncertain. The Trust’s distribution proceeds may exceed its earnings, particularly during the period before it has substantially invested the net proceeds from this offering. Therefore, portions of the distributions that the Trust makes may be a return of the money that Shareholders originally invested and represent a return of capital to Shareholders for tax purposes;
•
The Trust and the Master Fund’s executive officers and other key professionals of the Advisor may also be officers, directors, employees and/or managers of Colony NorthStar, its affiliates and/or the Managed Companies. As a result, they face conflicts of interest, including time constraints, allocation of investment opportunities and significant conflicts created by the Advisor’s compensation arrangements with the Master Fund and such other entities. See “Conflicts of Interest;”

•
The Trust and Master Fund are dependent upon the officers, directors and/or managers of Colony NorthStar, their affiliates and/or the Managed Companies for their future success and upon the Advisor’s access to such individuals pursuant to the Advisor Staffing Agreement. If the Advisor was to lose access to these investment professionals, the Trust and Master Fund’s ability to achieve their investment objectives could be materially affected;

•
The Advisor or its affiliates have no experience managing a registered closed-end management investment company or a RIC. Colony NorthStar also does not have experience with registered closed-end management investment companies;

•
Colony NorthStar, an affiliate of the Advisor, faces risks different from those previously faced by NSAM, Colony and NorthStar Realty, which may affect the management of the Trust;

•
Colony NorthStar will be subject to business uncertainties and certain operation restrictions following the Mergers, including uncertainties about the effect of the Mergers on the employees, clients and business of Colony NorthStar, which may adversely affect the management of the Trust;

•
The Incentive Fee may induce the Advisor to make and recommend speculative investments or to incur leverage;

•
The Master Fund’s ability to enter into transactions with its affiliates will be restricted. The Master Fund has filed for exemptive relief from the SEC to engage in otherwise prohibited co-investment opportunities with certain entities affiliated with or managed by the Advisor and its affiliates. These co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, the Advisor and its affiliates will seek to execute such transactions for all of the participating investment accounts, including the Master Fund, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of the Master Fund, the clients for which participation is appropriate and any other factors deemed appropriate;
•
The Master Fund may be unable to raise significant capital and invest in a diverse portfolio of investments, which may cause the value of the Master Fund Shares and Shares to vary more widely with the performance of specific assets;

•
The Master Fund intends to invest a substantial portion of the proceeds from this offering in a portfolio of CRE debt, equity and securities investments. The collateral securing the Master Fund’s CRE debt securities, as well as the equity investments, may decrease in value or lose all value over time, which may lead to a loss of some or all of the principal in the debt and securities investments the Master Fund makes;

•
Any unsecured debt and securities may involve a heightened level of risk, including a loss of principal or the loss of the entire investment;

•
The Master Fund’s borrowers and tenants may not be able to make debt service or lease payments owed to the Master Fund due to changes in economic conditions, regulatory requirements and other factors;

•
The Master Fund will be exposed to risks associated with changes in interest rates. In addition, changes in interest rates may affect the Master Fund’s cost of capital and net investment income and ability to make distributions. Specifically, in a rising interest rate environment, fixed interest rate investments may decline in value as interest rates rise;

•
The Master Fund’s investments may be risky and the Master Fund could lose all or part of its investments;

•
The CRE debt the Master Fund will originate and invest in and mortgage loans underlying the CRE securities the Master Fund will invest in are subject to risks of delinquency, taking title to collateral, loss and bankruptcy of the borrower under the loan. If the borrower defaults, it may result in losses to the Master Fund;

•
The Master Fund may make investments in assets with lower credit quality, including below investment grade securities, referred to as “high yield” or “junk bonds,” which may increase its risk of losses;

•
The Master Fund may be subject to risks associated with future advance or capital expenditure obligations in connection with declining real estate values and operating performance;

•
The Master Fund’s CRE debt and securities investments may be adversely affected by changes in credit spreads;

•
Provision for loan losses is difficult to estimate, particularly in challenging economic environments;

•
The subordinate CRE debt the Master Fund may originate and invest in may be subject to risks relating to the structure and terms of the related transactions, as well as subordination in bankruptcy, and there may not be sufficient funds or assets remaining to satisfy the Master Fund’s investments, which may result in losses to the Master Fund;

•
Floating-rate CRE debt, which is often associated with transitional assets, may entail greater risks of default to the Master Fund than fixed-rate CRE debt;

•
Because real estate investments are relatively illiquid, the Master Fund may not be able to vary its portfolio in response to changes in economic and other conditions and may be unable to dispose of certain assets at a fair price, resulting in losses to the Master Fund;

•
Because investments in original issue discount (“OID”) are included in the pre-incentive fee net investment income, such income may exceed the hurdle rate which may result in the payment of an incentive fee, subject to a “catch-up” feature, to the Advisor without a corresponding receipt of cash income;

•
A significant portion of the Master Fund’s investment portfolio will be recorded at fair value as determined in good faith by or under the direction of the Master Fund’s Board and, as a result, there will be uncertainty as to the value of the Master Fund’s investments;

•
The price the Master Fund pays for acquisitions of real property and the terms of the Master Fund’s debt investments will be based on the Advisor’s projections of market demand, occupancy and rental income, as well as on market factors, and the return on the investments may be lower than expected if any of these projections are inaccurate;

•
The Master Fund may be more susceptible than diversified funds to being adversely affected by events impacting a single borrower, geographic location, security or investment type, and is not limited with respect to the proportion of capital that may be invested in a single asset;

•
Shares are not traded on any securities exchange or other market, and although the Trust expects to repurchase Shares on a quarterly basis, no assurances can be given that the Trust will do so;

•
The Master Fund will be subject to significant competition and it may not be able to compete successfully for investments;

•
During a given repurchase offer, it is possible that general economic and market conditions could cause a decline in the NAV per Share prior to the repurchase date;

•
Legal and regulatory changes, including those implemented in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd- Frank Act”), could occur, which may materially adversely affect the Trust and the Master Fund or cause the Trust and the Master Fund to alter its business strategy;

•
The CRE industry has been and may continue to be adversely affected by economic conditions in the United States and global financial markets generally;

•
The Master Fund may be materially adversely affected by market, economic and political conditions globally and in the jurisdictions and sectors in which the Master Fund intends to invest;

•
The failure of the Trust or the Master Fund to qualify as a RIC under Subchapter M of the Code for U.S. federal income tax purposes would subject the Trust and/or the Master Fund to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to Shareholders;

•
The Master Fund is exposed to the risks associated with the REIT Subsidiary and the REIT Subsidiary’s investments, including the risk that the failure of the REIT Subsidiary to qualify as a REIT could have adverse tax consequences on the REIT Subsidiary and may adversely affect the performance of the Master Fund and, consequently, the Trust;

•
The Trust, Master Fund and the REIT Subsidiary may have difficulty paying their required distributions if the Master Fund or the REIT Subsidiary, as applicable, recognizes income before or without receiving cash representing such income;

•
Complying with RIC and REIT requirements may force the Trust, the Master Fund and/or the REIT Subsidiary to liquidate or forego otherwise attractive investments;

•
The Master Fund will be subject to additional risks if it makes investments internationally;

•
Non-U.S. investments may be traded in undeveloped, inefficient and less liquid markets and may experience greater price volatility and changes in value;

•
Sovereign debt defaults and European Union (“EU”) and/or Eurozone exits could have material adverse effects on investments in European companies, while austerity and other measures introduced to limit or contain these issues may themselves lead to economic contraction, which may result in adverse effects for the Master Fund; and

•
Changes in foreign currency exchange rates may adversely affect the U.S. dollar value of and returns on foreign denominated investments.

Accordingly, the Trust should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Trust only if they can sustain a complete loss of their investment.

SUMMARY OF FEES AND EXPENSES
The following table illustrates the aggregate fees and expenses, as a percentage of the average net assets attributable to Shares, that the Trust and the Master Fund expect to incur and that Shareholders can expect to bear directly or indirectly. As investors in the Trust, Shareholders will indirectly bear all fees or expenses paid for by the Trust or the Master Fund. Because the Trust has a limited operating history, many of these expenses are estimates. The Trust does not directly pay a management fee with respect to any period during which the only investment securities held by the Trust are those of the Master Fund. As a result, as long as the Trust continues to invest in the Master Fund as part of a master-feeder arrangement, Shareholders will incur a single fee for management services provided by the Advisor to the Trust and the Master Fund.
	Class A	Class D	Class I
SHAREHOLDER TRANSACTION EXPENSES (as a percentage of the initial offering price for the Shares)
Sales load(1)	8.00%	2.00%	0.00%
Offering expenses(2)	0.92%	0.98%	1.00%
Total shareholder transaction expenses(3)	8.92%	2.98%	1.00%
ANNUAL EXPENSES (as a percentage of the average net assets attributable to Shares)(3)
Management fee(4)	1.25%	1.25%	1.25%
Incentive fees(5)	0.00%	0.00%	0.00%
Interest payments on borrowed funds(6)	1.50%	1.50%	1.50%
Acquired Fund Fees and Expenses(7)	0.36%	0.36%	0.36%
Other expenses(8)	1.55%	1.55%	1.55%
Total annual fund expenses	4.66%	4.66%	4.66%

(1)
As a percentage of the Trust’s Offering Price per Share. “Sales load” includes selling commissions and dealer manager fees of the Trust’s Offering Price per Share. For the Trust’s Class A Shares, an investor will pay selling commissions of up to 6.0% and dealer manager fees of up to 2.0%, respectively, of the Offering Price. For the Trust’s Class D Shares, an investor will pay dealer manager fees of 2.0% of the Offering Price and no selling commissions. For the Trust’s Class I Shares, an investor will not pay selling commissions or dealer manager fees. In no event will the aggregate selling commissions and dealer manager fees exceed 8.0% of the aggregate gross proceeds raised in this offering. See “Plan of Distribution — Compensation of the Distributor and Selected Broker Dealers.”

(2)
Amount reflects estimated offering expenses to be paid by the Trust of up to $1.0 million if the Trust raises $100.0 million in aggregate proceeds in this offering, exclusive of selling commissions and dealer manager fees, during the following twelve months. The offering expenses consist of costs incurred by the Advisor and its affiliates and others on the Trust’s behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Trust’s systems and those of the Distributor, NorthStar Securities and the broker dealers authorized to sell Shares (the “Selected Broker Dealers”), all of whom are or will be members of the Financial Industry Regulatory Authority, Inc. (“FINRA”), or other properly licensed agents. Other such costs also include marketing expenses, salaries and direct expenses of the Advisor’s and its affiliates’ employees and others while engaged in registering and marketing the Shares, which will include development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for the Trust. Any reimbursements for any such costs will not exceed actual expenses incurred by the Advisor and its affiliates. The Advisor is responsible for the payment of the Trust’s cumulative organization and offering expenses (other than selling commissions and dealer manager fees) to the extent they exceed 1.0% of the aggregate proceeds raised in this offering, exclusive of selling commissions and dealer manager fees, without recourse against or reimbursement by the Trust.

(3)
Amount assumes that the Trust raises $100.0 million of proceeds in this offering during the following twelve months and uses $91.08 million of such proceeds (net of sales load and organization and offering expenses) to purchase Master Fund Shares, that the Master Fund’s average net assets during such period equal one-half of the net offering proceeds, or $45.54 million, and that the Master Fund borrows funds equal to 50% of its average net assets during such period, or $22.77 million. Actual expenses will depend on the number of Shares sold and the amount of leverage the Master Fund employs. For example, if the Trust were to raise proceeds significantly less than $100 million over the next twelve months, the annual expenses as a percentage of average net assets attributable to Shares would be significantly higher. There can be no assurance that the Trust will raise $100.0 million of proceeds in this offering during the following twelve months.

(4)
This Management Fee is paid to the Advisor at the Master Fund level. The Management Fee is calculated and payable quarterly in arrears at the annual rate of 1.25% of the Master Fund’s average net assets during such period.

(5)
The Incentive Fee is paid to the Advisor at the Master Fund level. The Master Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Advisor during certain periods. However, the Incentive Fee is based on the Master Fund’s performance and will not be paid unless the Master Fund achieves certain performance targets. The Master Fund expects the Incentive Fee the Master Fund pays to increase to the extent the Master Fund earns greater interest income through its investments with respect to real estate. The Incentive Fee is calculated and payable quarterly in arrears based upon the Master Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on the Master Fund’s adjusted capital, at the beginning of the most recently completed quarter, equal to 1.50% per quarter, or an annualized hurdle rate of 6.0%, subject to a “catch-up” feature. The “catch-up” feature entitles the Advisor to 100% of the Master Fund’s pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 1.715% in any calendar quarter (6.86% annualized). This portion of the Incentive Fee is referred to as the “catch-up” and is intended to provide the Advisor with an incentive fee of 12.5% on all of the Master Fund’s pre-incentive fee net investment income when the Master Fund’s pre-incentive fee net investment income reaches 1.715% in any calendar quarter; 12.5% of the Master Fund’s pre-incentive fee net investment income, if any, that exceeds 1.715% in any calendar quarter (6.86% annualized) is payable to the Advisor once the hurdle rate is reached and the catch-up is achieved (12.5% of all the Master Fund’s pre-incentive fee net investment income thereafter is allocated to the Advisor). See “Management and Incentive Fees” for a full explanation of how the Incentive Fee is calculated. The amount in the table assumes that the Incentive Fee will be 0.00% of the Master Fund’s average net assets. The Master Fund did not accrue an Incentive Fee during the year ending December 31, 2016.

(6)
Although it is permitted to do so, the Trust does not expect to borrow funds, but the Master Fund may borrow funds to make investments. To the extent that the Master Fund determines it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by Shareholders through the Trust’s ownership of Master Fund Shares. The figure in the table assumes the Master Fund borrows for investment purposes an amount equal to 50.0% of the Master Fund’s average net assets during such period and that the annual interest rate on the amount borrowed is 3.0% over average borrowed assets, which is based on current market conditions. The Master Fund may use various forms of leverage, which may be subject to different expenses than those assumed above. The Master Fund’s ability to incur leverage during the following twelve months depends, in large part, on the amount of money the Trust is able to raise through the sale of Shares and capital market conditions.

(7)
Shareholders indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Master Fund (and, indirectly by the Trust) as an investor in PERE Investments and other vehicles that would be deemed investment companies under the 1940 Act but for the exceptions set forth in Sections 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, “Portfolio Funds”). The “Acquired Fund Fees and Expenses” disclosed above are calculated based on estimated amounts, and assume that the Master Fund will invest 12.50% of its net assets in Portfolio Funds. The Acquired Fund Fees and Expenses are based on the historic experience of the Advisor for expenses incurred in investments in private equity real estate funds, which may change over time and, therefore have a corresponding impact (positive or negative) on Acquired Fund Fees and Expenses. In addition, the private equity investments and other alternative investments, if any, held by the Master Fund will change, which may further impact the calculation of the Acquired Fund Fees and Expenses in the future. In calculating the “Acquired Fund Fees and Expenses” disclosed above, it is assumed that the Master Fund (and, indirectly the Trust) would pay management fees and incentive fees of 1.3% (as adjusted for the estimated purchase price discount of such Portfolio Funds) and 1.0% annually, respectively, on the Master Fund’s gross assets attributable to its investments in Portfolio Funds. It is also assumed that the Master Fund (and, indirectly the Trust) will incur operating expenses of approximately 0.50% of the Master Fund’s gross assets attributable to its investments in Portfolio Funds. If the Portfolio Funds were purchased at a greater or lesser discount than the assumed 7% purchase price discount for Portfolio Funds, Acquired Fund Fees and Expenses would be higher or lower than the assumed amount as a percentage of the Master Fund’s gross assets attributable to its investments in Portfolio Funds, respectively. If the Master Fund was to invest 15% of its net assets in Portfolio Funds, the Acquired Fund Fees and Expenses would be 0.44%. These fees payable to, and the operating expenses of, private equity and alternative investment managers are estimates and the actual fees paid by the Master Fund on its Portfolio Fund investments may be higher or lower than the numbers shown.
(8)
Other expenses include accounting, administration, bookkeeping and pricing fees, legal and auditing fees of the Trust and the Master Fund, as well as the reimbursement of the compensation (which may include, but is not limited to salary, benefits, bonuses and incentive compensation, if any) of the Trust’s and the Master Fund’s chief compliance officer, chief financial officer and other administrative personnel and fees payable to the trustees of the Board or the Master Fund Board who do not also serve in an executive officer capacity for the Trust, the Master Fund or the Advisor. In addition, the Trust will indirectly bear its pro rata portion of organization and offering costs incurred by the Master Fund based on its ownership of Master Fund Shares; however, it is expected that organization and offering costs at the Master Fund level will be de minimis because no Master Fund Shares are being offered to the public. The amount presented in the table estimates the amounts the Trust and the Master Fund expect to pay during the twelve months following the commencement of the Master Fund’s operations, assuming the Trust raises $91.08 million of the proceeds (net of sales load and organization and offering expenses), and does not include preferred pricing arrangements the Trust and the Master Fund may receive from certain parties as newly-formed entities.

Example:
The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in the Shares. In calculating the following expense amounts, the Trust has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above. The example assumes that an investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:
	1 Year	3 Years	5 Years	10 Years
Class A	$132	$217	$303	$521
Class D	$75	$166	$258	$490
Class I	$56	$149	$243	$480
The example and the expenses in the tables above should not be considered a representation of the Trust’s future expenses, and actual expenses may be greater or less than those shown. Since the example assumes a 5.0% annual return, as required by the SEC, no incentive fee would be accrued or payable in the example. The Trust’s actual performance will vary and may result in a return greater or less than 5.0%. In addition, the example assumes reinvestment of all distributions pursuant to the DRP. For a more complete description of the various fees and expenses borne directly and indirectly by the Trust, see “Trust and Master Fund Expenses,” “Management and Incentive Fees” and “Purchases of Shares.”

FINANCIAL HIGHLIGHTS
The information contained in the table below sets forth selected information derived from the audited financial statements contained in the Trust’s annual report for the period from May 6, 2016 (commencement of operations) through December 31, 2016 (the “Annual Report”).
The information provided below should be read in conjunction with the Annual Report and the notes accompanying the report. The Trust’s Annual Report has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov, and is also available upon request by calling the Master Fund at (212) 547-2600.
NorthStar Real Estate Capital Income Fund
Financial Highlights
(For Shares Outstanding Throughout the Period)
For the period from May 6, 2016 (commencement of operations) through December 31, 2016
Per Share Data:
Net asset value, beginning of period	$9.09
Net investment loss(1)	(1.22)
Net decrease in net assets resulting from operations	(1.22)
Contributions from affiliate(2)	1.20
Net increase in net assets resulting from capital transactions	1.20
Net asset value, end of period	$9.07
Shares outstanding, end of period	11,560
Total return at net asset value(3)(4)	(0.2)%
Ratio/Supplemental Data:
Net assets, end of period	$104,883
Ratio of net investment loss to average net assets(5)	(21.4)%
Ratio of total expenses to average net assets(5)	21.4%
Portfolio turnover rate(4)	Not Applicable

(1)
The per share data was derived by using the average number of common shares outstanding during the period from May 6, 2016 (commencement of operations) through December 31, 2016.

(2)
Represents voluntary additional capital contributions from NSAM in December 2016.

(3)
The total return is historical and is calculated by determining the percentage change in net asset value. Total return without contributions from affiliate would have been (13.4)% for the period from May 6, 2016 (commencement of operations) through December 31, 2016.

(4)
Not annualized.

(5)
Annualized. Average net assets for the period from May 6, 2016 (commencement of operations) through December 31, 2016 are used for this calculation.

THE TRUST AND THE MASTER FUND
The Trust is a non-diversified, closed-end management investment company that is registered under the 1940 Act. The Trust was organized as a Delaware statutory trust on October 2, 2015 and has a limited operating history. The principal office of the Trust is located, c/o Colony NorthStar, Inc., at 399 Park Avenue, 18th Floor, New York, New York 10022, and its telephone number is (212) 547-2600.
The Trust’s primary investment objectives are to generate attractive and consistent income through cash distributions and preserve and protect shareholders’ capital, with a secondary objective of capital appreciation. The Trust will pursue its investment objectives by investing substantially all of the net proceeds from this offering in the Master Fund. There can be no assurance that the Trust will achieve its investment objectives. The Master Fund is a non-diversified, closed-end management investment company that is registered under the 1940 Act. The Master Fund was organized as a Delaware statutory trust on October 2, 2015 and has a limited operating history. The principal office of the Master Fund is located, c/o Colony NorthStar, Inc., at 399 Park Avenue, 18th Floor, New York, New York 10022, and its telephone number is (212) 547-2600.
The Master Fund has the same investment objectives as the Trust. There can be no assurance that the Master Fund will achieve its investment objectives. The Master Fund will make the investments described in this prospectus with the proceeds it receives from the sale of Master Fund Shares to the Trust and any other investment company registered under the 1940 Act which has a principal investment strategy of investing substantially all of its assets in the Master Fund. The Master Fund may have investors in addition to the Trust from time to time that may (individually or in the aggregate) own a greater percentage of the Master Fund than is owned by the Trust. The Master Fund intends to invest primarily in a diversified portfolio of real estate and real estate-related investments, which, under normal circumstances, will represent at least 80% of the Master Fund’s net assets (plus the amount of leverage for investment purposes) including: (i) CRE debt, including first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans and preferred equity interests; (ii) CRE equity investments, including (a) direct investments in CRE and (b) indirect ownership in CRE through PERE Investments and other joint ventures; and (iii) CRE securities, such as CMBS, unsecured debt of publicly-traded REITs and CDO notes. Although the Master Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Master Fund intends to invest in a variety of asset types, property types and geographic locations. The Master Fund will seek to create and maintain a portfolio of investments that generate attractive and consistent cash distributions. The Master Fund’s lending-focused investment strategy emphasizes its primary investment objectives of payment of current returns to investors and preservation of invested capital and its secondary investment objective of capital appreciation from its investments. For a further discussion of the Master Fund’s principal investment strategies, see “Investment Objectives and Strategies.” There can be no assurance that the Trust or the Master Fund will achieve their investment objectives.
The investment adviser to the Trust and the Master Fund is the Advisor. The Advisor is responsible for overseeing the management of the Master Fund’s activities. See “The Advisor.” The Advisor is an affiliate of Colony NorthStar. The Advisor may delegate certain of its obligations to the Master Fund to other affiliated entities or third parties, which may be organized under the laws of the United States or foreign jurisdictions.
Ultimate responsibility for monitoring and overseeing the Trust’s management and operation and the Master Fund’s investment program, management and operation is vested in the individuals who serve on the Board and the Master Fund Board, respectively. The same individuals serve on the Board and the Master Fund Board. See “Management of the Trust and the Master Fund.”

THE ADVISOR
The Advisor is responsible for overseeing the management of the Trust’s and Master Fund’s activities, including investment strategies, investment goals, asset allocation, asset management, leverage limitations, reporting requirements and other guidelines in addition to the general monitoring of the Trust’s and Master Fund’s portfolios, subject to the oversight of the Board and the Master Fund Board. The Advisor is an affiliate of Colony NorthStar, a leading global real estate and investment management firm with approximately $58 billion in assets under management as of September 30, 2016, based on the combined assets under management of Colony, NSAM and NorthStar Realty. Colony NorthStar provides investment management services and manages private funds, non-traded and traded real estate investment trusts and registered investment companies on behalf of a diverse set of institutional and individual investors and is supported by an experienced staff of over 500 employees across 17 offices worldwide. For a description of the Management Fee and Incentive Fee payable to the Advisor’s compensation, see “Management and Incentive Fees.”
The Advisor
The Trust and the Master Fund are managed by the Advisor pursuant to the Trust Advisory Agreement and Master Fund Advisory Agreement, respectively. The Advisor was formed on December 22, 2015, as a Bermuda exempted limited company and re-domiciled in Delaware, as a limited liability company, on January 31, 2017. The Advisor is a registered investment adviser under the Advisers Act. The principal office of the Advisor is located at CNI RECF Advisors, LLC, c/o Colony NorthStar, Inc., 399 Park Avenue, 18th Floor, New York, NY 10022.
Pursuant to the Trust Advisory Agreement and the Master Fund Advisory Agreement, the Advisor oversees the management of the Trust’s and Master Fund’s activities, respectively, including investment strategies, investment goals, asset allocation, asset management, leverage limitations, reporting requirements and other guidelines in addition to the general monitoring of the Trust’s and Master Fund’s portfolios, subject to the oversight of the Board and the Master Fund Board. The Advisor also provides certain other administrative, including marketing, investor relations and certain accounting services and maintenance of books and records on behalf of the Trust and the Master Fund pursuant to the Trust Advisory Agreement and the Master Fund Advisory Agreement, respectively. The Advisor will also furnish the Trust and Master Fund with office facilities and equipment and provide clerical services to the Trust and the Master Fund. In addition, the Advisor will perform the calculation and publication of the Master Fund’s NAV, and oversee the preparation and filing of the Master Fund’s tax returns, the payment of the Master Fund’s expenses and the performance oversight of various third party service providers.
In accordance with the Master Fund Advisory Agreement and the Trust Advisory Agreement, the Advisor will be reimbursed for certain expenses it or its affiliates incur in connection with providing services to the Trust or the Master Fund, as provided for in the Master Fund Advisory Agreement and the Trust Advisory Agreement, respectively. The Trust and the Master Fund will also reimburse the Advisor for routine non-compensation overhead expenses incurred by the Advisor in performing administrative services for the Trust and Master Fund. For a description of the expenses subject to reimbursement, see “Trust and Master Fund Expenses.”
The Advisor has a limited operating history and does not have employees. However, the Advisor has entered into the Advisor Staffing Agreement with one or more of its affiliates of Colony NorthStar. Pursuant to the Advisor Staffing Agreement, one or more of its affiliates of Colony NorthStar have agreed to make certain executive team and other personnel, including members of Colony NorthStar’s retail platform’s senior management, available to the Advisor. The Advisor believes that the experienced personnel made available to the Advisor by the Advisor Staffing Agreement will assist overseeing the management of the Trust’s and Master Fund’s activities. The Advisor has appointed an investment committee to oversee the management of the Trust’s and Master Fund’s activities. The Advisor’s investment committee consists of Messrs. Daniel R. Gilbert, Richard B. Saltzman, Mark M. Hedstrom, Kevin P. Traenkle, Robert C. Gatenio, Brett S. Klein and Sujan S. Patel. See “Portfolio Management — Investment Committee of the Advisor” and “Management of the Trust and the Master Fund — Board of Trustee and Executive Officers” for biographic information pertaining to the investment committee members.

On January 10, 2017, pursuant to the Merger Agreement, NSAM, NorthStar Realty and Colony merged into Colony NorthStar through the Mergers. As a result of the Mergers, Colony NorthStar is a diversified equity REIT with an embedded institutional and retail investment management business. In addition, following the Mergers, the Advisor is a subsidiary of Colony NorthStar.
The Advisor’s Management Team
Although the Advisor has a limited operating history, it is led by an experienced executive team with, on average, over 28 years of operational and management experience in the commercial real estate and alternative investment management industries, including Thomas J. Barrack, Jr., David T. Hamamoto, Richard B. Saltzman, Darren J. Tangen, Mark M. Hedstrom, Kevin P. Traenkle, Ronald M. Sanders and Neale W. Redington. In addition, the retail platform’s senior management team is comprised of Daniel R. Gilbert, Brett S. Klein and Frank V. Saracino, who have, on average, over 16 years of experience managing public companies.
In executing its business strategy, the Master Fund will benefit from the Advisor’s affiliation with Colony NorthStar, a leading global real estate and investment management firm with approximately $58 billion in assets under management as of September 30, 2016, based on the combined assets under management of Colony, NSAM and NorthStar Realty. Colony NorthStar provides investment management services and manages private funds, non-traded and traded real estate investment trusts and registered investment companies on behalf of a diverse set of institutional and individual investors. Through their management of these companies, the executive team and the retail platform’s senior management team of Colony NorthStar and its affiliates have developed significant expertise in operating publicly-registered companies, including public company reporting, internal controls and risk management, legal and regulatory compliance, stock exchange requirements, fund management and operations. In addition, Colony NorthStar’s executive team has substantial experience in private debt, private equity and real estate investing.
As of March 21, 2017, Colony NorthStar and its affiliates had more than 500 employees located domestically and internationally across 17 cities in 10 countries, with its principal offices located in Los Angeles, California and in New York, New York.

USE OF PROCEEDS
Substantially all of the net proceeds from the sale of Shares are to be invested in the Master Fund as of the date on which such proceeds are received by the Trust. The Trust expects that following the Master Fund’s receipt of the net offering proceeds, the Master Fund will invest such proceeds as soon as practicable in accordance with the Master Fund’s investment objectives and strategies, consistent with market conditions and subject to the availability of suitable investments; however, initially, the Master Fund may utilize a portion of the assets it receives from the Trust to pay for distributions. Any assets of the Trust not invested in the Master Fund will be de minimis amounts of cash or cash equivalents used to meet its ongoing expenses. There can be no assurance that the Trust will be able to sell all the Shares it is offering. If the Trust sells only a portion of the Shares it is offering, the Trust and the Master Fund may be unable to achieve their investment objectives.
The Master Fund currently anticipates that it will be able to invest substantially all of the Master Fund’s assets within approximately six months of receipt of any proceeds received from any sales of Master Fund Shares following the Trust’s commencement of operations, depending on market conditions and the availability of appropriate investment opportunities. CRE equity investments may be purchased as appropriate opportunities arise, which could take up to one year or longer, and the Master Fund may choose to be more fully invested in CRE debt and securities during such period. Pending investment as described above, the proceeds will be held in obligations of the U.S. Government, its agencies or instrumentalities, highly rated money market instruments or mutual funds that invest in such instruments. As a result of this short-term investment of the proceeds, during the Master Fund’s ramp-up period, a lower return may be realized than if the Master Fund had been fully invested in accordance with its investment objectives and policies.
The table below sets forth the Trust’s estimate of how it intends to use the gross proceeds from this offering. Information is provided assuming that the Trust sells the maximum number of Shares registered in this offering, or 300,000,000 Shares and that all Shares sold are Class A Shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the Shares, the number of Shares the Trust sold and the number of Class A Shares sold compared to Class D and Class I Shares. The initial public offering price of Class A Shares will be $9.88 per Share, assuming the maximum selling commissions and dealer manager fees, and, thereafter, the public offering price will be the Trust’s then-current NAV per Share, plus selling commissions and dealer manager fees. The Advisor and its affiliates have incurred organization and offering costs, on the Trust’s behalf, of approximately $11,000 and $1,700,000 respectively, as of December 31, 2016. The Advisor and its affiliates are entitled to receive reimbursement for costs paid on behalf of the Trust. The Trust records organization and offering costs each period based upon an allocation determined by the Advisor based on its expectation of total organization and offering costs to be reimbursed. As of March 21, 2017, no organization and offering costs have been allocated to the Trust.
Organization costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Trust’s organization. These costs are expensed as incurred. The Trust’s offering costs include, among other things, legal, accounting, printing and other expenses pertaining to this offering. The offering costs incurred directly by the Trust are accounted for as a deferred charge and are amortized over 12 months on a straight-line basis. See “Trust and Master Fund Expenses — Organization and Offering Costs.”
The amounts in the table below assume that full selling commissions and dealer manager fees are paid on all Shares offered to the public on a best efforts basis. All or a portion of the selling commissions and dealer manager fees may be reduced or waived in connection with certain categories of sales, such as sales through investment advisers or banks acting as trustees or fiduciaries, sales for which a volume discount applies, and sales to the Trust’s affiliates. See “Plan of Distribution.” The reduction in these fees will be accompanied by a corresponding reduction in the purchase price per Share but will not affect the amounts available to the Trust for investment in the Master Fund.
The Trust estimates that it would incur approximately $27.3 million of organization and offering expenses if the maximum number of Shares were sold at the initial offering price of  $9.88 per Share; however, as Shares are offered on a continuous basis at the Trust’s Offering Price per Share, the actual amount of organization and offering expenses incurred by the Trust may be greater or less than the estimated amount. The Trust will reimburse offering expenses incurred by the Advisor on the Trust’s behalf. However, the Advisor has agreed to limit the amount of organization and offering expenses incurred by the Trust to 1.0% of the aggregate proceeds raised in this offering, exclusive of selling commissions and dealer manager fees. Any reimbursements of organization and offering expenses by the Trust will not exceed actual expenses incurred by the Advisor and its affiliates, and the Advisor is responsible for the payment of the Trust’s cumulative organization and offering expenses to the extent they exceed 1.0% of the aggregate proceeds raised in this offering, exclusive of selling commissions and dealer manager fees.
The selling commissions, dealer manager fees and expenses shown in the table are based on estimated amounts for the Trust’s first year of operations and assume that the Trust raised gross proceeds from this offering in the amount of  $2,964,000,000, inclusive of selling commissions and dealer manager fees. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering.
	Amount	%
Gross proceeds	$2,964,000,000	100.00%
Less:
Selling commissions(1)	$177,840,000	6.00%
Dealer manager fees(1)	$59,280,000	2.00%
Net proceeds after sales load(2)	$2,726,880,000	92.00%
Less:
Offering expenses(2)	$27,268,800	0.92%
Net proceeds/amount available for investments(2)	$2,699,611,200	91.08%

(1)
As a percentage of the Trust’s public offering price per Share. Estimated amounts have been rounded for ease of presentation. In no event will the aggregate selling commissions and dealer manager fees exceed 6.0% and 2.0%, respectively, of the gross offering proceeds received in this offering.

(2)
As a percentage of the Trust’s public offering price per Share.

INVESTMENT OBJECTIVES AND STRATEGIES
Investment Objectives
The Trust’s primary investment objectives are to generate attractive and consistent income through cash distributions and preserve and protect shareholders’ capital, with a secondary objective of capital appreciation. The Trust will pursue its investment objectives by investing substantially all of the net proceeds from this offering in Master Fund Shares (after payment of the organization and offering expenses and the Sales Load). The Master Fund’s investment objectives are the same as the Trust’s, and all investments are made at the Master Fund level; therefore the Trust’s investment results will correspond directly to the investment results of the Master Fund. However, there can be no assurance that the Trust or the Master Fund will achieve these investment objectives. Within the Master Fund’s investment objectives and policies, the Advisor will have substantial discretion with respect to the selection, purchase and sale of the Master Fund’s assets, subject to the approval of the Master Fund Board through the adoption of the Master Fund’s investment guidelines or otherwise.
Neither the Trust’s nor the Master Fund’s primary investment objectives may be changed without the affirmative vote of a majority of the outstanding voting securities of the respective entity; however, the secondary investment objective may be changed or modified by the respective entity’s Board without shareholder action. As provided in the 1940 Act, a “vote of a majority of the outstanding voting securities” of an entity means the affirmative vote of the lesser of  (i) more than 50% of the outstanding shares of the entity or (ii) 67% or more of the shares of such entity present at a meeting if more than 50% of the outstanding shares are represented at the meeting in person or by proxy.
Investment Strategies
The Master Fund will have the same investment objectives and policies as the Trust, and there can be no assurance that the Master Fund will achieve its investment objectives. The Master Fund’s strategy is to invest primarily in a diversified portfolio of real estate and real estate-related investments, which, under normal circumstances, will represent at least 80% of the Master Fund’s gross assets (including the amount of leverage for investment purposes), including: (i) CRE debt, including first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans and preferred equity interests; (ii) CRE equity investments including (a) direct investments in CRE and (b) indirect ownership in CRE through PERE Investments and other joint ventures; and (iii) CRE securities, such as CMBS, unsecured debt of publicly-traded REITs and CDO notes. Although the Master Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Master Fund intends to invest in a variety of asset types, property types and geographic locations. The Master Fund’s lending-focused investment strategy emphasizes its primary investment objectives of the payment of current returns to investors and preservation of invested capital, and promotes its secondary investment objective of capital appreciation.
The Master Fund expects that a majority of its portfolio will consist of CRE debt and less than a majority of its portfolio will consist of CRE equity investments and securities. However, the Master Fund may invest in any of the asset classes mentioned in the paragraph above, and it has not established any limits on the percentage of its portfolio that may be comprised of these various categories of assets. The Master Fund cannot predict its portfolio composition because such composition will be dependent, in part, upon the then-current CRE market, the investment opportunities it presents and available financing, if any, as well as other micro and macro market conditions.
Certain direct and indirect equity investments in CRE may be made through the REIT Subsidiary that intends to invest through wholly owned special purpose vehicles in properties with a focus on consistent income and quality locations. The REIT Subsidiary may also invest in CRE debt and securities. Based on current market conditions, once fully invested, the Advisor anticipates that the Master Fund will gain exposure to direct and indirect equity investments in CRE by investing up to 25% of the value of its total assets in securities of the REIT Subsidiary. The Master Fund’s indirect acquisition and disposition of equity investments in CRE may be effected through the REIT Subsidiary’s wholly owned special purpose vehicles, which are expected to be organized as limited liability companies but may also take the form of limited partnerships or other entities. The REIT Subsidiary is a “wholly owned subsidiary” of the Master Fund as defined in the 1940 Act (i.e., the Master Fund owns 95% or more of the REIT Subsidiary’s outstanding voting securities). Based on market conditions, the Advisor may cause the Master Fund to reduce, liquidate and/or forego investments in the REIT Subsidiary. Investment through the REIT Subsidiary involves risks, including the risk that the failure of the REIT Subsidiary to qualify as a REIT will have adverse tax consequences on the REIT Subsidiary and may adversely affect the performance of the Master Fund and, consequently, the Trust.
The period that the Master Fund will hold its investments will vary depending on the type of asset, interest rates, investment performance, micro and macro real estate environment, capital markets and credit availability, among other factors. The Master Fund expects that it will hold debt investments until the stated maturity. The Master Fund may sell all or a partial ownership interest in an asset before the end of the expected holding period if it believes that market conditions have maximized its value to the Master Fund or the sale of the asset would otherwise be in the best interests of the shareholders of the Master Fund.
The Master Fund intends to file a notice of eligibility for exclusion from the definition of the term “commodity pool operator” with the Commodity Futures Trading Commission and the National Futures Association, which regulate trading in the futures markets. Pursuant to Section 4.5 of the regulations under the Commodity Exchange Act (the “CEA”), the Master Fund would not be subject to regulation as a commodity pool under the CEA.
The Advisor’s Strengths
The Advisor believes it has a combination of strengths that will contribute to the Master Fund and the Trust’s performance. Given Colony NorthStar’s executive team’s and retail platform’s senior management team’s extensive track record and experience and Colony NorthStar’s capabilities as a publicly traded, diversified CRE and alternative investment and asset management firm, the Master Fund may benefit from the Advisor’s arrangement with Colony NorthStar and its affiliates in executing its business strategy. These strengths include:
•
Experienced Executive and Retail Platform’s Senior Management Teams — Colony NorthStar has a highly experienced executive team of diverse backgrounds with, on average, over 28 years of operational and management experience at asset managers and investment firms, private investment funds, investment banks and other financial service companies, which provide an enhanced perspective for managing the Master Fund’s portfolio. In addition, the executive team is supported by the retail platform’s senior management team members, who have, on average, over 16 years of experience managing public companies. The executive team, with the support of the retail platform’s senior management team, of Colony NorthStar has acquired and managed the historical and existing portfolio of investments of Colony NorthStar and its Managed Companies, and possesses significant operational and management experience in the real estate industry. The Master Fund believes that the accumulated experience of Colony NorthStar’s executive team and the retail platform’s senior management team in the commercial real estate and alternative investment management industries will allow the Master Fund to deploy capital throughout the CRE capital structure fluidly in response to changes in the investment environment. Please see “Management of the Trust and the Master Fund” for biographical information regarding these individuals.

•
Real Estate and Lending Experience — Colony NorthStar’s executive team has developed a reputation as a leading diversified CRE and alternative investment asset management team because of its strong track record in managing approximately $58 billion in real estate investments as of September 30, 2016, based on the combined assets under management of Colony, NSAM and NorthStar Realty. The Master Fund believes that it can leverage Colony NorthStar’s executive team’s extensive real estate and lending experience, deep and thorough investment process and portfolio management skills as well as the retail platform’s senior management team’s experience in managing public real estate companies, to structure and manage the Master Fund’s investments prudently and efficiently.

•
Public Company and REIT Experience — Colony NorthStar’s executive and retail platform’s senior management teams are skilled in public company reporting and compliance. Colony NorthStar’s executive team is responsible for the operations of eight other publicly registered investment platforms, including Colony NorthStar, one publicly traded REIT and, with the support of the retail platform’s senior management team, seven public companies that have raised, are currently raising or are expected to raise capital through the retail market. Through their management of these companies, the members of Colony NorthStar’s executive team and the retail platform’s senior management team have developed significant expertise in operating publicly-registered companies, including public company reporting, internal controls and risk management, legal and regulatory compliance, stock exchange requirements, fund management and operations.
•
Distribution Support Commitment — NSAM FV has agreed to purchase, either directly or through one or more of its affiliates, up to an aggregate of  $10.0 million in Master Fund Shares, of which $2.0 million was contributed by an affiliate of Colony NorthStar as the Seed Capital Investment, at the current NAV per Master Fund Share, until the earlier of  (a) two (2) years from the date the Trust, or another investment company registered under the 1940 Act which has a principal investment strategy of investing substantially all of its assets in the Master Fund, commences an offering, or (b) the date upon which neither the Advisor nor any of its affiliates is serving as the Master Fund’s investment adviser. In no event shall NSAM FV be required to purchase in the aggregate greater than $10.0 million in Master Fund Shares, including the Seed Capital Investment. If the cash distributions the Trust pays during any month exceeds the Trust’s net investment income for such month, NSAM FV will purchase, either directly or through one or more of its affiliates, Master Fund Shares following the end of each month for an aggregate purchase price equal to the amount by which the cash distributions paid to Shareholders exceed net investment income for such month, up to an amount equal to a 6.0% cumulative, non-compounded annual return on Shareholders' invested capital, prorated for such month. Notwithstanding the obligations of NSAM FV pursuant to the Distribution Support Agreement, the Master Fund is not required to pay distributions to Master Fund Shareholders, including the Trust, at a rate of 6.0% per annum or at all. After the Distribution Support Agreement with NSAM FV has terminated, the Master Fund and, consequently, the Trust may not have sufficient cash available to pay distributions at the rate it had paid during preceding periods or at all. For more information regarding NSAM FV’s share purchase commitment, the purchases of Master Fund Shares thereunder as of the date of this prospectus and the Master Fund’s and Trust’s distribution policy, please see “Distributions — Distribution Support Agreement.”

•
Access to Proprietary Deal Sourcing — Colony NorthStar’s executive team has a strong track record in investing in various market environments. With 17 locations worldwide, Colony NorthStar seeks to leverage its global reach with local teams comprised of investment professionals who possess long-standing relationships and extensive market knowledge.

Market Overview and Opportunity
The Advisor believes that the current market for CRE investments, with a focus on lending, including investments in CRE debt, equity and securities is very compelling from a risk/return perspective. Given the current market environment and Colony NorthStar’s executive and retail platform’s senior management teams’ extensive real estate and lending experience, the Master Fund intends to favor a strategy weighted toward targeting CRE debt investments that maximize current income and have both subordinate capital and downside structural protections. The Advisor believes that the Master Fund’s lending-focused investment strategy, combined with the experience and expertise of the Advisor’s management team, will provide opportunities to: (i) originate loans with attractive current returns and strong structural features directly with borrowers; (ii) make direct CRE equity investments with leading operating partners/managers, targeting high-quality assets with in-place cash flow and upside potential through asset appreciation; (iii) strategically acquire indirect interests in CRE through PERE Investments or other ventures managed by leading institutional fund managers that will seek to provide current income, upside potential and portfolio diversification; and (iv) purchase CRE debt and securities from third parties, in some instances at discounts to their face amounts (or par value). The Advisor believes the combination of these strategies and the application of prudent leverage may also allow the Master Fund to (i) realize appreciation opportunities in its portfolio and (ii) provide diversification and enhance returns.

The Advisor believes that the following market conditions create a favorable investment environment for the Master Fund.
Amid positive economic growth, the Master Fund’s targeted investments provide the opportunity to participate in a CRE market where values have shown positive trends and income growth is expected to continue.   Given certain dynamics in the current market, including: (i) the continuing steady recovery of the economy (as evidenced by the decrease in unemployment and the steady increase in nonfarm payroll shown below); (ii) a low interest rate environment; (iii) low aggregate new CRE supply; and (iv) robust international demand for U.S. commercial real estate, the Advisor expects real estate values to trend positively due to increased property level net operating income (“NOI”), continued strong transaction volume or a combination of both.
U.S. unemployment is at its lowest level since 2008. Additionally, nonfarm payrolls, which account for 80% of all U.S. workers, have increased year-over-year since 2011, implying improved levels of job growth. As shown below, unemployment has historically had an inverse relationship to CRE property values. As unemployment decreases and the economy improves, the Advisor believes CRE values should increase as well. The Advisor believes that the Master Fund’s investment strategy of focusing on debt while selectively including direct equity investments will provide an opportunity to benefit from the growth of CRE values while maintaining downside protection in the event the CRE markets do not improve or have future declines.
Green Street CPPI vs. U.S. Unemployment

140
120
100
80
60
40
20
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
GreenStreet Advisors Commercial Property Price Index
U.S. Unemployment Rate
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
GreenStreet Advisors Commercial Property Price Index
U.S. Unemployment Rate

Source: GreenStreet Advisors and Bureau of Labor Statistics, through February 2017

U.S. Nonfarm Payroll Additions
Source: Bureau of Labor Statistics, Current Employment Statistics Survey. Through February 2017. Note: gray area represents recession.
Continued growth in the CRE markets should result in increased investment opportunities.   Access to CRE debt is a key element of a healthy CRE market in which increased CRE transaction volume may occur. According to information from Real Capital Analytics as shown in the chart below, CRE transaction volume has increased steadily since a low in 2009 of  $69 billion to over $491 billion in 2016. Although this is a 10% decrease over 2015, the improving economy may continue to provide for meaningful CRE property transaction volume with sellers looking to realize profits and buyers looking to increase value. The Advisor believes the Master Fund is well-positioned to take advantage of these historically high levels of volume due to the Master Fund’s ability to provide flexible lending and capital solutions that are soundly structured to meet industry participants’ specific needs, while targeting specific portions of the CRE capital structure to seek to maximize risk-adjusted returns.
CRE Transaction Volume
Source: Real Capital Analytics, through year end 2016. Based on independent reports of properties and portfolios $5 million and greater.
Domestic and foreign capital flowing into U.S. CRE will likely continue, bolstering the health of the U.S. CRE market.   Foreign capital has recently been deployed into U.S. CRE in record amounts due to the predictable cash flows, transparent markets, and relative downside risk protection and liquidity of U.S. real estate. As shown in the graph below, foreign investor activity reached record highs in 2015 totaling $105.8 billion, a significant increase over the amount of activity at 2007’s peak. Despite 2016 foreign investor activity slowing relative to 2015, the Advisor believes that the global investment environment and concerns over political instability will continue to encourage foreign investor appetite for U.S. CRE, driving a flight to safety in an established market that can be underwritten, resulting in higher overall values. The Advisor also believes that certain recent legislative changes to the Foreign Investment in Real Property Tax Act of

1980 (FIRPTA), which reduces withholding tax levels for certain large foreign investors when investing in U.S. real estate, will further bolster the interest of foreign capital in U.S. CRE investment. International uncertainties such as “Brexit” and slowing economic growth in China and other developing countries has also meant that the United States offers a very attractive safe haven for international capital. Additionally, CRE has transformed from part of an alternative asset allocation strategy to a mainstream and sought after asset class for all types of investors. The Advisor believes the Master Fund’s targeted portfolio is poised to benefit from strong CRE activity enhanced by both foreign and domestic capital flows that are increasingly allocated to the sector.
Inbound Foreign Capital

$120
$100
$80
$60
$40
$20
$0
$ in Billions
Europe: Q4 @ $16.9B
Canada: Q4 @ $26.7B
Middle East & Africa: Q4 @ $9.5B
Asia: Q4 @ $28.9B
Australia: Q4 @ $0.5B
Latin America: Q4 @ $0.6B
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Source: Wells Fargo Securities, Commercial Real Estate Chartbook: Q4. February 8, 2017.
The increasing number of maturing CRE loans over the next five years and the resulting need for borrowers to refinance assets is expected to provide an opportunity for originating CRE debt.   As shown in the chart below, the large volume of scheduled loan maturities of approximately $2.1 trillion from 2017 through 2022 will provide significant investment opportunities for CRE lenders and capital providers, such as the Master Fund. As a result, CRE debt borrowers will need to either repay existing loans through a sale of the underlying CRE assets or seek refinancing. Both of these instances create a lending opportunity for the Master Fund and an increasing need for CRE debt.

Projected CRE Loan Maturities

$500
$400
$300
$200
$100
$0
$ in Billions
2017
2018
2019
2020
2021
2022

Source: Federal Reserve, Trepp, Morgan Stanley Research
Capital available from traditional sources of CRE debt cannot satisfy demand.   As shown in the chart below, current CRE debt origination levels demonstrate significant demand for CRE debt capital. CRE debt originations experienced a gradual increase in activity from 2007 to 2015 before experiencing a slight reduction in 2016. Despite market-wide total originations approaching 2007 levels, CMBS originations are only 33% of their 2007 peak (as shown below). Banks and other traditional CRE lenders have decreased CRE debt originations in large part due to an increasingly restrictive regulatory environment, which the Advisor believes will slow the growth in CRE lending by those industries while non-traditional CRE lenders continue to gain market share relative to banks and CMBS conduits.
U.S. CRE Debt Originations
Source: Total originations data — Commercial Mortgage Bankers Association Annual Origination Volume Summations 2002-2016* Mortgage Bankers Origination Index estimates quarterly origination volume, which was extrapolated against actual historical originations. CMBS originations data — Commercial Mortgage Alert, through year end through 2016.
CMBS issuers face a number of headwinds amid multiple regulatory changes. As an example, recently introduced Dodd Frank-related risk retention rules require that CMBS sponsors retain 5% of a securitization issuance for five years. Additionally, new regulations impose higher capital charges on certain securities held by investment banks. These regulatory pressures are causing real estate debt lending motivated by securitization exit to be less profitable, requiring CMBS programs to increase underwriting standards and the cost of their loans offered to borrowers.
The Advisor believes that those requiring CRE debt capital may favor alternative providers such as REITs and public and private investment funds, which are not subject to many of the regulatory requirements of larger banks, insurance companies and other financial institutions. As shown below, between 2012 and 2015, REIT and private fund origination volumes increased at a compounded annual growth rate of 168%, compared with 56% and 26% for commercial banks and life insurance companies, respectively. The Advisor believes that alternative capital providers such as REITs and public and private investment funds may continue to increase their market share given the significant demand for CRE debt capital and as regulatory changes further restrict traditional lenders’ competitiveness.
CRE Loan Origination Growth: 2012-2015

180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
Life Insurance/
Pension Funds
Commercial Banks
Conduits/CMBS
REITs/
Investment Funds
Compounded Annual Growth Rate

Source: Commercial Mortgage Bankers Association Annual Origination Volume Summations 2012-2015.
Across economic cycles, commercial mortgages have delivered relatively outsized and consistent returns when compared to other major asset classes.   Commercial mortgages typically derive their total returns from income generated by contractual interest payments while many other asset classes rely more heavily on capital appreciation. As shown by the chart below, from 1997 into 2016 commercial mortgages produced the highest annualized total return amongst fixed income or debt instruments on a risk adjusted basis. During the same time period, the only higher yielding investment classes were in certain equity investments, which may offer more upside but also present more downside risk of loss.

Relative Value of Commercial Mortgages: Total Returns & Risk by Asset Class

Annualized Total Return
16%
14%
12%
10%
8%
6%
4%
2%
0%
Private Equity
Core Equity Real Estate
Stocks
Commercial
Mortgages
Corporate Bonds
Hedge Funds
CMBS
Government Bonds
International Stocks
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
Annualized Risk (standard deviation)

Source: The indices used for each asset class are: Commercial Mortgages, Giliberto-Levy Commercial Mortgage Performance Index; Government Bonds, Barclays U.S. Treasury Index; Corporate Bonds, Barclays U.S. Investment Grade Corporate Credit Index; Core Equity Real Estate, NCREIF Property Index (NPI); Stocks, S&P 500 Total Return Index; Commercial Mortgage-Backed Securities, Barclays Capital U.S. Investment-Grade CMBS Index: Private Equity, Cambridge Associates LLC U.S. Private Equity Index; Hedge Funds, HFRI Hedge Fund Index; International Stocks, MSCI EAFE Index. Data is from 1997Q1-2016Q2, except for the Cambridge Associates LLC U.S. Private Equity Index, which is as of 2015Q4. 1997 is used as a starting point as it was the first time data was consistently available across these asset classes. Past performance is no guarantee of future results.
In addition to providing a higher risk adjusted return from 1995 to 2015, commercial mortgages experienced relatively lower volatility in their average annual returns when compared to other asset classes as shown below.
20-Year Historical Performance and Volatility of
Commercial Mortgage vs. Other Asset Classes (through Q4 2015)
Sources: Giliberto-Levy, NCREIF, Townsend, NAREIT, Barclay’s Capital, Dow Jones SAME. Past performance is no guarantee of future results.
We believe commercial mortgages, and real estate debt lending generally, may provide a compelling alternative to other investments given their benefits of higher risk-adjusted returns and relatively less volatility in their annual returns. Our sponsor’s proven track record of successful real estate lending and its established infrastructure, including its extensive underwriting practices, direct origination capabilities, proactive asset management philosophy and robust risk management controls may further enhance the benefits of commercial mortgages.
Potential benefits exist in the Master Fund’s investments in the current interest rate environment.   With an improving economy tends to come rising interest rates, and the Master Fund’s investment strategy that focuses on originating floating rate loans and financing these investments with floating rate liabilities allows the Master Fund to benefit, especially relative to investment vehicles that focus on fixed rate loans. Quantitative easing by the U.S. Federal Reserve and maintenance of historically low interest rates have contributed to economic recovery, corporate stability and decreased unemployment, leading to increased corporate strength and rental growth. The Master Fund intends to make predominantly CRE debt investments with a coupon consisting of a credit spread over a floating rate index, usually the London Inter-Bank Offered Rate (“LIBOR”). As interest rates continue to rise as indicated by recent actions and comments taken by the U.S. Federal Reserve, the interest income produced by floating rate investments should also increase and outpace the rising cost of its corresponding floating rate liabilities, producing more revenue and improved returns on invested equity. We believe the current period of historically low, but gradually rising interest rates coupled with an improving economy may benefit the Master Fund’s floating rate investment strategy and the Master Fund Shareholders.
Forward LIBOR Curve
Source: Chatham Financial, January 2017
Investments in commercial mortgages may provide low correlation to other major asset classes.   Assets with low or negative correlation relative to an investor’s broader portfolio are critical to maintaining the benefits of investment diversification. As shown in the chart below, from 1997 into 2016, commercial mortgages had a low or negative correlation (between -0.12 and +0.12) with stocks and core equity real estate. Commercial mortgages similarly maintained low correlation to equity markets and commercial real estate throughout the most recent economic downturns. The Advisor believes i) the low correlation between commercial mortgages and a broader range of investment options, and ii) the low correlation between real estate debt and equity supports the strategies of a) adding commercial mortgage exposure to an investor’s portfolio, and b) creating a real estate investment portfolio with exposure to both commercial real estate debt and equity similar to the Master Fund.

Correlation of Total Returns for Commercial Mortgages vs. Major Asset Classes: 1997-2016Q2
Source: The indices used for each asset class are: Commercial Mortgages, Giliberto-Levy Commercial Mortgage Performance Index; Government Bonds, Barclays U.S. Treasury Index; Corporate Bonds, Barclays U.S. Investment Grade Corporate Credit Index; Core Equity Real Estate, NCREIF Property Index (NPI); Stocks, S&P 500 Total Return Index; Commercial Mortgage-Backed Securities, Barclays Capital U.S. Investment-Grade CMBS Index: Private Equity, Cambridge Associates LLC U.S. Private Equity Index; Hedge Funds, HFRI Hedge Fund Index; International Stocks, MSCI EAFE Index. Data is from 1997Q1-2016Q2, except for the Cambridge Associates LLC U.S. Private Equity Index, which is as of 2015Q4. 1997 is used as a starting point as it was the first time data was consistently available across these asset classes. Past performance is no guarantee of future results.
Strong CRE fundamentals may provide additional opportunities for portfolio appreciation and current income by targeting direct CRE equity investments.   The Master Fund’s investment strategy will utilize a relative value approach to seek to optimize risk adjusted returns and diversify its portfolio, purchasing properties and borrowing efficiently to finance those properties in more liquid markets. The Master Fund intends to acquire CRE properties directly or through joint venture structures that will provide potential appreciation from (i) income growth driven by value creation through operations at the property level, and (ii) improving property and market fundamentals, including strong projected NOI growth, low aggregate new supply and declining vacancy rates. As illustrated below, NOI growth is at or approaching all-time highs in all property sectors and the Advisor expects this trend to continue.
NOI Growth
Source: NAREIT, through December 2016
Additionally, as shown below, revenue growth across major CRE sectors is projected to remain strong in the near-term, with a projected 4.3% expansion in 2017 across all property types. This trend indicates that direct CRE ownership may provide an attractive opportunity for such investments to experience appreciation. Past performance is no guarantee of future results.

Effective Revenue by Property Type
(year-over-year percent change)
Source: Wells Fargo Securities, through December 2016. Past performance is no guarantee of future results.
Lastly, according to the chart below, aggregate new supply of CRE properties, measured in construction starts, remains below the 2007 peak and long run averages for all property types and is estimated to continue at a slower than historical pace through 2020. The Advisor believes a significant increase in near term construction is unlikely, as banks slowly show a willingness to finance such projects and the acquisition of existing CRE properties remains less risky and more cost effective (factoring in land, labor and materials) than new construction. The Advisor believes these dynamics in CRE construction, coupled with continued declining vacancy rates and rent growth, should lead to increasing property values.
New Completions as a % of Existing Stock
Source: Cohen & Steers Securities, Fourth Quarter 2016. Past performance is no guarantee of future results.
The Master Fund intends to target property types and markets that benefit from similar compelling economic drivers, resulting in favorable market occupancy and rent growth. The Advisor believes that as CRE markets continue to improve, direct CRE ownership may complement the Master Fund’s CRE debt-focused strategy given the investment types’ low correlation, optimizing its ability to generate current income while also participating in potential property value appreciation.
Colony NorthStar’s expertise in the growing market for secondary private equity real estate (“PERE”) fund transactions may allow the Master Fund to further diversify its portfolio through strategic investments with leading institutional real estate fund managers.   As shown below, the secondary market for limited partnership interests in real estate private equity funds has grown significantly since 2011. The PERE volume in 2016 lacked some of the signature large transactions that came to market in 2015, which played a significant role in that year’s $7.5 billion in transaction volume. With endowments, pension funds and other institutional investors seeking to re-balance their portfolios, take profits and access liquidity, the Advisor believes there will be compelling investment opportunities in strategically acquiring portfolios of PERE funds in 2017, which is anticipated to produce a $6.0 billion PERE pipeline. Through Colony NorthStar and its affiliates’ $3.1 billion of net asset value of PERE experience, our Advisor has a number of competitive advantages, including in-depth knowledge of the fund landscape, institutional industry relationships, the ability to creatively structure and close on transactions to meet seller needs and the flexibility to complete both large portfolio transactions and smaller deals. Investments in secondary portfolios of PERE funds should allow the Master Fund to gain indirect equity exposure to a number of real estate assets in a single transaction, providing for efficient portfolio diversification across geographic locations and asset classes. In addition, the Master Fund intends to enter these PERE investments as many funds are approaching the end of their lifecycle allowing for shorter duration investments. The Advisor believes its debt-focused investment strategy can benefit from the growing opportunity for the acquisition of portfolios of PERE funds, which may result in attractive current income streams through regular distributions, reduced blind pool and duration risk, increased diversification and potential upside through property value appreciation for the Master Fund.
Private Equity Real Estate Secondaries Volume
Source: Greenhill Cogent, through December 2016. Secondary Market Trends Outlook
Due to shifts occurring in the CRE debt landscape, the current market offers opportunities in both new issue and legacy (issued prior to 2008) CRE securities.   The Advisor believes the current CRE securities market presents opportunities for investors with a proven track record, investment process and a focus on investing in the underlying CRE credit (and not solely based on credit ratings) to purchase investment grade or non-investment grade new issue and legacy CRE securities. The opportunity to purchase both senior new issue bonds, which have a higher level of liquidity, and subordinate new issue bonds including “B-pieces” at discounts, may provide attractive current returns while also generating gains through either the increase of market valuations as credit spreads tighten due to improving fundamentals or repayment at par. As discussed above, while recent regulatory changes have impacted origination volume by traditional lenders, the CMBS industry may limit future issuance resulting in attractive investment opportunities as the universe of buyers/holders of such securities decreases (particularly with respect to the junior-most “B-piece” tranches) and underwriting standards remain under control. As shown below (and similar to the benefits discussed above for commercial mortgages), CMBS investments generate attractive returns relative to other asset classes illustrated by similarly rated bonds backed by alternative collateral types. Additionally, the securitized nature of these investment grade rated bonds offers liquidity through an active trading marketplace. The Advisor believes that the Master Fund will benefit from the current regulatory environment by diversifying its portfolio with exposure to liquid investment grade CMBS and the credit enhancement of improved below investment-grade CMBS.

Relative Value of Commercial Mortgage Backed Securities: Spreads of Rated Securities
Source: Barclays Capital Live, through February 2016. Past performance is no guarantee of future results.
* US Industry Avg. BBB is the average of indexed spreads for BBB financial, industrial, and utility bonds.
The current CRE secured lending and securitization markets offer the Master Fund the opportunity to obtain attractive, long-term, non-mark-to-market financing for its debt investments.   Subject to the limitations imposed by the 1940 Act, the Master Fund intends to continue to enter into credit facilities and participate in the securitization market as an issuer where it can finance assets with non-recourse, non-mark-to-market and match-term leverage. “Non-mark-to-market” leverage is a term used to describe financing that generally does not require a borrower to make payments to maintain a certain loan to value ratio when the financed asset is deemed to have lost value relative to the amount of debt outstanding against that asset. “Match-term” leverage is a term used to describe borrowings where (1) the maturity of the Master Fund’s investments is less than or equal to the maturity of its borrowings and (2) floating rate assets are paired with floating rate liabilities (as previously discussed). This financing strategy has been successfully employed by Colony NorthStar’s predecessors, which entered into approximately $6.7 billion of term credit facilities and over $4.2 billion of securitization financing transactions as of December 31, 2016. The Advisor believes its Sponsor’s access to financing should allow the Master Fund to prudently lever certain of its investments to achieve its targeted risk-adjusted returns (while maintaining downside protection), although there can be no guarantee that this will be the case.
Colony NorthStar’s executive and retail platform’s senior management teams’ experience, reputation and successful track record provide investment opportunities through existing relationships.   The growth and achievements of Colony NorthStar’s existing platform as a leading global real estate and investment management firm with approximately $56 billion in assets under management as of December 31, 2016, may provide attractive sources of new investments for the Master Fund. Through the aggregation of its portfolio and the experiences of its executive and retail platform’s senior management teams, Colony NorthStar has significant relationships with borrowers and operators. Transactions often must close with hard deadlines and deposits at risk. Comfort with the Master Fund’s diligence process and the certainty of execution provided on past transactions of the predecessors of Colony NorthStar may provide the Master Fund with an advantage when sourcing new investment opportunities. Additionally, Colony NorthStar’s ability to provide “one-stop shopping” for solutions across the CRE capital structure may provide the Master Fund with another competitive advantage. Colony NorthStar maintains a robust CRE pipeline from which the Master Fund will benefit. The Advisor believes these benefits will lead to significant investment opportunities.
In summary, after the virtual shutdown of the real estate markets in 2007, a gradual recovery has taken place. Despite increases in CRE lending, the availability of CRE capital has not returned evenly across the spectrum of CRE investments. The Advisor believes the Master Fund is well positioned to take advantage of the opportunity created by steadily increasing CRE transaction volume, the large volume of CRE loans maturing and changing regulations for traditional lenders. The Master Fund expects to capitalize on this by providing borrowers, operators and partners with a single access point for well-structured debt and equity capital throughout the CRE capital structure. The Advisor believes that complementing the downside protection of debt with the appreciation potential of equity will produce compelling portfolio attributes. The Advisor similarly expects the CRE securities market to offer attractive investment opportunities in both new issue and legacy securities given the Advisor’s expertise in underwriting credit. The Advisor further believes that the existing and future CRE environment will allow the Master Fund to favorably finance its investments. The combination of  (i) the preceding factors and (ii) the expertise, experience and track record of the executive and retail platform’s senior management team of Colony NorthStar in various market environments and in a broad array of CRE investment disciplines provides the Master Fund with an opportunity to achieve its investment objectives, although there can be no assurance that the Trust or the Master Fund’s investment objectives will be met.
Targeted Investments
The Master Fund’s strategy is to invest primarily in a diversified portfolio of real estate and real estate-related investments, which, under normal circumstances, will represent at least 80% of the Master Fund’s gross assets (including the amount of leverage for investment purposes), including: (i) CRE debt, including first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans and preferred equity interests; (ii) CRE equity investments including (a) direct and indirect CRE ownership and (b) indirect ownership through PERE Investments and other joint ventures; and (iii) CRE securities, such as CMBS, unsecured debt of publicly-traded REITs and CDO notes. Although the Master Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Master Fund intends to invest in a variety of asset types, property types and geographic locations. The Master Fund considers an investment to be “real-estate related” if the issuer of such investment (i) derives at least 50% of its revenues from the ownership, construction, financing, management or sale of real estate, or (ii) has at least 50% of its assets in these types of real estate. Real estate-related investments include, but are not limited to: (i) securities of REITs or other real estate operating companies that (a) own property, (b) make or invest in mortgage loans, or (c) invest in long-term mortgage pools; (ii) securities of companies whose products and services are related to the real estate industry, such as manufacturers and distributors of building supplies and financial institutions that issue or service mortgages; and (iii) debt instruments that are secured by or, in the case of subordinated debt instruments, may otherwise be collateralized by, underlying real estate assets.
The Master Fund targets assets that generally offer predictable current cash flow and attractive risk-adjusted returns based on the underwriting criteria established and employed by the Advisor. The Master Fund seeks to acquire a portfolio that includes some or all of the following investment characteristics: (i) provides current income; (ii) is backed by what the Advisor believes to be high-quality CRE; (iii) where permissible, includes subordinate or pari passu capital investments by strong sponsors and partners that support the Master Fund’s investments and provide downside protection; (iv) possesses strong structural features that maximize repayment potential; and (v) can be efficiently financed.
Commercial Real Estate Debt Investments
The Master Fund intends to invest in CRE debt both by directly originating loans and by purchasing them from third-party sellers. Although the Master Fund generally prefers the benefits of direct origination, opportunities may arise to purchase CRE debt, possibly at discounts to par, which will compensate the buyer for the lack of control or structural enhancements typically associated with directly structured investments. The experience of the Advisor’s management team in both disciplines will provide the Master Fund flexibility in a variety of market conditions.

The Master Fund’s primary focus will be to originate, acquire and manage the following types of CRE debt:
First Mortgage Loans.   First mortgage loans are loans that have the highest priority to claims on the collateral securing the loans in foreclosure. First mortgage loans generally provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s favorable control features which at times may mean control of the entire capital structure. Because of these attributes, this type of investment receives favorable treatment from third-party rating agencies and financing sources, which should increase the liquidity of these investments.
Subordinate Mortgage Loans.   Subordinate mortgage loans are loans that have a lower priority to collateral claims. Investors in subordinate mortgages are compensated for the increased risk from a pricing perspective as compared to first mortgage loans but still benefit from a direct lien on the related property or a security interest in the entity that owns the real estate. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case these payments are made only after any senior debt is repaid in full. Rights of holders of subordinate mortgages are usually governed by participation and other agreements that, subject to certain limitations, typically provide the holders with the ability to cure certain defaults and control certain decisions of holders of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries.
Mezzanine Loans.   Mezzanine loans are a type of subordinate loan in which the loan is secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns real estate. Investors in mezzanine loans are compensated for the increased credit risk from a pricing perspective and still benefit from the right to foreclose on its security, in many instances more efficiently than first mortgage loans. Upon a default by the borrower under a mezzanine loan, the mezzanine lender generally can take control of the property owning entity on an expedited basis, subject to the rights of the holders of debt senior in priority on the property. Rights of holders of mezzanine loans are usually governed by intercreditor or interlender agreements that provide the mezzanine lender with the right to cure defaults and limit certain decisions of holders of any senior debt secured by the same properties, which provides for additional downside protection and higher recoveries.
Preferred Equity.   Preferred equity is a type of loan secured by the general or limited partner interest in an entity that owns real estate or real estate-related investments. Preferred equity interests are generally senior with respect to the payments of dividends and other distributions, redemption rights and rights upon liquidation to such entity’s common equity. Investors in preferred equity are typically compensated for their increased credit risk from a pricing perspective with fixed payments but may also participate in capital appreciation. Upon a default by a general partner of a preferred equity issuer, there typically is a change of control event and the limited partner assumes control of the entity. Upon an event of default by a limited partner of a preferred equity issuer, the limited partner may lose its rights with regard to operational input and become a passive investor. Rights of holders of preferred equity are usually governed by partnership agreements that govern who has control over a property and its decision making, when those rights may be revoked and typically have a cash flow waterfall that allocates any distributions of income or principal into and out of the entity.
Equity Participations or “Kickers.”   In connection with the Master Fund’s debt origination activities, the Master Fund intends to pursue equity participation opportunities, in instances when the Advisor believes that the risk-reward characteristics of the loan merit additional upside participation because of the possibility of appreciation in value of the underlying assets securing the loan. Equity participations can be paid in the form of additional interest, exit fees, percentage of sharing in refinance or resale proceeds or warrants in the borrower. Equity participation can also take the form of a conversion feature, permitting the lender to convert a loan or preferred equity investment into equity in the borrower at a negotiated premium to the current net asset value of the borrower. The Master Fund expects that it may be able to obtain equity participations in certain instances where the loan collateral consists of an asset that is being repositioned, expanded or improved in some fashion which is anticipated to improve future cash flow. In such case, the borrower may wish to defer some portion of the debt service or obtain higher leverage than might be merited by the pricing and leverage level based on historical performance of the underlying asset. The Master Fund expects to generate additional revenues from these equity participations as a result of excess cash flows being distributed or as appreciated properties are sold or refinanced.

Commercial Real Estate Equity Investments.
In addition to the Master Fund’s focus on origination of and investments in CRE debt, the Master Fund may also choose to selectively acquire: (i) direct and indirect interests in real estate through entities (including, without limitation, partnerships or a limited liability companies) that own commercial real property (or in an entity operating or controlling commercial real property, directly or through affiliates), which may be structured to receive a priority return or is senior to the owner’s equity (in the case of preferred equity, as discussed above); (ii) indirect interests in real estate through investments in limited partnership interests in real estate private equity funds or other joint ventures; (iii) certain strategic joint venture opportunities where the risk-return and potential upside through sharing in asset or platform appreciation is compelling; (iv) private issuances of equity or securities of public companies; and (v) investments in a loan, security or other obligations for which the business of the related obligor is significantly related to real estate.
These investments may or may not have a scheduled maturity and are expected to be of longer duration (e.g., five to ten year terms) than the Master Fund’s typical debt investments. The longer an investment’s duration, the more sensitive it will be to changes in interest rates. Such investments may be fixed rate (if they have a stated investment rate) and may have accrual structures and provide other distributions or equity participations in overall returns above negotiated levels. However, these distributions may be sensitive to property level operations. These investments are also expected to be collateralized or otherwise backed primarily by U.S. real estate collateral.
The Advisor believes that compelling “equity” opportunities will arise that should generate significant returns and provide portfolio appreciation to assist in recouping selling commissions and dealer manager fees. The Master Fund has not established the specific terms it will require in its joint venture agreements for CRE equity investments. Instead, the Master Fund will establish the terms with respect to any particular joint venture agreement on a case-by-case basis after the Master Fund Board considers all of the facts that are relevant, such as the nature and attributes of the Master Fund’s other potential joint venture partners, the proposed structure of the joint venture, the nature of the operations, the liabilities and assets associated with the proposed joint venture and the size of the Master Fund’s interest when compared to the interests owned by other partners in the venture. The Master Fund will not, however, invest in a joint venture in which Colony NorthStar, the Advisor, any of their directors or officers or any of their affiliated persons (as defined in the 1940 Act) has an interest except as permitted by the terms of any applicable exemptive order permitting the Master Fund to co-invest with its affiliates or as permitted by the 1940 Act, including SEC interpretive positions, and with a determination by a majority of the Master Fund Board (including a majority of the Master Fund’s Independent Trustees not otherwise interested in the transaction that such transaction is fair and reasonable to the Master Fund and on terms and conditions not less favorable to it than those available from unaffiliated third parties.
CRE equity investments constituted 91% of NSAM’s $11.9 billion in investments as of June 30, 2016, pro forma for sales and commitments to sell through August 2, 2016, and the Advisor intends to leverage the extensive experience of Colony NorthStar’s and its affiliates’ executive and retail platform’s senior management teams in this specialized sector, as well as Colony NorthStar’s and its affiliates’ origination capabilities and extensive capital markets relationships to identify investment opportunities that are appropriate for the Master Fund’s investment portfolio.
Direct and Indirect Commercial Real Estate Equity Investments.   The Master Fund may acquire direct and indirect interests in CRE to take advantage of favorable market conditions that may produce attractive investment opportunities in CRE equity investments. The Master Fund would expect that if it does make property acquisitions, the properties would have occupancy levels consistent with the performance of the local market and would generate accretive and immediate cash flow. Although the Master Fund intends to acquire properties that can be efficiently financed with long term fixed rate debt, and in certain instances where investments have upside potential, it may initially finance with shorter duration floating rate debt to enhance our returns. In particular, the investment professionals of Colony NorthStar and its affiliates who will be performing services for the Master Fund pursuant to the Advisor Staffing Agreement have extensive experience in acquiring, managing and disposing of CRE properties. In addition to the CRE debt investments described above, in certain circumstances we may make investments in distressed CRE debt (whether performing or distressed), which may result in us owning CRE properties as a result of a loan workout, taking title or similar circumstances. The Master Fund intends to manage and dispose of any real property assets it acquires in the manner that the Advisor determines is most advantageous. Certain direct and indirect equity investments in CRE may be made through the Master Fund’s REIT Subsidiary, see “— REIT Subsidiary” below.
Private Equity Real Estate Investments.   The Master Fund may also invest in CRE properties by purchasing limited partnership interests in existing, substantially invested private equity real estate funds from institutional investors. These transactions may involve the acquisition of a single fund interest or a portfolio of fund interests and may be structured through joint venture arrangements, discounted purchase prices, deferred financing and other structures. In general, the sellers of limited partnership interests sell not only the interests in the fund but also their remaining unfunded commitments to the funds, which the Master Fund may be obligated to fulfill. For the vast majority of private equity real estate investments, there is no listed public market; however, there is a significant private secondary market available for sellers of private equity assets. The underlying funds are generally governed by limited partnership agreements that set forth the various rights and obligations of the general partners and each limited partner, including with respect to funding obligations, return thresholds and corporate governance matters.
Commercial Real Estate Securities
In addition to the Master Fund’s focus on origination of and investments in CRE debt and equity, the Master Fund may also acquire third-party CRE debt or debt-related securities such as CMBS, unsecured REIT debt and interests in other securitization financing transactions that own real estate-related debt, historically referred to as CDO notes.
CMBS.   CMBS are commercial mortgages pooled in a trust and are principally secured by real property or interests. Accordingly, these securities are subject to all of the risks of the underlying loans. CMBS are structured with credit enhancement, as dictated by the major rating agencies and their proprietary rating methodologies, to protect against potential cash flow delays and shortfalls. This credit enhancement usually takes the form of allocation of loan losses to investors in reverse sequential order of priority (equity to AAA classes), whereas interest distributions and loan prepayments are usually applied sequentially in order of priority (AAA classes to equity).
The typical commercial mortgage is a five or ten-year loan, with a 30-year amortization schedule and a balloon principal payment due on the maturity date. Most fixed-rate commercial loans have strong prepayment protection and require prepayment penalty fees or defeasance. The loans are often structured in this manner to maintain the collateral pool’s cash flow or to compensate the investors for foregone interest collections.
Unsecured REIT Debt.   The Master Fund may also acquire senior unsecured debt of publicly-traded REITs that acquire and hold real estate. Publicly-traded REITs may own large, diversified pools of CRE properties or they may focus on a specific type of property, such as regional malls, office properties, apartment properties and industrial warehouses. Publicly-traded REITs typically employ leverage, which magnifies the potential for gains and the risk of loss. Corporate bonds issued by these types of REITs are usually rated investment grade and benefit from strong covenant protection.
CDO Notes.   While the Master Fund may invest in CDO notes, it does not intend for such investments to be a principal investment strategy based on current market conditions. CDOs are multiple class debt notes, secured by pools of assets, such as CMBS, CRE first mortgage or mezzanine loans and unsecured REIT debt. Accordingly, these securities are subject to all of the risks of the underlying securities that comprise the pool. CDOs are structured with credit enhancement levels, as dictated by the rating agencies and their proprietary rating methodologies, which involves an underwriting of the underlying assets and contemplated CDO structure. The most constraining rating agency determines the percentage of the total securitization of each tranche of debt (or bond class) and its subordination levels (ability to withstand losses to the underlying assets). CDOs typically require the allocation of loan losses to bond investors in reverse sequential order of priority (equity to AAA classes), whereas interest distributions and loan prepayments are usually applied sequentially in order of priority (AAA classes to equity). CDOs often include principal and interest coverage test ratios to protect against principal and interest cash flow delays or to re-direct cash flows to the then-most senior outstanding class of debt. Breaches of principal or interest coverage tests may result in an acceleration of payment of principal and/or interest to senior classes, which may result in loss to junior bond classes. Like typical securitization structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. CDOs often have reinvestment periods, during which time, proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS securitization where repayment of principal allows for redemption of bonds sequentially.
REIT Subsidiary
The Master Fund may invest up to 25% of the value of its total assets in securities of the REIT Subsidiary, which, in turn, may hold CRE investments through wholly owned special purpose vehicles. The investments in real estate through the REIT Subsidiary’s wholly owned special purpose vehicles may include fee simple, leasehold ownership or a partnership interest in property. Based on market conditions, the Advisor may cause the Master Fund to reduce, liquidate and/or forego investments in the REIT Subsidiary.
The REIT Subsidiary is organized as a Maryland corporation that is a “wholly owned subsidiary” of the Master Fund, as defined in the 1940 Act (i.e., the Master Fund owns 95% or more of the REIT Subsidiary’s outstanding voting securities). The Master Fund will hold all of the common voting units of the REIT Subsidiary. The Advisor will not receive a fee for managing the REIT Subsidiary, though the Master Fund will indirectly incur the REIT Subsidiary’s operating expenses. Investment through the REIT Subsidiary involves risks, including the risk that the failure of the REIT Subsidiary to qualify as a REIT for U.S. federal income tax purposes will have adverse tax consequences on the REIT Subsidiary and may adversely affect the performance of the Master Fund and, consequently, the Trust.
Other Investments
Although the Master Fund expects that most of its investments will be of the types described above, the Master Fund may make other investments, such as non-U.S. investments. In fact, the Master Fund may invest in whatever types of interests in real estate or debt-related assets that the Advisor believes are in the Master Fund’s best interests subject to any restrictions described elsewhere in this prospectus.
Investment Process
The Advisor has the authority to make all the decisions regarding the Master Fund’s investments consistent with the investment guidelines and borrowing policies approved by the Master Fund Board and subject to the limitations in the Master Fund’s declaration of trust and any fundamental investment restrictions and the direction and oversight of the Master Fund Board. With respect to investments in CRE debt, equity and securities, the Master Fund Board has adopted investment guidelines that the Advisor must follow when acquiring such assets on the Master Fund’s behalf without the approval of the Master Fund Board. The Master Fund will not, however, purchase or lease assets in which the Advisor, any of their directors or officers or any of their affiliated persons (as defined in the 1940 Act) has an interest except as permitted by the terms of any applicable exemptive order permitting the Master Fund to co-invest with its affiliates or as permitted by the 1940 Act, including SEC interpretive positions, and following a determination by a majority of the Master Fund Board (including a majority of Independent Trustees) not otherwise interested in the transaction that such transaction is fair and reasonable to the Master Fund. The Master Fund Board will formally review, at a duly-called meeting, the Master Fund’s investment guidelines on an annual basis and the Master Fund’s investment portfolio on at least a quarterly basis or, in each case, more often as they deem appropriate. The Master Fund Board may, in its sole discretion, change the Master Fund’s investment strategies, targeted investments and investment guidelines, except changes to those investment policies and restrictions described herein as requiring the affirmative vote of a majority of the outstanding voting securities of the Master Fund.
The Advisor will source the origination and acquisition of CRE investments from new or existing customers, former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and securitization or lending departments of major financial institutions.
In selecting investments for the Master Fund, the Advisor will utilize Colony NorthStar’s established investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that the Advisor may consider when evaluating prospective investment opportunities includes, but is not limited to:

•
stringent evaluation of the market in which a property is located, such as local supply constraints, the quality and nature of the local workforce and prevailing local real estate values;

•
fundamental analysis of the property and its operating performance, including tenant rosters, lease terms, zoning, operating costs and the asset’s overall competitive position in its market;

•
the operating expertise and financial strength of the sponsor, borrower, tenant operator or partner;

•
real estate and leasing market conditions affecting the underlying real estate;

•
the cash flow in place and projected to be in place over the term of the CRE investments;

•
the appropriateness of estimated costs and timing associated with capital improvements of the property;

•
a valuation of the investment, investment basis relative to its property value and competitive set and the ability to liquidate an investment through a sale or refinancing;

•
review of third-party reports, including appraisals, engineering reports and environmental reports;

•
physical inspections of the property; and

•
the overall structure of the investment and rights in the collateral documentation.

If a potential investment meets the Advisor’s underwriting criteria, the Advisor, through its investment committee, will review the proposed transaction structure, including security, reserve requirements, cash flow sweeps, call protection and recourse provisions, among others. The Advisor will evaluate the asset’s position within the overall capital structure and the Master Fund’s prospective rights in relation to other capital providers. In addition, the Advisor will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing strategies and to maximize performance of the underlying real estate collateral. The Master Fund will not complete any investment until the successful completion of due diligence, which includes the satisfaction of all applicable elements of the investment and underwriting process and an assessment of any property underlying CRE debt and of the Master Fund’s equity investments. In addition, the Advisor may also conduct additional environmental site assessments to the extent its management team believes such assessments are necessary or advisable.
Valuation Process
The Master Fund Board has approved valuation policies and procedures and the creation of the Valuation Committee, which consists of personnel from the Advisor. The Trust intends to determine the NAV of Shares daily during the Offering Period and quarterly thereafter. The Valuation Committee values the Master Fund’s assets in good faith pursuant to the Master Fund’s valuation policy and consistently applied valuation process. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Master Fund Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to the Valuation Committee. On a quarterly basis, or more frequently if necessary, the Master Fund’s audit committee reviews and the Master Fund Board ratifies the valuation determinations made with respect to the Master Fund’s investments during the preceding period and evaluates whether such determinations were made in a manner consistent with the Master Fund’s valuation policies and procedures. The Trust will, in turn, utilize the NAV of the Master Fund Shares as determined by the Master Fund in accordance with the methodology described above in determining the NAV and offering price of the Shares. Valuations of Master Fund investments are disclosed in reports filed with the SEC. See “Determination of Net Asset Value.”
Borrowing Policy
Each of the Trust and the Master Fund is permitted to borrow to make investments, subject to limitations imposed by the 1940 Act. To the extent that the Trust or the Master Fund determines it is appropriate to borrow funds to make investments, such as through secured credit facilities and issuing debt securities or other forms of leverage, the costs associated with such borrowing will be indirectly borne by the Trust’s and the Master Fund’s Shareholders. The Trust and the Master Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Trust’s or Master Fund’s assessment of market conditions and the investment environment. The 1940 Act generally limits the extent to which the Trust and the Master Fund may utilize borrowings and “uncovered” transactions that, together with any other senior securities representing indebtedness, to 33 1∕3% of the Trust’s and the Master Fund’s total assets at the time utilized. In addition, the 1940 Act limits the extent to which the Trust and the Master Fund may issue preferred shares to 50% of the Master Fund’s total assets (less the Master Fund’s obligations under senior securities representing indebtedness). Based on current market conditions, the Trust and Master Fund do not intend for the use of derivative instruments to be a principal investment strategy; however, to the extent the Trust and Master Fund use such instruments, “covered” reverse repurchase agreements and other derivative transactions or short selling will not be counted against the foregoing limits under the 1940 Act. The assets used to “cover” will not be counted as part of the Trust and the Master Fund’s total assets for purposes of the 33 1∕3% and 50% limits. Shareholders bear all costs and expenses incurred by the Trust either directly or indirectly, including such costs and expenses associated with any leverage incurred by the Trust.
The Master Fund anticipates incurring leverage as part of its investment strategy. The Master Fund will “cover” its derivative positions by segregating an amount of cash and/or liquid securities to the extent required by the 1940 Act and applicable SEC interpretations and guidance from time to time. Although it has no current intention to do so, if Preferred Shares are issued and outstanding, holders of Preferred Shares of the Master Fund would elect two trustees of the Master Fund Board voting separately as a class. The costs and expenses incurred in connection with the Master Fund’s leveraging strategies will be indirectly borne by the Trust’s Shareholders and Master Fund’s Shareholders. The Master Fund’s use of leverage is subject to risks and may cause the Master Fund’s NAV and distributions to be more volatile than if leverage was not used. There can be no assurance that the Master Fund’s leveraging strategies will be successful. See “Risk Factors — The Master Fund may use leverage in connection with its investments, which may increase the risk of loss associated with its investments.”
The Master Fund expects to selectively employ leverage to enhance total returns through a combination of financing strategies including: (i) secured or unsecured borrowings or facilities; (ii) syndications; and (iii) securitization financing transactions and other structures. In order to pursue its leveraging strategy, the Master Fund may indirectly employ leverage through wholly-owned subsidiaries, including the REIT Subsidiary. The Master Fund will seek to secure conservatively structured leverage that is long-term, non-recourse and non-mark-to-market to the extent obtainable on a cost-effective basis.
In addition to any indebtedness incurred by the Master Fund, the special purpose vehicles that are wholly owned by any subsidiary of the Master Fund, including the REIT Subsidiary, may also utilize leverage, including by mortgaging properties held by the special purpose vehicles, or by acquiring property with existing debt. Any such borrowings will generally be the sole obligation of each respective special purpose vehicle, without any recourse to any other special purpose vehicle, the REIT Subsidiary, the Master Fund, the Trust or its assets, and the Master Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless the financial statements of the special purpose vehicle, or the subsidiary of the Master Fund that owns such special purpose vehicle, will be consolidated in accordance with Regulation S-X and other accounting rules. If cash flow is insufficient to pay principal and interest on a special purpose vehicle’s borrowings, a default could occur, ultimately resulting in foreclosure of any security instrument securing the debt and a complete loss of the investment, which could result in losses to the REIT Subsidiary and, therefore, to the Master Fund and the Trust.
To the extent that subsidiaries of the Master Fund, including the REIT Subsidiary, directly incur leverage in the form of debt (as opposed to non-recourse borrowings made through special purpose vehicles), the amount of such recourse leverage used by the Master Fund and such subsidiaries, including the REIT Subsidiary, will be consolidated and treated as senior securities for purposes of complying with the 1940 Act’s limitations on leverage by the Master Fund. Accordingly, it is the Master Fund’s present intention to utilize leverage through debt or borrowings in an amount not to exceed 33 1∕3% of the Master Fund’s total assets (i.e., maintain 300% asset coverage), less the amount of any direct debt or borrowing by subsidiaries of the Master Fund, including the REIT Subsidiary, if any. The REIT Subsidiary intends to sell a small amount of preferred shares to third party investors to assist the REIT Subsidiary in satisfying the requirement that an entity taxed as a REIT for U.S. federal income tax purposes be beneficially owned by 100 or more persons during at least 335 days of a 12-month taxable year. These preferred shares will receive a semi-annual distribution from the REIT Subsidiary, but will have no additional rights with respect to the Master Fund (e.g., the preferred shares of the REIT Subsidiary will not have priority over the Master Fund Shares in liquidation). Because the REIT Subsidiary’s preferred shares represent a small amount of leverage by the REIT Subsidiary, such leverage will also be consolidated for purposes of complying with the 1940 Act’s limitations on the Master Fund’s ability to issue Preferred Shares.
The 1940 Act generally limits the extent to which the Trust or Master Fund may utilize borrowings and “uncovered” transactions that may give rise to a form of leverage, including through the issuance of senior securities representing indebtedness and as a result of derivative transactions. The Trust’s and the Master Fund’s ability to incur indebtedness is limited such that its asset coverage (as defined in the 1940 Act) must equal at least 300% immediately after each time it incurs indebtedness. The Trust’s and the Master Fund’s ability to issue Preferred Shares is limited such that its asset coverage must equal at least 200% after each issuance of such Preferred Shares.
Effects of Leverage.   The following table illustrates the effect of leverage on the Master Fund Shares, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Master Fund’s portfolio) of  -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Master Fund. See “Risk Factors — Risks Related to the Master Fund’s Financing Strategy — The Master Fund may use leverage in connection with its investments, which may increase the risk of loss associated with its investments.”
The table further reflects the issuance of leverage representing 33 1∕3% of the Master Fund’s total assets, and the Master Fund’s currently projected annual interest rate on its leverage of 3.0% (which is based on LIBOR plus the Master Fund’s average agreed-upon spread as of the date of this prospectus).
Assumed Portfolio Total Return	-10%	-5%	0%	5%	10%
Master Fund Share Total Return	-16.50%	-9.00%	-1.50%	6.00%	13.50%
Master Fund Common Share Total Return is composed of two elements: Master Fund Share distributions paid by the Master Fund (the amount of which is largely determined by the net investment income of the Master Fund after paying interest on its leverage) and gains or losses on the value of the securities the Master Fund owns. As required by SEC rules, the table above assumes that the Master Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0% the Master Fund must assume that the distributions it receives from its investments are entirely offset by losses in the value of those investments.
Operating Policies
Credit Risk Management.   The Master Fund may be exposed to various levels of credit and special hazard risk depending on the nature of its investments and the nature and level of credit enhancements supporting its CRE investments. The Advisor will review and monitor credit risk and other risks of loss associated with each investment. In addition, the Master Fund will seek to diversify its portfolio of assets to avoid undue geographic or borrower concentrations. The Master Fund Board will monitor the overall portfolio risk and levels of provision for loss.
Interest Rate Risk Management.   The Master Fund expects to follow an interest rate risk management policy intended to manage refinancing and interest rate risk. The Master Fund will generally seek to match-fund its assets and liabilities by having similar maturities and like-kind interest rate benchmarks (fixed or floating) to manage refinancing and interest rate risk. As part of this strategy, the Master Fund may engage in hedging transactions, which will primarily include interest rate swaps and may include other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as the Advisor determines is in the best interest of the Master Fund Shareholders, including the Trust, given the cost of such hedges and the need to maintain the Master Fund’s qualification as a RIC. The Master Fund may elect to bear a level of interest rate risk that could otherwise be hedged when it believes, based on all relevant facts, that bearing such risk is advisable or economically unavoidable.
Equity Capital Policies.   The Board may amend the declaration of trust to increase the number of authorized shares or the number of shares of any class or series that the Trust has authority to issue without Shareholder approval. After an investor’s purchase in this offering, the Board may elect to: (i) sell additional Shares in this or future public offerings; (ii) issue equity interests in private offerings; or (iii) issue Shares to Colony NorthStar pursuant to its commitment to purchase Shares at the Trust’s request as needed to fund distributions during the two-year period following commencement of this offering in the amount by which cash distributions paid for any calendar quarter exceeds the Master Fund’s net investment income for such quarter. To the extent permitted by the 1940 Act and/or the SEC or in accordance with an applicable exemptive order, the Board may also determine to issue different classes of shares that have different fees and commissions from those being paid with respect to the Shares being sold in this offering. To the extent the Trust issues additional equity interests after an investor’s purchase in this offering, an investor’s percentage ownership interest in the Trust will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of the Master Fund’s investments, a Shareholder may also experience dilution in the fair value of his, her or its Shares.
See “Risk Factors” for further information on risks associated with these policies.
Disposition Policies
Although the Master Fund generally expects to hold its CRE debt until the stated maturity of such debt, the period that the Master Fund will hold its investments will vary depending on the type of asset, interest rates, micro- and macro-economic conditions and credit environments, among other factors. The Advisor will continually perform a hold-sell analysis on each investment the Master Fund owns in order to determine the optimal time to hold the asset and generate a strong return to the Master Fund Shareholders, including the Trust. Economic and market conditions may influence the Master Fund to hold its investments for different periods of time. The Master Fund may sell an asset before the end of the expected holding period if it believes that market conditions have maximized its value to the Master Fund or the sale of the asset would otherwise be in the best interests of the Master Fund Shareholders.
RIC Qualification of the Trust and the Master Fund
The Trust and the Master Fund intend to elect to be treated, and to intend to qualify annually, as RICs under Subchapter M of the Code beginning with the taxable year ending December 31, 2017. As a RIC, the Trust generally will not have to pay corporate-level U.S. federal income taxes on any income that it distributes to Shareholders from its tax earnings and profits. Similarly, as a RIC, the Master Fund generally will not have to pay corporate-level U.S. federal income taxes on any income that it distributes to the Trust and any other Master Fund Shareholders from its tax earnings and profits. To qualify as a RIC in any tax year, the Trust and the Master Fund must, among other things, satisfy both an income composition test and an asset composition test. Because the Trust intends to invest substantially all of its assets in the Master Fund, the Trust will generally qualify as a RIC if the Master Fund qualifies as a RIC. If the Trust or the Master Fund fail to qualify as a RIC, in any taxable year, and do not qualify for certain statutory relief provisions, the Trust and/or the Master Fund would be required to pay U.S. federal income tax on its taxable income, and distributions to its shareholders would not be deductible by it in determining its taxable income.
Investment Limitations
Pursuant to the Master Fund’s declaration of trust, the Master Fund may not make any investment that the Master Fund Board believes will be inconsistent with the Master Fund’s objectives of qualifying and remaining qualified as a RIC unless and until the Master Fund Board determines, in its sole discretion, that RIC qualification is not in the Master Fund’s best interests.

RISK FACTORS
Investing in the Trust involves risks, including the risk that an investor may receive little or no return on his, her or its investment or that an investor may lose part or all of such investment. Therefore, investors should consider carefully the following principal risks before investing in the Trust. Certain of the risks discussed below relate to the investments generally made by the Master Fund. These risks will, in turn, have an effect on the Trust through its investment in the Master Fund. Also discussed below are risks relating solely to an investment in the Trust and the Shares. The risks described below are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Trust and the Shares. Prospective investors should read this entire prospectus and consult with their own advisers before deciding whether to invest in the Trust. In addition, as the investment program of the Trust or the Master Fund changes or develops over time, an investment in the Trust may be subject to risks not described in this prospectus. The Trust will update this prospectus to account for any material changes in the risks involved with an investment in the Trust.
Risks Related to an Investment in the Trust
The Trust and the Master Fund have limited operating histories.
The Trust and the Master Fund are non-diversified, closed-end management investment companies with limited operating histories. As a result, prospective investors have limited track record or history on which to base their investment decision. The Trust and the Master Fund are subject to all of the business risks and uncertainties associated with any new business, including the risk that the Trust and the Master Fund will not achieve their investment objectives.
The Trust has established the initial offering price for its Shares on an arbitrary basis, and the initial offering price may not accurately reflect the value of the Trust’s assets.
The initial offering price of the Shares was established on an arbitrary basis and is not based on the amount or nature of the Trust’s assets or book value. Therefore, at any given time, the initial offering price may be higher than the value of the Trust’s investments.
The Master Fund has not identified any specific investments that it will make with the proceeds from this offering, and Shareholders will not have the opportunity to evaluate the Master Fund’s investments prior to purchasing Shares.
Because as of the commencement of the offering neither the Master Fund nor the Advisor has yet acquired or identified any of the investments that the Master Fund may make, the Trust is currently not able to provide an investor with any information to assist in evaluating the merits of any specific future investments that the Master Fund may make. The Master Fund intends to invest primarily in a diversified portfolio of real estate and real estate-related investments, which, under normal circumstances, will represent at least 80% of the Master Fund’s net assets (plus the amount of leverage for investment purposes), including: (i) CRE debt, including first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans and preferred equity interests; (ii) CRE equity investments, including (a) direct investments in CRE and (b) indirect ownership in CRE through PERE Investments and other joint ventures; and (iii) CRE securities, such as CMBS, unsecured debt of publicly-traded REITs and CDO notes. Although the Master Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Master Fund intends to invest in a variety of asset types, property types and geographic locations. Aside from the 80% policy and fundamental restrictions, the Master Fund has not established any limits on the percentage of the portfolio that may be comprised of these various categories of assets. The Master Fund also cannot predict its actual allocation of assets under management at this time because such allocation will also be dependent, in part, upon the amount of financing it is able to obtain, if any, with respect to each asset class in which it intends to invest. Since an investor will not be able to evaluate the economic merit of assets before the Master Fund invests in them and the investor cannot be certain as to the actual asset allocation, the investor will have to rely entirely on the ability of the Advisor to select suitable and successful investment opportunities. Furthermore, the Master Fund Board will have broad discretion in implementing policies regarding borrower creditworthiness and a Shareholder will not have the opportunity to evaluate potential borrowers. These factors increase the speculative nature of an investment in the Shares.

There can be no assurance that the Trust will make a specified level of cash distributions or that such distributions will increase year-to-year.
There can be no assurance that the Master Fund will achieve investment results that will allow the Trust to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Master Fund’s earnings, the Master Fund’s net investment income, the Master Fund’s financial condition, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.
In the event that the Master Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Master Fund’s distributions may constitute a return of capital to the Trust. To the extent that the Trust pays distributions to Shareholders using proceeds it receives from Fund distributions, such Trust distributions would similarly constitute a return of investor capital and will lower a Shareholder’s tax basis in the Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from investment activities.
The NAV of the Trust and Master Fund may fluctuate significantly and there is no assurance that it will not decrease.
The Trust must invest substantially all of its assets in the Master Fund, which inherently links the Trust’s NAV to the Master Fund’s NAV. Therefore, changes in the Master Fund’s NAV will likely cause a corresponding change in the Trust’s NAV. The Master Fund’s NAV may be significantly affected by numerous factors, including the risks described in this prospectus, many of which are outside of the Trust’s and the Master Fund’s control. There is no guarantee that the Trust’s NAV or the Master Fund’s NAV will not decrease and they both may fluctuate significantly.
If the Master Fund pays distributions from sources other than its cash flow from operations, it will have less cash available for investments and the overall return may be reduced.
Generally, the Master Fund intends to pay distributions from cash flow from operations. However, the Master Fund’s organizational documents permit it to pay distributions from any source, including borrowings, sales of assets and offering proceeds contributed to it by the Trust. Distributions may also be made in the form of taxable stock dividends. Additionally, some distributions may be paid through the partial waiver of fees by the Advisor. The Master Fund has not established a limit on the amount of proceeds it may use to fund distributions. Pursuant to the Distribution Support Agreement, in certain circumstances where the Master Fund’s cash distributions exceed the Master Fund’s net investment income, NSAM FV has committed to purchase, either directly or through one or more of its affiliates, up to $10.0 million in Master Fund Shares, of which $2.0 million was contributed by an affiliate of Colony NorthStar to the Master Fund as the Seed Capital Investment, at the current NAV per Master Fund Share to provide additional cash to support distributions to Master Fund Shareholders. The sale of these Master Fund Shares would result in the dilution of the ownership interests of the Master Fund Shareholders, including, indirectly, the Shareholders. Upon termination or expiration of the Distribution Support Agreement, the Master Fund and, consequently, the Trust may not have sufficient cash available to pay distributions at the rate it had paid during preceding periods or at all. Until the offering proceeds contributed to it by the Trust are fully invested by the Master Fund and otherwise during the course of its existence, the Master Fund may not generate sufficient cash flow from operations to fund distributions. If the Master Fund pays distributions from sources other than the Master Fund’s cash flow from operations, the Master Fund will have less cash available for investments, it may have to reduce its distribution rate, the Master Fund’s net asset value may be negatively impacted and the overall return may be reduced.
No public trading market for the Shares will exist, and as a result, an investment in the Shares is illiquid.
Each of the Trust and the Master Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Trust does not currently intend to list the Shares for trading on any securities exchange, and the Trust does not expect any secondary market to develop for the Shares in the foreseeable future. Moreover, the Trust does not have any arrangements with anyone to act as a market maker with respect to the Shares. Therefore, an investment in the Trust, unlike an investment in a typical closed-end fund, is not a liquid investment.
The Trust believes that an unlisted closed-end structure is most appropriate for the long-term nature of the Master Fund’s strategy. The Master Fund believes that in order to meet it and the Trust’s objectives it should retain the flexibility to respond to market conditions. Features that interfere with the ability to hold investments for full term (such as daily redemptions that cause the premature sale of investments) could impair the Master Fund’s ability to execute its investment strategy. Accordingly, an unlisted closed-end structure helps the Trust and the Master Fund achieve their investment objectives. The NAV of the Shares may be volatile. As the Shares are not traded, a Shareholder will not be able to dispose of its investment in the Trust no matter how poorly the Trust performs.
The Trust is not obligated to complete a liquidity event by a specified date; therefore, it will be difficult or impossible for a Shareholder to sell his or her Shares.
The Shares are not currently listed on any securities exchange, and the Trust does not expect a public market for them to develop in the foreseeable future, if ever. Therefore, Shareholders should not expect to be able to sell their Shares promptly or at a desired price. No Shareholder will have the right to require the Trust to repurchase his or her Shares or any portion thereof. Because no public market will exist for the Shares, and none is expected to develop, Shareholders will not be able to liquidate their investment prior to the Trust’s liquidation or other liquidity event, other than through the Trust’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other eligible investors. Shareholders that are unable to sell their shares will be unable to reduce their exposure on any market downturn.
The Trust and the Master Fund intend to explore a liquidity event for Shareholders approximately five years following the completion of this offering or at such earlier time as the Board and the Master Fund Board may determine, taking into consideration market conditions and other factors. A liquidity event could include (i) the purchase by the Master Fund for cash of all the Trust’s Master Fund Shares at net asset value and the distribution of that cash to the Trust’s shareholders on a pro rata basis in connection with the Trust’s complete liquidation and dissolution; (ii) subject to the approval of the shareholders of each feeder fund, including the Trust, a listing of the Master Fund Shares on a national securities exchange and the liquidation and dissolution of each feeder fund, including the Trust, at which point all shareholders of each feeder fund would become direct shareholders of the Master Fund; or (iii) a merger or another transaction approved by the Board and the Master Fund Board in which the Shareholders will receive cash or securities of a publicly-traded company. While the Trust and the Master Fund intend to explore a liquidity event approximately five years following the completion of this offering or at such earlier time as the Board and the Master Fund Board may determine, taking into consideration market conditions and other factors, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. The completion of a liquidity event is in the sole discretion of the Board, and depending upon the event, may require Shareholder approval, and there can be no assurance that the Trust will complete a liquidity event within the proposed timeframe or at all. A Shareholder may need to retain his, her or its Shares for an indefinite period of time because the Trust and the Master Fund may determine not to pursue a liquidity event.
Beginning with the first calendar quarter after Shares are first sold to the public, the Trust intends to offer to repurchase your Shares on a quarterly basis. As a result, Shareholders will have limited opportunities to sell their Shares and, to the extent they are able to sell their Shares under the program, they may not be able to recover the amount of their investment in the Shares. In addition, the Board or the Master Fund Board may suspend or terminate the share repurchase program at any time and there is no guarantee that the program will remain in place.
To provide Shareholders with limited liquidity, beginning with the first calendar quarter after Shares are first sold to the public, the Trust intends to commence repurchase offers to allow you to sell your Shares to the Trust on a quarterly basis. Any offer to repurchase Shares will be conducted solely through written tender offer materials mailed to each Shareholder (and not through this prospectus) in accordance with the requirements of Rule 13e-4 of the Exchange Act.

The share repurchase program will include numerous restrictions that limit your ability to sell your shares. The Trust currently intends to limit the number of Shares to be repurchased on each date of repurchase to the number of Shares the Trust can repurchase with, in the Board’s sole discretion, (i) the aggregate proceeds it has received from the issuance of Shares pursuant to its DRP for the previous calendar quarter, and/or (ii) the aggregate proceeds it has received from the sale of Shares, other than such Shares issued pursuant to its DRP for the previous calendar month immediately prior to the date upon which the notification to repurchase Shares was provided to Shareholders. The Board may, in its sole discretion, determine to limit the number of Shares to be repurchased to an amount that is greater than or less than the amounts described above. The Trust will further limit the number of Shares to be repurchased in any calendar quarter to 5.0% of the weighted average number of Shares outstanding in the previous full calendar quarter prior to the date upon which the notification to repurchase Shares was provided to Shareholders. In addition, beginning with our second calendar year of operations, the Trust will limit the number of Shares to be repurchased in any calendar year to 20.0% of the weighted average number of Shares outstanding in the prior calendar year. To the extent that the number of shares submitted to the Trust for repurchase exceeds the number of shares that the Trust is able to purchase, it will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, the Trust will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Delaware law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent the Trust from accommodating all repurchase requests made in any year. If you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your Shares that are held in such account.
The Board or the Master Fund Board may amend, suspend or terminate the repurchase program upon 30 days’ notice. The Trust will notify you of such developments in supplements to this Registration Statement. In addition, although the Trust has adopted a share repurchase program, it has the discretion to not repurchase your Shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell Shares promptly and at a desired price.
Unless the Master Fund experiences substantial net capital appreciation and realized gains, the repurchase price for Shares associated with the Trust’s periodic repurchase offers will be at a lower price than the price you paid for Shares, and the timing of the Trust’s repurchase offers may be at a time that is disadvantageous to Shareholders.
The Trust has no obligation to repurchase Shares at any time, and repurchases will only be made in accordance with the Trust’s share repurchase program. The Trust intends to offer to repurchase such Shares at a price equal to the NAV per Share on each date of repurchase. Therefore, if the Master Fund does not experience net capital appreciation and realize gains following the date you purchase your Shares, any offer price by the Trust to repurchase your Shares will be lower than the price you paid.
In addition, in the event an investor chooses to participate in the Trust’s share repurchase program, the investor will be required to provide the Trust with notice of intent to participate prior to knowing what the NAV per Share will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell shares to the Trust as part of its share repurchase program, the investor will be required to do so without knowledge of what the repurchase price of the Shares will be on the repurchase date.
Shareholders will experience dilution.
Investors in this offering will purchase Shares at an initial price of  $9.88 per Share for Class A Shares, but, after deducting selling commissions and dealer manager fees of up to 8.0% of the Offering Price and estimated offering expenses of up to 1.0% of the aggregate proceeds raised in the offering, exclusive of selling commissions and dealer manager fees (assuming that the maximum number of Shares is sold), $9.00 of the purchase price of each Share will actually be used by the Trust to purchase Master Fund Shares. As a result, investors in this offering will incur immediate dilution and, based on the initial public offering price of  $9.88 per Share, would have to experience a total return on their investment of 9.79% in order to recover the Sales Load and offering expenses.

In addition, Shareholders will not have preemptive rights. The Trust’s declaration of trust authorizes it to issue an unlimited number of Shares. If the Trust engages in a subsequent offering of Shares or securities convertible into Shares, issues additional Shares pursuant to its DRP or otherwise issues additional Shares, investors who purchase Shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Trust’s outstanding Shares. Furthermore, an investor may experience a dilution in the value of the Shares depending on the terms and pricing of any Share issuances (including the Shares being sold in this offering) and the value of the Master Fund’s assets at the time of issuance.
The purchase price at which an investor purchases Shares will be determined daily and will equal the NAV per Share as of such date, plus selling commissions and dealer manager fees.
The purchase price at which an investor purchases Shares will be determined daily and will equal the NAV per Share as of such date, plus selling commissions and dealer manager fees. As a result, in the event of an increase in the Trust’s NAV per Share, an investor’s purchase price may be higher than the price per Share on the prior day, and therefore an investor may receive fewer Shares than if an investor had subscribed at the prior day’s price per share.
If the Trust is unable to raise substantial funds, the number and type of investments the Master Fund may make will be limited and the value of an investor’s investment in the Trust will fluctuate with the performance of the specific assets the Master Fund acquires.
The offering is being made on a “best efforts” basis, meaning that the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any Shares in the offering. As a result, the amount of proceeds the Trust raises in the offering may be substantially less than the amount the Master Fund would need to create a diversified portfolio of investments. If the Trust is unable to raise substantial funds, the Master Fund will make fewer investments resulting in less diversification in terms of the type, number and size of investments that it makes. As a result, the value of a Shareholder’s investment may be reduced in the event the Master Fund’s assets under-perform. Moreover, the potential impact of any single asset’s performance on the overall performance of the portfolio increases. In addition, the Master Fund’s ability to achieve its investment objectives could be hindered, which could result in a lower return on the investments. Further, the Trust will have certain fixed operating expenses, including certain expenses as a public reporting company, regardless of whether the Trust is able to raise substantial funds in this offering. The Trust’s inability to raise substantial funds would increase its fixed operating expenses as a percentage of gross income, reducing the Trust’s net income and limiting its ability to make distributions.
The Board may change the Trust’s primary investment objectives by providing Shareholders with 60 days’ prior notice, or may modify or waive its current operating policies and strategies without prior notice or Shareholder approval, the effects of which may be adverse.
The Trust’s primary investment objectives are to pay attractive and consistent current income through cash distributions and to preserve, protect and return capital contributions of its investors, with a secondary objective of capital appreciation. The Trust seeks to achieve its investment objectives by investing substantially all of its assets in the Master Fund. The Trust’s primary investment objectives may be changed by the Board by providing Shareholders with at least 60 days’ prior notice. In addition, the Board has the authority to modify or waive the Trust’s current operating policies, investment criteria and strategies without prior notice and without shareholder approval. Also, the Master Fund Board may similarly change the Master Fund’s primary investment objectives by providing Fund shareholders with 60 days’ prior notice, and may modify or waive its current operating policies and strategies without prior notice to Fund shareholders. The Trust cannot predict the effect any changes to the Trust’s or the Master Fund’s investment objectives, current operating policies, investment criteria and strategies may have on their businesses, NAVs or operating results. However, the effects might be adverse, which could negatively impact the Trust’s ability to pay you distributions and cause you to lose all or part of your investment.
The Trust will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors may not agree or for purposes other than those contemplated at the time of this offering. Since the Shares are not listed on a national securities exchange, you will be limited in your ability to sell your Shares in response to any changes in the Trust’s investment objectives, operating policies, investment criteria or strategies.

The Advisor, the Trust, and the Master Fund face cyber-security risks.
The Advisor, the Trust, and the Master Fund depend heavily upon computer systems to perform necessary business functions. Despite the implementation of a variety of security measures, their computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, the Advisor, the Trust and the Master Fund may experience threats to their data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, the Advisor’s, the Trust’s or the Master Fund’s computer systems and networks, or otherwise cause interruptions or malfunctions in the Advisor’s, the Trust’s or the Master Fund’s operations, which could result in damage to the Advisor’s, the Trust’s or the Master Fund’s reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.
NorthStar Securities has only limited experience selling common shares on behalf of a registered closed-end management investment company and may be unable to sell a sufficient number of Shares for the Trust to achieve its investment objectives.
NorthStar Securities has entered into a wholesale marketing agreement with the Distributor. Although certain personnel of NorthStar Securities have experience selling shares on behalf of a registered closed-end management investment company, NorthStar Securities has no such experience. There is no assurance that it will be able to sell a sufficient number of Shares to allow the Trust to have adequate funds to cover its expenses and invest in Master Fund Shares such that the Master Fund may purchase a relatively broad portfolio of investments. As a result, the Trust may be unable to achieve its investment objectives, and you may lose some or all of your investment.
Non-traded products have been the subject of increased scrutiny by regulators and media outlets resulting from inquiries and investigations initiated by FINRA and the SEC. The Trust may face difficulties in raising capital should negative perceptions develop regarding non-traded products. As a result, the Trust may be unable to raise substantial funds, which will limit the number and type of investments the Master Fund may make and the Master Fund’s ability to diversify its assets.
The Shares, like other non-traded products, are intended to be significantly distributed through the independent broker-dealer channel (i.e., U.S. broker-dealers that are not affiliated with money center banks or similar financial institutions). Governmental and self-regulatory organizations like the SEC and FINRA impose and enforce regulations on broker-dealers, investment banking firms, investment advisers and similar financial services companies. Self-regulatory organizations such as FINRA adopt rules, subject to approval by the SEC, that govern aspects of the financial services industry and conduct periodic examinations of the operations of registered investment dealers and broker-dealers.
Broker-dealers are subject to regulations that cover all aspects of the securities business. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally FINRA. These self-regulatory organizations have adopted extensive regulatory requirements relating to matters such as sales practices, compensation and disclosure, and conduct periodic examinations of member broker-dealers in accordance with rules they have adopted and amended from time to time, subject to approval by the SEC. The SEC, self-regulatory organizations and state securities commissions may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or registered employees. These administrative proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation or business of a broker-dealer. The principal purpose of regulation and discipline of broker-dealers is the protection of clients and the securities markets, rather than protection of creditors and stockholders of the regulated entity.
As a result of this increased scrutiny, FINRA may impose additional restrictions on sales practices in the independent broker-dealer channel, and accordingly the Master Fund may face increased difficulties in raising capital in this offering. Should the Master Fund be unable to raise substantial funds in the offering, the number and type of investments the Master Fund may make will be curtailed, and the Master Fund may be unable to achieve the desired diversification of investments. This could result in a reduction in the returns achieved on those investments as a result of a smaller capital base limiting the Master Fund’s investments. It also subjects the Master Fund to the risks of any one investment, and as a result returns may be more volatile and capital could be at increased risk.
The amount of any distributions the Trust may make is uncertain. The Trust’s distribution proceeds may exceed its earnings, particularly during the period before it has substantially invested the net proceeds from this offering. Therefore, portions of the distributions that the Trust makes may be a return of the money that Shareholders originally invested and represent a return of capital to Shareholders for tax purposes.
The Trust intends, subject to change by the Master Fund Board, to authorize and declare distributions on a quarterly basis and pay such distributions on a monthly basis. The Trust will pay these distributions to Shareholders out of assets legally available for distribution. While the Advisor may agree to limit the Trust’s expenses to ensure that such expenses are reasonable in relation to the Trust’s income, the Trust cannot assure you that it will achieve investment results that will allow it to make a targeted level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Master Fund Board and may depend on the Master Fund’s earnings, the Master Fund’s net investment income, the Master Fund’s financial condition, maintenance of the Master Fund’s and the Trust’s RIC statuses, compliance with applicable regulations and such other factors as the Master Fund Board may deem relevant from time to time. The Trust’s ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to the Trust as an investment company may limit its ability to pay distributions. All distributions will be paid at the discretion of the Master Fund Board and will depend on the Trust’s earnings, financial condition, maintenance of its RIC status, compliance with applicable investment company regulations and such other factors as the Master Fund Board may deem relevant from time to time. The Trust cannot assure you that it will pay distributions to Shareholders in the future.
In the event that the Master Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Master Fund’s distributions may constitute a return of capital to the Trust. To the extent that the Trust pays distributions to Shareholders using proceeds it receives from Master Fund distributions that represent a return of capital to the Trust, such Trust distributions would similarly constitute a return of investor capital and will lower a Shareholder’s tax basis in his or her Shares. Reducing a Shareholder’s tax basis in his or her Shares will have the effect of increasing his or her gain (or reducing loss) on a subsequent sale of Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Master Fund’s investment activities. Distributions from the proceeds of this offering or from borrowings will be distributed after payment of fees and expenses and could reduce the amount of capital the Master Fund ultimately invests.
Shares and Master Fund Shares purchased by the Advisor and its affiliates could be subject to certain risks, including that the affiliates may have an interest in disposing of the Master Fund’s assets at an earlier date so as to recover their investment in the Master Fund Shares and that substantial purchases of Master Fund Shares by the affiliates may limit the Advisor’s ability to fulfill any financial obligations that it may have to the Master Fund or incurred on the Master Fund’s behalf.
The Advisor and its affiliates may purchase Shares for any reason deemed appropriate; provided, however, that it is intended that once this offering of common shares is completed, neither of the Advisor nor its affiliates, including Colony NorthStar, will hold 5.0% or more of the outstanding Shares or Master Fund Shares. The Advisor and its affiliates will not acquire any Shares with the intention to resell or redistribute such Shares. The purchase of the Shares by the Advisor and its affiliates could create certain risks, including, but not limited to, the following:
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the Advisor and its affiliates may have an interest in disposing of the Trust’s assets at an earlier date so as to recover their investment in the Shares; and

•
substantial purchases of the Shares by the Advisor and its affiliates may limit the Advisor’s ability to fulfill any financial obligations that it may have to the Trust or incurred on the Trust’s behalf.

In addition to their ability to purchase Shares, pursuant to the Distribution Support Agreement, NSAM FV has agreed to purchase, either directly or through one or more of its affiliates, up to an aggregate of  $10.0 million in Master Fund Shares, of which $2.0 million was contributed by an affiliate of

Colony NorthStar to the Master Fund as the Seed Capital Investment, at the current NAV per Master Fund Share until the earlier of  (a) two (2) years from the date the Trust, or another investment company registered under the 1940 Act which has a principal investment strategy of investing substantially all of its assets in the Master Fund, commences an offering, or (b) the date upon which neither the Advisor nor any of its affiliates is serving as the Master Fund’s investment adviser. In no event shall NSAM FV be required to purchase in the aggregate greater than $10.0 million in Master Fund Shares, including the Seed Capital Investment. If the cash distributions the Master Fund pays during any month exceeds the Master Fund’s net investment income for such month, NSAM FV will purchase, either directly or through one or more of its affiliates, Master Fund Shares following the end of each month for an aggregate purchase price equal to the amount by which the distributions paid to Master Fund Shareholders exceed net investment income for such month, up to an amount equal to a 6.0% cumulative, non-compounded annual return on Master Fund Shareholders’ invested capital prorated for such month. Notwithstanding NSAM FV’s obligations pursuant to the Distribution Support Agreement, the Master Fund is not required to pay distributions to its Master Fund Shareholders, including the Trust, at a rate of 6.0% per annum or at all. Further, a $10.0 million investment in the Master Fund by NSAM FV in accordance with the Distribution Support Agreement, may not be sufficient to enable the Master Fund and, consequently, the Trust to pay distributions to Shareholders at a rate of at least 6.0% per annum during the term of the agreement. Distributions funded from offering proceeds pursuant to the Distribution Support Agreement may constitute a return of capital, which is a return of an investor’s investment rather than a return of earnings or gains derived from investment activities. Distributions constituting a return of capital will lower a Shareholder’s tax basis in his or her Shares. Reducing a Shareholder’s tax basis in his or her Shares will have the effect of increasing his or her gain (or reducing loss) on a subsequent sale of Shares. After the Distribution Support Agreement with NSAM FV has terminated, the Master Fund and, consequently, the Trust may not have sufficient cash available to pay distributions at the rate it had paid during preceding periods or at all.
Risks Related to the Master Fund’s Business
The CRE industry has been and may continue to be adversely affected by economic conditions in the United States and global financial markets generally.
The Master Fund’s business and operations are dependent on the CRE industry generally, which in turn is dependent upon broad economic conditions. Recently, concerns over global economic conditions, energy and commodity prices, geopolitical issues, deflation, Federal Reserve short term rate decisions, foreign exchange rates, the availability and cost of credit, the sovereign debt crisis, the Chinese economy, the United States mortgage market and a potentially weakening real estate market in the United States have contributed to increased economic uncertainty and diminished expectations for the global economy. These factors, combined with volatile prices of oil and declining business and consumer confidence, may precipitate an economic slowdown, as well as cause extreme volatility in security prices. Global economic and political headwinds, along with global market instability and the risk of maturing commercial real estate debt that may have difficulties being refinanced, may continue to cause periodic volatility in the CRE market for some time. Adverse conditions in the CRE industry could harm our business and financial condition by, among other factors, the tightening of the credit markets, decline in the value of the Master Fund’s assets and continuing credit and liquidity concerns and may otherwise negatively impact our operations.
The Master Fund may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which it will invest or operate.
The Master Fund may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which it will invest or operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These market and economic conditions may affect the cost of capital and net investment income, thereby effecting distributions. For example, if interest rates were to rise, investments in fixed interest rate assets and securities may decline in value and borrowers of floating rate debt may not be able to service debt payments. Factors such as these are outside the Master Fund’s control and could adversely affect the liquidity and value of its investments, and may reduce the ability of the Master Fund to make attractive new investments.

In particular, economic and financial market conditions began to significantly deteriorate approximately eight years ago as compared to prior periods. Global financial markets experienced considerable declines in the valuations of debt and equity securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, undertook unprecedented intervention programs, the long-term effects of which remain uncertain. The U.S. economy has experienced and continues to experience relatively high levels of unemployment and constrained lending. The Master Fund’s investment strategy and the availability of opportunities relies in part on the continuation of certain trends and conditions observed in the market for debt securities and the larger financial markets and, in some cases, on the improvement of such conditions. Although certain financial markets have improved since the recent liquidity crisis and recession, to the extent economic conditions deteriorate, such conditions may adversely impact the investments of the Master Fund. Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Advisor or its affiliates will prove correct, and actual events and circumstances may vary significantly.
Challenging economic and financial market conditions could significantly reduce the amount of income the Master Fund’s earns on its CRE investments and further reduce the value of the Master Fund’s investments.
Challenging economic and financial market conditions may cause the Master Fund to experience an increase in the number of CRE investments that result in losses, including delinquencies, non-performing assets and taking title to collateral and a decrease in the value of the property or other collateral which secures its investments, all of which could adversely affect the Master Fund’s results of operations. The Master Fund may need to establish significant provisions for losses or impairment, be forced to sell assets at undesirable prices and/or incur substantial losses.
For example, certain borrowers may, due to macroeconomic conditions, be unable to repay loans or other indebtedness during this period. A borrower’s failure to satisfy financial or operating covenants imposed by lenders could lead to defaults and, potentially, termination of the loans and foreclosure on its assets, to the extent such loans or indebtedness are secured, which could trigger cross-defaults under other agreements and jeopardize the borrower’s ability to meet its obligations under its debt securities. The Master Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting borrower. In addition, if one of the borrowers were to commence bankruptcy proceedings, even though the Master Fund may have structured its interest as senior debt, depending on the facts and circumstances, a bankruptcy court might recharacterize the Master Fund’s debt holding and subordinate all or a portion of its claim to that of other creditors. The current adverse economic conditions also may decrease the value of collateral securing some of the Master Fund’s loans or other debt instruments and the value of its equity investments.
These developments may increase the volatility of the value of investments made by the Master Fund. These developments also may make it more difficult for the Master Fund to accurately value its investments or to sell its investments on a timely basis. These developments, including rising interest rates, could adversely affect the ability of the Master Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns. These developments also may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of debt securities owned by the Master Fund to make payments of principal and interest when due, leading to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, diminish significantly the Master Fund’s revenue from investments and adversely affect the Master Fund’s NAV.
Risks Related to the Master Fund’s Investments
The Master Fund’s CRE debt, equity and securities investments will be subject to the risks typically associated with CRE.
The Master Fund’s CRE debt, equity and securities investments will be subject to the risks typically associated with real estate, including:

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local, state, national or international economic conditions, including market disruptions caused by regional concerns, political upheaval, the sovereign debt crisis and other factors;

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real estate conditions, such as an oversupply of or a reduction in demand for real estate space in an area;

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lack of liquidity inherent in the nature of the asset;

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tenant/operator mix and the success of the tenant/operator business;

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the ability and willingness of tenants/operators/managers to maintain the financial strength and liquidity to satisfy their obligations to the Master Fund and to third parties;

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reliance on tenants/operators/managers to operate their businesses in a sufficient manner and in compliance with their contractual arrangements with the Master Fund;

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ability and cost to replace a tenant/operator/manager upon default;

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property management decisions;

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property location and conditions;

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property operating costs, including insurance premiums, real estate taxes and maintenance costs;

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the perceptions of the quality, convenience, attractiveness and safety of the properties;

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branding, marketing and operational strategies;

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competition from comparable properties;

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the occupancy rate of, and the rental rates charged at, the properties;

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the ability to collect on a timely basis all rent;

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the effects of any bankruptcies or insolvencies;

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the expense of leasing, renovation or construction;

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changes in interest rates and in the availability, cost and terms of mortgage financing;

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unknown liens being placed on the properties;

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bad acts of third parties;

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the ability to refinance mortgage notes payable related to the real estate on favorable terms, if at all;

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changes in governmental rules, regulations and fiscal policies;

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tax implications;

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changes in laws, including laws that increase operating expenses or limit rents that may be charged;

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the impact of present or future environmental legislation and compliance with environmental laws, including costs of remediation and liabilities associated with environmental conditions affecting properties;

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cost of compliance with the Americans with Disabilities Act of 1990;

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adverse changes in governmental rules and fiscal policies;

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social unrest and civil disturbances;

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acts of nature, including earthquakes, hurricanes and other natural disasters;

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terrorism;

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the potential for uninsured or underinsured property losses;

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adverse changes in state and local laws, including zoning laws; and

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other factors which are beyond the Master Fund’s control.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenses associated with properties (such as operating expenses and capital expenses) cannot be reduced when there is a reduction in income from the properties. As a result, these investments may be risky and the Master Fund may lose all or part of its investments.
These factors may have a material adverse effect on the ability of the borrowers to pay their loans and the ability of the borrowers on the underlying loans securing the Master Fund’s securities to pay their loans, as well as on the value and the return that the Master Fund can realize from assets it acquires.
A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm the Master Fund’s investments.
Many of the Master Fund’s investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses and a decrease in revenues, earnings and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of the Master Fund’s investments. Declining real estate values will likely reduce the Master Fund’s level of new loan originations, since borrowers often use increases in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less likely to achieve their business plans and be able to pay principal and interest on the Master Fund’s CRE debt investments if the economy weakens and property values decline. Further, declining real estate values significantly increase the likelihood that the Master Fund will incur losses on its investments in the event of a default because the value of its collateral may be insufficient to cover its cost. In addition, declining real estate values will reduce the value of any of the Master Fund’s properties, as well as ability to refinance properties and use the value of existing properties to support the purchase or investment in additional properties. Slower than expected economic growth pressured by a strained labor market, along with overall financial uncertainty, could result in lower occupancy rates and lower lease rates across many property types and may create obstacles for the Master Fund to achieve its business plans. The Master Fund may also be less able to pay principal and interest on its borrowings, which could cause it to lose title to properties securing its borrowings. Any sustained period of increased payment delinquencies, taking title to collateral or losses could adversely affect both the Master Fund’s CRE investments as well as its ability to originate, sell and securitize loans, which would significantly harm the Master Fund’s revenues, results of operations, financial condition, business prospects and the Master Fund’s ability to make distributions.
The Master Fund will be subject to significant competition and it may not be able to compete successfully for investments.
The Master Fund will be subject to significant competition for attractive investment opportunities from other real estate investors, some of which have greater financial resources than it, including publicly-traded REITs, non-traded REITs, insurance companies, commercial and investment banking firms, private institutional funds, hedge funds, private equity funds and other investors. The personnel made available to the Advisor has observed increased competition in 2014 and 2015 and expect that trend to continue through 2016. The Master Fund may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If the Master Fund pays higher prices for investments or originates loans on less advantageous terms to it, its returns may be lower and the value of the Master Fund’s assets may not increase or may decrease significantly below the amount it paid for such assets. If such events occur, the Master Fund may experience lower returns on its investments.
The Master Fund may be more susceptible than diversified funds to being adversely affected by events impacting a single borrower, geographic location, security or investment type, and is not limited with respect to the proportion of capital that may be invested in a single asset.
As the Master Fund is not required to invest in a diversified pool of assets, the Master Fund can invest a greater portion of its assets in obligations of a single issuer. The Master Fund may therefore be more susceptible than a diversified fund to being adversely affected by events impacting a single borrower, geographic location, security or investment type.

The Master Fund has no established investment criteria limiting the geographic or industry concentration of its investments. If its investments are concentrated in an area or asset class that experiences adverse economic conditions, its investments may lose value and the Master Fund may experience losses.
Certain of the Master Fund’s investments may be secured by a single property or properties in one geographic location or asset class. Additionally, properties that the Master Fund may acquire may be concentrated in a geographic location or in a particular asset class. These investments carry the risks associated with significant geographical or industry concentration. The Master Fund has not established and does not plan to establish any investment criteria to limit its exposure to these risks for future investments. As a result, properties underlying its investments may be overly concentrated in certain geographic areas or industries and the Master Fund may experience losses as a result. A worsening of economic conditions, a natural disaster or civil disruptions in a geographic area in which the Master Fund’s investments may be concentrated, or economic upheaval with respect to a particular asset class, could have an adverse effect on the Master Fund’s business, including reducing the demand for new financings, limiting the ability of borrowers to pay financed amounts and impairing the value of the collateral or the properties the Master Fund may acquire, which may in turn limit the Master Fund’s ability to make required payments under its financings or to refinance such borrowings.
The Master Fund has no established investment criteria limiting the size of each investment it makes in CRE debt, equity and securities investments. If the Master Fund has an investment that represents a material percentage of its assets and that investment experiences a loss, the value of a Shareholder’s investment in the Trust could be significantly diminished.
Other than the RIC diversification requirements, the Master Fund is not limited in the size of any single investment it may make and certain of its CRE debt, equity and securities investments may represent a significant percentage of the Master Fund’s assets. The Master Fund may be unable to raise significant capital and invest in a diverse portfolio of assets which would increase its asset concentration risk. Any such investment may carry the risk associated with a significant asset concentration. Should any investment representing a material percentage of the Master Fund’s assets, experience a loss on all or a portion of the investment, the Master Fund could experience a material adverse effect, which would result in the value of a Shareholder’s investment in the Trust being diminished.
The Master Fund may not be effective in originating and managing its investments.
The Master Fund, through the Advisor, will originate and generally manage its investments. The Master Fund’s origination capabilities will depend on its ability to leverage the Advisor’s relationships in the market and deploy capital to borrowers and tenants that hold properties meeting the Master Fund’s underwriting standards. Managing these investments requires significant resources, adherence to internal policies and attention to detail. Managing investments may also require significant judgment and, despite the Master Fund’s expectations, it may make decisions that result in losses. If the Master Fund is unable to successfully originate investments on favorable terms, or at all, and if the Master Fund is ineffective in managing those investments, the Master Fund’s business, financial condition and results of operations could be materially adversely affected.
The Master Fund relies on the investment expertise, skill and network of the Advisor.
Since the Master Fund has no employees, it depends on the investment expertise, skill and network of business contacts of the Advisor. The Advisor evaluates, negotiates, structures, executes, monitors and services the Master Fund’s investments. The Master Fund’s future success depends to a significant extent on the continued service and coordination of the Advisor and its experienced executive team. The departure of any members of the Advisor’s experienced executive team could have a material adverse effect on the Master Fund’s ability to achieve its investment objectives.
The Master Fund’s ability to achieve its investment objectives depends on the Advisor’s ability to identify, analyze, invest in, finance and monitor companies that meet the Master Fund’s investment criteria. The Advisor’s capabilities in managing the investment process, providing competent, attentive and efficient services to the Master Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Master Fund’s investment objectives, the Advisor may need to hire, train, supervise and/or manage investment professionals to participate in the Master Fund’s investment selection and monitoring process. The Advisor may not be able to find investment professionals in a timely manner or at all. Failure to support the Master Fund’s investment process could have a material adverse effect on the Master Fund’s business, financial condition and results of operations.
In addition, the Master Fund Advisory Agreement has a termination provision that allows the parties to terminate the agreement without penalty, upon 60 days’ notice to the other party. If this agreement is terminated, it may adversely affect the quality of the Master Fund’s investment opportunities. In addition, in the event the Master Fund Advisory Agreement is terminated, it may be difficult for the Master Fund to replace the Advisor, as applicable. Furthermore, the termination of any of these agreements may adversely impact the terms of any financing facility into which the Master Fund may enter, which could have a material adverse effect on the Master Fund’s business and financial condition.
If the Master Fund and the Advisor are unable to perform due diligence on potential investments in a timely manner, the Master Fund may lose attractive investment opportunities.
Assessing a potential investment opportunity involves extensive due diligence and the Master Fund will not complete any investment until the successful completion of such diligence, which includes the satisfaction of all applicable elements of the investment and underwriting process and a Phase I assessment of any property underlying CRE debt and of the Master Fund’s equity investments. In addition, the Advisor may also conduct additional environmental site assessments to the extent its management team believes such assessments are necessary or advisable. If the Master Fund and the Advisor are unable to perform their due diligence on potential investments in a timely manner, the Master Fund may lose attractive investment opportunities.
The CRE debt the Master Fund will originate and invest in and mortgage loans underlying the CRE securities the Master Fund will invest in are subject to risks of delinquency, taking title to collateral, loss and bankruptcy of the borrower under the loan. If the borrower defaults, it may result in losses to the Master Fund.
The Master Fund CRE debt investments will be secured by commercial real estate and will be subject to risks of delinquency, loss, taking title to collateral and bankruptcy of the borrower. The ability of a borrower to repay a loan secured by commercial real estate is typically dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced or is not increased, depending on the borrower’s business plan, the borrower’s ability to repay the loan may be impaired. If a borrower defaults or declares bankruptcy and the underlying asset value is less than the loan amount, the Master Fund will suffer a loss. In this manner, real estate values could impact the value of the Master Fund’s CRE debt and securities investments. Therefore, the Master Fund’s CRE debt and securities will be subject to the risks typically associated with real estate.
Additionally, the Master Fund may suffer losses for a number of reasons, including the following, which could have a material adverse effect on the Master Fund’s financial performance:
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If the value of real property or other assets securing the Master Fund CRE debt deteriorates.   The majority of the Master Fund CRE debt investments are fully or substantially non-recourse. In the event of a default by a borrower on a non-recourse loan, the Master Fund will only have recourse to the real estate-related assets (including escrowed funds and reserves, if any) collateralizing the debt. There can be no assurance that the value of the assets securing the CRE debt investments will not deteriorate over time due to factors beyond the Master Fund’s control, as was the case during the credit crisis and as a result of the recent economic recession. Further, the Master Fund may not know whether the value of these properties has declined below levels existing on the dates of origination. If the value of the properties drop, the Master Fund’s risk will increase because of the lower value of the collateral and reduction in borrower equity associated with the related CRE debt. If a borrower defaults on the Master Fund CRE debt and the mortgaged real estate or other borrower assets collateralizing such CRE debt are insufficient to satisfy the loan, the Master Fund may suffer a loss of principal or interest.

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If a borrower or guarantor defaults on recourse obligations under a CRE debt investment.   The Master Fund will sometimes obtain personal or corporate guarantees from borrowers or their affiliates. These guarantees are often triggered only upon the occurrence of certain trigger, or “bad boy,” events. In cases where guarantees are not fully or partially secured, the Master Fund will typically rely on financial covenants from borrowers and guarantors which are designed to require the borrower or guarantor to maintain certain levels of creditworthiness. As a result of challenging economic and market conditions, many borrowers and guarantors faced, and continue to face, financial difficulties and were unable, and may continue to be unable, to comply with their financial covenants. If the economy does not strengthen, the Master Fund’s borrowers could experience additional financial stress. Where the Master Fund does not have recourse to specific collateral pledged to satisfy such guarantees or recourse loans, it will only have recourse as an unsecured creditor to the general assets of the borrower or guarantor, some or all of which may be pledged to satisfy other lenders. There can be no assurance that a borrower or guarantor will comply with its financial covenants or that sufficient assets will be available to pay amounts owed to the Master Fund under the CRE debt and related guarantees.

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The Master Fund’s due diligence may not reveal all of a borrower’s liabilities and may not reveal other weaknesses in its business.   Before making a loan to a borrower, the Master Fund will assess the strength and skills of an entity’s management and other factors that it believes are material to the performance of the investment. This underwriting process is particularly important and subjective with respect to newly-organized entities because there may be little or no information publicly available about the entities. In making the assessment and otherwise conducting customary due diligence, the Master Fund will rely on the resources available to it and, in some cases, an investigation by third parties. There can be no assurance that the due diligence processes will uncover all relevant facts or that any investment will be successful. Furthermore, historic performance evaluated in connection with the Master Fund’s underwriting process may not be indicative of future performance.

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Delays in liquidating defaulted CRE debt investments could reduce the Master Fund’s investment returns.   The occurrence of a default on a CRE debt investment could result in the Master Fund taking title to collateral. However, the Master Fund may not be able to take title to and sell the collateral securing the loan quickly. Taking title to collateral can be an expensive and lengthy process that could have a negative effect on the return on the Master Fund’s investment. Borrowers often resist when lenders, such as the Master Fund, seek to take title to collateral by asserting numerous claims, counterclaims and defenses, including but not limited to lender liability claims, in an effort to prolong the foreclosure action. In some states, taking title to collateral can take several years or more to resolve. At any time during a foreclosure proceeding, for instance, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. The resulting time delay could reduce the value of the Master Fund’s investment in the defaulted loans. Furthermore, an action to take title to collateral securing a loan is regulated by state statutes and regulations and is subject to the delays and expenses associated with lawsuits if the borrower raises defenses, counterclaims or files for bankruptcy. In the event of default by a borrower, these restrictions, among other things, may impede the Master Fund’s ability to take title to and sell the collateral securing the loan or to obtain proceeds sufficient to repay all amounts due to the Master Fund on the loan. In addition, the Master Fund may be forced to operate any collateral for which it takes title for a substantial period of time, which could be a distraction for its management team and may require it to pay significant costs associated with such collateral. The Master Fund may not recover any of its investment even if it takes title to collateral.

The Master Fund may make certain CRE debt and securities investments that involve heightened risks.
The Master Fund may make investments in certain assets that involve heightened risks, such as transitional assets, non-performing assets and construction or development assets. These types of investments may involve greater risks than investments in stabilized, performing assets and make the Master Fund’s future performance more difficult to predict. For example:

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Transitional properties are often associated with floating-rate loans and increases in a borrower’s monthly payment as a result of an increase in prevailing market interest rates that may make it more difficult for the borrowers with floating-rate loans to repay the loan and could increase the risk of default of their obligations under the loan.

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Non-performing real estate assets are challenging to evaluate as they do not have a consistent stream of cash flow to support normalized debt service, lack stabilized occupancy rates and may require significant capital for repositioning. Further, strategies available to create value in a non-performing real estate investment, including development, redevelopment or lease-up of a property or negotiating a reduced payoff, may not be successful.

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Construction loans have the potential for cost overruns, the developer’s failing to meet a project delivery schedule, market downturns and the inability of a developer to sell or refinance the project at completion in accordance with its business plan and may affect the repayment of the Master Fund’s CRE debt investments.

In addition, the Master Fund may invest in subordinate, unrated or distressed mortgage loans or unrated or non-investment grade CRE securities, which typically result from increased leverage, lack of strong operating history, borrowers’ credit history, underlying cash flow from the properties and other factors. As a result, these investments typically have higher risk of default and loss, particularly during economic downturns. See “The Master Fund may make investments in assets with lower credit quality, including below investment grade securities, referred to as “high yield” or “junk bonds,” which may increase its risk of losses.”
The Master Fund may be subject to risks associated with future advance or capital expenditure obligations, such as declining real estate values and operating performance.
The Master Fund’s CRE debt investments may require it to advance future funds. The Master Fund may also need to fund capital expenditures and other significant expenses for its real estate property investments. Future funding obligations subject it to significant risks, such as a decline in value of the property, cost overruns and the borrower and tenant may be unable to generate enough cash flow and execute its business plan, or sell or refinance the property, in order to repay its obligations to the Master Fund. The Master Fund could determine that it needs to fund more money than it originally anticipated in order to maximize the value of its investment even though there is no assurance additional funding would be the best course of action. Further, future funding obligations may require the Master Fund to maintain higher liquidity than it might otherwise maintain and this could reduce the overall return on its investments. The Master Fund could also find itself in a position with insufficient liquidity to fund future obligations.
The Master Fund may be unable to restructure its investments in a manner that it believes maximizes value, particularly if it is one of multiple creditors in a large capital structure.
In order to maximize value the Master Fund may be more likely to extend and work out an investment, rather than pursue other remedies such as taking title to collateral. However, in situations where there are multiple creditors in large capital structures, it can be particularly difficult to assess the most likely course of action that a lender group or the borrower may take and it may also be difficult to achieve consensus among the lender group as to major decisions. Consequently, there could be a wide range of potential principal recovery outcomes, the timing of which can be unpredictable, based on the strategy pursued by a lender group or other applicable parties. These multiple creditor situations tend to be associated with larger loans. If the Master Fund is one of a group of lenders, it may not independently control the decision making. Consequently, it may be unable to restructure an investment in a manner that it believes would maximize value.
CRE debt restructurings may reduce the Master Fund’s net interest income.
While the U.S. economy has strengthened since the significant deterioration that began approximately eight years ago, a return to weak economic conditions in the future may cause the Master Fund’s borrowers to be at increased risk of default and it, or a third party, may need to restructure loans if the borrowers are unable to meet their obligations to the Master Fund and it believes restructuring is the best way to maximize value. In order to preserve long-term value, the Master Fund may determine to lower the interest rate on loans in connection with a restructuring, which will have an adverse impact on its net interest income. The Master Fund may also determine to extend the maturity and make other concessions with the goal of increasing overall value; however, there is no assurance that the results of its restructurings will be favorable to it. Restructuring an investment may ultimately result in the Master Fund receiving less than had it not restructured the investment. The Master Fund may lose some or all of its investment even if it restructures in an effort to increase value.
The Master Fund’s CRE debt and securities investments may be adversely affected by changes in credit spreads.
The CRE debt the Master Fund may originate or acquire and securities investments it may invest in are subject to changes in credit spreads. When credit spreads widen, the economic value of the Master Fund’s investments decrease even if such investment is performing in accordance with its terms and the underlying collateral has not changed.
Provision for loan losses is difficult to estimate, particularly in a challenging economic environment.
In a challenging economic environment, the Master Fund may experience an increase in provisions for loan losses and asset impairment charges, as borrowers may be unable to remain current in payments on loans and declining property values weaken the Master Fund’s collateral. The determination of provision for loan losses will require the Master Fund to make certain estimates and judgments, which may be difficult to determine, particularly in a challenging economic environment. The Master Fund’s estimates and judgments will be based on a number of factors, including projected cash flow from the collateral securing the Master Fund CRE debt structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, potential for refinancing and expected market discount rates for varying property types, all of which remain uncertain and are subjective. The Master Fund’s estimates and judgments may not be correct, particularly during challenging economic environments, and, therefore, the Master Fund’s results of operations and financial condition could be severely impacted.
Both the Master Fund’s borrowers’ and tenants’ forms of entities may cause special risks or hinder the Master Fund’s recovery.
The Master Fund expects that most of the borrowers for the Master Fund’s CRE debt investments and tenants in the real estate investments will be legal entities rather than individuals. The obligations these entities will owe the Master Fund are typically non-recourse so it can only look to the collateral, and at times, the assets of the entity may not be sufficient to recover its investment. As a result, the risk of loss may be greater than for leases with or originators of loans made to individuals. Unlike individuals involved in bankruptcies, these legal entities will generally not have personal assets and creditworthiness at stake. As a result, the default or bankruptcy of one of the Master Fund’s borrowers or tenants, or a general partner or managing member of that borrower or tenant, may impair the Master Fund’s ability to enforce its rights and remedies under the related mortgage or the terms of the lease agreement, respectively.
The subordinate CRE debt the Master Fund may originate and invest in may be subject to risks relating to the structure and terms of the related transactions, as well as subordination in bankruptcy, and there may not be sufficient funds or assets remaining to satisfy its investments, which may result in losses to the Master Fund.
The Master Fund intends to originate, structure and acquire subordinate CRE debt investments secured primarily by commercial properties, which may include subordinate mortgage loans, mezzanine loans and participations in such loans and preferred equity interests in borrowers who own such properties. The Master Fund has not placed any limits on the percentage of its portfolio that may be comprised of these types of investments, which may involve a higher degree of risk than the type of assets that it expects will constitute the majority of the Master Fund’s debt investments, namely first mortgage loans secured by real property. These investments may be subordinate to other debt on commercial property and are secured by subordinate rights to the commercial property or by equity interests in the borrower. In addition, real properties with subordinate debt may have higher loan-to-value ratios than conventional debt, resulting in less equity in the real property and increasing the risk of loss of principal and interest. If a borrower defaults or declares bankruptcy, after senior obligations are met, there may not be sufficient funds or assets remaining to satisfy the Master Fund’s subordinate interests. Because each transaction is privately negotiated, subordinate investments can vary in their structural characteristics and lender rights. The Master Fund’s rights to control the default or bankruptcy process following a default will vary from transaction to transaction. The subordinate investments that the Master Fund originates and intends to invest in may not give it the right to demand taking title to collateral as a subordinate real estate debt holder. Furthermore, the presence of intercreditor agreements may limit the Master Fund’s ability to amend loan documents, assign its loans, accept prepayments, exercise its remedies and control decisions made in bankruptcy proceedings relating to borrowers. Similarly, a majority of the participating lenders may be able to take actions to which the Master Fund objects, but by which the Master Fund will be bound. Even if the Master Fund has control, it may be unable to prevent a default or bankruptcy and the Master Fund could suffer substantial losses. Certain transactions that the Master Fund may originate and invest in could be particularly difficult, time consuming and costly to work out because of their complicated structure and the diverging interests of all the various classes of debt in the capital structure of a given asset.
The Master Fund may make investments in assets with lower credit quality, including below investment grade securities, referred to as “high yield” or “junk bonds,” which may increase its risk of losses.
The Master Fund may invest in unrated or non-investment grade CRE securities, enter into leases with unrated tenants or participate in subordinate, unrated or distressed mortgage loans. Securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated are often referred to as “high yield” securities or “junk bonds,” and may have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans or securities, the borrowers’ credit history, the properties’ underlying cash flow or other factors. Because the ability of obligors of properties and mortgages, including mortgage loans underlying CMBS, to make rent or principal and interest payments may be impaired during an economic downturn, prices of lower credit quality investments and CRE securities may decline. As a result, these investments may have a higher risk of default and loss than investment grade rated assets. The existing credit support in the securitization structure may be insufficient to protect the Master Fund against loss of principal on these investments. Any loss the Master Fund may incur may be significant and may reduce distributions and may adversely affect the value of the Shares.
Investments in non-performing real estate assets involve greater risks than investments in stabilized, performing assets and make the Master Fund’s future performance more difficult to predict.
The Master Fund may make investments in non-performing real estate assets in which the operating cash flow generated from the underlying property is insufficient to support current debt service payments. Traditional performance metrics of real estate assets are generally not as reliable for non-performing real estate assets as they are for performing real estate assets. Non-performing properties, for instance, do not have stabilized occupancy rates and may require significant capital for repositioning. Similarly, non-performing loans do not have a consistent stream of cash flow to support normalized debt service. In addition, for non-performing loans, often there is greater uncertainty as to the amount or timeliness of principal repayment. Borrowers will typically try to create value in a non-performing real estate investment, including by development, redevelopment or lease-up of a property. However, none of these strategies may be effective and the subject properties may never generate sufficient cash flow to support debt service payments. If this occurs, the Master Fund may negotiate a reduced payoff, restructure the terms of the loan or enforce rights as lender and take title to collateral securing the loan with respect to CRE debt investments. It is challenging to evaluate non-performing investments, which increases the risks associated with such investments. The Master Fund may suffer significant losses with respect to these investments which would negatively impact the Master Fund’s operating performance and its ability to make distributions.
Floating-rate CRE debt, which is often associated with transitional assets, may entail greater risks of default to the Master Fund than fixed-rate CRE debt.
Floating-rate loans are often, but not always, associated with transitional properties as opposed to those with highly stabilized cash flow. Floating-rate CRE debt may have higher delinquency rates than fixed-rate loans. Borrowers with floating-rate loans may be exposed to increased monthly payments if the related interest rate adjusts upward from the initial fixed rate in effect during the initial period of the loan to the rate calculated in accordance with the applicable index and margin. Increases in a borrower’s monthly payment, as a result of an increase in prevailing market interest rates may make it more difficult for the borrowers with floating-rate loans to repay the loan and could increase the risk of default of their obligations under the loan.
The Master Fund may invest in CRE ownership through private equity investments, which carry with it unique risks.
The Master Fund may invest in direct CRE ownership or indirect ownership through PERE Investments or other joint ventures. PERE Investments typically refer to investments that are made through privately negotiated transactions using private capital. Private equity funds, often organized as limited partnerships, are the most common vehicles for making PERE Investments. Private equity funds that focus on real estate have generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments. Depending on market conditions, however, the availability of such financing may be reduced dramatically, limiting the ability of such private equity funds to obtain the required financing or reducing their expected rate of return. The risks of investing in private equity funds are generally related to: (i) the ability of the private equity fund to select and manage successful investment opportunities; (ii) the quality of the management of a company in which a private equity fund invests; (iii) the ability of a private equity fund to liquidate its investments; and (iv) general economic conditions. Additionally, managers of private equity funds will charge the Master Fund asset-based fees and typically will also be entitled to receive performance-based compensation. These are in addition to the Management Fee and Incentive Fee paid to the Advisor. With respect to PERE Investments, Master Fund Shareholders will bear fees and expenses at the Master Fund level and also at the PERE Investment level.
Securities of private equity funds, as well as the portfolio companies these funds invest in, tend to be more illiquid, and highly speculative. There is no regular market for interests in private equity funds, which typically must be sold in privately negotiated transactions. Any such sales would likely require the consent of the investment manager and could occur at a discount to the stated net asset value. If the Master Fund determines to sell its interest in a private equity fund, the Master Fund may be unable to sell such interest quickly, if at all, and could therefore be obligated to continue to hold such interest for an extended period of time, or to accept a lower price for a quick sale.
Investments in private equity funds are also regularly held in non-voting form or with limited voting rights related to a certain percentage of its investment. To the extent that the Master Fund (i) holds non-voting interests, or (ii) contractually foregoes the right to vote its interests in a private equity fund, the Master Fund will not be able to vote on matters that require the approval of the interest holders of the private equity fund, including matters that may be adverse to the Master Fund’s interests. This restriction could diminish the influence of the Master Fund as compared to other investors in the private equity fund, and could adversely affect the Master Fund’s investment in the private equity fund, which could result in unpredictable and potentially adverse effects on the Master Fund.
The Master Fund’s acquisitions of PERE Investments in Secondary Transactions (as defined below) are based on available information and assumptions.
The Master Fund generally will acquire PERE Investments from one or more sellers who is/are existing limited partners in the portfolio funds in one or more transactions on the secondary market (“Secondary Transactions”). The overall performance of PERE Investments acquired in a Secondary Transaction will depend largely on the acquisition price paid for such PERE Investments, which may be negotiated based on incomplete or imperfect information, including valuations provided by the portfolio fund managers, which may be based on interim unaudited financial statements, research, market data or other information available to the manager. Such information may prove to be incomplete or imperfect, which could adversely affect the performance of the PERE Investments. Additionally, in determining the acquisition price, the Master Fund will be relying on certain assumptions with respect to the investments held by the portfolio funds, projected exit dates, future operating results, market conditions, the timing and manner of dispositions and other similar considerations. Actual realized returns on PERE Investments will depend on various factors, including future operating results, market conditions at the time of disposition, legal and contractual restrictions on transfer that may limit liquidity, any related transaction costs, and the timing and manner of disposition, all of which may materially differ from the assumptions on which the Master Fund relied in negotiating the acquisition price.
The Master Fund may agree to a deferred component of the purchase price for the acquisition of a PERE Investment, which increases the Master Fund’s leverage and may create additional risks.
The Master Fund may agree with a seller for all or a portion of the purchase price for a PERE Investment acquired in a Secondary Transaction to be paid by it over a period of time (a “Deferred Purchase Price Acquisition”), which increases the Master Fund’s leverage by the amount of the deferred payment obligation. In addition, the terms of any Deferred Purchase Price Acquisition may require the Master Fund to pay all or a portion of cash flows received from the portfolio funds to the seller to reduce the unpaid purchase price.
PERE Investments acquired in Secondary Transactions may include a pool of portfolio funds that are acquired on an “all or nothing” basis.
The Master Fund may have the opportunity to acquire a portfolio of portfolio funds from a seller on an “all or nothing” basis. Certain of the portfolio funds in the portfolio may be less attractive (for commercial, tax, legal or other reasons) than others, and certain of the sponsors of such portfolio funds may be more familiar to the Master Fund than others, or may be more experienced or highly regarded than others. In such cases, it may not be possible for the Master Fund to carve out from such purchases those investments which the Master Fund considers (for commercial, tax, legal or other reasons) less attractive. In addition, because the purchaser in a Secondary Transaction generally will step into the position of the seller, the Master Fund generally will not have the ability to modify or amend a portfolio fund’s constituent documents (e.g., limited partnership agreement) or otherwise negotiate the legal or economic terms of the interests being acquired. Additionally, the Master Fund’s acquisition of portfolio funds in a Secondary Transaction will generally be subject to the consent of each portfolio fund manager and may, in some cases, be subject to rights of first refusal or similar rights by existing portfolio fund investors. In the event a portfolio fund manager withholds its consent to a transfer to the Master Fund or the investors in a portfolio fund exercise any rights of first refusal to acquire all or a portion of the interests to be transferred to the Master Fund, it could adversely impact the performance of the PERE Investment portfolio and the Master Fund.
PERE Investments may be short-lived assets and the Master Fund may not be able to reinvest capital in comparable investments.
Because certain PERE Investments are short-lived, the Master Fund may be unable to reinvest the distributions received from the portfolio funds in investments with similar returns, which could adversely impact the Master Fund’s performance.
The Master Fund may be subject to risks associated with construction lending, such as declining real estate values, cost overruns and delays in completion.
The Master Fund’s CRE debt investments may include loans made to developers to construct prospective projects, which may include ground-up construction or repositioning an existing asset. The primary risks to the Master Fund of construction loans are the potential for cost overruns, the developer’s failing to meet a project delivery schedule, market downturns and the inability of a developer to sell or refinance the project at completion in accordance with its business plan and repay the CRE debt. These risks could cause the Master Fund to have to fund more money than it originally anticipated in order to complete the project.
Insurance may not cover all potential losses on CRE investments which may impair the value of the Master Fund’s assets.
The Master Fund will generally require that each of the borrowers under its CRE debt investments obtain comprehensive insurance covering the collateral, including liability, fire and extended coverage. The Master Fund also generally will obtain insurance directly on any property it acquires. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. The Master Fund may not obtain, or require borrowers to obtain certain types of insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Further, it is possible that the Master Fund’s borrowers could breach their obligations to it and not maintain sufficient insurance coverage. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the property, which might decrease the value of the property and in turn impair the Master Fund’s investment.
The Master Fund may obtain only limited warranties when it purchases a property, which will increase the risk that it may lose some or all of its invested capital in the property or rental income from the property which, in turn, could materially adversely affect the Master Fund’s business, financial condition and results from operations and the Master Fund’s ability to make distributions to the Trust.
The seller of a property often sells such property in an “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, the related real estate purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. Despite the Master Fund’s efforts, it may fail to uncover all material risks during the diligence process. The purchase of properties with limited warranties increases the risk that the Master Fund may lose some or all of its invested capital in the property, as well as the loss of rental income from that property if an issue should arise that decreases the value of that property and is not covered by the limited warranties. If any of these results occur, it may have a material adverse effect on the Master Fund’s business, financial condition and results of operations and the Master Fund’s ability to make distributions.
The Master Fund will depend on borrowers and tenants for a substantial portion of its revenue and, accordingly, the Master Fund’s revenue and its ability to make distributions to the Trust will be dependent upon the success and economic viability of such borrowers and tenants.
The success of the Master Fund’s origination or acquisition of investments will significantly depend on the financial stability of the borrowers and tenants underlying such investments. The inability of a single major borrower or tenant, or a number of smaller borrowers or tenants, to meet their payment obligations could result in reduced revenue or losses.
If the Master Fund overestimates the value or income-producing ability or incorrectly price the risks of its investments, the Master Fund may experience losses.
Analysis of the value or income-producing ability of a commercial property is highly subjective and may be subject to error. The Master Fund will value its potential investments based on yields and risks, taking into account estimated future losses on the CRE loans and the properties included in the securitization’s pools or CRE equity investments and the estimated impact of these losses on expected future cash flow and returns. In the event that the Master Fund underestimates the risks relative to the price it pays for a particular investment, the Master Fund may experience losses with respect to such investment.
Lease defaults, terminations or landlord-tenant disputes may reduce the Master Fund’s income from its real estate investments.
The creditworthiness of tenants in real estate investments could become negatively impacted as a result of challenging economic conditions or otherwise, which could result in their inability to meet the terms of their leases. Lease defaults or terminations by one or more tenants may reduce the Master Fund’s revenues unless a default is cured or a suitable replacement tenant is found promptly. In addition, disputes may arise between the landlord and tenant that result in the tenant withholding rent payments, possibly for an extended period. These disputes may lead to litigation or other legal procedures to secure payment of the rent withheld or to evict the tenant. Upon a lease default, the Master Fund may have limited remedies, be unable to accelerate lease payments and have limited or no recourse against a guarantor. Tenants as well as guarantors may have limited or no ability to satisfy any judgments it may obtain. The Master Fund may also have duties to mitigate its losses and it may not be successful in that regard. Any of these situations may result in extended periods during which there is a significant decline in revenues or no revenues generated by a property. If this occurred, it could adversely affect the Master Fund’s results of operations.
A significant portion of the Master Fund’s leases may expire in the same year.
A significant portion of the leases for the Master Fund’s real estate investments may expire in the same year. As a result, the Master Fund could be subject to a sudden and material change in value of its real estate investments and available cash flow from such investments in the event that these leases are not renewed or in the event that it is not able to extend or refinance the mortgage notes payable on the properties that are subject to these leases.
The Master Fund may not be able to relet or renew leases at the properties underlying CRE debt investments or the properties held by the Master Fund on favorable terms, or at all.
The Master Fund’s investments in real estate will be pressured if economic conditions and rental markets continue to be challenging. For instance, upon expiration or early termination of leases for space located at its properties, the space may not be relet or, if relet, the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. The Master Fund could receive above market rental rates which will decrease upon renewal, which would adversely impact its income and could harm its ability to service its debt and operate successfully. Weak economic conditions would likely reduce tenants’ ability to make rent payments in accordance with the contractual terms of their leases and lead to early termination of leases. Furthermore, commercial space needs may contract, resulting in lower lease renewal rates and longer releasing periods when leases are not renewed. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by a property. Additionally, to the extent that market rental rates are reduced, property-level cash flow would likely be negatively affected as existing leases renew at lower rates. If the Master Fund is unable to relet or renew leases for all or substantially all of the space at these properties, if the rental rates upon such renewal or reletting are significantly lower than expected, or if the Master Fund’s reserves for these purposes prove inadequate, the Master Fund will experience a reduction in net income and may be required to reduce or eliminate cash distributions.
The bankruptcy, insolvency or financial deterioration of any of the tenants could significantly delay the ability to collect unpaid rents or require the Master Fund to find new tenants.
The Master Fund’s financial position and its ability to make distributions may be adversely affected by financial difficulties experienced by any major tenants, including bankruptcy, insolvency or a general downturn in the business, or in the event any major tenants do not renew or extend their relationship as their lease terms expire.
The Master Fund will be exposed to the risk that tenants may not be able to meet their obligations to it or other third parties, which may result in their bankruptcy or insolvency. Although loans and leases may permit the Master Fund to evict a tenant, demand immediate repayment and pursue other remedies, bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. A tenant in bankruptcy may be able to restrict the ability to collect unpaid rents or interest during the bankruptcy proceeding. Furthermore, dealing with a tenants’ bankruptcy or other default may divert management’s attention and cause the Master Fund to incur substantial legal and other costs.
Bankruptcy laws provide that a debtor has the option to assume or reject an unexpired lease within a certain period of time of filing for bankruptcy, but generally requires such assumption or rejection to be made in its entirety. Thus, a debtor cannot choose to keep the beneficial provisions of a contract while rejecting the burdensome ones; the contract must be assumed or rejected as a whole. However, where under applicable law a contract (even though it is contained in a single document) is determined to be divisible or severable into different agreements, or similarly, where a collection of documents is determined to constitute separate agreements instead of a single, integrated contract, then in those circumstances a debtor/trustee may be allowed to assume some of the divisible or separate agreements while rejecting the others. If the debtor has the ability, and chooses to assume, some of the divisible agreements while rejecting the other divisible agreement, or if a non-debtor tenant is unable to comply with the terms of an agreement, the Master Fund may be forced to modify the agreements in ways that are unfavorable to it.

Because real estate investments are relatively illiquid, the Master Fund may not be able to vary its portfolio in response to changes in economic and other conditions, which may result in losses to the Master Fund.
Many of the Master Fund’s investments will be illiquid. A variety of factors could make it difficult for the Master Fund to dispose of any of its assets on acceptable terms even if a disposition is in the best interests of the Master Fund Shareholders. The Master Fund cannot predict whether it will be able to sell any property for the price or on the terms set by it or whether any price or other terms offered by a prospective purchaser would be acceptable to the Master Fund. The Master Fund also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Certain properties may also be subject to transfer restrictions that materially restrict the Master Fund from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of financing that can be placed or repaid on that property. The Master Fund may be required to expend cash to correct defects or to make improvements before a property can be sold, and there can be no assurance that it will have cash available to correct those defects or to make those improvements. The Code also places limits on the Master Fund’s ability to sell certain properties held by the REIT Subsidiary.
Borrowers under certain of the Master Fund’s CRE debt investments may give their tenants or other persons similar rights with respect to the collateral. Similarly, the Master Fund may also determine to give its tenants a right of first refusal or similar options. Such rights could negatively affect the residual value or marketability of the property and impede the Master Fund’s ability to sell the collateral or the property.
As a result, the Master Fund’s ability to sell investments in response to changes in economic and other conditions could be limited. To the extent the Master Fund is unable to sell any property for its book value or at all, the Master Fund may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce the Master Fund’s earnings. Limitations on the Master Fund’s ability to respond to adverse changes in the performance of its investments may have a material adverse effect on the Master Fund’s business, financial condition and results of operations and the Master Fund’s ability to make distributions.
To the extent capital improvements are not undertaken, the ability of tenants to manage properties effectively and on favorable terms may be affected, which in turn could materially adversely affect the Master Fund’s business, financial conditions and results of operations and the Master Fund’s ability to make distributions.
To the extent capital improvements are not undertaken or are deferred, occupancy rates and the amount of rental and reimbursement income generated by the property may decline, which would negatively impact the overall value of the affected property. The Master Fund may be forced to incur unexpected significant expense to maintain properties. Any of these events could have a material adverse effect on the Master Fund’s business, financial condition and results of operations and the Master Fund’s ability to make distributions.
Environmental compliance costs and liabilities associated with properties or the Master Fund’s real estate-related investments may materially impair the value of the Master Fund’s investments and expose it to liability.
Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property, such as the Master Fund and tenants, may be liable in certain circumstances for the costs of investigation, removal or remediation of, or related releases of, certain hazardous or toxic substances, including materials containing asbestos, at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances, including government fines and damages for injuries to persons and adjacent property. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs it incurs in connection with the contamination. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and liability may be imposed on the owner in connection with the activities of a tenant at the property. The presence of contamination or the failure to remediate contamination may adversely affect the Master Fund’s or its tenants’ ability to sell or lease real estate, or to borrow using the real estate as collateral, which, in turn, could reduce the Master Fund’s revenues. The Master Fund, or its tenants, as owner of a site, including if the Master Fund takes ownership through foreclosure, may be liable under common law or otherwise to third parties for damages and injuries resulting from environmental contamination emanating from the site. The cost of any required investigation, remediation, removal, fines or personal or property damages and the Master Fund’s or its tenants’ liability could significantly exceed the value of the property without any limits.
The scope of the indemnification the Master Fund’s tenants may agree to provide the Master Fund may be limited. For instance, some of the Master Fund’s agreements with tenants may not require them to indemnify it for environmental liabilities arising before the tenant took possession of the premises. Further, there can be no assurance that any such tenant would be able to fulfill its indemnification obligations. If the Master Fund is deemed liable for any such environmental liabilities and is unable to seek recovery against its tenant, the Master Fund’s business, financial condition and results of operations could be materially and adversely affected.
Furthermore, the Master Fund may invest in real estate, or mortgage loans secured by real estate, with environmental problems that materially impair the value of the real estate. Even as a lender, if the Master Fund takes title to collateral with environmental problems or if other circumstances arise, the Master Fund could be subject to environmental liability. There are substantial risks associated with such an investment.
If the Master Fund enters into joint ventures, its joint venture partners could take actions that decrease the value of an investment to the Master Fund and lower the Master Fund’s overall return.
The Master Fund may in the future enter into joint ventures with third parties to make investments. The Master Fund may also make investments in partnerships or other co-ownership arrangements or participations. The Master Fund will not, however, invest in a joint venture in which Colony NorthStar, the Advisor or any of their directors or officers or any of their affiliated persons (as defined in the 1940 Act) has an interest except as permitted by the 1940 Act, including SEC interpretive positions, and with a determination of the Master Fund Board (including a majority of the Master Fund’s Independent Trustees) not otherwise interested in the transaction that such transaction is fair and reasonable to the Master Fund.
Such investments may involve risks not otherwise present with other methods of investment, including, for instance, the following risks:
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the joint venture partner in an investment could become insolvent or bankrupt;

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fraud or other misconduct by the joint venture partners;

•
the Master Fund may share decision-making authority with its joint venture partner regarding certain major decisions affecting the ownership of the joint venture and the joint venture property, such as the sale of the property or the making of additional capital contributions for the benefit of the property, which may prevent the Master Fund from taking actions that are opposed by its joint venture partner;

•
the joint venture partner may at any time have economic or business interests or goals that are or that become in conflict with the Master Fund’s business interests or goals, including, for instance, the operation of the properties;

•
the joint venture partners may be structured differently than the Master Fund for tax purposes and this could create conflicts of interest and risk to the Master Fund’s ability to qualify as a RIC for U.S. tax purposes;

•
the Master Fund may rely upon its joint venture partners to manage the day-to-day operations of the joint venture and underlying assets, as well as to prepare financial information for the joint venture and any failure to perform these obligations may have a negative impact on the Master Fund’s performance and results of operations;

•
the joint venture partner may experience a change of control, which could result in new management of the joint venture partner with less experience or conflicting interests to the Master Fund and be disruptive to the Master Fund’s business;

•
such joint venture partner may be in a position to take action contrary to the Master Fund’s instructions or requests or contrary to the Master Fund’s policies or objectives;

•
the terms of the joint ventures could restrict the Master Fund’s ability to sell or transfer its interest to a third party when it desires on advantageous terms, which could result in reduced liquidity;

•
the joint venture partners may not have sufficient personnel or appropriate levels of expertise to adequately support the Master Fund’s initiatives; and

•
to the extent it is permissible and approved for the Master Fund to partner with other Managed Companies, Colony NorthStar may have conflicts of interest that may not be resolved in the Master Fund’s favor.

Any of the above might subject the Master Fund to liabilities and thus reduce its returns on the investment with that joint venture partner. In addition, disagreements or disputes between the Master Fund and the joint venture partner could result in litigation, which could increase the Master Fund’s expenses and potentially limit the time and effort the Master Fund’s officers and trustees are able to devote to its business.
Further, in some instances, the Master Fund and/or its joint venture partner may have the right to trigger a buy-sell arrangement, which could cause the Master Fund to sell its interest, or acquire its partner’s interest, at a time when the Master Fund otherwise would not have initiated such a transaction. The Master Fund’s ability to acquire its partner’s interest may be limited if the Master Fund does not have sufficient cash, available borrowing capacity or other capital resources. In such event, the Master Fund may be forced to sell its interest in the joint venture when the Master Fund would otherwise prefer to retain it.
The Master Fund may make opportunistic investments that may involve asset classes and structures with which it has less familiarity, thereby increasing the Master Fund’s risk of loss.
The Master Fund may make opportunistic investments that may involve asset classes and structures with which it has less familiarity. When investing in asset classes with which it has limited or no prior experience, the Master Fund may not be successful in its diligence and underwriting efforts. The Master Fund may also be unsuccessful in preserving value, especially if conditions deteriorate and it may expose itself to unknown substantial risks. Furthermore, these assets could require additional management time and attention relative to assets with which the Master Fund is more familiar. All of these factors increase the Master Fund’s risk of loss.
The Master Fund will be subject to additional risks if it makes investments internationally.
The Master Fund may acquire real estate assets located outside of the United States and it may originate or acquire senior or subordinate loans made to borrowers located outside of the United States or secured by properties located outside of the United States. Based on current market conditions, the Master Fund does not intend for non-U.S. investments to be one of its principal investment strategies. Any international investments the Master Fund makes may be affected by factors peculiar to the laws of the jurisdiction in which the borrower or the property is located and these laws may expose the Master Fund to risks that are different from and/or in addition to those commonly found in the United States. The Master Fund may not be as familiar with the potential risks to its investments outside of the United States and the Master Fund may incur losses as a result.
Any international investments the Master Fund makes could be subject to the following risks:
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governmental laws, rules and policies, including laws relating to the foreign ownership of real property or mortgages and laws relating to the ability of foreign persons or corporations to remove profits earned from activities within the country to the person’s or corporation’s country of origin;

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translation and transaction risks relating to fluctuations in foreign currency exchange rates;

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adverse market conditions caused by inflation or other changes in national or local political and economic conditions;

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challenges of complying with a wide variety of foreign laws, including corporate governance, operations, taxes and litigation;

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changes in relative interest rates;

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changes in the availability, cost and terms of borrowings resulting from varying national economic policies;

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changes in real estate and other tax rates, the tax treatment of transaction structures and other changes in operating expenses in a particular country where the Master Fund has an investment;

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the Master Fund’s status as a RIC not being respected under foreign laws, in which case any income or gains from foreign sources would likely be subject to foreign taxes, withholding taxes, transfer taxes and value added taxes;

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lack of uniform accounting standards (including availability of information in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”));

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changes in land use and zoning laws;

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more stringent environmental laws or changes in such laws;

•
changes in the social stability or other political, economic or diplomatic developments in or affecting a country where the Master Fund has an investment;

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changes in applicable laws and regulations in the United States that affect foreign operations; and

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legal and logistical barriers to enforcing the Master Fund’s contractual rights in other countries, including insolvency regimes, landlord/tenant rights and ability to take possession of the collateral.

Certain of these risks may be greater in emerging markets and less developed countries, which may have less efficient and less liquid markets, creating greater price volatility and fluctuations in value. Each of these risks might adversely affect the Master Fund’s performance and impair its ability to make distributions to shareholders required to maintain the Master Fund’s RIC qualification. In addition, there is less publicly available information about foreign companies and a lack of uniform financial accounting standards and practices (including the availability of information in accordance with U.S. GAAP) which could impair the Master Fund’s ability to analyze transactions and receive timely and accurate financial information from tenants or borrowers necessary to meet its reporting obligations to financial institutions or governmental or regulatory agencies.
Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on investments in European companies, while austerity and other measures introduced to limit or contain these issues may themselves lead to economic contraction, which may result in adverse effects for the Master Fund.
The Master Fund may invest in companies from any geographic region; however, the Master Fund may invest in European companies and companies that may be affected by the Eurozone economy. Recent concerns regarding the sovereign debt of various Eurozone countries and proposals for investors to incur substantial write-downs and reductions in the face value of Greek sovereign debt have given rise to new concerns about sovereign defaults, the possibility that one or more countries might leave the EU or the Eurozone and various proposals, which are still under consideration and unclear in material respects, for support of affected countries and the Euro as a currency. The outcome of this situation cannot be predicted. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on investments by the Master Fund in European companies, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, customer and supply contracts denominated in Euro and wider economic disruption in markets served by those companies, while austerity and other measures introduced in order to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Master Fund. Legal uncertainty about the funding of Euro denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies in affected countries, could also have material adverse effects on the Master Fund.

The Master Fund may invest in a variety of CRE securities, including CMBS and other subordinate securities, which entail certain heightened risks.
The Master Fund may invest in a variety of CRE securities, including CMBS and other subordinate securities, subject to the first risk of loss if any losses are realized on the underlying mortgage loans. CMBS entitle the holders thereof to receive payments that depend primarily on the cash flow from a specified pool of commercial or multifamily mortgage loans. Consequently, CMBS and other CRE securities will be adversely affected by payment defaults, delinquencies and losses on the underlying mortgage loans, which increase during times of economic stress and uncertainty. Furthermore, if the rental and leasing markets deteriorate, including by decreasing occupancy rates and decreasing market rental rates, it could reduce cash flow from the mortgage loan pools underlying the CMBS investments that the Master Fund may make. The market for CRE securities is dependent upon liquidity for refinancing and may be negatively impacted by a slowdown in new issuance.
Additionally, CRE securities such as CMBS may be subject to particular risks, including lack of standardized terms and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. The value of CRE securities may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the CRE debt market as a whole. Additional risks may be presented by the type and use of a particular commercial property, as well as the general risks relating to the net operating income from and value of any commercial property. The exercise of remedies and successful realization of liquidation proceeds relating to CRE securities may be highly dependent upon the performance of the servicer or special servicer. Expenses of enforcing the underlying mortgage loan (including litigation expenses) and expenses of protecting the properties securing the loan may be substantial. Consequently, in the event of a default or loss on one or more loans contained in a securitization, the Master Fund may not recover a portion or all of its investment. Ratings for CRE securities can also adversely affect their value.
The Master Fund will be exposed to the various risks associated with investments in CMBS.
The Master Fund may invest in CMBS, which represent interests in pools of commercial mortgages that are principally secured by commercial properties. Mortgage loans on commercial properties often are structured so that a substantial portion of the loan principal is not amortized over the loan term but is payable at maturity (as a “balloon payment”), and repayment of a significant portion of loan principal thus often depends upon the future availability of real estate financing and/or upon the value and saleability of the real estate at the relevant time. Therefore, the unavailability of real estate financing may lead to default on the mortgage loan. Most commercial mortgage loans underlying CMBS are effectively nonrecourse obligations of the applicable borrowers, meaning that there is no recourse against a borrower’s assets other than the specific property encumbered as security. If borrowers are not able or willing to refinance or dispose of the encumbered property to pay the principal and interest owed on such mortgage loans, payments on the related CMBS (particularly subordinated classes of CMBS) will likely be adversely affected. The ultimate extent of the loss, if any, to the classes of CMBS may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed-in-lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property. Foreclosure can be costly and delayed by litigation and/or bankruptcy. Factors such as the property’s location, the legal status of title to the property, its physical condition and financial performance, environmental risks and governmental disclosure requirements with respect to the condition of the property may make a third-party unwilling to purchase the property at a foreclosure sale or to pay a price sufficient to satisfy the obligations with respect to the related CMBS. Revenues from the assets underlying a commercial mortgage loan and related CMBS may be retained by the borrower and/or used to make payments to others, maintain insurance coverage, pay taxes or pay maintenance costs. Such diverted revenues generally are not recoverable without a court-appointed receiver to control cash flow from the collateral. The holder of CMBS does not have a contractual relationship with the borrowers of the underlying commercial mortgage loans and typically has no right directly to enforce compliance by the borrowers with the terms of the loan agreements, nor any rights of set-off against the borrowers, nor will it have the right to object to certain changes to the underlying loan agreements, nor to move directly against the collateral supporting the related loans. CMBS investments are often less liquid, particularly in periods of stress, are generally more complex and less transparent, and may have more complicated tax profiles than traditional investments. The Master Fund may invest in subordinated classes of CMBS, which involve greater credit risk, tend to be less liquid and may be more difficult to value than senior classes of CMBS. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may substantially decrease the liquidity and value of subordinated CMBS, especially in a thinly traded market. Subordinated classes of CMBS may include lower-rated or unrated securities that are considered speculative with respect to the issuer’s continuing ability to pay principal and interest in accordance with their terms.
The Master Fund Board may change the Master Fund’s investment strategies, targeted investments and investment guidelines without shareholder consent.
The Master Fund Board may change the Master Fund’s investment strategies, targeted investments and investment guidelines at any time without the consent of Master Fund Shareholders, which could result in the Master Fund making investments that are different from, and possibly riskier than, the investments described in this prospectus. A change in the Master Fund’s targeted investments or investment guidelines may increase its exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of the Master Fund Shares and the Master Fund’s ability to make distributions to the Trust.
The Master Fund may invest in CDO notes, which may involve significant risks.
The Master Fund may invest in CDO notes which are multiple class securities secured by pools of assets, such as CMBS, mortgage loans, subordinate mortgage and mezzanine loans and REIT debt. Like typical securitization structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the CDO bonds. Like CMBS, CDO notes are affected by payments, defaults, delinquencies and losses on the underlying loans or securities. CDOs often have reinvestment periods that typically last for five years during which proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS where repayment of principal allows for redemption of bonds sequentially. To the extent the Master Fund may invest in the equity interest of a CDO, it will be entitled to all of the income generated by the CDO after the CDO pays all of the interest due on the senior securities and its expenses. However, there may be little or no income or principal available to the holders of CDO equity interests if defaults or losses on the underlying collateral exceed a certain amount. In that event, the value of the Master Fund’s investment in any equity interest of a CDO could decrease substantially. In addition, the equity interests of CDOs are illiquid and often must be held by a REIT and because they represent a leveraged investment in the CDO’s assets, the value of the equity interests will generally have greater fluctuations than the value of the underlying collateral.
A significant portion of the Master Fund’s investment portfolio will be recorded at fair value as determined in good faith by or under the direction of the Master Fund’s Board and, as a result, there will be uncertainty as to the value of the Master Fund’s investments.
Under the 1940 Act, the Master Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is often no public market for the Master Fund’s target investments. Many of the Master Fund’s investments are not exchange-traded, but are, instead, traded on a privately negotiated over-the-counter (“OTC”) secondary market for institutional investors. As a result, the Master Fund’s Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to the Valuation Committee. On a quarterly basis, or more frequently if necessary, the Master Fund’s audit committee reviews and the Master Fund Board ratifies the valuation determinations made by the Valuation Committee with respect to the Master Fund’s investments during the preceding period and evaluates whether such determinations were made in a manner consistent with the Master Fund’s valuation policies and procedures. Valuations of Master Fund investments will be disclosed quarterly in reports filed with the SEC. See “Determination of Net Asset Value.”
Certain factors that may be considered in determining the fair value of the Master Fund’s investments include actual or pending transactions or reorganizations, seniority in the capital structure, changes to business operations, rental income or expenses, third party data, dealer quotes for securities traded on the

OTC secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates and/or imperfect information, determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Due to this uncertainty, the Master Fund’s fair value determinations may cause the Master Fund’s NAV, and consequently the Trust’s NAV, on a given date to materially understate or overstate the value that it may ultimately realize upon the sale of one or more of its investments. For a description of the factors that may be considered when valuing the Master Fund’s CRE investments where a market price is not readily available, see “Determination of Net Asset Value — Investments where a market price is not readily available.”
The price the Master Fund pays for acquisitions of real property and the terms of its debt investments will be based on the Master Fund’s projections of market demand, occupancy and rental income, as well as on market factors, and the Master Fund’s return on its investment may be lower than expected if any of the Master Fund’s projections are inaccurate.
The price the Master Fund pays for real property investments and the terms of its debt investments will be based on the Master Fund’s projections of market demand, occupancy levels, rental income, the costs of any development, redevelopment or renovation of a property, borrower expertise and other factors. In addition, as the real estate market continues to strengthen with the improvement of the U.S. economy, the Master Fund will face increased competition, which may drive up prices for real estate assets or make loan origination terms less favorable to the Master Fund. If any of the Master Fund’s projections are inaccurate or it ascribes a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on the Master Fund’s investment may be lower than expected and could experience losses.
Risks Related to the Master Fund’s Financing Strategy
The Master Fund may be unable to obtain financing required to acquire or originate investments as contemplated in its business plan, which could compel it to restructure or abandon a particular acquisition or origination and harm its ability to make distributions.
The Master Fund expects to fund a portion of its investments with financing. The Master Fund’s business may be adversely affected by disruptions in the debt and equity capital markets and institutional lending market, including the lack of access to capital or prohibitively high costs of obtaining or replacing capital. Access to the capital markets and other sources of liquidity was severely disrupted during the credit crisis and, despite recent improvements, the markets could suffer another severe downturn and another liquidity crisis could emerge. There can be no assurance that any financing will be available to the Master Fund in the future on acceptable terms, if at all, or that it will be able to satisfy the conditions precedent required to use its credit facilities, if entered into, which could reduce the number, or alter the type, of investments that the Master Fund would make otherwise. This may reduce the Master Fund’s income. To the extent that financing proves to be unavailable when needed, the Master Fund may be compelled to modify its investment strategy to optimize the performance of the portfolio. Any failure to obtain financing could have a material adverse effect on the continued development or growth of the Master Fund’s business and harm the Master Fund’s ability to operate and make distributions.
The Master Fund may not successfully align the maturities of its liabilities with the maturities on its assets, which could harm the Master Fund’s operating results and financial condition.
The Master Fund’s general financing strategy is focused on the use of  “match-funded” structures. This means that the Master Fund will seek to align the maturities of its liabilities with the maturities on its assets in order to manage the risks of being forced to refinance its liabilities prior to the maturities of its assets. In addition, the Master Fund plans to match interest rates on its assets with like-kind borrowings, so fixed-rate investments are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. The Master Fund may fail to appropriately employ match-funded structures on favorable terms, or at all. The Master Fund may also determine not to pursue a fully match-funded strategy with respect to a portion of its financings for a variety of reasons. If the Master Fund fails to appropriately employ match-funded strategies or determines not to pursue such a strategy, its exposure to interest rate volatility and exposure to matching liabilities prior to the maturity of the corresponding asset may increase substantially which could harm the Master Fund’s operating results, liquidity and financial condition.
The Master Fund’s performance can be negatively affected by fluctuations in interest rates and shifts in the yield curve may cause losses.
The Master Fund’s financial performance will be influenced by changes in interest rates; in particular, such changes may affect the Master Fund’s CRE securities, floating-rate borrowings and CRE debt to the extent such debt does not float as a result of floors or otherwise. Changes in interest rates, including changes in expected interest rates or “yield curves,” affect the Master Fund’s business in a number of ways. Changes in the general level of interest rates can affect the Master Fund’s net interest income, which is the difference between the interest income earned on the Master Fund’s interest-earning assets and the interest expense incurred in connection with its interest-bearing borrowings and hedges. Changes in the level of interest rates also can affect, among other things, the Master Fund’s ability to acquire CRE securities, acquire or originate CRE debt at attractive prices and enter into hedging transactions. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond its control. The interest rate increase on December 16, 2015 by the U.S. Federal Reserve, the first such increase since 2006, to a range of 0.25% to 0.50% may impact the Master Fund as described above. If market interest rates increase further in the future, the interest rate on any variable rate borrowings will increase and will create higher debt service requirements, which would adversely affect the Master Fund’s cash flow and could adversely impact the Master Fund’s results of operations.
Interest rate changes may also impact the Master Fund’s net book value as CRE securities and hedge derivatives, if any, are marked to market each quarter. Generally, as interest rates increase, the value of the Master Fund’s fixed rate securities decreases, which will decrease the book value of the Master Fund’s equity.
Furthermore, shifts in the U.S. Treasury yield curve reflecting an increase in interest rates would also affect the yield required on the Master Fund’s CRE securities and therefore their value. For instance, increasing interest rates would reduce the value of the fixed rate assets the Master Fund holds at the time because the higher yields required by increased interest rates result in lower market prices on existing fixed rate assets in order to adjust the yield upward to meet the market and vice versa. This would have similar effects on the Master Fund’s CRE securities portfolio and the Master Fund’s financial position and operations as a change in interest rates generally.
In a period of rising interest rates, the Master Fund’s interest expense could increase while the interest it earns on its fixed-rate assets or LIBOR capped floating rate assets would not change, which would adversely affect the Master Fund’s profitability.
The Master Fund’s operating results will depend in large part on differences between the income from the Master Fund’s assets less its operating costs, reduced by any credit losses and financing costs. Income from the Master Fund’s assets may respond more slowly to interest rate fluctuations than the cost of its borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence the Master Fund’s net income. Increases in these rates may decrease the Master Fund’s net income and fair value of the Master Fund’s assets. Interest rate fluctuations resulting in the Master Fund’s interest expense exceeding the income from the Master Fund’s assets would result in operating losses for the Master Fund and may limit the Master Fund’s ability to make distributions. In addition, if the Master Fund needs to repay existing borrowings during periods of rising interest rates, it could be required to liquidate one or more of its investments at times that may not permit realization of the maximum return on those investments, which would adversely affect the Master Fund’s profitability.

Hedging against interest rate and currency exposure may adversely affect the Master Fund’s earnings, limit its gains or result in losses, which could adversely affect cash available for distribution.
The Master Fund may enter into swap, cap or floor agreements or pursue other interest rate or currency hedging strategies, to the extent permitted by the 1940 Act. The Master Fund’s hedging activity will vary in scope based on interest rate levels, currency exposure, the type of investments held and other changing market conditions. Interest rate and/or currency hedging may fail to protect or could adversely affect the Master Fund because, among other things:
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interest rate and/or currency hedging can be expensive, particularly during periods of rising and volatile interest rates;

•
available interest rate and/or currency hedging may not correspond directly with the risk for which protection is sought;

•
the duration of the hedge may not match the duration of the related liability or asset;

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the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs the Master Fund’s ability to sell or assign its side of the hedging transaction;

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the counterparties with which the Master Fund trade may cease making markets and quoting prices in such instruments, which may render the Master Fund unable to enter into an offsetting transaction with respect to an open position;

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the party owing money in the hedging transaction may default on its obligation to pay; and

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the Master Fund may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity the Master Fund engages in may adversely affect the Master Fund’s earnings, which could adversely affect cash available for distribution. Therefore, while the Master Fund may enter into such transactions to seek to reduce interest rate and/or currency risks, unanticipated changes in interest rates or exchange rates may result in poorer overall investment performance than if the Master Fund had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, the Master Fund may not be able to establish a perfect correlation between hedging instruments and the investments being hedged. Any such imperfect correlation may prevent the Master Fund from achieving the intended hedge and expose it to risk of loss.
Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearinghouse or regulated by any U.S. or foreign governmental authorities and involve risks and costs.
The cost of using hedging instruments increases as the period covered by the instrument lengthens and during periods of rising and volatile interest rates. The Master Fund may increase its hedging activity and thus increase its hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no regulatory or statutory requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom the Master Fund enters into a hedging transaction will most likely result in a default. Default by a party with whom the Master Fund enters into a hedging transaction may result in the loss of unrealized profits and force the Master Fund to cover its resale commitments, if any, at the then-current market price. It may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and the Master Fund may not be able to enter into an offsetting contract in order to cover its risk. There can be no assurance that a liquid secondary market will exist for hedging instruments purchased or sold, and the Master Fund may be required to maintain a position until exercise or expiration, which could result in losses.

The Master Fund may use short-term borrowings to finance its investments and it may need to use such borrowings for extended periods of time to the extent it is unable to access long-term financing. This may expose the Master Fund to increased risks associated with decreases in the fair value of the underlying collateral, which could have an adverse impact on the Master Fund’s results of operations.
While the Master Fund expects to seek non-recourse, non-mark-to-market, long-term financing through securitization financing transactions or other structures, such financing may be unavailable to it on favorable terms or at all. Consequently, the Master Fund may be dependent on short-term financing arrangements that are not matched in duration to its financial assets. Short-term borrowing through repurchase arrangements, credit facilities and other types of borrowings may put the Master Fund’s assets and financial condition at risk. Any such short-term financing may also be recourse to the Master Fund, which will increase the risk of its investments. The Master Fund’s financing structures may economically resemble short-term, floating-rate financing and usually require the maintenance of specific loan-to-collateral value ratios and other covenants. In the event that the Master Fund is unable to meet the collateral obligations for its short-term financing arrangements, the Master Fund’s financial condition could deteriorate rapidly.
The Master Fund may use leverage in connection with its investments, which may increase the risk of loss associated with its investments.
The Master Fund may finance the origination and acquisition of a portion of its investments with credit facilities, securitization financing transactions and other term borrowings, which may include repurchase agreements. The use of leverage may substantially increase the risk of loss. The Master Fund’s ability to execute this strategy depends on various conditions in the financing markets that are beyond its control, including liquidity and credit spreads. The Master Fund may be unable to obtain financing on favorable terms or, with respect to its investments, on terms that parallel the maturities of the debt originated or acquired, if it is able to obtain financing at all. If this strategy will not be viable, the Master Fund will have to find alternative forms of long-term financing for its assets, as secured revolving credit facilities and repurchase agreements may not accommodate long-term financing. This could subject the Master Fund to more restrictive recourse borrowings and the risk that debt service on less efficient forms of financing would require a larger portion of the Master Fund’s cash flow, thereby reducing cash available for distribution to the Trust, for the Master Fund’s operations and for future business opportunities.
The Master Fund may also seek securitization financing transactions with respect to some of its investments but it may be unable to do so on favorable terms, if at all. If alternative financing is not available on favorable terms, or at all, the Master Fund may have to liquidate assets at unfavorable prices to pay off such financing. The return on the Master Fund’s investments and cash available for distribution may be reduced to the extent that changes in market conditions cause the cost of the Master Fund’s financing to increase relative to the earnings that it can derive from the assets it originates or acquires.
Short-term borrowing through repurchase agreements, credit facilities and other borrowings may put the Master Fund’s assets and financial condition at risk. Repurchase agreements economically resemble short-term, floating-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the fair value of the assets subject to a repurchase agreement decline, the Master Fund may be required to provide additional collateral or make cash payments to maintain the loan-to-collateral value ratio. If the Master Fund is unable to provide such collateral or cash repayments, it may lose its economic interest in the underlying assets. Further, such borrowings may require the Master Fund to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow the Master Fund to satisfy its collateral obligations. These facilities may be restricted to financing certain types of assets, such as first mortgage loans, which could impact the Master Fund’s asset allocation. In addition, such short-term borrowing facilities may limit the length of time that any given asset may be used as eligible collateral. As a result, the Master Fund may not be able to leverage its assets as fully as it would choose, which could reduce the Master Fund’s return on assets. In the event that the Master Fund is unable to meet these collateral obligations, the Master Fund’s financial condition could deteriorate rapidly.

The 1940 Act will limit the extent to which the Master Fund may use borrowings and “uncovered” transactions that may give rise to a form of leverage.
The Master Fund anticipates using leverage, which will magnify investment, market and certain other risks. The Master Fund may use leverage directly at the Master Fund level which will create exposure to such leverage indirectly at the Trust level. While such implicit leverage will not constitute actual borrowing of the Trust for purposes of the 1940 Act, in an effort to mitigate the overall risk of leverage, the Trust does not intend to incur additional direct long-term leverage at the Trust level, but may use leverage for short-term purposes. Since the Trust generally may not withdraw from the Master Fund, the Trust’s level of implicit leverage from its indirect investment in the Master Fund cannot be controlled. This may constrain the Trust’s ability to utilize additional direct leverage at the Trust level. Leverage involves risks and special considerations for holders of the Shares, including the likelihood of greater volatility of net asset value and market price of the common shares of the Master Fund than a comparable portfolio without leverage; the risk that fluctuations in interest rates on borrowings and short-term debt or in the dividend rates on any preferred shares that the Master Fund may pay will reduce the return to shareholders or will result in fluctuations in the distributions paid on the common shares; and the effect of leverage in a declining market, which is likely to cause a greater decline in the net asset value of the common shares than if the Master Fund were not leveraged.
As a closed-end investment company registered with the SEC, the Master Fund is subject to the federal securities laws, including the 1940 Act, the rules thereunder, and various SEC and SEC staff interpretive positions. In accordance with these laws, rules and positions, the Master Fund may “set aside” liquid assets (often referred to as “asset segregation”), or engage in other SEC- or staff-approved measures, to “cover” open positions with respect to certain portfolio management techniques, such as engaging in reverse repurchase agreements, dollar rolls, entering into credit default swaps or futures contracts, or purchasing securities on a when-issued or delayed delivery basis, that may be considered senior securities under the 1940 Act. The Master Fund intends to cover its derivative positions by maintaining an amount of cash or liquid securities in a segregated account equal to the face value of those positions and by offsetting derivative positions against one another or against other assets to manage the effective market exposure resulting from derivatives in its portfolio. To the extent that the Master Fund does not segregate liquid assets or otherwise cover its obligations under such transactions, such transactions will be treated as senior securities representing indebtedness for purposes of the requirement under the 1940 Act that the Master Fund may not enter into any such transactions if the Master Fund’s borrowings would thereby exceed 33 1∕3% of its total assets, less all liabilities and indebtedness of the Master Fund not represented by senior securities. However, these transactions, even if covered, may represent a form of economic leverage and will create risks. In addition, these segregation and coverage requirements could result in the Master Fund maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and cover requirements will not limit or offset losses on related positions.
In addition to any indebtedness incurred by the Master Fund, the special purpose vehicles that are wholly owned by the Master Fund or any subsidiary of the Master Fund, including the REIT Subsidiary, may also utilize leverage, including by mortgaging properties held by the special purpose vehicles, or by acquiring property with existing debt. Any such borrowings will generally be the sole obligation of each respective special purpose vehicle, without any recourse to any other special purpose vehicle, the REIT Subsidiary, the Master Fund, the Trust or its assets, and the Master Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless the financial statements of the special purpose vehicle, or the subsidiary of the Master Fund that owns such special purpose vehicle, will be consolidated in accordance with Regulation S-X and other accounting rules. If cash flow is insufficient to pay principal and interest on a special purpose vehicle’s borrowings, a default could occur, ultimately resulting in foreclosure of any security instrument securing the debt and a complete loss of the investment, which could result in losses to the REIT Subsidiary and, therefore, to the Master Fund and the Trust.
To the extent that subsidiaries of the Master Fund, including the REIT Subsidiary, directly incur leverage in the form of debt (as opposed to non-recourse borrowings made through special purpose vehicles), the amount of such recourse leverage used by the Master Fund and such subsidiaries, including the REIT Subsidiary, will be consolidated and treated as senior securities for purposes of complying with the 1940 Act’s limitations on leverage by the Master Fund. Accordingly, it is the Master Fund’s present intention to utilize leverage through debt or borrowings in an amount not to exceed 33 1∕3% of the Master Fund’s total assets (i.e., maintain 300% asset coverage), less the amount of any direct debt or borrowing by subsidiaries of the Master Fund, including the REIT Subsidiary, if any. Because the REIT Subsidiary’s preferred shares represent a small amount of leverage by the REIT Subsidiary, such leverage will also be consolidated for purposes of complying with the 1940 Act’s limitations on the Master Fund’s ability to issue preferred shares.
Credit facilities may contain recourse obligations and any default could materially adversely affect the Master Fund’s business, liquidity and financial condition.
The Master Fund may finance certain of its CRE investments through the use of repurchase agreements with one or more financial institutions. Obligations under certain repurchase agreements could be recourse obligations to the Master Fund and any default thereunder could result in margin calls and further force a liquidation of assets at times when the pricing may be unfavorable to the Master Fund. The Master Fund’s default under such repurchase agreements could negatively impact the Master Fund’s business, liquidity and financial condition.
The Master Fund may enter into a variety of arrangements to finance its investments, which may require it to provide additional collateral and significantly impact the Master Fund’s liquidity position.
The Master Fund may use a variety of structures to finance its investments. To the extent these financing arrangements contain mark-to-market provisions, if the market value of the investments pledged by the Master Fund declines due to credit quality deterioration, it may be required by its lenders to provide additional collateral or pay down a portion of its borrowings. In a weakening economic environment, the Master Fund would generally expect credit quality and the value of the investment that serves as collateral for its financing arrangements to decline, and in such a scenario, it is likely that the terms of its financing arrangements would require partial repayment from it, which could be substantial. Posting additional collateral to support its financing arrangements could significantly reduce the Master Fund’s liquidity and limit its ability to leverage its assets. In the event the Master Fund does not have sufficient liquidity to meet such requirements, its lenders can accelerate its borrowings, which could have a material adverse effect on the Master Fund’s business and operations.
Lenders may require the Master Fund to enter into restrictive covenants relating to its operations, which could limit the Master Fund’s ability to make distributions.
When providing financing, a lender may impose restrictions on the Master Fund that affect its distribution and operating policies and its ability to incur additional borrowings. Financing arrangements that the Master Fund may enter into may contain covenants that limit its ability to further incur borrowings and restrict distributions to the Trust or that prohibit it from discontinuing insurance coverage or replacing the Advisor. Credit facilities the Master Fund may enter into may contain financial covenants, including a minimum unrestricted cash covenant. These or other limitations would decrease the Master Fund’s operating flexibility and its ability to achieve its operating objectives, including making distributions.
Risks Related to the Advisor and Its Affiliates
The Advisor and its affiliates, including the Master Fund’s officers and some of its trustees, will face conflicts of interest caused by compensation arrangements with the Master Fund and its affiliates, which could result in actions that are not in the best interests of the Shareholders of the Master Fund.
The Advisor and its affiliates will receive substantial fees, directly or indirectly, from the Master Fund in return for their services, and these fees could influence the advice provided to the Master Fund. Among other matters, the compensation arrangements could affect their judgment with respect to offerings of equity by the Master Fund, which allows NorthStar Securities to earn additional fees, and the Advisor to earn increased asset management fees. In addition, the decision to utilize leverage will increase the Master Fund’s assets and, as a result, may increase the amount of income incentive fees payable to the Advisor.

Additionally, employees of Colony NorthStar may in the future have portions of their individual compensation arrangements tied to the performance of the Trust and/or the Master Fund. This may cause such individuals to recommend or approve riskier investments or rely more on leverage than would otherwise by the case.
The Master Fund may be obligated to pay the Advisor incentive compensation even if the Master Fund incurs a net loss due to a decline in the value of its portfolio.
The Master Fund Advisory Agreement entitles the Advisor to receive incentive compensation on income regardless of any capital losses. In such case, the Master Fund may be required to pay the Advisor incentive compensation for a fiscal quarter even if there is a decline in the value of the Master Fund’s portfolio or if the Master Fund incurs a net loss for that quarter.
Any incentive fee payable by the Master Fund that relates to its net investment income may be computed and paid on income that may include interest that has been accrued, but not yet received. If an investment defaults and was structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Advisor is not under any obligation to reimburse the Master Fund or the Trust for any part of the incentive fee it received that was based on accrued income that the Master Fund never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in the Master Fund paying a incentive fee on income it never received.
The incentive fee may induce the Advisor to make and recommend speculative investments or to incur leverage.
The incentive fee received directly or indirectly by the Advisor from the Master Fund may create an incentive for them to make investments on the Master Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to the Advisor is determined may encourage it to use leverage to increase the return on the Master Fund’s investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of the Master Fund Shares. Such a practice could result in the Master Fund investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns, and which may reduce the amount of cash flow available for distribution by the Master Fund to the Trust.
The Advisor’s platform may not be as scalable as the Master Fund anticipates and the Master Fund could face difficulties growing its business without significant new investment in personnel and infrastructure.
If the Master Fund’s business grows substantially, the Advisor may need to make significant new investments in personnel and infrastructure to support that growth. The Advisor may be unable to make significant investments on a timely basis or at reasonable costs and its failure in this regard could disrupt the Trust and the Master Fund’s business and operations.
If the Advisor’s portfolio management systems are ineffective, the Master Fund may be exposed to material unanticipated losses.
The Advisor will refine its portfolio management techniques, strategies and assessment methods. However, the Advisor’s portfolio management techniques and strategies may not fully mitigate the risk exposure of the Master Fund’s operations in all economic or market environments, or against all types of risk, including risks that the Master Fund might fail to identify or anticipate. Any failures in the Advisor’s portfolio management techniques and strategies to accurately quantify such risk exposure could limit the Master Fund’s ability to manage risks in its operations or to seek adequate risk adjusted returns and could result in losses.
Colony NorthStar, an affiliate of the Advisor, faces risks different from those previously faced by NSAM, Colony and NorthStar Realty, which may affect its management of the Trust.
The business of Colony NorthStar, an affiliate of the Advisor, differs from that of NSAM, Colony and NorthStar Realty, and, accordingly, the results of operations and financial condition of Colony NorthStar may be affected by factors different from those that affected NSAM’s, Colony’s or NorthStar Realty’s results of operations and financial condition prior to the Mergers, and such new factors may create new or increased risks in operations of Colony NorthStar and subsequently, adversely affect the management of the Trust. Examples of new or increased risks Colony NorthStar faces, which may impact the management of the Trust, include:
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a large increase in the amount of assets under management and a diversification of types of assets under management, which may create risks related to scaling and combining of the platforms necessary to effectively manage the combined assets of the Managed Companies, the Trust and the Master Fund;

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additional conflicts between and among the Managed Companies and the other clients of Colony NorthStar, which may not be resolved in the Master Fund’s and Trust’s favor;

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certain Managed Companies may compete for investment opportunities allocated by Colony NorthStar and may adversely impact the extent of opportunities allocated to the Master Fund and the Trust; and

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Colony NorthStar’s larger and newly combined team of management and employees may require time to become fully effective and may not be able to achieve its anticipated synergies, which may impact the management of the Master Fund and the Trust.

Colony NorthStar will be subject to business uncertainties and certain operation restrictions following the Mergers.
Uncertainty about the effect of the Mergers on employees, clients and business of Colony NorthStar may have an adverse effect on Colony NorthStar and subsequently, the Trust and the Managed Companies following the Mergers. These uncertainties could disrupt Colony NorthStar’s business and impair its ability to attract, retain and motivate key personnel, and cause clients and others that deal with Colony NorthStar to seek to change existing business relationships, cease doing business with Colony NorthStar or cause potential new clients to delay doing business with Colony NorthStar. Retention and motivation of certain employees may be challenging due to the uncertainty and difficulty of integration or a desire not to remain with Colony NorthStar. As a result of the foregoing, management of the Trust may be adversely affected.
Risks Related to the Trust and the Master Fund
Any adverse changes in Colony NorthStar’s financial health, the public perception of Colony NorthStar, or the Trust’s and the Master Fund’s relationship with Colony NorthStar or its affiliates could hinder the Master Fund’s operating performance and the return on the Shares.
The Master Fund will engage the Advisor to manage its operations and its portfolio of CRE debt, securities and equity investments. The Master Fund’s ability to achieve its investment objectives and to pay distributions is dependent upon the performance of Colony NorthStar and its affiliates as well as the investment professionals of Colony NorthStar and its affiliates in the identification, origination or acquisition of investments, the determination of any financing arrangements, the management of the Master Fund’s assets and operation of its day-to-day activities.
Because Colony NorthStar is publicly-traded, any negative reaction by the stock market reflected in its stock price or deterioration in the public perception of Colony NorthStar could result in an adverse effect on fundraising in the offering and the Master Fund’s ability to acquire assets and obtain financing from third parties on favorable terms. Any adverse changes in Colony NorthStar’s financial condition or the Trust’s and the Master Fund’s relationship with Colony NorthStar could hinder the Advisor’s ability to successfully manage the Master Fund’s operations and its portfolio of investments. In addition, NSAM FV has agreed to purchase, either directly or through one or more of its affiliates, up to an aggregate of  $10.0 million in Master Fund Shares, of which $2.0 million was contributed by an affiliate of Colony NorthStar to the Master Fund as the Seed Capital Investment, under certain circumstances in which the Trust’s cash distributions exceed the Master Fund’s net investment income in order to provide additional cash to support distributions to Shareholders until the earlier of  (a) two (2) years from the date the Trust, or another investment company registered under the 1940 Act which has a principal investment strategy of investing substantially all of its assets in the Master Fund commences an offering, or (b) the date upon which neither the Advisor nor any of its affiliates is serving as the Master Fund’s investment adviser. NSAM FV will have no obligation to extend the Distribution Support Agreement and may determine not to do so. If NSAM FV cannot satisfy this commitment to the Master Fund or otherwise breaches this commitment to the Master Fund, the Master Fund and, consequently, the Trust would not have this source of capital available to them and the Master Fund’s and Trust’s ability to pay distributions to Master Fund Shareholders and the Shareholders, respectively, would be adversely impacted.
The Trust and Master Fund are dependent upon the officers, directors and/or managers of Colony NorthStar and its affiliates for their future success and upon the Advisor’s access to such individuals pursuant to the Advisor Staffing Agreement. If the Advisor was to lose access to these investment professionals, the Trust and Master Fund’s ability to achieve their investment objectives could be materially affected.
Colony NorthStar and its affiliates may determine not to provide assistance, personnel support or other resources to the Advisor, the Trust or the Master Fund, which could impact the Trust’s and Master Fund’s ability to achieve its investment objectives and pay distributions. The Advisor, the Trust and the Master Fund rely on the personnel of Colony NorthStar and its affiliates and other support for the purposes of originating, acquiring and managing the Trust’s and Master Fund’s investment portfolio. Colony NorthStar, however, may determine not to provide assistance to the Advisor, the Trust or the Master Fund and terminate the Advisor Staffing Agreement. Consequently, if Colony NorthStar and its professionals determine not to provide the Advisor, Trust or the Master Fund with any assistance or other resources and terminate the Advisor Staffing Agreement, the Trust and Master Fund may not achieve the same success that they would expect to achieve with such assistance, personnel support and resources.
The Advisor or its affiliates have no prior experience managing a registered closed-end management investment company or a RIC.
While members of the Advisor’s experienced executive team have significant experience investing in the Master Fund’s target securities, the Advisor is a new entity and has no investment advisory experience, including no experience managing a registered closed-end management investment company or a RIC. Therefore, the Advisor may not be able to successfully operate the Trust’s and Master Fund’s business or achieve their investment objectives. As a result, an investment in the Shares may entail more risk than the shares of a comparable company with a substantial operating history.
The 1940 Act and the Code impose numerous constraints on the operations of registered closed-end management investment companies and RICs that do not apply to the other types of investment vehicles. Moreover, qualification for RIC tax treatment under subchapter M of the Code requires satisfaction of source-of income, diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent the Trust or the Master Fund from qualifying as a RIC or could force the Trust or the Master Fund to pay unexpected taxes and penalties, which could be material. The Advisor’s and Colony NorthStar’s and its affiliates’ lack of experience in managing a portfolio of assets under such constraints may hinder the Master Fund’s ability to take advantage of attractive investment opportunities and, as a result, achieve the Trust’s and the Master Fund’s investment objectives.
Neither the Trust nor the Master Fund own the NorthStar name, but has been granted a license by Colony NorthStar to use the NorthStar name. Use of the name by other parties or the termination of this license may materially adversely affect the Master Fund’s business, financial condition and results of operations and the ability to make distributions.
Pursuant to the Trust Advisory Agreement and the Master Fund Advisory Agreement, respectively, the Trust and the Master Fund has been granted a non-exclusive, royalty-free license to use the name “NorthStar.” Under these licenses, the Trust and the Master Fund each will have a right to use the “NorthStar” name as long as the Advisor continues to advise the Trust and the Master Fund, respectively. Colony NorthStar will retain the right to continue using the “NorthStar” name. The Trust and the Master Fund will be unable to preclude Colony NorthStar from licensing or transferring the ownership of the “NorthStar” name to third parties, some of whom may compete against the Master Fund. Consequently, the Trust and the Master Fund will be unable to prevent any damage to the goodwill associated with their names that may occur as a result of the activities of Colony NorthStar or others related to the use of the name. Furthermore, in the event the license is terminated, the Trust and the Master Fund will be required to change their names and cease using the “NorthStar” name. Furthermore, “NorthStar” is commonly used and Colony NorthStar’s right to use the name could be challenged, which could be expensive and disruptive with an uncertain outcome. Any of these events could disrupt the Trust’s and Fund’s recognition in the market place, damage any goodwill they may have generated and may materially adversely affect their business, financial condition and results of operations and their ability to make distributions.
A Shareholder may be more likely to sustain a loss on his, her or its investment because Colony NorthStar does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.
Colony NorthStar and its affiliates have only invested the statutorily required amount in the Trust. Therefore, if the Trust is successful in raising enough proceeds to be able to reimburse Colony NorthStar for the Trust’s organization and offering costs, Colony NorthStar will have limited exposure to loss in the value of the Shares. Without this exposure, a Shareholder may be at a greater risk of loss because Colony NorthStar does not have as much to lose from a decrease in the value of the Shares as do those sponsors who make more significant equity investments in their companies.
The Master Fund will be highly dependent on information systems and systems failures could significantly disrupt its business.
As a diversified CRE company, the Master Fund’s business will be highly dependent on information technology systems, including systems provided by the Advisor and third parties for which the Master Fund has no control. Any failure or interruption of the Master Fund’s systems could cause delays or other problems in its activities, which could have a material adverse effect on the Master Fund’s financial performance. Potential sources for disruption, damage or failure of the Master Fund’s information technology systems include, without limitation, computer viruses, security breaches, human error, cyber attacks, natural disasters and defects in design.
The use of estimates and valuations may be different from actual results, which could have a material effect on the Master Fund’s consolidated financial statements.
The Master Fund and Master Fund Board will make various estimates that affect reported amounts and disclosures. Broadly, those estimates will be used in measuring the fair value of certain financial instruments, establishing provision for loan losses and potential litigation liability. Market volatility may make it difficult to determine the fair value for certain of the Master Fund’s assets and liabilities. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the values of these financial instruments in future periods. In addition, at the time of any sales and settlements of these assets and liabilities, the price the Master Fund ultimately realizes will depend on the demand and liquidity in the market at that time for that particular type of asset and may be materially lower than its estimate of the current fair value. Estimates are based on available information and judgment. Therefore, actual values and results could differ from the Master Fund’s and Master Fund Board’s estimates and that difference could have a material adverse effect on the Master Fund’s consolidated financial statements.
The Trust’s distribution policies are subject to change.
The Trust expects to pay distributions to Shareholders using distributions received from the Master Fund, net of any Trust operating expenses. The Master Fund Board will determine an appropriate distribution on Master Fund Shares based upon numerous factors, including a targeted distribution rate, RIC qualification requirements, the amount of cash flow generated from operations, availability of existing cash balances, the Master Fund’s borrowing capacity under any credit agreements, access to cash in the capital markets and other financing sources, the Master Fund’s view of its ability to realize gains in the future through appreciation in the value of its assets, general economic conditions and economic conditions that more specifically impact the Master Fund’s business or prospects. Distribution levels are subject to adjustment based upon any one or more of the risk factors set forth in this prospectus, as well as other factors that the Master Fund Board may, from time-to-time, deem relevant to consider when determining an appropriate distribution.
The Master Fund may not be able to make distributions.
The Master Fund’s ability to generate income and to make distributions may be adversely affected by the risks described in this prospectus and any document filed with the SEC under the Exchange Act. All distributions will be made at the discretion of the Master Fund Board, subject to applicable law, and depend on the Master Fund’s earnings, its financial condition, maintenance of its RIC qualification and such other factors as the Master Fund Board may deem relevant from time-to-time. The Master Fund may not be able to make any distributions.
If the fiduciaries fail to meet the fiduciary and other standards under the Employment Retirement Income Security Act, or ERISA, or the Code, as a result of an investment in the Shares, they could be subject to criminal and civil penalties.
Special considerations apply to the purchase of Shares by employee benefit plans subject to the fiduciary rules of Title I of the ERISA, including pension or profit sharing plans and entities that hold assets of such plans, or ERISA Plans, and plans and accounts that are not subject to ERISA, but are subject to the prohibited transaction rules of Section 4975 of the Code, including IRAs, Keogh Plans, and medical savings accounts (collectively, we refer to ERISA Plans and plans subject to Section 4975 of the Code as “Benefit Plans”). Each fiduciary or other person responsible for the investment of the assets of a Benefit Plan should consult with their own counsel and satisfy themselves that:
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the investment is consistent with the fiduciary obligations under ERISA and the Code or any other applicable governing authority in the case of a government plan;

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the investment is made in accordance with the documents and instruments governing the Benefit Plan;

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the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other applicable provisions of ERISA and the Code;

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the investment will not impair the liquidity of the Benefit Plan;

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the investment will not unintentionally produce unrelated business taxable income for the Benefit Plan;

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the investor will be able to value the assets of the Benefit Plan annually in accordance with the applicable provisions of ERISA and the Code; and

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the investment will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Fiduciaries may be held personally liable under ERISA for losses as a result of failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA. In addition, if an investment in the Shares constitutes a non-exempt prohibited transaction under ERISA or the Code, the fiduciary of the Benefit Plan who authorized or directed the investment may be subject to imposition of excise taxes with respect to the amount invested and an IRA investment in the Shares may lose its tax-exempt status.
Governmental plans, church plans and foreign plans that are not subject to ERISA or the prohibited transaction rules of the Code, may be subject to similar restrictions under other laws. Plan fiduciaries making an investment in our shares on behalf of such a plan should satisfy themselves that an investment in the Shares satisfies both applicable law and is permitted by the governing plan documents.
Because the Trust is registered an as investment company under the 1940 Act, the underlying assets of the Trust should not be considered to be “plan assets” of any Benefit Plan investing in the Trust for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Trust, the Master Fund or the Advisor should be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Benefit Plan that becomes a Shareholder, solely as a result of the Benefit Plan’s investment in the Trust.
Payment of fees to the Advisor and its affiliates will reduce cash available for investment and distribution and will increase the risk that a Shareholder will not be able to recover the amount of its investment in the Shares.
The Advisor and its affiliates will perform services for the Master Fund in connection with the selection, acquisition, origination, management and administration of its investments. The Master Fund will pay them substantial fees for these services, which will result in immediate dilution to the value of the

Shares and will reduce the value of cash available for investment or distribution. The Master Fund may increase the compensation it pays to the Advisor subject to approval by the Master Fund Board and other limitations in the Master Fund’s declaration of trust, which would further dilute an investment in the Shares and the amount of cash available for investment or distribution.
Therefore, these fees increase the risk that the amount available for distribution upon a liquidation of the Master Fund’s portfolio would be less than the purchase price of the Shares in this offering. These substantial fees and other payments also increase the risk that the Trust will not be able to resell its Master Fund Shares at a profit, even if the Master Fund Shares are listed on a national securities exchange.
The Advisor may not be successful, or there may be delays, in locating suitable investments, which could limit the Master Fund’s ability to make distributions and lower the overall return on the Shares.
The Master Fund will rely upon the Advisor or its affiliates, which will use Colony NorthStar’s investment professionals, including Daniel R. Gilbert, Richard B. Saltzman, Mark M. Hedstrom, Kevin P. Traenkle, Robert C. Gatenio, Brett S. Klein and Sujan S. Patel, to identify suitable investments. The other Managed Companies may also rely on Thomas J. Barrack, Jr., David T. Hamamoto, Darren J. Tangen, Ronald M. Sanders and Neale W. Redington for their expertise. The Advisor may not be successful in locating suitable investments on financially attractive terms, and the Master Fund may not achieve its objectives. If the Master Fund, through the Advisor, is unable to find suitable investments promptly, the Master Fund may hold the proceeds from the offering in an interest-bearing account or invest the proceeds in short-term assets. The Master Fund expects that the income it earns on these temporary investments will not be substantial. Further, the Master Fund may use the principal amount of these investments, and any returns generated on these investments, to pay for fees and expenses in connection with the Master Fund’s operation and with distributions. Therefore, delays in investing proceeds the Master Fund’s receives from the amounts raised by the Trust from this offering could impact the Master Fund’s ability to generate cash flow for distributions or to achieve its investment objectives.
The Advisor may acquire assets where the returns are substantially below expectations or which result in net losses. In the event the Master Fund is unable to timely locate suitable investments, the Master Fund may be unable or limited in its ability to pay distributions and the Master Fund may not be able to meet its investment objectives. The Advisor’s or its affiliates’ investment professionals, face competing demands upon their time, including in instances when the Master Fund has capital ready for investment and consequently the Master Fund may face delays in execution. Further, the more money the Trust raises in this offering, the more difficult it is for the Master Fund to invest the net offering proceeds promptly and on attractive terms. Therefore, the large size of the offering increases the risk of delays in investing the net offering proceeds. Delays the Master Fund encounters in the selection and origination or acquisition of investments would likely limit its ability to pay distributions and lower overall returns.
The Master Fund’s ability to achieve its investment objectives and to pay distributions will depend in substantial part upon the performance of the Advisor and third-party servicers.
The Master Fund’s ability to achieve its investment objectives and to pay distributions will depend in substantial part upon the performance of the Advisor in the origination and acquisition of the Master Fund’s investments, including the determination of any financing arrangements, as well as the performance of the third-party servicers of the Master Fund’s real estate debt investments. Shareholders must rely entirely on the management abilities of the Advisor and the oversight of the Master Fund Board, along with those of the third-party servicers. There is no assurance that the Master Fund’s investment allocation policy will successfully eliminate the impact of any conflicts of interests among the Master Fund and other Managed Companies. If the Advisor performs poorly and as a result is unable to originate and acquire the Master Fund’s investments successfully, the Master Fund may be unable to achieve its investment objectives or to pay distributions at presently contemplated levels, if at all. Similarly, if the third-party servicers perform poorly, the Master Fund may be unable to realize all cash flow associated with its real estate debt investments.
If the Trust raises substantial offering proceeds in a short period of time, the Master Fund may not be able to invest all of the offering proceeds promptly, which may cause distributions and investment returns to be lower than they otherwise would be.
The more Shares the Trust sells in this offering, the greater the Master Fund’s challenge is to invest all of the net offering proceeds. The large size of the offering increases the risk of delays in investing the net proceeds promptly and on attractive terms. Pending investment, the net proceeds of the offering may be invested in permitted temporary investments, which include short-term U.S. Government securities, bank certificates of deposit and other short-term liquid investments. The rate of return on these investments, which affects the amount of cash available to make distributions, has fluctuated in recent years and most likely will be less than the return obtainable from the type of investments in the real estate industry the Master Fund seeks to originate or acquire. Therefore, delays the Master Fund encounters in the selection, due diligence and origination or acquisition of investments would likely limit its ability to pay distributions and lower overall returns.
Because the Master Fund will be dependent upon the Advisor and its affiliates to conduct its operations and the Trust will also be dependent upon NorthStar Securities to raise capital, any adverse changes in the financial health of these entities or the Trust’s or the Master Fund’s relationship with them could hinder the Master Fund’s operating performance and the return on investment.
The Master Fund will be dependent on the Advisor and its affiliates to manage its operations and its portfolio and the Trust will also be dependent upon NorthStar Securities to raise capital. The Advisor and its affiliates, as applicable, depend upon the fees and other compensation or reimbursement of costs that they receive from the Master Fund and other Managed Companies in connection with the origination, acquisition, management and sale of assets to conduct their operations. The Distributor also depends upon the fees that it will receive in connection with this offering. Any adverse changes in the financial condition of the Advisor or its affiliates or the Trust’s relationship with the Distributor and NorthStar Securities could hinder their ability to successfully support the Master Fund’s business and growth, which could have a material adverse effect on the Master Fund’s financial condition and results of operations.
The Master Fund will depend on third-party contractors and vendors and the Master Fund’s results of operations and the success of the offering could suffer if its third-party contractors and vendors fail to perform or if the Master Fund fails to manage them properly.
The Master Fund will use third-party contractors and vendors including, but not limited to, its external legal counsel, auditors, compliance firms, research firms, property managers, appraisers, insurance brokers, environmental engineering consultants, construction consultants, financial printers, proxy solicitation firms and transfer agent. If the Master Fund’s third-party contractors and vendors fail to successfully perform the tasks for which they have been engaged to complete, either as a result of their own negligence or fault, or due to the Master Fund’s failure to properly supervise any such contractors or vendors, it could incur liabilities as a result and the Master Fund’s results of operations and financial condition could be negatively impacted.
Risks Related to Conflicts of Interest
The Advisor and certain of its affiliates may experience conflicts of interest in connection with the management of the Master Fund, which could hinder the Master Fund’s ability to implement its business strategy and to generate returns to Shareholders.
The Advisor and certain of its affiliates may experience conflicts of interest in connection with the management of the Master Fund, including, but not limited to: the allocation of time and resources of the Advisor and its affiliates and members of the investment committee between the Master Fund and other investment activities, including relating to the Managed Companies; compensation payable by the Master Fund to the Advisor and its affiliates; competition with certain affiliates of the Advisor and the Managed Companies for investment opportunities; the due diligence review of the Master Fund and the Trust by NorthStar Securities, which is an affiliate of the Advisor; NorthStar Securities’ conflict in selling securities with respect to a number of public offerings, simultaneously with the Trust’s, for issuers whose business may be competitive; differing recommendations given by the Advisor to the Master Fund versus other clients; restrictions on the Advisor’s existing business relationships or use of material non-public information with respect to potential investments by the Master Fund; and the formation of additional investment funds or entrance into other investment banking, advisory, investment advisory, and other relationships by the Advisor or its affiliates.
The Master Fund’s executive officers and the key investment professionals of the Advisor and its affiliates, including members of the Advisor’s investment committee, who will perform services for the

Master Fund may also be executive officers, directors and managers of the Advisor and its affiliates. As a result, they owe duties to each of these entities, their members and limited partners and investors, which duties may from time-to-time conflict with the fiduciary duties that they owe to the Master Fund and the Master Fund Shareholders. In addition, Colony NorthStar may grant equity interests in the Advisor to certain management personnel performing services for the Advisor. The loyalties of these individuals to other entities and investors could result in action or inaction that is detrimental to the Master Fund’s business, which could result in less effective execution of the Master Fund’s business plan and harm its investment opportunities. If the Master Fund does not successfully implement its business strategy, the Master Fund may be unable to generate the cash needed to make distributions and to maintain or increase the value of its assets. See “Conflicts of Interest.”
In addition to the fees the Master Fund will pay to the Advisor, the Master Fund will reimburse the Advisor for costs and expenses incurred on its behalf, including indirect personnel and employment costs of the Advisor and its affiliates and these costs and expenses may be substantial.
The Master Fund will pay the Advisor fees for the administrative services it provides to the Master Fund and the Master Fund will also have an obligation to reimburse the Advisor for costs and expenses it incurs and pays on its behalf. Subject to certain limitations and exceptions, the Master Fund will reimburse the Advisor for both direct expenses as well as indirect costs, including personnel and employment costs of the Advisor. The costs and expenses the Advisor incurs on the Master Fund’s behalf, including the compensatory costs incurred by the Advisor and its affiliates can be substantial. There are conflicts of interest that arise when the Advisor makes allocation determinations. The Advisor could allocate costs and expenses to the Master Fund in excess of what they anticipate and such costs and expenses could have an adverse effect on the Master Fund’s financial performance and ability to make cash distributions.
The Advisor will face conflicts of interest relating to performing services on the Master Fund’s behalf and such conflicts may not be resolved in the Master Fund’s favor, meaning that the Master Fund could invest in less attractive assets, which could limit its ability to make distributions and reduce Shareholders’ overall investment.
The Master Fund will rely on the Advisor or its affiliates’ investment professionals to identify suitable investment opportunities for the Master Fund as well as the other Managed Companies. The Master Fund’s investment strategy may be similar to that of, and may overlap with, the investment strategies of the other Managed Companies, managed, advised or sub-advised by the Advisor and its affiliates (which collectively are referred to as “Colony NorthStar” for the purposes of this section). The Master Fund’s investment strategy may also be similar to that of, and may overlap with, the investment strategies of certain companies, funds or vehicles that may be co-sponsored, co-branded and co-founded by, or are subject to a strategic relationship between, Colony NorthStar or one of its affiliates, on the one hand, and a strategic or a joint venture partner of Colony NorthStar, or a partner thereof on the other hand (which collectively are referred to as the “Strategic Vehicles”). Therefore, many investment opportunities sourced by Colony NorthStar or one or more of the partners that are suitable for the Master Fund may also be suitable for other Managed Companies and/or Strategic Vehicles.
Colony NorthStar may allocate investment opportunities sourced by a partner directly to the associated Strategic Vehicle or, as applicable, among multiple associated Strategic Vehicles on a rotating basis, which is referred to as a Special Allocation. For all investment opportunities other than Special Allocations, Colony NorthStar will allocate, in its sole discretion, each investment opportunity to one or more of the Managed Companies, including the Master Fund, and, as applicable, Strategic Vehicles or Colony NorthStar, for which such investment opportunity is most suitable. When determining the entity for which an investment opportunity would be the most suitable, the factors that Colony NorthStar may consider include, without limitation, the following:
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investment objectives, strategy and criteria;

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cash requirements;

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effect of the investment on the diversification of the portfolio, including by geography, size of investment, type of investment and risk of investment;

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leverage policy and the availability of financing for the investment by each entity;

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anticipated cash flow of the asset to be acquired;

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income tax effects of the purchase;

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the size of the investment;

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the amount of funds available;

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cost of capital;

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risk return profiles;

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targeted distribution rates;

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anticipated future pipeline of suitable investments;

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the expected holding period of the investment and the remaining term of the Managed Company, if applicable;

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affiliate and/or related party considerations; and

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whether a Strategic Vehicle has received a Special Allocation.

If, after consideration of the relevant factors, Colony NorthStar determines that an investment is equally suitable for more than one company, the investment will be allocated on a rotating basis. If, after an investment has been allocated to a particular company, including the Master Fund, a subsequent event or development, such as delays in structuring or closing on the investment, makes it, in the opinion of Colony NorthStar, more appropriate for a different entity to fund the investment, Colony NorthStar may determine to place the investment with the more appropriate entity while still giving credit to the original allocation. In certain situations, Colony NorthStar may determine to allow more than one Managed Company, including the Master Fund, a Strategic Vehicle and/or Colony NorthStar to co-invest in a particular investment. In discharging its duties under this allocation policy, Colony NorthStar will endeavor to allocate all investment opportunities among the Managed Companies, the Strategic Vehicles and Colony NorthStar in a manner that is fair and equitable over time.
While these are the current procedures for allocating investment opportunities, Colony NorthStar may sponsor or co-sponsor, co-brand or co-found additional investment vehicles in the future and, in connection with the creation of such investment vehicles or otherwise, Colony NorthStar may revise the investment allocation policy. The result of such a revision to the investment allocation policy may, among other things, be to increase the number of parties who have the right to participate in investment opportunities sourced by Colony NorthStar and/or its partners, thereby reducing the number of investment opportunities available to the Master Fund. Changes to the allocation policy that could adversely impact the allocation of investment opportunities to the Master Fund in any material respect may be proposed by Colony NorthStar and must be approved by the Master Fund Board. In the event that Colony NorthStar adopts a revised allocation policy that materially impacts the Master Fund’s business, the Trust will disclose this information in the reports it files publicly with the SEC, as appropriate.
The decision of how any potential investment should be allocated among the Master Fund and other Managed Companies for which such investment may be most suitable may, in many cases, be a matter of highly subjective judgment which will be made by Colony NorthStar in its sole discretion. Shareholders may not agree with the determination and such determination could have an adverse effect on the Master Fund’s investment strategy. The Master Fund’s right to participate in the investment allocation process described above will terminate once it is no longer advised by the Advisor or an affiliate of Colony NorthStar.
NorthStar Securities may sell future Colony NorthStar-sponsored programs or other offerings during the Trust’s offering, and may face potential conflicts of interest arising from competition among the Trust and these other programs for investors and investment capital and such conflicts may not be resolved in the Trust’s favor.
NorthStar Securities does and may in the future act as the dealer manager, or engage in wholesaling activities for other Managed Companies such as NorthStar/RXR, NorthStar Corporate Fund and NorthStar/Townsend, which are currently in the process of offering shares or are expected to offer shares.

In addition, future Colony NorthStar-sponsored programs may seek to raise capital through public offerings conducted concurrently with the Trust’s offering. NorthStar Securities could also act as the dealer manager of offerings not sponsored by Colony NorthStar. As a result, NorthStar Securities may face conflicts of interest arising from potential competition with these other programs for investors and investment capital. Such conflicts may not be resolved in the Trust’s favor and an investor will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making his, her or its investment.
Risks Related to Regulatory Matters, the Trust’s and the Master Fund’s RIC Tax Status and the REIT Subsidiary’s REIT Status
The Trust and the Master Fund will be subject to substantial regulation, numerous contractual obligations and extensive internal policies and failure to comply with these matters could have a material adverse effect on the Trust’s and the Master Fund’s business, financial condition and results of operations.
The Trust, the Master Fund and any of their subsidiaries will be subject to substantial regulation, numerous contractual obligations and extensive internal policies. Given the organizational structure, the Trust and the Master Fund will be subject to regulation by the SEC, the Internal Revenue Service, or the IRS, and other governmental bodies and agencies. These regulations are extensive, complex and require substantial management time and attention. If the Trust and/or the Master Fund fail to comply with any of the regulations that apply to their businesses, the Trust and the Master Fund, as applicable, could be subjected to extensive investigations as well as substantial penalties and its business and operations could be materially adversely affected. The Trust’s and the Master Fund’s lack of compliance with applicable law could result in, among other penalties, the Master Fund’s ineligibility to contract with and receive revenue from the federal government or other governmental authorities and agencies. The Master Fund also expects to have numerous contractual obligations that it must adhere to on a continuous basis to operate its business, the default of which could have a material adverse effect on the Master Fund’s business and financial condition. The Trust’s and the Master Fund’s internal policies may not be effective in all regards and, further, if the Trust and the Master Fund fail to comply with their internal policies, they could be subjected to additional risk and liability.
The impact of financial reform legislation on the Master Fund and the Trust is uncertain.
The passage of the Dodd-Frank Act has resulted in extensive rulemaking and regulatory changes that may affect the Trust and the financial industry as a whole, many of its provisions remain subject to extended implementation periods and delayed effective dates and will require extensive rulemaking by regulatory authorities. While the full impact of the Dodd-Frank Act on the Trust, the Master Fund and the Master Fund’s investments may not be known for an extended period of time, the Dodd-Frank Act, including future rules implementing its provisions and the interpretation of those rules, along with other legislative and regulatory proposals directed at the financial services industry or affecting taxation that are proposed or pending in the U.S. Congress, may negatively impact the Trust, the Master Fund or their cash flows or financial condition, impose additional costs on the Master Fund’s investments, intensify the regulatory supervision of the Master Fund’s investments or otherwise adversely affect the Trust or the Master Fund.
Over the last several years, there has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether these regulations will be implemented or what form they will take, increased regulation of non-bank credit extension could negatively impact the Trust or the Master Fund, impose additional costs on the Trust or the Master Fund, intensify the regulatory supervision, or otherwise adversely affect the Trust or the Master Fund’s businesses.
The Master Fund’s ability to enter into transactions with its affiliates will be restricted.
The Master Fund is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without relying on an available exemption or the prior approval of the SEC. For purposes of the 1940 Act, the following persons will be considered an affiliate of the Master Fund and the Master Fund will generally be prohibited from buying any securities from or selling any securities to such affiliate: (i) any person that owns, directly or indirectly, 5% or more of the Master Fund’s outstanding voting securities; (ii) any person that owns, directly or indirectly, 5% of the outstanding voting securities of the Advisor; or (iii) any person in which the Advisor or a person controlling or under common control with the Advisor owns, directly or indirectly, 5% of such person’s voting securities. The 1940 Act also prohibits certain “joint” transactions with certain of the Master Fund’s affiliates, which could include investments in the same CRE debt, equity and/or securities investments, without the prior approval of the SEC. If a person, directly or indirectly, holds more than 5% of the voting securities of the Master Fund or the Advisor, or is under common control with the Master Fund or the Advisor, the Master Fund will be prohibited from buying any securities or other property from or selling any securities or other property to such person or certain of that person’s affiliates, or entering into “joint” transactions with such person, absent an available exemption or the prior approval of the SEC. Similar restrictions limit the Master Fund’s ability to transact business with its officers or trustees or their affiliates.
In addition, the Master Fund will not be permitted to co-invest with certain entities affiliated with or managed by the Advisor in transactions originated by the Advisor or its affiliates unless it first obtains an exemptive order from the SEC or co-invests alongside the Advisor or its affiliates in accordance with existing regulatory guidance and the allocation policies of the Advisor and its affiliates, as applicable. The Master Fund currently intends to rely on the exemptive application filed by certain entities affiliated with or managed by the Advisor or its affiliates that seek relief from the SEC to engage in certain types of co-investment transactions. However, there can be no assurance that the entities affiliated with the Advisor will obtain such exemptive relief or that Master Fund and the Advisor will be able to rely on such exemptive relief. Until any such relief is granted, the Master Fund may co-invest with the Advisor and its affiliates only in accordance with existing regulatory guidance and applicable allocation policies, which may reduce the amount of transactions in which the Master Fund can participate and make it more difficult for it to implement its investment objectives. Until exemptive relief is obtained, the Master Fund will be unable to participate in certain negotiated transactions with the Advisor and its affiliates, including funds or other investment ventures with similar investment strategies as the Master Fund.
In addition, entering into certain transactions that are not deemed “joint” transactions (for purposes of the 1940 Act and relevant guidance from the SEC) may potentially lead to joint transactions within the meaning of the 1940 Act in the future. This may be the case, for example, with issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include the Master Fund and its affiliates. In some cases, to avoid the potential of future joint transactions, the Advisor may avoid allocating an investment opportunity to the Master Fund that it would otherwise allocate, subject to the Advisor’s then-current allocation policies and any applicable exemptive orders, and subject to the Advisor’s obligations to allocate opportunities in a fair and equitable manner consistent with their fiduciary duties owed to the Master Fund and other accounts advised by the Advisor, if any, and policies related to approval of investments.
The Advisor is subject to extensive regulation, including as an investment adviser in the United States, which could adversely affect its ability to manage the Trust’s business.
Certain of Colony NorthStar’s affiliates, including the Advisor, are subject to regulation as an investment adviser and/or fund manager by various regulatory authorities that are charged with protecting the interests of the Advisor’s Managed Companies, including the Trust and the Master Fund. Instances of criminal activity and fraud by participants in the investment management industry and disclosures of trading and other abuses by participants in the financial services industry have led the U.S. Government and regulators in foreign jurisdictions to consider increasing the rules and regulations governing, and oversight of, the financial system. This activity is expected to result in continued changes to the laws and regulations governing the investment management industry and more aggressive enforcement of the existing laws and regulations. The Advisor could be subject to civil liability, criminal liability, or sanction, including revocation of their registration as investment advisers in the United States, revocation of the licenses of its employees, censures, fines or temporary suspension or permanent bar from conducting business if it is found to have violated any of these laws or regulations. Any such liability or sanction could adversely affect its ability to manage the Trust’s or the Master Fund’s business.
The Advisor must continually address conflicts between its interests and those of its managed companies, including the Trust and the Master Fund. In addition, the SEC and other regulators have increased their scrutiny of potential conflicts of interest. However, appropriately dealing with conflicts of interest is complex and difficult and if the Advisor fails, or appears to fail, to deal appropriately with conflicts of interest, it could face litigation or regulatory proceedings or penalties, any of which could adversely affect its ability to manage the Trust’s or the Master Fund’s business.
Certain provisions of the Trust’s organizational documents and certain statutes may limit the ability of a third party to acquire control of the Trust.
The Trust’s declaration of trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire the Trust. The Board may, without Shareholder action, authorize the issuance of Shares in one or more classes or series, including preferred shares, and the Board may, without Shareholder action, amend the Trust’s declaration of trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give the Shareholders the opportunity to realize a premium over the value of the Shares.
The Trust’s and the Master Fund’s failure to qualify as a RIC would subject the Trust and the Master Fund to U.S. federal income tax and reduce cash available for distribution.
The Trust and the Master Fund intend to operate in a manner so as to qualify as a RIC under Subchapter M of the Code for U.S. federal income tax purposes. Qualification as a RIC involves the application of highly technical and complex Code provisions for which only a limited number of judicial and administrative interpretations exist. Even an inadvertent or technical mistake could jeopardize the Trust’s and the Master Fund’s RIC status. The Trust’s and the Master Fund’s qualification as a RIC will depend on their satisfaction of certain asset, income, distribution, and other requirements on a continuing basis. Moreover, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for the Trust and the Master Fund to continue to qualify as a RIC. If the Trust and/or the Master Fund fail to qualify as a RIC in any taxable year, the Trust and/or the Master Fund would be subject to U.S. federal and applicable state and local income tax on their taxable income at corporate rates, in which case the Trust and/or the Master Fund might be required to borrow or liquidate some of its investments in order to pay the applicable tax. Losing RIC status would reduce the Trust’s and the Master Fund’s net income available for investment or distribution because of the additional tax liability. In addition, distributions to Shareholders would no longer qualify for the dividends-paid deduction and the Trust and the Master Fund would no longer be required to make distributions. For a discussion of the RIC qualifications tests and other considerations relating to the Trust’s and the Master Fund’s elections to be taxed as a RIC, see “U.S. Federal Income Tax Considerations.”
Complying with RIC requirements may force the Trust and/or the Master Fund to borrow funds to make distributions to their shareholders or otherwise depend on external sources of capital to fund such distributions.
To qualify for and maintain RIC tax treatment, each of the Trust and the Master Fund must distribute on a timely basis, with respect to each tax year, dividends of an amount at least equal to the sum of 90% of its “investment company taxable income,” determined without regard to any deduction for dividends paid, and its net tax-exempt interest income for such tax year. If the Trust and the Master Fund qualify as RICs and satisfy this distribution requirement, the Trust and the Master Fund generally will not be subject to U.S. federal income tax on their “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that they distribute (including amounts that are reinvested pursuant to the DRP and the Master Fund’s distribution reinvestment plan, as applicable). Any taxable income, including any net capital gains that the Trust and the Master Fund do not distribute in a timely manner, would be subject to U.S. federal income tax at regular corporate rates.
Furthermore, the Trust and the Master Fund would be subject to a 4% U.S. federal excise tax if the actual amount that they distribute to their shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. From time-to-time, the Trust and the Master Fund may generate taxable income greater than its net income for U.S. GAAP, due to among other things, amortization of capitalized purchase premiums, fair value adjustments and reserves. In addition, the Trust’s and the Master Fund’s taxable income may be greater than its cash flow available for distribution as a result of, among other things, the Master Fund’s investments in assets that generate taxable income in advance of the corresponding cash flow from the assets.

If the Trust and the Master Fund do not have other funds available in the situations described in the preceding paragraphs, they could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable them to distribute enough of their taxable income to satisfy the RIC distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase the Trust’s and the Master Fund’s costs or reduce their equity.
Because of the distribution requirement, it is unlikely that the Trust and the Master Fund will be able to fund all future capital needs, including capital needs in connection with the Master Fund’s investments, from cash retained from operations. As a result, to fund future capital needs, the Trust and the Master Fund likely will have to rely on third-party sources of capital, including both debt and equity financing, which may not be available on favorable terms or at all. The Master Fund’s access to third-party sources of capital will depend upon a number of factors, including its current and potential future earnings and cash distributions.
The Trust may also make distributions in the form of taxable stock dividends, in which case a Shareholder may sell Shares to pay tax on such distributions, and may receive less in cash than the amount of the dividend that is taxable.
The Trust may make taxable distributions that are payable in cash and common stock. The IRS has issued private letter rulings to other RICs treating certain distributions that are paid partly in cash and partly in stock as taxable distributions that would satisfy the RIC annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but the Trust could request a similar ruling from the IRS. Accordingly, it is unclear whether and to what extent we will be able to make taxable distributions payable in cash and common stock. If the Trust made a taxable dividend payable in cash and common stock, taxable stockholders receiving such distributions will be required to include the full amount of the dividend, which is treated as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, a Shareholder may be required to pay income tax with respect to such distributions in excess of the cash distributions received. If a U.S. Shareholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount recorded in earnings with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. Shareholders, the Trust may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock.
Even if the Trust and the Master Fund qualify for taxation as a RIC under Subchapter M of the Code for U.S. federal income tax purposes, they may be subject to other tax liabilities that reduce their cash flow and their ability to make distributions.
Even if the Trust and the Master Fund qualify for taxation as a RIC under Subchapter M of the Code for U.S. federal income tax purposes, they may be subject to certain U.S. federal, state and local taxes on their income and assets, including taxes on any undistributed income or property. Any of these taxes would decrease cash available for distribution. For instance:
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To the extent that the Trust and the Master Fund satisfy the distribution requirement but distribute less than 100% of their RIC “investment company taxable income,” they would be subject to U.S. federal corporate income tax on the undistributed income.

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The Trust and the Master Fund will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions they pay in any calendar year are less than the sum of  (i) 98% of their ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of their capital gain net income (adjusted for certain ordinary losses) for the one-year period ending on October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years.

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The Trust and the Master Fund may be subject to state or local income, property and transfer taxes, such as mortgage recording taxes.

Complying with RIC requirements may cause the Master Fund to forego otherwise attractive opportunities or liquidate otherwise attractive investments.
To qualify as a RIC under Subchapter M of the Code for U.S. federal income tax purposes, the Trust and the Master Fund must continually satisfy tests concerning, among other things, the sources of their income, the nature and diversification of their assets, and the amounts they distribute. Because the Trust intends to invest substantially all of its assets in the Master Fund, the Trust will generally qualify as a RIC if the Master Fund qualifies as a RIC. As discussed above, the Trust and the Master Fund may be required to make distributions at disadvantageous times or when the Trust and the Master Fund do not have funds readily available for distribution. Additionally, the Master Fund may be unable to pursue investments that would be otherwise attractive to it in order to satisfy the requirements for qualifying as a RIC.
The Master Fund must also ensure that at the end of each quarter of each tax year, (a) at least 50% of the value of each of the Master Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Master Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Master Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Master Fund controls and that are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more “qualified publicly-traded partnerships.”
If the Master Fund fails to comply with these requirements at the end of any calendar quarter, the Master Fund must correct such failure within 30 days after the end of the calendar quarter to avoid losing its RIC status and suffering adverse tax consequences, unless certain relief provisions apply. As a result, compliance with the RIC requirements may hinder the Master Fund’s ability to operate solely on the basis of profit maximization and may require the Master Fund to liquidate investments from its portfolio, or refrain from making, otherwise attractive investments. These actions could have the effect of reducing the Master Fund’s income and amounts available for distribution.
RIC and REIT distribution requirements could adversely affect the Trust’s, the Master Fund’s and the REIT Subsidiary’s ability to execute their business plan.
The Trust and the Master Fund generally must distribute annually at least 90% of their “investment company taxable income,” determined without regard to any deduction for dividends paid, and their net tax-exempt interest income in order to continue to qualify as a RIC. Similarly, the REIT Subsidiary generally must distribute annually at least 90% of its “REIT taxable income,” determined without regard to any deduction for dividends paid and excluding net capital gain, in order to continue to qualify as a REIT. Each of the Trust, the Master Fund and the REIT Subsidiary intend to make distributions to their shareholders to comply with the RIC requirements of the Code and the REIT requirements of the Code, as applicable, and to avoid corporate income tax and the 4% U.S. federal excise tax. The Trust, the Master Fund and the REIT Subsidiary may be required to make distributions to shareholders at times when it would be more advantageous to reinvest cash in the Master Fund’s or the REIT Subsidiary’s business or when the Master Fund or the REIT Subsidiary does not have funds readily available for distribution. Thus, compliance with the RIC and REIT requirements may hinder the Master Fund’s and the REIT Subsidiary’s ability to operate solely on the basis of maximizing profits.
The Trust, the Master Fund and the REIT Subsidiary may have difficulty paying their required distributions if the Master Fund or the REIT Subsidiary, as applicable, recognizes income before or without receiving cash representing such income.
The Master Fund and the REIT Subsidiary may acquire mortgage backed securities or debt instruments in the secondary market for less than their face amount. The amount of the discount at which such securities are acquired generally will be treated as “market discount” for U.S. federal income tax purposes. Market discount generally accrues on the basis of the constant yield to maturity of the debt instrument based generally on the assumption that all future payments on the debt instrument will be made. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made. If the Master Fund or the REIT Subsidiary collects less on a debt instrument than its purchase price plus the market discount it previously reported as income, the Master Fund or the REIT Subsidiary, as applicable, may not be able to benefit from any offsetting loss deduction in a subsequent taxable year. Further, the Master Fund and/or the REIT Subsidiary may elect to amortize market discount and include such amounts in its taxable income in the current year, instead of upon disposition, as an election not to do so would limit its ability to deduct interest expenses for tax purposes.
Similarly, some of the CMBS that the Master Fund or the REIT Subsidiary purchases may have been issued with OID. The Master Fund or the REIT Subsidiary, as applicable, will be required to report such OID based on a constant yield method and income will accrue based on the assumption that all future projected payments due on such mortgage backed securities will be made. If such mortgage backed securities turn out not to be fully collectible, an offsetting loss deduction generally will become available only in the later year in which uncollectability is provable. In the event that any debt instruments or CMBS acquired by the Master Fund or the REIT Subsidiary are delinquent as to mandatory principal and interest payments, or in the event a borrower with respect to a particular debt instrument acquired by the Master Fund or the REIT Subsidiary encounters financial difficulty rendering it unable to pay stated interest as due, the Master Fund or the REIT Subsidiary, as applicable, may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubts as to its ultimate collectability. Similarly, the Master Fund or the REIT Subsidiary may be required to accrue interest income with respect to subordinate CMBS at their stated rate regardless of whether corresponding cash payments are received or are ultimately collectible. In each case, while the Master Fund or the REIT Subsidiary would in general ultimately have an offsetting loss deduction available when such interest was determined to be uncollectible, the loss would likely be treated as a capital loss, and the utility of that loss would therefore depend on the Master Fund or the REIT Subsidiary, as applicable, having capital gain in that later year or thereafter.
The Master Fund and the REIT Subsidiary may also have to include in income other amounts not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock.
Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Master Fund may be required to make a distribution in order to satisfy the annual distribution requirement, even though it will not have received the corresponding cash amount. As a result, it may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under the Code. Similarly, if the REIT Subsidiary accrues OID or other amounts before or without receiving cash, the REIT Subsidiary may have difficulty meeting its annual distribution requirement necessary to qualify for and maintain REIT treatment under the Code. Additionally, because investments in OID are included in the pre-incentive fee net investment income, such income may exceed the hurdle rate which may result in the payment of an incentive fee, subject to a “catch-up” feature, to the Advisor without a corresponding receipt of cash income.
The Master Fund and/or the REIT Subsidiary may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Master Fund or the REIT Subsidiary is not able to obtain cash from other sources, it may fail to qualify for RIC or REIT tax treatment, as applicable, and thus become subject to corporate-level U.S. federal income tax.
Under certain circumstances, the Master Fund may elect to receive a consent dividend from the REIT Subsidiary in order to allow the REIT Subsidiary to meet the annual REIT distribution requirements or avoid paying corporate tax on any undistributed net income. If the REIT Subsidiary makes a consent dividend, the REIT Subsidiary and the Master Fund generally will be treated for U.S. federal income tax purposes as if the REIT Subsidiary distributed cash to the Master Fund and the Master Fund immediately recontributed the cash to the REIT Subsidiary as a contribution to capital. A consent dividend would result in the recognition of income by the Master Fund as if an actual distribution were made, but without any distribution of cash.
If the Master Fund fails to qualify for or maintain RIC tax treatment or the REIT Subsidiary fails to qualify or maintain REIT Treatment for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce the Master Fund’s and/or the REIT Subsidiary’s net assets, the amount of income available for distribution to the Trust, and the amount of the Trust’s distributions. In addition, if the Master Fund is unable to qualify as a RIC or to make sufficient distributions to the Trust to satisfy its minimum distribution requirements, the Trust will fail to qualify as a RIC and would become subject to corporate-level U.S. federal income taxes.
The Trust, the Master Fund and the REIT Subsidiary may recognize substantial amounts of investment company taxable income or REIT taxable income, as applicable, which they would be required to distribute to their shareholders, in a year in which they are not profitable under U.S. GAAP principles or other economic measures.
The Trust, the Master Fund and the REIT Subsidiary may recognize substantial amounts of investment company taxable income or REIT taxable income, as applicable, in years in which they are not profitable under U.S. GAAP or other economic measures as a result of the differences between U.S. GAAP and tax accounting methods. For instance, certain of assets will be marked-to-market for U.S. GAAP purposes but not for tax purposes, which could result in losses for U.S. GAAP purposes that are not recognized in computing investment company taxable income or REIT taxable income. Additionally, the Trust, the Master Fund and the REIT Subsidiary may deduct our capital losses only to the extent of our capital gains in computing our REIT taxable income for a given taxable year. Consequently, we could recognize substantial amounts of REIT taxable income and would be required to distribute such income to you, in a year in which we are not profitable under U.S. GAAP or other economic measures.
Liquidation of assets may jeopardize the Trust’s and the Master Fund’s ability to qualify as a RIC and the REIT Subsidiary’s ability to qualify as a REIT.
To continue to qualify as a RIC or a REIT, as applicable, the Trust, the Master Fund and the REIT Subsidiary must comply with requirements regarding their assets and their sources of income. If the Master Fund or the REIT Subsidiary is compelled to liquidate its investments to satisfy obligations to its lenders, the Trust, the Master Fund and the REIT Subsidiary may be unable to comply with these requirements, ultimately jeopardizing their qualification as a RIC or REIT, as applicable, or the REIT Subsidiary may be subject to a 100% prohibited transaction tax on any resulting gain if it sells assets that are treated as dealer property or inventory.
Certain financing activities may subject the REIT Subsidiary to U.S. federal income tax and increase the tax liability of Shareholders.
The REIT Subsidiary may enter into transactions that could result in it or a portion of its assets being treated as a “taxable mortgage pool” for U.S. federal income tax purposes. Specifically, the REIT Subsidiary may securitize commercial real estate loans that it acquires and such securitizations, to the extent structured as other than a real estate mortgage investment conduit (a “REMIC”), would likely result in the REIT Subsidiary owning interests in a taxable mortgage pool. The REIT Subsidiary would likely enter into such transactions through a “qualified REIT subsidiary” and will be precluded from selling to outside investors equity interests in such “qualified REIT subsidiary” or from selling any debt securities issued by such “qualified REIT subsidiary” that might be considered equity for U.S. federal income tax purposes.
The REIT Subsidiary, the Trust and the Master Fund (to the extent not wholly owned by the Trust) would be taxed at the highest U.S. federal corporate income tax rate on any “excess inclusion income” arising from a taxable mortgage pool that is allocable to the percentage of its shares held in record name by “disqualified organizations,” which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on unrelated business taxable income. To the extent that common stock owned by “disqualified organizations” is held in record name by a broker/dealer or other nominee, the broker/dealer or other nominee would be liable for the U.S. federal corporate income tax on the portion of the REIT Subsidiary’s excess inclusion income allocable to the common stock held by the broker/dealer or other nominee on behalf of the disqualified organizations. Because this tax would be imposed on the REIT Subsidiary, The Trust, the Master Fund and all other investors in the Master Fund and/or the REIT Subsidiary, including investors that are not disqualified organizations, will bear a portion of the tax cost associated with the classification of the REIT Subsidiary or a portion of the REIT Subsidiary’s assets as a taxable mortgage pool.

In addition, if the REIT Subsidiary realizes excess inclusion income and allocates it to the Master Fund, this income cannot be offset by net operating losses of the Master Fund, the Trust or Shareholders and would be treated as excess inclusion income to the Master Fund and the Trust.
The Master Fund’s or Trust’s qualification as a RIC and the REIT Subsidiary’s qualification as a REIT and their exemptions from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets that the Master Fund and/or the REIT Subsidiary acquire, and the inaccuracy of any such opinions, advice or statements may adversely affect the Master Fund’s or Trust’s qualification as a RIC or the REIT Subsidiary’s qualification as a REIT and result in significant corporate-level tax.
When purchasing securities, the Advisor may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, and also to what extent those securities constitute qualifying assets for purposes of the RIC and REIT asset tests and produce income which qualifies under the RIC and REIT gross income tests. In addition, when purchasing the equity tranche of a securitization, the Advisor may rely on opinions or advice of counsel regarding the qualification of the securitization for exemption from U.S. corporate income tax and the qualification of interests in such securitization as debt for U.S. federal income tax purposes. The inaccuracy of any such opinions, advice or statements may adversely affect the Master Fund’s or Trust’s qualification as a RIC or the REIT Subsidiary’s qualification as a REIT and result in significant corporate-level tax.
The Master Fund is exposed to the risks associated with the REIT Subsidiary and the REIT Subsidiary’s investments.
Ownership of and investment through a REIT Subsidiary by a closed-end management investment company is a unique investment strategy. By investing in the REIT Subsidiary, the Master Fund is indirectly exposed to risks associated with the REIT Subsidiary’s investments. The REIT Subsidiary may invest in real estate/CRE through wholly owned special purpose vehicles. Because the REIT Subsidiary is not registered under the 1940 Act, the Master Fund, as an investor in the REIT Subsidiary, will not have the protections afforded to investors in registered investment companies. Changes in the laws of the United States, under which the Master Fund and the REIT Subsidiary are organized, including the regulations under the Code, could result in the inability of the Master Fund and/or the REIT Subsidiary to operate as described herein, and could negatively affect the Master Fund and it shareholders. For example, on August 31, 2011, the SEC published a concept release (Release No. 29778, File No. S7-34-11, Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments), pursuant to which it is reviewing whether certain companies that invest in mortgage-backed securities and rely on the exclusion from registration under Section 3(c)(5)(C) of the 1940 Act, such as the REIT Subsidiary, should continue to be allowed to rely on such an exclusion from registration. If the SEC takes action with respect to this exclusion, these changes could mean that the REIT Subsidiary may no longer rely on the Section 3(c)(5)(C) exclusion, and would have to rely on Section 3(c)(1) or 3(c)(7), which could adversely affect the Master Fund’s ability to achieve its investment objectives.
Differences between the statutory and regulatory regimes applicable to a management investment company and a REIT present additional challenges and risks with regard to the REIT Subsidiary’s qualification as a REIT under the Code, which could result in the REIT Subsidiary and the Master Fund having additional tax liability, and reduce the Master Fund’s current income.
The REIT Subsidiary will be operated as a separate company and will observe its own corporate formalities (i.e., it will maintain its own separate books & records, and execute agreements in its own name and on its own behalf). Accordingly, creditors and other claimants generally may only look to the REIT Subsidiary and its assets for settlement of their claims against the REIT Subsidiary, and will not have general recourse against the Master Fund. The REIT Subsidiary is responsible for its own legal costs in defending against any such claims, but those legal costs may diminish its returns, and thus ultimately diminish returns to Master Fund Shareholders.
Additionally, there is no guarantee that creditors and other claimants against the REIT Subsidiary will not try to reach the assets of the Master Fund or that such creditors and other claimants will not be successful in such attempts. The Master Fund intends to dispute any such claims, but to the extent it does so it may incur legal costs that will diminish its returns to shareholders.

The REIT Subsidiary may not be able to satisfy requirements related to the ownership of its outstanding capital stock, which could cause the REIT Subsidiary to fail to qualify as a REIT.
In order to qualify as a REIT, not more than 50% in value of the REIT Subsidiary’s shares of stock may be owned, directly or indirectly, through the application of certain attribution rules under the Code, by any five or fewer individuals, as defined in the Code to include specified entities, during the last half of any taxable year other than the REIT Subsidiary’s first taxable year (the “50% Test”). For purposes of the 50% Test, the REIT Subsidiary will “look through” to the beneficial owners of the Master Fund Shares and the Shares. Accordingly, if five or fewer individuals or certain specified entities during the last half of any calendar year own, directly or indirectly, more than 50% of the REIT Subsidiary’s shares through the Master Fund or the Trust, then the REIT Subsidiary’s qualification as a REIT could be jeopardized. The Advisor intends to monitor all purchases and transfers of the REIT Subsidiary’s shares, the Master Fund Shares and Shares by regularly reviewing, among other things, ownership filings required by the federal securities laws to monitor the beneficial ownership of the REIT Subsidiary’s shares to ensure that the REIT Subsidiary will meet and will continue to meet the 50% Test. However, the Advisor may not have the information necessary for it to ascertain with certainty whether or not the REIT Subsidiary satisfies the 50% Test and may not be able to prevent the REIT Subsidiary from failing the 50% Test.
If the REIT Subsidiary fails to satisfy requirements related to the ownership of its outstanding capital stock, the REIT Subsidiary would fail to qualify as a REIT and the REIT Subsidiary would be required to pay U.S. federal income tax on its taxable income, and distributions to its shareholders would not be deductible by it in determining its taxable income.
Complying with REIT requirements may force the REIT Subsidiary to pay consent dividends, borrow funds to make distributions to their shareholders or otherwise depend on external sources of capital to fund such distributions.
To qualify for and maintain its qualification as a REIT, the REIT Subsidiary must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to least 90% of its “REIT taxable income” determined without regard to any deduction for dividends paid and excluding net capital gain, in order to continue to qualify as a REIT. To the extent that the REIT Subsidiary satisfies the 90% distribution requirement, but distributes less than 100% of its taxable income, it will be subject to U.S. federal corporate income tax on our undistributed income. In addition, it will incur a 4% nondeductible excise tax on the amount, if any, by which its distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. The REIT Subsidiary intends to distribute its net taxable income to its stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax.
From time-to-time, the REIT Subsidiary may generate taxable income greater than its net income for U.S. GAAP, due to among other things, amortization of capitalized purchase premiums, fair value adjustments and reserves. In addition, the REIT Subsidiary’s taxable income may be greater than its cash flow available for distribution as a result of, among other things, the REIT Subsidiary’s investments in assets that generate taxable income in advance of the corresponding cash flow from the assets.
If the REIT Subsidiary does not have other funds available in the situations described in the preceding paragraphs, it could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable it to distribute enough of its taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in a particular year. These alternatives could increase the REIT Subsidiary’s costs or reduce its equity.
In addition, under certain circumstances, the Master Fund may elect to receive a consent dividend from the REIT Subsidiary in order to allow the REIT Subsidiary to meet the annual REIT distribution requirements or avoid paying corporate tax on any undistributed net income. If the REIT Subsidiary makes a consent dividend, the REIT Subsidiary and the Master Fund generally will be treated for U.S. federal income tax purposes as if the REIT Subsidiary distributed cash to the Master Fund and the Master Fund immediately recontributed the cash to the REIT Subsidiary as a contribution to capital. A consent dividend would result in the recognition of income by the Master Fund as if an actual distribution were made, but without any distribution of cash.

Because of the distribution requirement, it is unlikely that the REIT Subsidiary will be able to fund all future capital needs, including capital needs in connection with the REIT Subsidiary’s investments, from cash retained from operations. As a result, to fund future capital needs, the REIT Subsidiary likely will have to rely on third-party sources of capital, including both debt and equity financing, which may not be available on favorable terms or at all. The REIT Subsidiary’s access to third-party sources of capital will depend upon a number of factors, including its current and potential future earnings and cash distributions.
The REIT Subsidiary’s failure to qualify as a REIT would subject the REIT Subsidiary, as applicable, to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to the Master Fund.
The Advisor believes that the REIT Subsidiary has been organized in a manner that will enable it to qualify as a REIT for U.S. federal income tax purposes beginning with the taxable year ending December 31, 2017 provided that the REIT Subsidiary satisfies 50% Test. In addition, the Advisor believes that the intended manner of operation of the REIT Subsidiary will enable it to continue to meet the requirements for qualification and taxation as a REIT provided that it satisfies the 50% Test. The Advisor has not requested and does not intend to request a ruling from the IRS that the REIT Subsidiary qualifies as a REIT. The U.S. federal income tax laws governing REITs are complex, and judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited. To qualify as a REIT, the REIT Subsidiary must meet, on an ongoing basis, various tests regarding the nature of its assets and income, the ownership of its outstanding shares, and the amount of its distributions. The REIT Subsidiary’s ability to satisfy the asset tests depends on the Advisor’s analysis of the characterization and fair market values of the REIT Subsidiary’s assets, some of which are not susceptible to a precise determination, and for which the Advisor may not obtain independent appraisals. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for the REIT Subsidiary to qualify as a REIT. Thus, while the Advisor intends to operate the REIT Subsidiary so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the REIT Subsidiary’s circumstances, no assurance can be given that the REIT Subsidiary will so qualify for any particular year. These considerations also might restrict the types of assets that the REIT Subsidiary can acquire in the future.
If the REIT Subsidiary fails to qualify as a REIT in any taxable year, and does not qualify for certain statutory relief provisions, the REIT Subsidiary would be required to pay U.S. federal income tax on its taxable income, and distributions to its shareholders would not be deductible by it in determining its taxable income. In such a case, the REIT Subsidiary might need to borrow money or sell assets in order to pay its taxes. The REIT Subsidiary’s payment of income tax would decrease the amount of its income available for investment or distribution to its shareholders. Furthermore, if the REIT Subsidiary fails to maintain its qualification as a REIT, it no longer would be required to distribute substantially all of its net taxable income to its shareholders. In addition, unless the REIT Subsidiary was eligible for certain statutory relief provisions, it could not re-elect to qualify as a REIT until the fifth calendar year following the year in which it failed to qualify.
Complying with REIT requirements may force the REIT Subsidiary to liquidate or forego otherwise attractive investments, which could reduce returns on its assets and adversely affect returns to Shareholders.
To qualify as a REIT, the REIT Subsidiary generally must ensure that at the end of each calendar quarter at least 75% of the value of its total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and CMBS. The remainder of the REIT Subsidiary’s investment in securities (other than government securities and qualifying real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of the REIT Subsidiary’s assets (other than government securities and qualifying real estate assets) can consist of the securities of any one issuer, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of the REIT Subsidiary’s total securities can be represented by stock and securities of one or more “taxable REIT Subsidiaries” or TRSs and no more than 25% of the value of the REIT Subsidiary’s total securities can be represented by debt instruments issued by publicly offered

REITs that are not otherwise secured by real property. See “U.S. Federal Income Tax Considerations — Taxation of the REIT Subsidiary — Asset Tests.” If the REIT Subsidiary fails to comply with these requirements at the end of any quarter, it must correct the failure within 30 days after the end of such calendar quarter or qualify for certain statutory relief provisions to avoid losing its REIT qualification and suffering adverse tax consequences. As a result, the REIT Subsidiary may be required to liquidate from its portfolio otherwise attractive investments. These actions could have the effect of reducing the REIT Subsidiary’s income and amounts available for distribution to the Master Fund. In addition, if the REIT Subsidiary is compelled to liquidate its investments to repay obligations to its lenders, the REIT Subsidiary may be unable to comply with these requirements, ultimately jeopardizing its qualification as a REIT. Furthermore, the REIT Subsidiary may be required to make distributions to the Master Fund at disadvantageous times or when it does not have funds readily available for distribution, and may be unable to pursue investments that would be otherwise advantageous to it in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT.
The interest apportionment rules may affect the REIT Subsidiary’s ability to comply with the REIT asset and gross income tests.
The interest apportionment rules under Treasury Regulation Section 1.856-5(c) provide that, if a mortgage is secured by both real property and other property, a REIT generally is required to apportion its annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when the REIT commits to acquire the loan, and the denominator of which is the highest “principal amount” of the loan during the year. IRS Revenue Procedure 2014-51 interpret the “principal amount” of the loan to be the face amount of the loan, despite the Code’s requirement that taxpayers treat any market discount, which is the difference between the purchase price of the loan and its face amount, for all purposes (other than certain withholding and information reporting purposes) as interest rather than principal. Notwithstanding the foregoing, if a mortgage is secured by both real property and personal property and the fair market value of the personal property does not exceed 15% of the fair market value of all real and personal property securing the mortgage, the mortgage is treated as secured solely by real property for the purposes of these rules.
The Advisor expects that all or most of the mortgage loans that the REIT Subsidiary will acquire will be secured by real property with a value in excess of the principal amount of the loan. Accordingly, it is not contemplated that the REIT Subsidiary will regularly invest in mortgage loans to which the interest apportionment rules described above would apply. Nevertheless, if the Subsidiary REIT were to acquire a loan with a principal amount in excess of the value of the real property securing the loan, determined when the REIT commits to acquire the loan, the interest apportionment rules could apply to certain mortgage loans in our portfolio, which could adversely impact the REIT Subsidiary’s ability to satisfy the 75% REIT gross income test. Furthermore, the REIT Subsidiary may modify the terms of any CRE debt and mortgage loans held by the REIT Subsidiary (for example, to avoid taking title to a property in the event of a default on the loan). Under the Treasury Regulations, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. Unless the modification satisfies certain safe harbors, the REIT Subsidiary will be required to redetermine the value of the real property securing the loan at the time the loan was significantly modified. As a result, if the REIT Subsidiary significantly modifies a loan and the fair market value of the real property securing such loan has decreased, the interest apportionment rules could apply and cause the REIT Subsidiary to fail the 75% REIT gross income test. If the REIT Subsidiary does not satisfy this test, the REIT Subsidiary could potentially lose its REIT qualification or be required to pay a penalty to the IRS.
In addition, the Code provides that a regular or a residual interest in a REMIC is generally treated as a real estate asset for the purposes of the REIT asset tests, and any amount includible in the REIT Subsidiary’s gross income with respect to such an interest is generally treated as interest on an obligation secured by a mortgage on real property for the purposes of the REIT gross income tests. If, however, less than 95% of the assets of a REMIC in which the REIT Subsidiary holds an interest consist of real estate assets (determined as if the REIT Subsidiary held such assets), the REIT Subsidiary will be treated as holding its proportionate share of the assets of the REMIC for the purpose of the REIT asset tests and receiving directly its proportionate share of the income of the REMIC for the purpose of determining the amount of income from the REMIC that is treated as interest on an obligation secured by a mortgage on real property.
The REIT Subsidiary’s ownership of and relationship with any TRS which it may form or acquire will be limited, and a failure to comply with the limits would jeopardize the REIT Subsidiary’s REIT qualification and its transactions with its TRSs may result in the application of a 100% excise tax if such transactions are not conducted on arm’s-length terms.
A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. Overall, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of a REIT’s assets may consist of stock and securities of one or more TRSs. A domestic TRS will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.
Any domestic TRS that the REIT Subsidiary may form would pay U.S. federal, state and local income tax on its taxable income, and its after tax net income would be available for distribution to us but would not be required to be distributed to us by such domestic TRS. The Advisor anticipates that the aggregate value of the TRS stock and securities owned by the REIT Subsidiary will be less than 25% (20% for taxable years beginning after December 31, 2017) of the value of the REIT Subsidiary’s total assets (including the TRS stock and securities). Furthermore, the Advisor will monitor the value of the REIT Subsidiary’s investments in TRSs to ensure compliance with the rule that no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of its assets may consist of TRS stock and securities (which is applied at the end of each calendar quarter). In addition, the Advisor will scrutinize all of the REIT Subsidiary’s transactions with TRSs to ensure that they are entered into on arm’s-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that the REIT Subsidiary will be able to comply with the TRS limitations or to avoid application of the 100% excise tax discussed above.
The tax on prohibited transactions will limit the REIT Subsidiary’s ability to engage in transactions, including certain methods of securitizing mortgage loans, which would be treated as prohibited transactions for U.S. federal income tax purposes.
Net income that the REIT Subsidiary derives from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (including mortgage loans, but other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business by the REIT Subsidiary or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT Subsidiary. The REIT Subsidiary might be subject to this tax if it were to dispose of or securitize loans in a manner that was treated as a prohibited transaction for U.S. federal income tax purposes. The REIT Subsidiary intends to conduct its operations so that no asset that it owns (or is treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of its business. As a result, the REIT Subsidiary may choose not to engage in certain sales of loans at the REIT level, and may limit the structures it utilizes for securitization transactions, even though the sales or structures might otherwise be beneficial to the REIT Subsidiary.
However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. If the REIT Subsidiary were to sell a mortgage loan to a third party, depending on the circumstances of the sale, it is possible that the sale could be treated as a prohibited transaction. As a result, no assurance can be given that any particular asset in which the REIT Subsidiary holds a direct or indirect interest, including any securities or loans that it may dispose of, will not be treated as property held as inventory or primarily for sale to customers. The Code provides certain safe harbors under which disposition of assets are not treated as prohibited transactions. However, there can be no assurance that any disposition of the REIT Subsidiary’s assets would comply with these safe-harbor provisions.

The REIT Subsidiary could fail to qualify as a REIT if the IRS successfully challenges the REIT Subsidiary’s treatment of its mezzanine loans and repurchase agreements.
Although it is expected that most mezzanine loans will be held through the Master Fund, it is possible that the REIT Subsidiary may also invest in mezzanine loans. IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained therein, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% REIT income test. Although Revenue Procedure 2003-65 provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law.
In addition, the REIT Subsidiary may enter into repurchase agreements with counterparties to achieve the desired amount of leverage for the assets in which the REIT Subsidiary intends to invest. Under such repurchase agreements, the REIT Subsidiary generally sells assets to its counterparty to the agreement and receives cash from the counterparty. The counterparty is obligated to resell the assets back to the REIT Subsidiary at the end of the term of the transaction. The Advisor believes that for U.S. federal income tax purposes the REIT Subsidiary will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that the REIT Subsidiary did not own these assets during the term of the repurchase agreements, in which case the REIT Subsidiary could fail to qualify as a REIT.
If the IRS disagrees with the application of these provisions to the REIT Subsidiary’s assets or transactions, the REIT Subsidiary’s qualification as a REIT could be jeopardized. Even if the IRS were to disagree with one or more of the Advisor’s interpretations and the REIT Subsidiary were treated as having failed to satisfy one of the REIT qualification requirements, the REIT Subsidiary could maintain its REIT qualification if its failure was excused under certain statutory savings provisions. However, there can be no guarantee that the REIT Subsidiary would be entitled to benefit from those statutory savings provisions if it failed to satisfy one of the REIT qualification requirements, and even if it were entitled to benefit from those statutory savings provisions, the REIT Subsidiary could be required to pay a penalty tax.
Complying with REIT requirements may limit the REIT Subsidiary’s ability to hedge effectively.
The REIT provisions of the Code may limit the REIT Subsidiary’s ability to hedge its assets and operations. Under these provisions, any income that the REIT Subsidiary generates from transactions intended to hedge its interest rate and currency risks will generally be excluded from gross income for purposes of the 75% and 95% gross income tests if  (i) the instrument (A) hedges interest rate risk or foreign currency exposure, in each case, on liabilities used to carry or acquire real estate assets, (B) hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests, or (C) hedges an instrument described in clause (A) or (B) for a period following the extinguishment of the liability or the disposition of the asset that was previously hedged by the hedged instrument, and (ii) such instrument is properly identified under applicable regulations promulgated by the U.S. Department of the Treasury (or the Treasury Regulations). In addition, any income from other hedges would generally constitute non-qualifying income for purposes of both the 75% and 95% gross income tests. See “U.S. Federal Income Tax Considerations — Taxation of the REIT Subsidiary — Gross Income Tests — Hedging Transactions.” As a result of these rules, the REIT Subsidiary may have to limit its use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS, which could increase the cost of its hedging activities or result in greater risks associated with interest rate or other changes than the REIT Subsidiary would otherwise incur.
Even if the REIT Subsidiary qualifies as a REIT, it may face tax liabilities that reduce its cash flow.
Even if the REIT Subsidiary qualifies as a REIT, it may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. See “U.S. Federal Income Tax Considerations —  Taxation of the REIT Subsidiary — Taxation of REITs in General.” In addition, any domestic TRSs the

REIT Subsidiary owns will be subject to U.S. federal, state, and local corporate taxes. In order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from sales of inventory or property held primarily for sale to customers in the ordinary course of business, the REIT Subsidiary may hold some of its assets through taxable subsidiary corporations, including domestic TRSs. Any taxes paid by such subsidiary corporations would decrease the cash available for distribution to the Master Fund and the Trust.
Qualifying as a RIC or a REIT involves highly technical and complex provisions of the Code.
The Trust and the Master Fund’s qualification as a RIC and the REIT Subsidiary’s qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist.
Even a technical or inadvertent violation could jeopardize the Trust and/or the Master Fund’s qualification as a RIC and the REIT Subsidiary’s qualification as a REIT. The Trust and the Master Fund’s qualification as a RIC and the REIT Subsidiary’s qualification as a REIT will depend on satisfaction of certain asset, income, organizational, distribution, (and, in the case of the REIT Subsidiary, shareholder ownership) and other requirements on a continuing basis. In addition, the ability to satisfy the requirements to qualify as a RIC or a REIT depends in part on the actions of third parties over which the Advisor has no control or only limited influence, including in cases where the Master Fund and/or the REIT Subsidiary own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.
The Trust, the Master Fund and the REIT Subsidiary may be subject to adverse legislative or regulatory tax changes that could reduce the value of Shares.
At any time, the U.S. federal income tax laws or regulations governing RICs or REITs or the administrative interpretations of those laws or regulations may be amended, possibly with retroactive effect. The Advisor cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective, and any such law, regulation or interpretation may take effect retroactively. The Trust, the Master Fund, the REIT Subsidiary and Shareholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

MANAGEMENT OF THE TRUST AND THE MASTER FUND
General
Pursuant to the Trust’s declaration of trust and bylaws, the Board has overall responsibility for monitoring and overseeing the Trust’s management and operations. The Board consists of four members, three of whom are considered Independent Trustees. The trustees who are not Independent Trustees are referred to herein as Interested Trustees.
The same individuals serve on the Board and the Master Fund Board. Similarly, the Master Fund Board, pursuant to the Master Fund’s declaration of trust and bylaws, has overall responsibility for monitoring and overseeing the Master Fund’s operations. The trustees are subject to removal or replacement in accordance with Delaware law and the Trust’s and the Master Fund’s respective declaration of trusts and bylaws. The trustees serving on the Board and the Master Fund Board were elected by the organizational shareholders of the Trust and the Master Fund, respectively. Any vacancy on the Board or the Master Fund Board for any cause other than an increase in the number of trustees may be filled by a majority of the remaining trustees, even if such majority is less than a quorum. Any vacancy on the Board or the Master Fund Board created by an increase in the number of trustees may be filled by a majority vote of the entire Board or the Master Fund Board, respectively. References within this section to the “Board” or the “Board of Trustees” refer to the Board of Trustees of the Trust and/or the Master Fund, as appropriate.
The Board, including a majority of the Independent Trustees, oversees and monitors the Trust’s investment performance and, beginning with the second anniversary of the effective date of the Trust Advisory Agreement, will annually review the compensation the Trust pays to the Advisor to determine that the provisions of the Trust Advisory Agreement are carried out. The Master Fund Board, including a majority of the Independent Trustees, also oversees and monitors the Master Fund’s performance and, beginning prior to the second anniversary of the effective date of the Master Fund Advisory Agreement, will annually review the compensation the Master Fund pays to the Advisor to determine that the provisions of the Master Fund Advisory Agreement are carried out. For a description, including a discussion regarding the basis of the Board’s and Master Fund’s approval of the Trust Advisory Agreement and the Master Fund Advisory Agreement, respectively, please see “Management and Incentive Fees — Approval of the Advisory Agreement.” The Board has held six (6) meetings since the Trust’s organization.
The Advisor
The Advisor serves as the investment adviser of the Trust and Master Fund. Organized as a Delaware limited liability company, the Advisor is registered as an investment adviser with the SEC. Pursuant to the Trust Advisory Agreement and the Master Fund Advisory Agreement, the Advisor is responsible for overseeing the management of the Trust’s and Master Fund’s activities and has full investment discretion. The Advisor makes all determinations with respect to the investment of the Trust’s and Master Fund’s assets, including investment strategies, investment goals, asset allocation, asset management, leverage limitations, reporting requirements and other guidelines in addition to the general monitoring of the Trust’s and Master Fund’s portfolios, subject to the oversight of the Board and the Master Fund Board. The Advisor also provides certain other administrative services, including marketing, investor relations and certain accounting services and maintenance of books and records on behalf of the Trust and the Master Fund pursuant to the Trust Advisory Agreement and the Master Fund Advisory Agreement, respectively. The Advisor will also furnish the Trust and Master Fund with office facilities and equipment and provide clerical services to the Trust and the Master Fund. In addition, the Advisor will perform the calculation and publication of the Master Fund’s NAV, and oversee the preparation and filing of the Master Fund’s tax returns, the payment of the Master Fund’s expenses and the performance oversight of various third party service providers.
Board of Trustees and Executive Officers
Board Leadership Structure
Among other things, the Board sets broad policies for the Trust and Master Fund and appoints their respective officers. The role of the Board, and of any individual trustee, is one of oversight and not of management of the Trust’s and Master Fund’s day-to-day affairs. Each trustee will serve until his or her successor is duly elected and qualified.
Daniel R. Gilbert serves as chairman of the Board and is an Interested Trustee by virtue of his relationship with the Advisor. The Board believes that Daniel R. Gilbert, as the Trust’s and Master Fund’s Chief Executive Officer, is the trustee with the most knowledge of the Trust’s and Master Fund’s business strategy and is best situated to serve as chairman of the Board. Dianne P. Hurley currently serves as the lead Independent Trustee. The Independent Trustees are expected to meet separately in executive session as often as necessary to exercise their oversight responsibilities. The Board believes that its leadership structure is the optimal structure for the Trust and Master Fund at this time given the Trust’s and Master Fund’s current size and complexity. The Board, which reviews its leadership structure periodically, further believes that its structure is presently appropriate to enable it to exercise its oversight of the Trust and Master Fund.
Board Role in Risk Oversight
Through its direct oversight role, and indirectly through its committees, the Board performs a risk oversight function for the Trust and Master Fund consisting of, among other things, the following activities: (i) at regular and special Board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to the Trust’s and Master Fund’s performance and operations; (ii) reviewing and approving, as applicable, the Trust’s and Master Fund’s compliance policies and procedures; (iii) meeting with members of the Advisor’s portfolio management teams to review investment strategies, techniques and the processes used to manage related risks; (iv) meeting with, or reviewing reports prepared by the representatives of key service providers, including the Advisor, the Distributor, the transfer agent, the custodian and the independent registered public accounting firm, to review and discuss the Trust’s and Master Fund’s activities and to provide direction with respect thereto; and (v) engaging the services of the Trust’s and Master Fund’s chief compliance officer to test the compliance procedures of the Trust and its service providers. However, not all risks that may affect the Trust and Master Fund can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are beyond the control of the Trust, the Master Fund and their respective service providers.
Trustees
Information regarding the members of the Board is set forth below. The trustees have been divided into two groups — Interested Trustees and Independent Trustees. The address for each trustee is c/o NorthStar Real Estate Capital Income Fund, c/o Colony NorthStar, Inc., at 399 Park Avenue, 18th Floor, New York, New York 10022. As set forth in each of the Trust’s and Master Fund’s declaration of trust and bylaws, a trustee’s term of office shall continue until his or her death, resignation or removal.

Name (Age)	Position Held	Trustee Since	Principal Occupation Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Trusteeships Held By Trustees During Past 5 Years
Interested Trustee
Daniel R. Gilbert (46)	Chairman of the Board, CEO, and President	2015	Head of Retail Platform of Colony NorthStar; Chairman, CEO and President of the Trust, the Master Fund and the Feeder Fund; Chairman, CEO and President of NorthStar Corporate Income Master Fund (“Corporate Master Fund”), NorthStar Corporate Income Fund (“Corporate Fund”) and NorthStar Corporate Income Fund-T (“Corporate Fund-T”); Co-Chairman, CEO and President of NorthStar/RXR New York Metro Real Estate, Inc. (“NorthStar/RXR”); Chairman, CEO and President of NorthStar Real Estate Income Trust, Inc. (“NorthStar Income”) and NorthStar Real Estate Income II, Inc. (“NorthStar Income II”); Sole Director of NorthStar/Townsend Institutional Real Estate Fund Inc. (“NorthStar/Townsend”); Executive Chairman of NorthStar Healthcare Income, Inc. (“NorthStar Healthcare”); Director of the REIT Subsidiary; Chief Investment and Operating Officer of NorthStar Asset Management Group, Ltd and NorthStar Realty (2013 – 2017).	6	Executive Chairman of NorthStar Healthcare; Chief Executive Officer, Chairman of NorthStar Corporate Income Master Fund, Corporate Fund and Corporate Fund-T; Chief Executive Officer, Chairman of the Master Fund, the Trust and the Feeder Fund T; Co-Chairman of NorthStar/RXR; and Sole Director of NorthStar/Townsend; Chairman of NorthStar Income and NorthStar Income II; Director of the REIT Subsidiary.
Independent Trustees
Daniel J. Altobello (75)	Trustee	2016	CEO and President of Caterair International Corporation (1989 – 1995); Executive Vice President of Marriot Corporation (1979 – 1989); President of Marriot Airport Operations Group (1979 – 1989).	3	Director of NorthStar Healthcare; Chairman of Altobello Family LP; Director of MamaMancini’s Holdings, Inc.; Director of Arlington Asset Investment Corp.; Director of DiamondRock Hospitality Co.; Director of Mesa Air Group, Inc.; Trustee of Loyola Foundation, Inc.

Name (Age)	Position Held	Trustee Since	Principal Occupation Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Trusteeships Held By Trustees During Past 5 Years
Dianne P. Hurley (53)	Lead Independent Trustee	2016	Startup consultant to asset management firms including Stonecourt Capital, Imperial Companies and RedBird Capital Partners; Managing Director of SG Partners (2011 – 2014); COO, Global Distribution of Credit Suisse Asset Management (2009 – 2011); Chief Administrative Officer, TPG-Axon (2004 – 2009).	3	Director of NorthStar/RXR New York Metro Real Estate, Inc.; Director of Griffin-American Healthcare REIT IV, Inc.; Director of NorthStar Realty Europe Corp.
Gregory A. Samay (57)	Trustee	2016	Previously Chief Investment Officer (previously an Investment Officer) of Fairfax County Retirement Systems (2011 – 2016); Executive Director and Chief Investment Officer of Arlington County Employees’ Retirement System (2005 – 2010).	3	Director of NorthStar Healthcare
Trustee Qualifications
The Board believes that, collectively, the trustees have balanced and diverse experience, qualifications, attributes and skills, which allow the Board to operate effectively in governing the Trust and the Master Fund and protecting the interests of the Trust’s and the Master Fund’s Shareholders. Below is a brief biography of each trustee, including descriptions of the various experiences, qualifications, attributes and/or skills with respect to each trustee considered by the Board with respect to trustee qualifications.
Interested Trustees
Daniel R. Gilbert.   Mr. Gilbert has served as the Head of the Retail Platform of Colony NorthStar since January 10, 2017. Mr. Gilbert has been an Interested Trustee, Chief Executive Officer and President of the Trust and the Master Fund since October 2, 2015, Chairman since March 3, 2016 and is a member of the Advisor’s investment committee. Mr. Gilbert has also been an Interested Trustee of the Trusts, the Trusts’ Chief Executive Officer and President of the Trust and the Feeder Fund since December 15, 2015, and Chairman since March 3, 2016. Mr. Gilbert has served as Sole Director of NorthStar/Townsend since inception and has served as a Director of the REIT Subsidiary since inception. He has been an Interested Trustee, Chief Executive Officer and President of Corporate Fund and Corporate Master Fund since July 2015 and Chairman since January 15, 2016, an Interested Trustee, Chief Executive Officer and President of NorthStar Corporate Income Fund-T since November 2015 and Chairman since January 15, 2016. Mr. Gilbert serves as Chairman, Chief Executive Officer and President of NorthStar Income, positions he has held since August 2015, January 2013 and March 2011, respectively and he served as its Chief Investment Officer from January 2009 through January 2013. Mr. Gilbert serves as the Executive Chairman of NorthStar Healthcare, a position he has held since January 2014, and served as its Chief Executive Officer from August 2012 to January 2014 and Chief Investment Officer from October 2010 through February 2012. Mr. Gilbert also serves as Chairman, a position he has held since August 2015, and the Chief Executive Officer and President, a position he has held since December 2012, of NorthStar Income II. Mr. Gilbert further serves as Co-Chairman, a position he has held since August 2015, the Chief Executive Officer and President, a position he has held since March 2014, of NorthStar/RXR. Mr. Gilbert also served as Chief Investment and Operating Officer of NorthStar Realty from January 2013 to January 2017, a position he maintained as co-employee. Mr. Gilbert has served as Chief Investment and

Operating Officer of NorthStar Asset Management Group, Ltd, a wholly owned subsidiary of Colony NorthStar and parent company of the Advisor, from June 2014 to January 2017. Mr. Gilbert served as Co-President of NorthStar Realty from April 2011 until January 2013 and in various other senior management positions since its initial public offering in October 2004. Mr. Gilbert served as an Executive Vice President and Managing Director of Mezzanine Lending of NorthStar Capital Investment Corp., a predecessor company of NorthStar Realty. Prior to that role, Mr. Gilbert was with Merrill Lynch & Co. in its Global Principal Investments and Commercial Real Estate Department and prior to joining Merrill Lynch, held accounting and legal-related positions at Prudential Securities Incorporated. Mr. Gilbert holds a Bachelor of Arts degree from Union College in Schenectady, New York.
The Board believes that Mr. Gilbert’s extensive commercial real estate and capital markets expertise through various market cycles and changing market conditions, combined with his position overseeing the Trust’s sponsor’s retail business formerly as Chief Investment and Operating Officer of NorthStar Asset Management Group, Ltd., and currently his service as Head of Retail of Colony NorthStar, as well as his experience as the Trust’s Chairman of the Board, Chief Executive Officer and President, support his appointment to the Trust’s board of trustees.
Independent Trustees
Daniel J. Altobello.   Mr. Altobello has been an Independent Trustee since March 3, 2016. Mr. Altobello has also been an independent director and member of the audit committee of NorthStar Healthcare since June 2011. As Chairman of Altobello Family LP since October 2000, he has extensive private investment experience in public securities, gas and oil, mutual funds and private equity ventures. From September 1995 until October 2000, Mr. Altobello was the Chairman of Onex Food Service, Inc., a subsidiary of private equity investor Onex Corp., where he was responsible for board meetings and special client relations. From December 1989 to September 1995, Mr. Altobello served as Chairman, President and Chief Executive Officer of Caterair International Corporation, an in-flight food service provider that was acquired by Onex Food Service, Inc. in September 1995. From November 1979 to December 1989, he held various managerial positions with the food service management and in-flight catering divisions of Marriott Corporation (NYSE: MAR), including Executive Vice President of Marriott Corporation and President of Marriott Airport Operations Group. Mr. Altobello began his management career at Georgetown University as Vice President of Administration Services. He is a member of the boards of directors of Arlington Asset Investment Corp. (NYSE: AI), a principal investment firm that invests in mortgage-related and other assets, DiamondRock Hospitality Company (NYSE: DRH), a lodging focused real estate company, Mesa Air Group, Inc., a regional airline and MamaMancini’s Holdings, Inc., a wholesale food manufacturer. Mr. Altobello also served on the advisory board of Hidden Creek Partners until February 2013 and is a trustee of Loyola Foundation, Inc. He holds a Bachelor of Arts in English from Georgetown University in Washington, D. C. and Master of Business Administration from Loyola University in Baltimore, Maryland.
The Board believes that Mr. Altobello’s notable business and leadership experience in the area of corporate governance as a result of his tenure on numerous boards of directors support his election to the Trust’s board of trustees.
Dianne P. Hurley.   Ms. Hurley has been the lead Independent Trustee since March 3, 2016. Ms. Hurley has also served as an independent director and audit committee member of NorthStar/RXR New York Metro Income, Inc. since February 2015, as an independent director and audit committee chair of Griffin-American Healthcare REIT IV, Inc. since February 2016, and as an independent director of NorthStar Realty Europe since August 2016. Ms. Hurley works as a consultant to startup asset management firms and has been the startup Chief Operating Officer of Stonecourt Capital, a middle-market growth private equity firm since September 2016. From August 2015 to September 2016, she consulted as the Chief Operating Officer of Imperial Companies, a startup real estate private investment firm, and from January to June of 2015 she was the startup Chief Administrative Officer of RedBird Capital Partners, a growth private equity firm. Previously, Ms. Hurley served from November 2011 to January 2015 as Managing Director of SG Partners, an executive search firm, where her responsibilities included business development and execution of private equity, hedge fund and real estate recruiting efforts. From September 2009 to November 2011, she served as the Chief Operating Officer, Global Distribution, of Credit Suisse Asset Management, where she was responsible for overall management of the sales business, strategic initiatives, financial and client reporting, and regulatory and compliance oversight. From 2004 to September 2009, Ms. Hurley served as the founding Chief Administrative Officer of TPG-Axon Capital, where she was responsible for investor relations, fundraising, human capital management, compliance policy implementation, joint venture real estate investments and corporate real estate. Earlier in her career Ms. Hurley worked in real estate and corporate finance at Edison Schools Inc. and in the real estate department at Goldman Sachs. Ms. Hurley holds a Bachelor of Arts from Harvard University in Cambridge, Massachusetts and a Master of Business Administration from Yale School of Management, New Haven, Connecticut.
The Board believes that Ms. Hurley’s significant real estate and real estate finance experience, as well as regulatory and oversight compliance experience supports her appointment to the Trust’s board of trustees.
Gregory A. Samay.   Mr. Samay has been an Independent Trustee since March 3, 2016. Mr. Samay has also been an independent director and a member of the audit committee of NorthStar Healthcare since June 2011. Mr. Samay previously served as Chief Investment Officer (previously an Investment Officer) of Fairfax County Retirement Systems consisting of three public pension systems with a combined $6 billion of assets from July 2013 (having previously served as an Investment Officer since July 2011) to July 2016. Mr. Samay served as Executive Director and Chief Investment Officer for Arlington County Employees’ Retirement System, a $1.3 billion public pension plan, from August 2005 to September 2010. Mr. Samay served as Assistant Treasurer for YUM! Brands, Inc. (NYSE: YUM), a quick service restaurant company, from 2003 to 2005. From 1998 to 2002, he served as Vice President and Treasurer of Charles E. Smith Residential Realty, Inc., a publicly traded REIT that merged with Archstone Communities of Denver in 2001 to form Archstone-Smith Trust, a publicly-traded REIT until acquired by Tishman Speyer and Lehman Brothers Holdings Inc. in October 2007. Mr. Samay served as Senior Manager, Capital Markets and Investments, for MCI Corporate from 1996 to 1998. From 1987 to 1996, he held various positions, progressing from Senior Financial Advisor-Corporate Treasury to Assistant Treasurer-Corporate Treasury, for COMSAT Corporation, a global telecommunications company. Mr. Samay holds a Bachelor of Science in Engineering from Pennsylvania State University in University Park, Pennsylvania, and a Master of Business Administration from the Darden School of Business, University of Virginia in Charlottesville, Virginia.
The Board believes that Mr. Samay’s experience directing investments for a large pension fund and serving in various capacities for public REITs supports his election to the Trust’s board of trustees.
Executive Officers
The following persons serve as the Trust’s and the Master Fund’s executive officers in the following capacities:
Name	Age	Positions Held
Daniel R. Gilbert	46	Chairman of the Board, Chief Executive Officer and President
Frank V. Saracino	50	Chief Financial Officer and Treasurer
Brett S. Klein	38	Chief Operating Officer
Sandra M. Forman	51	Chief Compliance Officer, General Counsel and Secretary
The address for each executive officer is c/o NorthStar Real Estate Capital Income Fund, c/o Colony NorthStar, Inc., at 399 Park Avenue, 18th Floor, New York, New York 10022.
Information about Executive Officers Who are Not Trustees
Frank V. Saracino.   Mr. Saracino joined NSAM before the Mergers in August 2015, and has served as the Trust’s and the Master Fund’s Chief Financial Officer and Treasurer since inception. Mr. Saracino has also served as the Chief Financial Officer and Treasurer of the Feeder Fund since December 2015. Mr. Saracino has served as Chief Financial Officer of NorthStar/Townsend Fund since inception and has served as a Director of the REIT Subsidiary since February 2017. Mr. Saracino has served as Chief Financial Officer and Treasurer of NorthStar Corporate Income Fund and NorthStar Corporate Income Master Fund since July 2015 and Chief Financial Officer and Treasurer of NorthStar Corporate Income

Fund-T since November 2015. In addition, Mr. Saracino has served as Chief Financial Officer and Treasurer of each of NorthStar Income, NorthStar Income II, NorthStar Healthcare and NorthStar/RXR since August 2015. Prior to joining NSAM, from July 2012 to December 2014, Mr. Saracino was with Prospect Capital Corporation, or Prospect, where he concentrated on portfolio management, strategic and growth initiatives and other management functions. In addition, during his tenure at Prospect, Mr. Saracino served as Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of each of Priority Income Fund, Inc. and Pathway Energy Infrastructure Fund, Inc., and their respective investment advisers, and served as a Managing Director of Prospect Administration, LLC. Previously, Mr. Saracino was a Managing Director at Macquarie Group, and Head of Finance from August 2008 to June 2012 for its Americas non-traded businesses which included private equity, asset management, lease financing, private wealth, and investment banking. From 2004 to 2008, he served first as Controller and then as Chief Accounting Officer of eSpeed, Inc. (now BGC Partners, Inc.), a publicly-traded subsidiary of Cantor Fitzgerald. Prior to that, Mr. Saracino worked as an investment banker at Deutsche Bank advising clients in the telecom industry. Mr. Saracino started his career in public accounting at Coopers & Lybrand (now PricewaterhouseCoopers) where he earned a CPA and subsequently worked in internal auditing for The Dun & Bradstreet Corporation. He holds a Bachelor of Science degree from Syracuse University.
Brett S. Klein.   Mr. Klein has served as the Trust’s and the Master Fund’s Chief Operating Officer since inception. In addition, Mr. Klein has served as the Chief Operating Officer of the Feeder Fund since December 2015. Mr. Klein has served as Chief Operating Officer of NorthStar Corporate Income Fund and NorthStar Corporate Income Master Fund since July 2015 and Chief Operating Officer of NorthStar Corporate Income Fund-T since November 2015 and has served as a Director of the REIT Subsidiary since February 2017. Mr. Klein has also served as the Chief Operating Officer of NorthStar/RXR, a position he has held since June 2014. Mr. Klein currently serves as a member of the board of directors of Distributed Finance Corporation, a crowd funding technology platform company in which Colony NorthStar is an investor. He also currently serves as a Managing Director of Colony NorthStar, the parent company of the Advisor, a position he has held since January 2017, and heads its Alternative Products Group. Mr. Klein’s responsibilities include oversight of the operational elements of Colony NorthStar’s retail-focused REITs and alternative retail products as well as coordination of sponsor-related activities of Colony NorthStar’s broker-dealer, NorthStar Securities. Mr. Klein continues to be involved with the investment and portfolio management and servicing businesses and works closely with the accounting and legal departments in connection with the operation of the Managed Companies. Mr. Klein also served as a Managing Director at NorthStar Asset Management Group, Ltd., and headed the Alternative Products Group from June 2014 to January 2017. Mr. Klein previously served as a Managing Director of NorthStar Realty and Head of its Structured and Alternative Products Group between January 2011 and June 2014. In addition, from 2004 to 2011, Mr. Klein held similar roles at NorthStar Realty and was responsible for capital markets execution of NorthStar Realty and its retail-focused REIT businesses, including credit facility sourcing/structuring and securitization as well as investments and portfolio management. Mr. Klein joined NorthStar Realty in October 2004, prior to its initial public offering. From August 2004 to October 2004, Mr. Klein was an analyst at NorthStar Capital Investment Corp., a predecessor company of NorthStar Realty. From 2000 to 2004, Mr. Klein worked in the CMBS group at Fitch Ratings, Inc., as Associate Director, where he focused on commercial real estate related securitization transactions. Mr. Klein holds a Bachelor of Science in Finance, Investment and Banking in addition to Risk Management and Insurance from the University of Wisconsin in Madison, Wisconsin.
Sandra M. Forman.   Ms. Forman has served as the Trust’s, the Feeder Fund’s and the Master Fund’s Chief Compliance Officer since October 2015 and General Counsel and Secretary since October 2016. Previously, Ms. Forman served as Associate General Counsel and Assistant Secretary of the Trust and the Master Fund from October 2015 to October 2016 and of the Feeder Fund from December 2015 to October 2016. Ms. Forman has served as Chief Compliance Officer of NorthStar Corporate Income Fund, NorthStar Corporate Income Master Fund and NorthStar Corporate Income Fund-T since October 2015 and General Counsel and Secretary since January 2017. Previously, Ms. Forman served as Associate General Counsel and Assistant Secretary of NorthStar Corporate Income Fund and NorthStar Corporate Income Master Fund from October 2015 to January 2017 and Associate General Counsel and Assistant Secretary of NorthStar Corporate Income Fund-T from November 2015 to January 2017. Ms. Forman has served as Chief Compliance Officer and Secretary of NorthStar/Townsend Fund since inception.

Ms. Forman has also served as Deputy General Counsel at Colony NorthStar since January 2017. Ms. Forman served as Senior Counsel for NSAM from October 2015 to January 10, 2017. Prior to joining NSAM, Ms. Forman was Senior Counsel at Proskauer Rose LLP from July 2014 to October 2015, where she represented investment companies, including registered closed-end funds and business development companies, and REITs regarding legal, corporate governance and compliance issues. In addition, from August 2004 to June 2014, she served as General Counsel, Chief Compliance Officer and Director of Human Resources and from January 2009 to June 2014 as Secretary of Harris & Harris Group, Inc., a publicly traded business development company. From January 2012 to June 2014, she served as General Counsel, Chief Compliance Officer and Secretary of H&H Ventures Management, Inc., a wholly owned subsidiary of Harris & Harris Group, Inc. Ms. Forman began her legal career in the Investment Management Group at Skadden, Arps, Slate, Meagher & Flom LLP. She holds a Bachelor of Arts from New York University in New York, New York, and a Juris Doctor from the University of California Los Angeles in Los Angeles, California.
Trustee Independence
The Board annually determines each trustee’s independence. The Board does not consider a trustee independent unless the Board has determined that he or she has no material business relationship with the Advisor, the Trust or the Master Fund. The Trust and the Master Fund monitor the relationships of their trustees through a questionnaire each trustee completes no less frequently than annually and updates periodically as information provided in the most recent questionnaire changes.
The Board has determined that each of the trustees is independent and has no relationship with the Trust or the Master Fund, except as a trustee and shareholder, with the exception of  Daniel R. Gilbert, as a result of his relationship with the Advisor.
Board Committees
In addition to serving on the Board, trustees may also serve on the audit committee. The Board has designated a chairman of the audit committee. Subject to applicable law, the Board may establish additional committees, change the membership of any committee, fill all vacancies and designate alternate members to replace any absent or disqualified member of any committee, or to dissolve any committee as it deems necessary and in the Trust’s and Master Fund’s best interests.
Audit Committee
The audit committee operates pursuant to a written charter adopted by the Board and is responsible for selecting, engaging and discharging the Trust’s and Master Fund’s independent registered public accounting firms, reviewing the plans, scope and results of the audit engagement with the Trust’s and Master Fund’s independent registered public accounting firms, approving professional services provided by the Trust’s and Master Fund’s independent registered public accounting firms (including compensation therefor), reviewing the independence of the Trust’s and Master Fund’s independent registered public accounting firms and reviewing the adequacy of the Trust’s and Master Fund’s internal control over financial reporting.
The audit committee also serves as the valuation committee of the Board. In this role, the audit committee establishes guidelines and makes recommendations to the Board regarding the valuation of the Trust’s and the Master Fund’s investments. The audit committee is responsible for aiding the Board in fair value pricing of debt and equity securities that are not publicly traded or for which current market values are not readily available. The Board and audit committee may utilize the services of an independent valuation firm to help them determine the fair value of these securities. On a quarterly basis, or more frequently if necessary, the Board’s audit committee also reviews and the Board ratifies the valuation determinations made with respect to the Trust’s and Master Fund’s investments during the preceding period and evaluates whether such determinations were made in a manner consistent with the Trust’s and Master Fund’s valuation policies and procedures. The audit committee has held three (3) meetings since the Trust’s organization.
The members of the audit committee are Daniel J. Altobello, Dianne P. Hurley and Gregory A. Samay, each of whom is an Independent Trustee. Dianne P. Hurley serves as the chairperson of the audit committee. The Board has determined that Dianne P. Hurley is an “audit committee financial expert” as defined under SEC rules.

Nominating and Corporate Governance Committee
The Trust does not have a nominating and corporate governance committee. A majority of the Independent Trustees of the Board recommends candidates for election as trustees. The Trust does not currently have a charter or written policy with regard to the nomination process or Shareholder recommendations. The absence of such a policy does not mean, however, that a shareholder recommendation would not be considered.
The Independent Trustees will consider qualified trustee nominees recommended by the Shareholders when such recommendations are submitted in accordance with the Master Fund’s bylaws and any applicable law, rule or regulation regarding trustee nominations. When submitting a nomination for consideration, a Shareholder must submit the nomination to the secretary of the Board and provide certain information that would be required under applicable SEC rules, including the following minimum information for each trustee nominee: full name, age, business and residential address; number of Shares owned, if any; and all other information relating to such trustee nominee that is required to be disclosed in solicitations of proxies for election of trustees in an election contest, or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended, including such trustee nominee’s written consent to stand for election if nominated by the Board and to serve if elected by the Shareholders.
Compensation of Trustees
Trustees who do not also serve in an executive officer capacity for the Trust, the Master Fund or the Advisor are entitled to receive from the Master Fund an annual fixed fee of  $65,000 (to be prorated for a partial term), an additional fee per Board meeting attended of  $2,000, an additional fee per committee meeting attended of  $1,000 and our audit committee chairperson will receive an additional $10,000 annual retainer (to be prorated for a partial term). These trustees are Daniel J. Altobello, Dianne P. Hurley and Gregory A. Samay. Dianne P. Hurley serves as the lead Independent Trustee/audit committee chairperson.
The Master Fund will also reimburse each of the trustees for all reasonable and authorized business expenses in accordance with the Master Fund’s policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each in-person Board meeting and each committee meeting not held concurrently with a Board meeting.
The Master Fund does not pay compensation to trustees who also serve in an executive officer capacity for the Trust, the Master Fund or the Advisor.
Compensation of Executive Officers
Executive officers will not receive any direct compensation from the Trust. The Trust currently does not have any employees and does not expect to have any employees. Services necessary for the Trust’s business are provided by individuals who are contracted by the Advisor to work on the Trust’s behalf, pursuant to the terms of the Trust Advisory Agreement. The day-to-day investment operations and administration of the portfolio are managed by the Advisor. In addition, the Trust reimburses the Advisor for the allocable portion (subject to review by the Board or Master Fund Board, as appropriate) of the compensation overhead of administrative personnel paid by the Advisor, to the extent such personnel members are not controlling persons of the Advisor or any of its affiliates, subject to the limitations included in the Trust Advisory Agreement and the Master Fund Advisory Agreement.
The Trust Advisory Agreement provides that the Advisor and its officers, trustees, controlling persons and any other person or entity affiliated with it, as applicable, acting as the Trust’s agent shall not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by the Advisor or such other person, and the Advisor and/or such other person, as applicable, shall not be held harmless for any loss or liability suffered by the Trust unless all of the following conditions are met: (i) the Advisor has determined, in good faith, that the course of conduct which caused the loss or liability was in the Trust’s best interests, (ii) the Advisor and/or such other person, as applicable, was acting on behalf of or performing services for the Trust, (iii) the liability or loss suffered was not the result of willful misfeasance, bad faith or gross negligence by the Advisor or its affiliates, as applicable, acting as the Trust’s agent, and (iv) the indemnification or agreement to hold the Advisor and/or such other person, as applicable, harmless is only recoverable out of the Trust’s net assets and not from Shareholders.
Trustee Beneficial Ownership of Shares
The following table shows the dollar range of Shares beneficially owned by each trustee as of December 31, 2016.
Name of Trustee	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)
Interested Trustee
Daniel R. Gilbert	None
Independent Trustee
Daniel J. Altobello	$1 – $10,000
Dianne P. Hurley	None
Gregory A. Samay	None

(1)
Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 –  $500,000, $500,001 – $1,000,000, or over $1,000,000.

All Trustees and executive officers of the Trust as group had no beneficial ownership of the Shares as of December 31, 2016, except that Mr. Altobello owns less than 5% of the Shares.
Shareholder Communications
Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual trustees) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual trustees) and by sending the communication to the Trust’s offices, c/o Colony NorthStar, Inc., at 399 Park Avenue, 18th Floor, New York, New York 10022. Other Shareholder communications received by the Trust not directly addressed and sent to the Board will be reviewed and generally responded to by the Advisor, and will be forwarded to the Board only at the Advisor’s discretion based on the matters contained therein.
Control Persons and Principal Holders of Securities
A control person generally is a person who beneficially owns more than 25% of the voting securities of a company. A wholly owned subsidiary of Colony NorthStar has provided 100% of the initial capitalization of the Trust and therefore may be deemed to be a control person of the Trust because such subsidiary owns 100% of the outstanding Shares as of the date of this prospectus.

Portfolio Management
The Advisor
CNI RECF Advisors, LLC, a newly formed investment adviser that is registered with the SEC under the Advisers Act, serves as the Trust’s and Master Fund’s investment adviser pursuant to the terms of the Trust Advisory Agreement and Master Fund Advisory Agreement, respectively. The Advisor is an affiliate of Colony NorthStar, a publicly-traded, diversified CRE investment and asset management company. The principal office of the Advisor is located, c/o Colony NorthStar, Inc., at CNI RECF Advisors, LLC, 399 Park Avenue, 18th Floor, New York, New York 10022. For more information on the services provided by the Advisor to the Master Fund, see “Management of the Trust and the Master Fund.”
The Trust Advisory Agreement became effective upon the effectiveness of the Registration Statement File No. 333-207678, as amended, previously filed by the Registrant on Form N-2 on April 15, 2016 and will continue in effect for a period of two years from its effective date. The Master Fund Advisory Agreement became effective upon the effectiveness of the Registration Statement File No. 333-207678, as amended, previously filed by the Registrant on Form N-2 on April 15, 2016, and will continue in effect for a period of two years from its effective date. The Trust Advisory Agreement and the Master Fund Advisory Agreement were amended as of February 23, 2017. Following the initial two year period, and if not terminated, sooner, the Trust Advisory Agreement and the Master Fund Advisory Agreement will continue in effect for successive periods of twelve months thereafter, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Trust and Master Fund Board or the vote of a majority of the outstanding securities of the Trust and Master Fund entitled to vote and (2) by the vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval. In addition, the Trust Advisory Agreement and Master Fund Advisory Agreement have termination provisions that allow the respective parties to terminate the agreement without penalty. The Trust Advisory Agreement and Master Fund Advisory Agreement may also be terminated at any time, without penalty, by the Advisor, upon 60 days’ notice to the Trust or Master Fund, as applicable.
Investment Committee of the Advisor
The Advisor’s investment committee is responsible for approving any potential investments. The committee consists of Messrs. Gilbert, Saltzman, Hedstrom, Traenkle, Gatenio, Klein and Patel. Messrs. Gilbert and Klein are also members of Colony NorthStar’s retail platform’s senior management team along with Frank V. Saracino. All investments require the approval of Mr. Gilbert, with investments in excess of  $25 million requiring the further approval of Mr. Saltzman. See “Management of the Trust and the Master Fund — Board of Trustees and Executive Officers” for biographical information pertaining to Mr.  Gilbert and Mr. Klein. Below is biographical information pertaining to the other members of the Advisor’s investment committee:
Richard B. Saltzman.   Mr. Saltzman has served as the Chief Executive Officer and President of Colony NorthStar since January 2017, having previously held the positions of Chief Executive Officer, President and a member of the Board of Directors of Colony, the predecessor to Colony NorthStar. Prior to joining the Colony business in 2003, Mr. Saltzman spent 24 years in the investment banking business primarily specializing in real estate-related businesses and investments. Mr. Saltzman served as the Managing Director and Vice Chairman of Merrill Lynch’s investment banking division. As a member of the investment banking operating committee, he oversaw the firm’s global real estate, hospitality and restaurant businesses. Previously, he also served as Chief Operating Officer of Investment Banking and had responsibility for Merrill Lynch’s Global Leveraged Finance business. Mr. Saltzman was also responsible for various real estate-related principal investments, including the Zell/Merrill Lynch series of funds which acquired more than $3.0 billion of commercial real estate assets and where he was a member of the investment committee. Mr. Saltzman currently serves on the Board of Directors of Kimco Realty Corporation (NYSE: KIM) and the Board of Trustees of Colony Starwood Homes (NYSE: SFR). He has also served as a member of the Board of Governors of the National Association of Real Estate Investment Trusts, on the board of directors of the Real Estate Roundtable and a member of the Board of Trustees of the Urban Land Institute, Treasurer of the Pension Real Estate Association, a Director of the Association

of Foreign Investors in Real Estate and a past Chairman of the Real Estate Capital Policy Advisory Committee of the National Realty Committee. Mr. Saltzman received his Bachelor of Arts from Swarthmore College in 1977 and a Master of Science in Industrial Administration from Carnegie Mellon University in 1979.
Mark M. Hedstrom.   Mr. Hedstrom has served as the Executive Vice President and Chief Operating Officer of Colony NorthStar since January 2017. Mr. Hedstrom previously served as Executive Director and Chief Operating Officer of Colony from April 2015 to January 2017. Prior to becoming the Executive Director and Chief Operating Officer of Colony, Mr. Hedstrom served as Vice President of Colony Financial, Inc. and as Principal and Chief Financial Officer of Colony Capital, LLC (“CCLLC”), where he was responsible for all of CCLLC’s financial and treasury functions and had primary responsibility for CCLLC’s risk management and investor reporting. Prior to joining the Colony business in 1993, Mr. Hedstrom served in senior financial roles with The Koll Company and Castle Pines Land Company and served as a Senior Manager of Ernst & Young. Mr. Hedstrom is a Certified Public Accountant (license inactive) and received a B.S. in Accounting from the University of Colorado in 1980.
Kevin P. Traenkle.   Mr. Traenkle has served as the Executive Vice President and Chief Investment Officer of Colony NorthStar since January 2017, the same position he has held since June 2009 at the preceding company, Colony, prior to the Mergers. Mr. Traenkle served as an Executive Director of Colony from April 2015 to January 2017. Mr. Traenkle also served as a Principal of CCLLC, where he was involved in many facets of the firm’s activities including: distressed debt initiatives, investment and divestment decisions, business development and global client relations. Prior to becoming a Principal at CCLLC in January 2005, Mr. Traenkle served as a Vice President of Acquisitions at CCLLC and was responsible for the identification, evaluation, consummation, and management of investments. Before rejoining the Colony business in 2002, Mr. Traenkle worked for a private equity investment firm, where he was responsible for real estate-related investment and management activities. Prior to joining the Colony business in 1993, Mr. Traenkle worked for an investment bank, First Albany Corporation, in its Municipal Finance department. Mr. Traenkle received a B.S. in Mechanical Engineering in 1992 from Rensselaer Polytechnic Institute in Troy, New York.
Robert C. Gatenio.   Mr. Gatenio has served as the Managing Director & Co-Head of US Investment Management of Colony NorthStar, positions he has held since June 2014 at the preceding company, NSAM, prior to the Mergers. Mr. Gatenio is primarily responsible for Colony NorthStar’s investments in CRE securities, private equity real estate secondaries, and NorthStar Healthcare investments. Mr. Gatenio has previously served as Managing Director of NorthStar Realty since 2010, as well as successive management positions since joining NorthStar Realty in 2006. Mr. Gatenio continues to serve as Vice Chairman of the Board at NorthStar Healthcare. Since his engagement at NorthStar Realty, Mr. Gatenio has overseen the acquisition of over $4 billion in commercial real estate securities, $3 billion in private equity real estate secondaries and has had a leading role in building the healthcare platform across the Managed Companies, which currently include a diversified portfolio of equity and debt healthcare real estate investments in excess of  $9 billion. Prior to joining NorthStar Realty, Mr. Gatenio was with Goldman Sachs, in its Commercial Mortgage origination and distribution group, and previous to that with Goldman Sachs Asset Management, with its Fixed Income Portfolio Management Team. Mr. Gatenio holds a Bachelor of Science in Finance from Syracuse University and a Master of Business Administration from Fordham University Business School.
Sujan S. Patel.   Mr. Patel has served as the Managing Director and Co-Head of U.S. Investment Management at Colony NorthStar since January 2017. He is responsible for overseeing the sourcing, structuring and execution of Colony NorthStar’s opportunistic equity, debt and strategic investments across all asset types and geographies. Prior to the Mergers, Mr. Patel was Managing Director and Co-Head of Investments at NSAM where he was directly involved in or oversaw over $21 billion of closed transactions. Prior to joining NSAM in 2007, Mr. Patel was with Thayer Lodging Group, a lodging dedicated private equity firm, focusing on all aspects of sourcing, acquiring, financing and disposing of over $2 billion of hotel investments. Mr. Patel began his career at Morgan Stanley in their investment banking division based in New York. He currently serves on the Advisory Board of the NYU Schack Institute of Real Estate and is a member of the Board of Advisors of the Graaskamp Center for Real Estate at the Wisconsin School of Business. Mr. Patel also sits on the Major Decision Committee of Island Hospitality Management and on

the Board of SteelWave, a San Francisco Bay Area-based full-service commercial real estate management and operating company. In addition, Mr. Patel is involved in several real estate industry organizations including being a Member of the ULI Global Exchange Council and is a frequent speaker at industry conferences and seminars. Mr. Patel was named by the Commercial Observer in March 2014 as a member of its “Power 100” list honoring top commercial real estate professionals. Mr. Patel received a Bachelor of Arts in Engineering Sciences modified with Economics from Dartmouth College.
The Advisor will rely upon Colony NorthStar’s and its affiliates’ investment professionals including the members of the investment committee and other professionals. See “Management of the Trust and the Master Fund — Board of Trustees and Executive Officers.” In addition, Colony NorthStar may retain additional investment personnel following the date on which the Trust commences operations, based upon its needs.
The compensation of the members of the investment committee is paid by the Advisor or its affiliates, and includes an annual base salary and may include a discretionary annual bonus. In addition, certain investment committee members indirectly hold equity interests in Colony NorthStar or its affiliates and may receive distributions in profits in respect of those interests.
None of the investment committee members is a direct beneficial owner of Shares.
Portfolio Managers
Other Accounts Managed by the Portfolio Managers
The portfolio managers primarily responsible for the day-to-day portfolio management of the Master Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2016: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.
	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
		(in thousands)		(in thousands)
Daniel R. Gilbert
Registered Investment Companies	6	$3,963	2	$3,667
Pooled Investment Vehicles Other Than Registered Investment Companies	4	$6,542,231	4	$6,542,231
Other Accounts.	0	$0	0	$0
Richard B. Saltzman
Registered Investment Companies	6	$3,963	2	$3,667
Pooled Investment Vehicles Other Than Registered Investment Companies	48	$15,550,198	48	$15,550,198
Other Accounts	1	$1,846,841	1	$1,846,841
Mark M. Hedstrom
Registered Investment Companies	6	$3,963	2	$3,667
Pooled Investment Vehicles Other Than Registered Investment Companies	48	$15,550,198	48	$15,550,198
Other Accounts	0	$0	0	$0
Kevin P. Traenkle
Registered Investment Companies	6	$3,963	2	$3,667
Pooled Investment Vehicles Other Than Registered Investment Companies	48	$15,550,198	48	$15,550,198
Other Accounts	1	$1,846,841	1	$1,846,841

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
		(in thousands)		(in thousands)
Robert C. Gatenio
Registered Investment Companies	6	$3,963	2	$3,667
Pooled Investment Vehicles Other Than Registered Investment Companies	4	$6,542,231	4	$6,542,231
Other Accounts	0	$0	0	$0
Brett S. Klein
Registered Investment Companies	6	$3,963	2	$3,667
Pooled Investment Vehicles Other Than Registered Investment Companies	4	$6,542,231	4	$6,542,231
Other Accounts	0	$0	0	$0
Sujan S. Patel
Registered Investment Companies	6	$3,963	2	$3,667
Pooled Investment Vehicles Other Than Registered Investment Companies	4	$6,542,231	4	$6,542,231
Other Accounts	0	$0	0	$0
Compensation of Portfolio Managers
The Advisor’s investment personnel are not employed by the Trust or the Master Fund and receive no direct compensation from the Trust or the Master Fund in connection with their investment management activities.
Securities Ownership of Portfolio Managers
The following table shows the dollar range of equity securities in the Trust beneficially owned by each member of the Advisor’s investment committee as of March 21, 2017.
Name of Investment Committee Member	Dollar Range of Equity Securities in the Trust(1)
Daniel R. Gilbert	None
Richard B. Saltzman	None
Mark M. Hedstrom	None
Kevin P. Traenkle	None
Robert C. Gatenio	None
Brett S. Klein	None
Sujan S. Patel	None

(1)
Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000 or over $1,000,000.

Trust and Master Fund Expenses
The Advisor bears all of its own costs incurred in providing investment advisory services to the Trust and the Master Fund. The Administrator bears all of its own costs incurred in providing the services contemplated by the Administration, Bookkeeping and Pricing Services Agreement.
As described below, however, the Master Fund bears all other expenses incurred in the business of the Master Fund, including amounts that the Master Fund reimburses to the Advisor for certain administrative services that the Advisor provides or arranges at its expense to be provided to the Master Fund pursuant to the Master Fund Advisory Agreement. Similarly, the Trust directly bears all expenses incurred in its operation, including amounts that the Trust reimburses to the Advisor and pays to the Administrator for services provided under the Trust Advisory Agreement and the Administration, Bookkeeping and Pricing Services Agreement, respectively, and the Trust indirectly bears its pro rata portion of all expenses incurred by the Master Fund based on its ownership of Master Fund Shares, including amounts that the Master Fund reimburses to the Advisor for administrative services provided under the Master Fund Advisory Agreement, amounts paid to the Administrator, for administrative services provided under the Administration, Bookkeeping and Pricing Services Agreement, organization and offering costs incurred by the Master Fund and amounts payable to third-party service providers engaged by the Advisor on behalf of the Master Fund. The services provided pursuant to the Trust Advisory Agreement and the Master Fund Advisory Agreement include providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing fund accounting, legal services, investor relations and other administrative services and arranging for payment of the Trust’s and the Master Fund’s expenses.
Expenses borne directly and, through its investment in the Master Fund, indirectly by the Trust include:
•
corporate and organization expenses relating to offerings of Shares and Master Fund Shares, as applicable;

•
the cost of calculating the NAV of Shares and Master Fund Shares, including the cost of any third-party pricing or valuation services;

•
the cost of effecting sales and repurchases of Shares, Master Fund Shares and other securities;

•
the Management Fee and Incentive Fee;

•
investment related expenses (e.g., expenses that, in the Advisor’s discretion, are related to the investment of the Master Fund’s assets, whether or not such investments are consummated), including (as applicable), but not limited to, brokerage commissions, interest expenses, dividends on securities sold but not yet purchased, investment-related travel and lodging expenses and research-related expenses and other due diligence expenses;

•
professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants and other experts;

•
fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs);

•
research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

•
all costs and charges for equipment or services used in communicating information regarding the Master Fund’s transactions among the Advisor and any custodian or other agent engaged by the Master Fund;

•
transfer agent and custodial fees;

•
all costs associated with the provision of information technology services;

•
fees and expenses associated with marketing efforts;

•
federal and any state registration or notification fees;

•
federal, state and local taxes;

•
fees and expenses of the Independent Trustees;

•
the costs of preparing, printing and mailing reports, notices and other communications, including proxy statements, shareholder reports and notices or similar materials, to Shareholders and the Master Fund Shareholders;

•
fidelity bond, Trustees and officers/errors and omissions liability insurance and other insurance premiums;

•
direct costs such as printing, mailing, long distance telephone and staff;

•
routine non-compensation overhead costs, including rent, office supplies, utilities and capital equipment incurred by the Advisor in performing administrative services for the Trust and Master Fund;

•
legal expenses (including those expenses associated with preparing the Trust’s and the Master Fund’s public filings, attending and preparing for Board and Master Fund Board meetings, as applicable, and generally serving as counsel to the Trust and the Master Fund);

•
compliance expenses for the Trust and the Master Fund, including the cost of third-party service providers and any compliance program audit programs;

•
external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Trust and the Master Fund and the preparation of the Trust’s and the Master Fund’s tax information);

•
costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act of 2002;

•
costs associated with the Trust’s and the Master Fund’s chief compliance officer and chief financial officer;

•
all other expenses incurred by the Trust, the Master Fund or the Advisor in connection with administering the Trust’s and the Master Fund’s respective businesses, including expenses incurred by the Advisor in performing administrative services for the Trust or the Master Fund, the allocable portion (subject to review by the Board or Master Fund Board, as appropriate) of the compensation overhead of administrative personnel paid by the Advisor, to the extent such personnel members are not controlling persons of the Advisor or any of its affiliates, and the cost of any third-party service providers engaged to assist the Advisor with the provision of administrative services, subject to the limitations included in the Trust Advisory Agreement and the Master Fund Advisory Agreement; and

•
any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Trust’s and the Master Fund’s respective organizational documents.

Except as otherwise described in this prospectus, the Advisor will be reimbursed and the Administrator will be paid by the Master Fund or the Trust, as applicable, for any of the above expenses that they pay on behalf of the Master Fund or the Trust, including administrative expenses they incur on such entity’s behalf.
Organization and Offering Costs
The Advisor and its affiliates have incurred organization and offering costs, on the Trust’s behalf, of approximately $11,000 and $1,700,000, respectively, as of December 31, 2016. The Advisor and its affiliates are entitled to receive reimbursement for costs paid on behalf of the Trust. The Trust records organization and offering costs each period based upon an allocation determined by the Advisor based on its expectation of total organization and offering costs to be reimbursed. As of March 21, 2017, no organization and offering costs have been allocated to the Trust.

Organization costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Trust’s organization. These costs are expensed as incurred. The Trust’s offering costs include, among other things, legal, accounting, printing and other expenses pertaining to this offering. The offering costs incurred directly by the Trust are accounted for as a deferred charge and are amortized over 12 months on a straight-line basis.
The Trust will reimburse the offering expenses incurred by the Advisor and its affiliates on the Trust’s behalf. However, the Advisor has agreed to limit the amount of  “Organization and Offering Expenses” incurred by the Trust to 1.0% of the aggregate proceeds raised in this offering, exclusive of selling commissions and dealer manager fees. Any reimbursements of organization and offering expenses by the Trust will not exceed actual expenses incurred by the Advisor and its affiliates, and the Advisor is responsible for the payment of the Trust’s cumulative organization and offering expenses to the extent they exceed 1.0% of the aggregate proceeds raised in this offering, exclusive of selling commissions and dealer manager fees.

Management and Incentive Fees
The Trust does not incur a separate management fee or incentive fee under the Trust Advisory Agreement for so long as the Trust has a policy to invest all or substantially all of its assets in the Master Fund, but the Trust and its Shareholders are indirectly subject to the Management Fee and Incentive Fee paid to the Advisor by the Master Fund. Pursuant to the Master Fund Advisory Agreement, and in consideration of the advisory services provided by the Advisor to the Master Fund, the Advisor is entitled to a fee consisting of two components — the management fee and the incentive fee.
Management Fee
The Management Fee is calculated and payable quarterly in arrears at the annual rate of 1.25% of the Master Fund’s average net assets at the end of the two most recently completed calendar quarters (and, in the case of the Trust’s first quarter, the net assets, as of such quarter end). The Management Fee may or may not be taken in whole or in part at the discretion of the Advisor. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter prior to the occurrence of a liquidity event as the Advisor may determine. The Management Fee for any partial quarter will be appropriately prorated.
Incentive Fee
The Incentive Fee will be calculated and payable quarterly in arrears based upon the Master Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, measured quarterly and expressed as a rate of return on the value to the Master Fund’s adjusted capital, at the beginning of the most recently completed quarter, equal to 1.50% per quarter (6.0% annualized), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the calendar quarter, minus the Master Fund’s operating expenses for the quarter (including the Management Fee, expenses reimbursed to the Advisor under the Master Fund Advisory Agreement and any interest expense and distributions paid on any issued and outstanding preferred shares, but excluding the offering and organization expenses and the Incentive Fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as OID, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Master Fund has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. “Adjusted capital” means the cumulative gross proceeds received by the Master Fund from the sale of Master Fund shares (including pursuant to the Master Fund’s distribution reinvestment plan), reduced by distributions to investors that represent a return of capital and amounts paid in connection with repurchases of Master Fund Shares pursuant to the Master Fund’s share repurchase program.
The calculation of the Incentive Fee for each quarter is as follows:
•
No Incentive Fee is payable in any calendar quarter in which the Master Fund’s pre-incentive fee net investment income does not exceed the quarterly hurdle rate of 1.50%;

•
100% of the Master Fund’s pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 1.715% in any calendar quarter (6.86% annualized) is payable to the Advisor. This portion of the Master Fund’s pre-incentive fee net investment income which exceeds the hurdle rate but is less than or equal to 1.715% is referred to as the “catch-up.” The “catch-up” provision is intended to provide the Advisor with an incentive fee of 12.5% on all of the Master Fund’s pre-incentive fee net investment income when the Master Fund’s pre-incentive fee net investment income reaches 1.715% in any calendar quarter; and

•
12.5% of the Master Fund’s pre-incentive fee net investment income, if any, that exceeds 1.715% in any calendar quarter (6.86% annualized) is payable to the Advisor once the hurdle rate is reached and the catch-up is achieved (12.5% of all the Master Fund’s pre-incentive fee net investment income thereafter is allocated to the Advisor).

Example 1: Master Fund’s Incentive Fee on Income for Each Calendar Quarter
Scenario 1
Assumptions
Investment income (including interest, dividends, fees, etc.) = 2.00%
Hurdle rate(1) = 1.50%
Base management fee(2) = 0.3125%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.3875%
Pre-incentive fee net investment income (investment income – (base management fee + other expenses) = 1.30%
Pre-incentive fee net investment income does not exceed the hurdle rate, therefore there is no incentive fee on income payable.
Scenario 2
Assumptions
Investment income (including interest, dividends, fees, etc.) = 2.40%
Hurdle rate(1) = 1.50%
Base management fee(2) = 0.3125%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.3875%
Pre-incentive fee net investment income (investment income – (base management fee + other expenses) = 1.7%
Incentive fee on income = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)
= 100% × (1.7% – 1.50%)
= 0.20%
Pre-incentive fee net investment income exceeds the hurdle rate, but does not fully satisfy the “catch-up” provision, therefore the incentive fee on income is 0.20%.
Scenario 3
Assumptions
Investment income (including interest, dividends, fees, etc.) = 3.2%
Hurdle rate(1) = 1.50%
Base management fee(2) = 0.3125%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.3875%
Pre-incentive fee net investment income (investment income – (base management fee + other expenses) = 2.5%
Catch up = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)
Incentive fee on income = 100% × “catch-up” + (12.5% × (pre-incentive fee net investment income – 1.715%))
Catch up = 1.715% – 1.50%
= 0.215%

Incentive fee on income = (100% × 0.215%) + (12.5% × (2.5% – 1.715%))
= 0.215% + (12.5% × 0.785%)
= 0.215% + 0.098125%
= 0.313%
Pre-incentive fee net investment income exceeds the hurdle rate and fully satisfies the “catch-up” provision, therefore the incentive fee on income is 0.313%.

(1)
Represents 6.0% annualized hurdle rate.

(2)
Represents 1.25% annualized base management fee on net assets. Examples assume assets are equal to adjusted capital.

(3)
Excludes organization and offering expenses.

(4)
The “catch-up” provision is intended to provide the Advisor with an incentive fee of 12.5% on all pre-incentive fee net investment income when net investment income exceeds 1.715% in any calendar quarter.

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:
Quarterly Incentive Fee on
Master Fund’s Pre-Incentive Fee Net Investment Income
(expressed as a percentage of average adjusted capital)
Percentage of Pre-Incentive Fee Net Investment Income Allocated to Quarterly Incentive Fee
These calculations will be appropriately prorated for any period of less than three months.
The fees that are payable under the Master Fund Advisory Agreement for any partial period will be appropriately prorated.
The Advisor may elect to defer or waive all or a portion of the fees that would otherwise be paid to it in its sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to or upon the occurrence of a liquidity transaction as the Advisor may determine in its sole discretion.
Approval of the Advisory Agreement
The Trust Advisory Agreement was approved by the Board on March 3, 2016 and became effective as of May 6, 2016 upon the effectiveness of the Registration Statement File No. 333-207678, as amended, previously filed by the Registrant on Form N-2 on April 15, 2016. An amendment to the Trust Advisory

Agreement was approved by the Board on February 23, 2017. The approvals were made in accordance with, and on the basis of an evaluation satisfactory to the Board as required by, Section 15(c) of the 1940 Act and applicable rules and regulations thereunder, including a consideration of, among other factors, (i) the nature, quality and extent of the advisory and other services to be provided under the agreement, (ii) the investment performance of the personnel who manage investment portfolios with objectives similar to the Trust’s, (iii) comparative data with respect to advisory fees or similar expenses paid by other investment companies with similar investment objectives and (iv) information about the services to be performed and the personnel performing such services under the agreement.
Unless earlier terminated, as described below, the Trust Advisory Agreement will remain in effect for a period of two years from the date it first became effective and will remain in effect from year-to-year thereafter if approved annually by the Board or by the affirmative vote of the holders of a majority of the Trust’s outstanding securities, including in either case, approval by a majority of the Trust’s Trustees who are not interested persons, as defined by the 1940 Act (i.e., the Independent Trustees). Mutual written consent and an affirmative vote of a majority of the Board or the holders of a majority of the Trust’s outstanding voting securities and, in either case, the vote of a majority of the Trust’s Independent Trustees, are also necessary in order to make material amendments to the Trust Advisory Agreement.
The Master Fund Advisory Agreement was approved by the Master Fund Board on March 3, 2016 and became effective as of May 6, 2016 upon the effectiveness of the Registration Statement File No. 333-207678, as amended, previously filed by the Registrant on Form N-2 on April 15, 2016. An amendment to the Master Fund Advisory Agreement was approved by the Master Fund Board on February 23, 2017. The approvals were made in accordance with, and on the basis of an evaluation satisfactory to the Board as required by, Section 15(c) of the 1940 Act and applicable rules and regulations thereunder, including a consideration of, among other factors, (i) the nature, quality and extent of the advisory and other services to be provided under the agreement, (ii) the investment performance of the personnel who manage investment portfolios with objectives similar to the Master Fund’s, (iii) comparative data with respect to advisory fees or similar expenses paid by other investment companies with similar investment objectives and (iv) information about the services to be performed and the personnel performing such services under the agreement.
Unless earlier terminated, as described below, the Master Fund Advisory Agreement will remain in effect for a period of two years from the date it first became effective and will remain in effect from year-to-year thereafter if approved annually by the Master Fund Board or by the affirmative vote of the holders of a majority of the Master Fund’s outstanding securities, including in either case, approval by a majority of the Master Fund’s Independent Trustees. Mutual written consent and an affirmative vote of a majority of the Master Fund Board or the holders of a majority of the Trust’s outstanding voting securities and, in either case, the vote of a majority of the Master Fund’s Independent Trustees, are also necessary in order to make material amendments to the Master Fund Advisory Agreement.
A further discussion regarding the basis of the Board’s approval of the Trust Advisory Agreement and the Master Fund Board’s approval of the Master Fund Advisory Agreement will be available in the Trust’s first annual or semi-annual report to Shareholders and in the Master Fund’s first annual or semi-annual report to Master Fund Shareholders, respectively.

Determination of Net Asset Value
The Trust intends to determine the NAV of Shares daily during the Offering Period and quarterly thereafter, based on the value of its interest in the Master Fund using the NAV of Master Fund Shares provided by the Master Fund. The Trust will calculate NAV per Share by subtracting liabilities (including accrued expenses or distributions) from the total assets of the Trust (the value of its securities, including its Master Fund Shares, plus cash or other assets, including interest and distributions accrued but not yet received) and dividing the result by the total number of outstanding Shares. The Trust will utilize the NAV of the Master Fund Shares as determined by the Master Fund in accordance with the methodology described below in determining the NAV of the Shares.
The Master Fund will calculate NAV per Fund Share by subtracting liabilities (including accrued expenses or distributions) from the total assets of the Master Fund (the value of investments, plus cash or other assets, including interest and distributions accrued but not yet received) and dividing the result by the total number of outstanding Master Fund Shares. The Master Fund’s assets and liabilities are valued in accordance with the principles set forth below.
The Valuation Committee, consisting of personnel from the Advisor whose membership on the Valuation Committee was approved by the Master Fund Board, values the Master Fund’s assets in good faith pursuant to the Master Fund’s valuation policies and procedures that were developed by the Valuation Committee and approved by the Master Fund Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Master Fund Board has adopted policies and procedures for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to the Valuation Committee. On a quarterly basis, or more frequently if necessary, the Master Fund’s audit committee reviews and the Master Fund Board ratifies the valuation determinations made with respect to the Master Fund’s investments during the preceding period and evaluates whether such determinations were made in a manner consistent with the Master Fund’s valuation policies and procedures.
Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC Topic 820, issued by the Financial Accounting Standards Board, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The Advisor provides the Master Fund Board with periodic reports on a quarterly basis, or more frequently if necessary, describing the valuation process applicable to that period. To the extent deemed necessary by the Advisor, the Valuation Committee may review certain securities valued by the Advisor in accordance with the Trust’s valuation policies.
When determining the fair value of an asset, the Valuation Committee seeks to determine the price that would be received from the sale of the asset in an orderly transaction between market participants at the measurement date, in accordance with ASC Topic 820. Fair value determinations are based upon all available inputs that the Valuation Committee deems relevant, which may include indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts for the investment, and valuations prepared by independent valuation firms. However, determination of fair value involves subjective judgments and estimates. Accordingly, the notes to the Master Fund’s consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Master Fund’s consolidated financial statements.
There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each investment while employing a valuation process that is consistently followed. Determinations of fair value involve subjective judgments and estimates.

The Master Fund expects that its portfolio will primarily consist of investments that are not actively traded in the market and for which quotations may not be available. For the purposes of calculating NAV, the Valuation Committee uses the following valuation methods:
Investments where a market price is readily available:
Generally, the value of any equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security. Loans or investments traded over the counter and not listed on an exchange are valued at a price obtained from third-party pricing services, including, where appropriate, multiple broker dealers, as determined by the Valuation Committee.
Investments where a market price is not readily available:
For investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, the Master Fund will value such investments at fair value as determined in good faith by the Master Fund Board, with assistance from the Valuation Committee, in accordance with the Master Fund’s valuation policy.
In making its determination of fair value, the Valuation Committee may retain and rely upon valuations obtained from independent valuation firms; provided that the Valuation Committee shall not be required to determine fair value in accordance with the valuation provided by any single source, and the Valuation Committee shall retain the discretion to use any relevant data, including information obtained from any independent third-party valuation or pricing service, that the Valuation Committee deems to be reliable in determining fair value under the circumstances.
In addition to the foregoing, an independent valuation firm will evaluate certain investments for which a market price is not readily available. Finally, unless the NAV and other aspects of such investments exceed certain thresholds, an independent valuation firm would not undertake such an evaluation.
Below is a description of factors that may be considered when valuing the Master Fund’s CRE investments, where a market price is not readily available:
•
the size and scope of the CRE investment and its specific strengths and weaknesses;

•
rental income, related rental income, expense amounts and expense growth rates;

•
discount rates and capitalization rates;

•
an analysis of recent comparable sales transactions;

•
bona fide third party purchase offers and sale negotiations;

•
prevailing interest rates for like securities;

•
expected volatility in future interest rates;

•
leverage;

•
call features, put features and other relevant terms of the debt;

•
the borrower’s ability to adequately service its debt;

•
the fair value of the CRE investment in relation to the face amount of its outstanding debt;

•
the quality of collateral securing the Master Fund’s CRE debt investments;

•
industry multiples including but not limited to earnings before interest, tax, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in some cases, book value or liquidation value; and

•
other factors deemed applicable.

All of these factors may be subject to adjustments based upon the particular circumstances of an investment or the Master Fund’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners, or acquisition, recapitalization and restructuring expenses or other related or non-recurring items. The choice of analyses and the weight assigned to such factors may vary across investments and may change within an investment if events occur that warrant such a change.
While the Master Fund’s valuation policy is intended to result in a calculation of the Master Fund’s NAV that fairly reflects investment values as of the time of pricing, the Master Fund cannot ensure that fair values determined by the Valuation Committee would accurately reflect the price that the Master Fund could obtain for an investment if it were to dispose of that investment as of the time of pricing (for instance, in a forced or distressed sale). The prices used by the Master Fund may differ from the value that would be realized if the investments were sold. The Master Fund periodically benchmarks the bid and ask prices received from independent valuation firms and/or dealers, as applicable, and valuations received from the independent valuation firms against the actual prices at which it purchases and sells its investments. The Master Fund believes that these prices will be reliable indicators of fair value.

Conflicts of Interest
Affiliates’ Interests in Colony NorthStar and Its Affiliates
General
The Advisor is an indirect subsidiary of the Trust’s sponsor, Colony NorthStar, a Maryland corporation organized to provide, through its subsidiaries, asset management and other services to the Managed Companies.
Colony NorthStar currently sponsors eight other public companies that have raised, are raising or are expected to raise capital through the retail market, NorthStar Income, NorthStar Income II, NorthStar Healthcare, NorthStar/RXR (as a co-sponsor), NorthStar/Townsend, NorthStar Corporate Fund and the Feeder Fund. NorthStar Income, NorthStar Healthcare and NorthStar Income II successfully completed their continuous public offerings in July 2013, December 2015 and November 2016, respectively, and have invested substantially all of their offering proceeds; however, NorthStar Income and NorthStar Healthcare may make investments in the future with proceeds from the sale or repayment of existing investments. NorthStar Income II’s initial public offering of up to $1,500,000,000 in shares of common stock to the public at $10.00 per share and $150,000,000 in common stock pursuant to its DRP at $9.50 per share was initially declared effective by the SEC in May 2013. NorthStar Income II’s offering is expected to terminate on November 4, 2016, unless extended by its board of directors. On February 9, 2015, NorthStar/RXR, a program co-sponsored by Colony NorthStar, had its Registration Statement on Form S-11 for a proposed initial public offering of up to $2.0 billion of common stock declared effective by the SEC. In addition, on February 25, 2016, NorthStar Corporate Fund had its Registration Statements on Form N-2 for an aggregate proposed initial public offering of up to 320,000,000 common shares declared effective by the SEC and on May 6, 2016, the Feeder Fund had its Registration Statement on Form N-2 for a proposed initial public offering of up to 320,000,000 common shares declared effective by the SEC. As a result, it is expected that NorthStar Income II, NorthStar/RXR, NorthStar Corporate Fund and the Feeder Fund will be engaged in their respective public offerings for some period of time during which this offering is also ongoing. With the exception of NorthStar Corporate Fund and the Feeder Fund, none of these prior programs are registered under 1940 Act. NorthStar Income and NorthStar Income II have invested and are expected to continue to invest in assets similar to those in which the Master Fund will be investing.
The Trust’s and the Master Fund’s executive officers and certain of the Trustees may also be officers, directors and managers of Colony NorthStar, NorthStar Securities and/or other affiliates of Colony NorthStar, including NorthStar Income, NorthStar Income II, NorthStar Healthcare, NorthStar/RXR, NorthStar/Townsend, the Feeder Fund, the Master Fund and NorthStar Corporate Fund. These persons have legal obligations with respect to those entities that are similar to their obligations to the Trust and the Master Fund. In the future, these persons and other affiliates of Colony NorthStar may organize other debt-related programs and acquire for their own account debt-related investments that may be suitable for the Master Fund. The Trustees are not restricted from engaging for their own account in business activities of the type conducted by the Master Fund. In addition, Colony NorthStar may grant equity interests in the Advisor to certain personnel performing services for the Advisor and NorthStar Securities.
Allocation of Affiliates’ Time
The Master Fund relies on Colony NorthStar’s key executive officers and employees and members of the retail platform’s senior management team who act on behalf of the Advisor, including Messrs. Barrack, Hamamoto, Saltzman, Tangen, Hedstrom, Traenkle, Sanders, Redington, Gilbert, Klein and Saracino for the day-to-day operation of the Master Fund’s business. Messrs. Barrack, Hamamoto, Saltzman, Tangen, Hedstrom, Traenkle, Sanders and Redington are also executive officers of Colony NorthStar or other affiliates of Colony NorthStar and Messrs. Gilbert, Klein and Saracino are executive officers of the Managed Companies, and are made available to the Advisor pursuant to the Advisor Staffing Agreement. As a result of their interests in other affiliates of Colony NorthStar and/or Managed Companies, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities on behalf of themselves and others, Messrs. Barrack, Hamamoto, Saltzman, Tangen, Hedstrom, Traenkle, Sanders, Redington, Gilbert, Klein and Saracino will face conflicts of interest in allocating their time among the Trust and the Master Fund, the Advisor and other affiliates of Colony NorthStar and other business activities in which they are involved. However, the Trust and the Master Fund believe that the Advisor and its affiliates have sufficient resources and personnel to fully discharge their responsibilities to the Trust, the Master Fund and the Managed Companies and any other affiliates of Colony NorthStar that they advise and manage.
Lack of Separate Representation.    Clifford Chance US LLP has acted as special U.S. federal income tax counsel to the Trust and the Master Fund in connection with this offering and is counsel to the Trust, the Master Fund and the Advisor in connection with this offering and may in the future act as counsel for each such company. Clifford Chance US LLP also currently and may in the future serve as counsel to certain affiliates of the Advisor in matters unrelated to this offering. There is a possibility that in the future the interests of the various parties may become adverse. In the event that a dispute were to arise between the Trust, the Master Fund, NorthStar Securities, the Advisor, or any of its affiliates, separate counsel for such parties would be retained as and when appropriate.
Lack of Information Barriers.    There are no information barriers amongst the Advisor and certain of its affiliates, including the Master Fund. If the Advisor was to receive material non-public information about a particular company, or have an interest in investing in a particular company, the Advisor or certain of its affiliates, including the Master Fund, may be prevented from investing in such company. Conversely, if the Advisor or certain of its affiliates were to receive material non-public information about a particular company, or have an interest in investing in a particular company, the Master Fund may be prevented from investing in such company.
The risk may affect us more than it does other investment vehicles, as the Advisor and its affiliates generally do not use information barriers that many firms implement to separate persons who make investment decisions from others who might possess material, non-public information that could influence such decisions. The Advisor’s decision not to implement these barriers could prevent their investment professionals from undertaking certain transactions such as advantageous investments or dispositions that would be permissible for them otherwise. In addition, the Advisor could in the future decide to establish information barriers, particularly as its business expands and diversifies.
Policies and Procedures for Managing Conflicts; Allocation of Investment Opportunities
The Advisor and its affiliates have both subjective and objective procedures and policies in place designed to manage the potential conflicts of interest between the Advisor’s fiduciary obligations to the Master Fund and its similar fiduciary obligations to other clients. For example and as discussed in further detail below, the Advisor has adopted policies and procedures that seek to allocate investment opportunities between the Master Fund and its other clients fairly and equitably over time. Nonetheless, an investment opportunity that is suitable for multiple clients of the Advisor and its affiliates, including the Master Fund, may not be capable of being shared among some or all of such clients due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed on some clients by the 1940 Act. There can be no assurance that the Advisor’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to the Master Fund. Not all conflicts of interest can be expected to be resolved in the Master Fund’s favor.
Allocation of Investment Opportunities by the Advisor.   The principals of the Advisor have managed and will continue to manage investment vehicles with similar or overlapping investment strategies. In order to address these issues, the Advisor has put in place an investment allocation policy to ensure that investment opportunities are allocated between the Master Fund and the Advisor’s other clients on a fair and equitable basis. In particular, it is expected that any potential investments sourced by the Advisor will be presented to the Advisor’s investment committee for approval. The Advisor’s investment committee will then allocate the investment opportunities presented to it among the Master Fund and the other Managed Companies.
Allocation of Investment Opportunities by Colony NorthStar.   The Master Fund will rely on the Advisor or its affiliates’ investment professionals to identify suitable investment opportunities for the Master Fund as well as the other Managed Companies. The Master Fund’s investment strategy may be similar to that of, and may overlap with, the investment strategies of the other Managed Companies, managed, advised or sub-advised by the Advisor and its affiliates (which collectively are referred to as “Colony NorthStar” for the purposes of this section). The Master Fund’s investment strategy may also be similar to that of, and may overlap with, the investment strategies of certain companies, funds or vehicles that may be co-sponsored, co-branded and co-founded by, or are subject to a strategic relationship between, Colony NorthStar or one of its affiliates, on the one hand, and a strategic or a joint venture partner of Colony NorthStar, or a partner thereof on the other hand (which collectively are referred to as the “Strategic Vehicles”). Therefore, many investment opportunities sourced by Colony NorthStar or one or more of the partners that are suitable for the Master Fund may also be suitable for other Managed Companies and/or Strategic Vehicles.
The Master Fund relies on Colony NorthStar’s investment professionals to identify suitable investment opportunities for the Master Fund as well as the other Managed Companies. The Master Fund’s investment strategy may be similar to that of, and may overlap with, the investment strategies of the other Managed Companies. Therefore, many investment opportunities that are suitable for the Master Fund may also be suitable for other Managed Companies.
Colony NorthStar may allocate investment opportunities sourced by a partner directly to the associated Strategic Vehicle or, as applicable, among multiple associated Strategic Vehicles on a rotating basis, which is referred to as a Special Allocation. For all investment opportunities other than Special Allocations, Colony NorthStar will allocate, in its sole discretion, each investment opportunity to one or more of the Managed Companies, including the Master Fund, and, as applicable, Strategic Vehicles or other accounts managed by Colony NorthStar, for which such investment opportunity is most suitable. When determining the entity for which an investment opportunity would be the most suitable, the factors that Colony NorthStar may consider include, without limitation, the following:
•
investment objectives, strategy and criteria;

•
cash requirements;

•
effect of the investment on the diversification of the portfolio, including by geography, size of investment, type of investment and risk of investment;

•
leverage policy and the availability of financing for the investment by each entity;

•
anticipated cash flow of the asset to be acquired;

•
income tax effects of the purchase;

•
the size of the investment;

•
the amount of funds available;

•
cost of capital;

•
risk return profiles;

•
targeted distribution rates;

•
anticipated future pipeline of suitable investments;

•
the expected holding period of the investment and the remaining term of the Managed Company, if applicable;

•
affiliate and/or related party considerations; and

•
whether a Strategic Vehicle has received a Special Allocation.

If, after consideration of the relevant factors, Colony NorthStar determines that an investment is equally suitable for more than one company, the investment will be allocated on a rotating basis. If, after an investment has been allocated to a particular company, including us, a subsequent event or development, such as delays in structuring or closing on the investment, makes it, in the opinion of Colony NorthStar, more appropriate for a different entity to fund the investment, Colony NorthStar may determine to place the investment with the more appropriate entity while still giving credit to the original allocation. In certain situations, if permitted by the 1940 Act, including SEC interpretive positions, Colony NorthStar may determine to allow more than one Managed Company, including us, and/or a Strategic Vehicle to co-invest in a particular investment. In discharging its duties under the investment allocation, Colony NorthStar will endeavor to allocate all investment opportunities among the Managed Companies, the Strategic Vehicles and Colony NorthStar in a manner that is fair and equitable over time.
While these are the current procedures for allocating investment opportunities, Colony NorthStar may sponsor or co-sponsor, co-brand or co-found additional investment vehicles in the future and, in connection with the creation of such investment vehicles or otherwise, Colony NorthStar may revise the investment allocation policy. It is likely that over time the number of parties who have the right to participate in investment opportunities sourced by Colony NorthStar and/or its partners will increase, thereby reducing the number of investment opportunities available to us. Changes to the investment allocation policy that could adversely impact the allocation of investment opportunities to us in any material respect may be proposed by Colony NorthStar and must be approved by the Master Fund Board. In the event that Colony NorthStar adopts a revised investment allocation policy that materially impacts the Master Fund’s business, the Trust will disclose this information in the reports it files publicly with the SEC, as appropriate.
The decision of how any potential investment should be allocated among the Master Fund and other Managed Companies for which such investment may be most suitable may, in many cases, be a matter of highly subjective judgment which will be made by Colony NorthStar in its sole discretion. Shareholders may not agree with the determination and such determination could have an adverse effect on the Master Fund’s investment strategy. The Master Fund’s right to participate in the investment allocation process described above will terminate once the Master Fund is no longer advised by the Advisor or an affiliate of Colony NorthStar.
Co-Investment Opportunities; Transactions Involving Affiliates.    From time to time, investment opportunities may arise that would be appropriate for both the Master Fund as well as other clients of the Advisor and its affiliates. To the extent permitted by the 1940 Act and interpretations of the staff of the SEC, and subject to the allocation policies of the Advisor and its affiliates, as applicable, the Advisor and its affiliates may deem it appropriate for the Master Fund and one or more other investment accounts managed by the Advisor or any of its affiliates to participate in an investment opportunity. However, due to restrictions under the 1940 Act, unless the Master Fund obtains, or can rely upon, an exemptive order from the SEC, the Master Fund generally will only be permitted to co-invest with, among others, certain entities affiliated with or managed by the Advisor or its affiliates where the only term that is negotiated is price and generally in accordance with existing and future guidance from the SEC staff. The fact that a type of transaction had been determined in the past to be appropriate solely for the Master Fund will not prevent a determination that a similar investment is appropriate for both the Master Fund and certain entities affiliated with or managed by the Advisor or its affiliates, in which case the investment opportunity will be allocated among these affiliated entities on a rotating basis (unless an exemptive order is obtained).
The Master Fund currently intends to rely on the exemptive application filed by certain entities affiliated with the Advisor, which seeks relief from the SEC to engage in certain types of co-investment transactions with certain affiliated entities. Any of these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among the Master Fund and the other participating accounts. To mitigate these conflicts, the Advisor will seek to execute such transactions for all of the participating investment accounts, including the Master Fund, on a fair and equitable basis and in accordance with their respective allocation policies, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of the Master Fund, the clients for which participation is appropriate and any other factors deemed appropriate. However, there can be no assurance that the entities affiliated with the Advisor will obtain such exemptive relief or that Master Fund and the Advisor will be able to rely on such exemptive relief.
In addition, under the 1940 Act, the Master Fund generally may not purchase securities or other property from (or sell them to) affiliates of the Advisor. This may limit the Master Fund’s ability to invest in companies in which funds and other clients of affiliates of the Advisor have already made significant investments.

Receipt of Fees and Other Compensation by the Advisor and Its Affiliates
The Advisor and its affiliates will, directly or indirectly, receive substantial fees from the Master Fund. These fees could influence the Advisor’s advice to the Master Fund as well as the judgment of the investment committee and management personnel of Colony NorthStar who perform services on behalf of the Advisor, some of whom also serve as executive officers, directors and other key professionals of Colony NorthStar. Among other matters, these compensation arrangements could affect their judgment with respect to:
•
the continuation, renewal or enforcement of the Trust’s and the Master Fund’s agreements with the Advisor and its affiliates, including the Trust Advisory Agreement, the Master Fund Advisory Agreement, and the Administration, Bookkeeping and Pricing Services Agreement;

•
public offerings of equity by the Trust, which entitle NorthStar Securities to dealer manager fees and will likely entitle the Advisor to increased management fees;

•
recommendation of more risky or more speculative investments as such investments may increase the Incentive Fee payable to the Advisor; and

•
whether the Master Fund seeks to internalize the Master Fund’s management, which may entail acquiring assets (such as office space, furnishings and technology costs) and other key professionals of Colony NorthStar who are performing services for the Trust and the Master Fund on behalf of the Advisor for consideration that would be negotiated at that time and may result in these professionals receiving more compensation from the Trust and the Master Fund than they currently receive from Colony NorthStar.

Duties Owed by Some of the Affiliates to the Advisor and the Advisor’s Affiliates
The Trust’s and the Master Fund’s executive officers, Trustees and other key professionals of Colony NorthStar performing services on behalf of the Advisor may also be officers, directors, managers and other key professionals of:
•
Colony NorthStar, the Trust’s sponsor;

•
CNI RECF Advisors, LLC, the Advisor;

•
NorthStar Securities;

•
NorthStar Income and its advisor;

•
NorthStar Income II and its advisor;

•
NorthStar Healthcare and its advisor;

•
NorthStar/RXR and its advisor;

•
NorthStar Realty Europe;

•
the Feeder Fund;

•
the Master Fund;

•
NorthStar Corporate Fund;

•
CNI CCEF Advisors, LLC, investment adviser to NorthStar Corporate Fund;

•
NorthStar/Townsend;

•
CNI TCEF Advisors, LLC, investment adviser to NorthStar/Townsend; and

•
Other Colony NorthStar affiliates or Managed Companies.

As a result, they may owe duties to these entities, their shareholders, members and limited partners. These duties may from time-to-time conflict with the fiduciary duties that they owe to the Trust and the Master Fund.

NorthStar Securities is an Affiliate
For this offering, NorthStar Securities has entered into a wholesale marketing agreement with the Distributor. Pursuant to the terms of the wholesale marketing agreement, NorthStar Securities will seek to market and otherwise promote the Trust through various distribution channels. NorthStar Securities will also enter into a wholesale marketing agreement for the public offering of shares of the Feeder Fund. NorthStar Securities acts as the dealer manager for the continuous public offerings of NorthStar Income II and NorthStar/RXR. NorthStar Securities also serves as dealer manager for the public offerings of shares of NorthStar Corporate Income Fund and NorthStar Corporate Income Fund-T. In addition, future Colony NorthStar-sponsored programs may seek to raise capital through public offerings conducted concurrently with this offering. As a result, NorthStar Securities may face conflicts of interest arising from potential competition with these other programs for investors and investment capital.

Purchases of Shares
The Trust is offering on a continuous basis up to 300,000,000 Shares. The Trust intends to terminate the Offering Period at such time as the Master Fund has reached its maximum offering of shares. See “Plan of Distribution.”
An affiliate of Colony NorthStar has invested $2.0 million in the Master Fund (the “Seed Capital Investment”) in exchange for Master Fund Shares. The Master Fund Shares issued to the affiliate of Colony NorthStar for the Seed Capital Investment and the Master Fund Shares issued to the Trust, and any other investment company registered under the 1940 Act which has a principal investment strategy of investing substantially all of its assets in the Master Fund, possess identical characteristics, rights, priorities and preferences. Colony NorthStar and its affiliates will vote their Master Fund Shares in the same proportion as which the other Master Fund Shares are voted.
Shares will be offered through the Distributor at an offering price equal to the Trust’s then-current NAV per Share, plus selling commissions and dealer manager fees of up to 6.0% and 2.0%, respectively, of the Offering Price (the selling commissions and dealer manager fees are collectively referred to as the “Sales Load”). No selling commissions or dealer manager fees will be paid in connection with sales under the DRP. In no event will the underwriting compensation from all sources, including aggregate selling commissions and dealer manager fees exceed 8.0% of the aggregate gross proceeds raised in the offering.
The Trust intends to offer to the public three classes of Shares: Class A Shares, Class D Shares and Class I Shares. The minimum initial investment is $4,000 for Class A and Class D Shares and $100,000 for Class I Shares. The Trust reserves the right to waive investment minimums. Additional purchases must be in increments of  $100, except for purchases made pursuant to the DRP or as otherwise permitted by the Trust. See “Distribution Reinvestment Plan.”
The Trust is offering to sell any combination of Shares, with an aggregate number of Shares up to the maximum offering of Shares. The classes of Shares differ only with respect to the sales load investors must pay. An investor will pay (i) selling commissions and dealer manager fees for the purchase of Class A Shares, (ii) dealer manager fees, but no selling commissions, for the purchase of Class D Shares and (iii) no selling commissions or dealer manager fees for the purchase of Class I Shares. However, regardless of class, each Share will (i) have identical rights with respect to voting and distributions, (ii) will bear its own pro rata portion of the Trust's expenses and (iii) have the same NAV per Share. The Trust will accept purchases of Shares daily.
To purchase Shares in the offering, an investor may buy and sell shares through Financial Intermediaries. Such Financial Intermediaries may be authorized to designate other intermediaries to receive purchase or sale orders on the Trust’s behalf. Orders will be placed at the appropriate price, which shall be a price that is not less than the Trust’s then-current NAV (exclusive of dealer manager fees and commissions) next computed after it is received by a Financial Intermediary and accepted by the Trust. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Trust and for forwarding payment promptly. Orders placed with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the New York Stock Exchange is open for business will be priced based on the Trust’s then-current NAV determined as of such day, plus any applicable Sales Load, while orders placed with a Financial Intermediary after the close of regular trading (generally after 4:00 p.m., Eastern Time) on a day that the New York Stock Exchange is open for business will be priced based on the Trust’s then-current NAV determined on the day following the date upon which such order is received by the Financial Intermediary plus any applicable Sales Load.
An investor also may complete and sign a subscription agreement for a specific dollar amount equal to or greater than the minimum initial investment for the applicable class of Shares, and pay such amount at the time of subscription; provided, however, that the Trust reserves the right to accept subscriptions less than $4,000. An investor should make his or her check payable to “NorthStar Real Estate Capital Income

Fund.” Subscriptions will be effective only upon the Trust’s acceptance and it reserves the right to reject any subscription in whole or in part. Subscriptions will be priced based on the Trust’s NAV determined as of the date the subscription is received by the Trust plus any applicable Sales Load. Subscriptions will be accepted or rejected by the Trust within ten days of receipt and, if rejected, all funds will be returned to subscribers without deduction for any expenses without interest, unless otherwise required by applicable law. Pending acceptance of an investor's subscription, proceeds will be deposited into an account for his or her benefit. An investor does not have the option of rescinding a purchase order after the Shares to be purchased pursuant to the subscription agreement have been issued to the investor. See “Plan of Distribution — Purchasing Shares.”
For Shares purchased through a subscription, an approved trustee must process and forward to the Trust subscriptions made through individual retirement accounts (“IRAs”), Keogh plans and 401(k) plans. In such case, the Trust will send the confirmation and notice of its acceptance to the trustee.

Share Repurchase Program
The Trust does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Trust to repurchase such Shareholder’s Shares or any portion thereof. Because no public market will exist for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment prior to any liquidity transaction, other than through the Trust’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors. The Trust will use its reasonable efforts to repurchase Shares in connection with a Shareholder’s death or qualifying disability so long as such repurchase does not affect the Trust’s or Master Fund’s (i) compliance with the asset coverage requirements of the 1940 Act or (ii) qualification as a RIC.
To provide Shareholders with limited liquidity, the Trust intends to conduct quarterly repurchases of Shares. Each repurchase offer will generally be conducted in parallel with a corresponding repurchase offer made by the Master Fund with respect to Master Fund Shares. The first offer to repurchase Shares from Shareholders is expected to occur in the first full calendar quarter after Shares are first sold to the public. In months in which the Trust repurchases Shares, the Trust will conduct repurchases no later than the 15th day of the month, or the next business day if the 15th day is not a business day. Any offer to repurchase Shares will be conducted solely through written tender offer materials mailed to each Shareholder (and not through this prospectus) in accordance with the requirements of Rule 13e-4 of the Exchange Act.
The Trust’s quarterly repurchases will be conducted on such terms as may be determined by the Board in its complete and absolute discretion unless, in the judgment of the Independent Trustees, such repurchases would not be in the best interests of Shareholders or would violate applicable law. The Board also will consider the following factors, among others, in making its determination regarding whether to cause the Trust to offer to repurchase Shares and under what terms:
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the effect of such repurchases on the Trust’s and/or the Master Fund’s qualification as a RIC and the REIT Subsidiary’s qualification as a REIT (including the consequences of any necessary asset sales);

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the liquidity of the Master Fund’s assets (including fees and costs associated with disposing of assets);

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the Master Fund’s investment plans;

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the Trust’s and the Master Fund’s working capital requirements;

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the Trust’s history in repurchasing Shares or portions thereof; and

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the condition of the securities markets.

The Trust currently intends to limit the number of Shares to be repurchased on each date of repurchase to the number of Shares the Trust can repurchase with, in the Board’s sole discretion, (1) the aggregate proceeds it has received from the issuance of Shares pursuant to its DRP, for the previous quarter, and/or (2) the aggregate proceeds it has received from the sale of Shares, other than such Shares issued pursuant to its DRP, for the previous calendar month immediately prior to the date upon which the notification to repurchase Shares was provided to Shareholders. The Board may, in its sole discretion, determine to limit the number of Shares to be repurchased to an amount that is greater than or less than the amounts described above. The Trust will further limit the number of Shares to be repurchased in any calendar quarter to 5.0% of the weighted average number of Shares outstanding in the previous full calendar quarter prior to the date upon which the notification to repurchase Shares was provided to Shareholders. In addition, beginning with our second calendar year of operations, the Trust will limit the number of Shares to be repurchased in any calendar year to 20.0% of the weighted average number of Shares outstanding in the prior calendar year. The Trust will offer to repurchase such Shares at a price equal to the NAV per Share in effect on each date of repurchase.

The Trust’s assets consist primarily of its interest in Master Fund Shares. Therefore, in order to finance the repurchase of Shares pursuant to its repurchase offers, the Trust may find it necessary to liquidate all or a portion of its interest in Master Fund Shares. As a result, the Trust will not conduct a repurchase offer for Shares unless the Master Fund simultaneously conducts a repurchase offer for Master Fund Shares. The members of the Board also serve on the Master Fund Board and the Master Fund Board expects that the Master Fund will conduct repurchase offers for Master Fund Shares as necessary to permit the Trust to meet its obligations under its repurchase offers. However, there can be no assurance that the Master Fund Board or the Board will, in fact, decide to undertake any repurchase offers.
In order to tender Shares to be repurchased, a Shareholder must tender at least 25% of the Shares owned by such Shareholder. If a Shareholder chooses to tender only a portion of their Shares, the Shareholder must maintain a minimum balance of  $4,000 of Class A or Class D Shares (unless the Trust waives the minimum balance requirement) following a tender of Shares for repurchase or of  $100,000 for Class I Shares (unless the Trust waives the minimum balance requirement) following a tender of Shares for repurchase. If the amount of repurchase requests exceeds the number of Shares the Trust seeks to repurchase, the Trust will repurchase Shares on a pro rata basis. As a result, the Trust may repurchase less than the full amount of Shares that a Shareholder requests to have repurchased. To the extent a Shareholder seeks to tender all of the Shares they own and the Trust repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Class A or Class D Shares of less than $4,000 following such Share repurchase or a balance of Class I Shares of less than $100,000 following such Share repurchase. If the Trust does not repurchase the full amount of Shares that a Shareholder requests to be repurchased, or the Trust determines not to make repurchases of Shares, a Shareholder may not be able to dispose of their Shares. Any periodic repurchase offers will be subject in part to the Trust’s available cash and compliance with the RIC qualification and diversification rules promulgated under the Code and the REIT Subsidiary’s compliance with the REIT qualification and diversification rules promulgated under the Code.
The Board will require that the Trust repurchase Shares or portions thereof from Shareholders pursuant to written tenders only on terms it determines to be fair to the Trust and to all Shareholders. Repurchases of Shares by the Trust will be paid in cash. Repurchases will be effective after receipt and acceptance by the Trust of all eligible written tenders of Shares from Shareholders.
When the Board determines that the Trust will offer to repurchase Shares or fractions thereof, tender offer materials will be provided to Shareholders describing the terms thereof, and containing information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity.
Any repurchase offer presented to Shareholders will remain open for a minimum of 20 business days following the commencement of the offer. In the materials that the Trust will send to Shareholders, the Trust will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the repurchase offer in order to be valid.
In order to submit Shares to be repurchased, Shareholders will be required to complete a letter of transmittal, which will be included in the materials sent to Shareholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the repurchase offer, Shareholders may withdraw their tenders by submitting a notice of withdrawal to the Trust.
The Trust will not repurchase Shares, or fractions thereof, if such repurchase will cause the Trust to be in violation of the securities or other laws of the United States, Delaware or any other relevant jurisdiction.
While the Trust intends to conduct quarterly repurchase offers as described above, the Trust is not required to do so and the Board or the Master Fund Board may amend, suspend or terminate the share repurchase program at any time. Investors have no right to require the Trust to redeem their Shares. See “Risk Factors — The Trust has no obligation to repurchase Shares at any time.”
In the event that the Advisor or any of its affiliates holds Shares in the capacity of a Shareholder, any such affiliates may tender Shares for repurchase in connection with any repurchase offer the Trust makes on the same basis as any other Shareholder.

Liquidity Strategy
The Trust and the Master Fund intend to explore a liquidity event for Shareholders approximately five years following the completion of this offering or at such earlier time as the Board and the Master Fund Board may determine, taking into consideration market conditions and other factors. Accordingly, investors should consider that they may not have access to the money they invest for an indefinite period of time or until a liquidity event is completed. The Trust may determine not to pursue a liquidity event if it believes that then-current market conditions are not favorable for a liquidity event.
A liquidity event could include (i) the purchase by the Master Fund for cash of all the Trust’s Master Fund Shares at NAV and the distribution of that cash to the Trust’s Shareholders on a pro rata basis in connection with the Trust’s complete liquidation and dissolution; (ii) subject to the approval of the shareholders of each feeder fund, including the Trust, a listing of the Master Fund Shares on a national securities exchange and the liquidation and dissolution of each feeder fund, including the Trust, at which point all shareholders of each feeder fund would become direct shareholders of the Master Fund; or (iii) a merger or another transaction approved by the Board and the Master Fund Board in which the Shareholders will receive cash or securities of a publicly-traded company. The aforementioned scenarios are referred to as “liquidity events.”
While the Trust and the Master Fund intend to explore a liquidity event approximately five years following the completion of this offering or at such earlier time as the Board and the Master Fund Board may determine, taking into consideration market conditions and other factors, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that there will be a liquidity event at all.
In making a determination of what type of liquidity event is in the best interest of Shareholders, the Board and the Master Fund Board, including the Independent Trustees, may consider a variety of criteria including, but not limited to, the allocation of the Master Fund’s portfolio among various issuers and industries, portfolio performance, the Trust’s and the Master Fund’s financial condition, potential access to capital as a listed company, market conditions for the sale of the Master Fund’s assets or listing of the Master Fund’s shares, internal management considerations and the potential for Shareholder liquidity. However, the Trust and the Master Fund are not required to complete a liquidity event and may choose not to do so for an indefinite period, if at all.
Prior to the completion of a liquidity event, the Trust’s share repurchase program may provide a limited opportunity for Shareholders to have their Shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price the Shareholder paid for the Shares being repurchased. See “Share Repurchase Program” for a detailed description of the Trust’s share repurchase program.

Description of Capital Structure
The following description is based on relevant portions of the Delaware Statutory Trust Act and on the Trust’s declaration of trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act and the Trust’s declaration of trust and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, for a more detailed description of the provisions summarized below.
Shares of Beneficial Interest
The Trust’s declaration of trust authorizes the issuance of an unlimited number of common shares of beneficial interest, with a par value of  $0.001 per Share unless the Trustees determine otherwise. There is currently no market for Shares, and the Trust does not expect that a market for Shares will develop in the foreseeable future. Pursuant to the Trust’s declaration of trust and as permitted by Delaware law, Shareholders are entitled to the same limitation of personal liability extended to shareholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, or the DGCL, and therefore generally will not be personally liable for the Trust’s debts or obligations.
Set forth below is a chart describing the classes of the Trust’s securities outstanding as of March 21, 2017:
(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Trust or for its Account	Amount Outstanding Exclusive of Amount Under Column (3)
Class A Common Share, $0.001 par value	300,000,000	—	11,560
Class D Common Share, $0.001 par value	—	—	—
Class I Common Share, $0.001 par value	—	—	—
Preferred Shares, $0.001 par value	—	—	—
Under the terms of the Trust’s declaration of trust, all Shares will have equal rights as to voting and, when consideration for Shares is received by the Trust, will be fully paid and nonassessable. Distributions may be paid to Shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion, exchange or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Trust’s declaration of trust provides that the Board shall have the power to repurchase shares. In the event of the Trust’s dissolution, after the Trust pays or adequately provides for the payment of all claims and obligations of the Trust, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each Share will be entitled to receive, according to its respective rights, a pro rata portion of the Trust’s assets available for distribution, subject to any preferential rights of holders of the Trust’s outstanding preferred shares, if any. Each Share will be entitled to one vote on all matters on which a vote of Shareholders is required by the 1940 Act, the Trust’s declaration of trust or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Trust’s declaration of trust, the Trust is not required to hold annual meetings of Shareholders. The Trust only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders.
The Shares are highly illiquid and appropriate only as a long-term investment. An investment in Shares should be considered only by investors who can assess and bear the illiquidity and other risks associated with such an investment.
Preferred Shares and Other Securities
The Trust’s declaration of trust provides that the Board may, subject to the Trust’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Trust to issue securities of the Trust other than Shares (including preferred shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.

Preferred shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance and before any distribution is made with respect to the Shares and before any purchase of Shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of the Trust’s total assets after deducting the amount of such distribution or purchase price, as the case may be, and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares.
Number of Trustees; Appointment of Trustees; Vacancies; Removal
The Trust’s declaration of trust provides that the number of Trustees shall be determined by a written instrument signed by all of the Trustees then in office and, after a public offering of shares, shall be no less than two (2) and no more than fifteen (15). As set forth in the Trust’s declaration of trust, a Trustee’s term of office shall terminate and a vacancy shall occur in the event of the death, resignation, removal, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office, or removal, of a Trustee. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a written instrument signed by all of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been duly elected and qualified pursuant to the Trust’s declaration of trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.
The Trust’s declaration of trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the declaration of trust) (i) with or without cause, at any meeting of Shareholders by a vote of three quarters (75%) of the outstanding Shares or (ii)  with or without cause at any time by written instrument signed by all of the remaining Trustees, specifying the date when such removal shall become effective.
As of March 21, 2017, the Trust had a total of four (4) members of the Board, three (3) of whom were Trustees that are considered independent and are not “interested persons” (as defined in the 1940 Act) of the Trust, the Master Fund or the Advisor, such persons also referred to as the Independent Trustees. Pursuant to the 1940 Act, at least 40% of the members of the Board must be Independent Trustees.
Shareholder Voting
The Trust’s declaration of trust provides for shareholder voting as required by the 1940 Act or other applicable laws and as the Board may consider and determine necessary or desirable but otherwise permits, consistent with Delaware law, actions by the Board without seeking the consent of Shareholders. The Trust is not required to hold an annual meeting of Shareholders, but the Trust will call special meetings of Shareholders whenever required by the 1940 Act or by the terms of the declaration of trust. The declaration of trust provides that, except as may be provided in the terms of any class of shares, each outstanding Share of beneficial interest entitles the holder to one vote on all matters submitted to a vote of Shareholders, including the election of Trustees. All Shareholders of record of all classes of the Trust vote together, except where required by the 1940 Act to vote separately by class, or when the Board has determined that a matter affects only the interests of one or more classes of shares.
Amendment of Declaration of Trust and Bylaws
Subject to the provisions of the 1940 Act, pursuant to the Trust’s declaration of trust, the Board may amend the declaration of trust without any vote of Shareholders. Pursuant to the Trust’s declaration of trust and the bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.
Pass-Through Voting on Fund Matters
Whenever the Trust, as a Master Fund shareholder, is requested to vote on matters pertaining to the Master Fund, the Trust will hold a meeting of Shareholders and vote its interest in the Master Fund for or against such matters proportionately to the instructions to vote for or against such matters received from Shareholders. The Trust shall vote Master Fund Shares for which it receives no voting instructions in the same proportion as the Shares for which it receives voting instructions.
Disclosure of Shareholder Holdings
The declaration of trust specifically requires Shareholders, upon demand, to disclose information with respect to the direct and indirect ownership of shares in order to comply with various laws or regulations, and the Trust may disclose such ownership if required by law or regulation, or as the Board may otherwise decide.
Conflict with Applicable Laws and Regulations
The Trust’s declaration of trust provides that if and to the extent that any provision of the Trust’s declaration of trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Trust as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Trust’s declaration of trust; provided, however, that such determination shall not affect any of the remaining provisions of the declaration of trust or affect the validity of any action taken or omitted to be taken prior to such determination.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Pursuant to the Trust’s declaration of trust, Trustees and officers of the Trust will not be subject in such capacity to any personal liability to the Trust or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.
Except as otherwise provided in the Trust’s declaration of trust, the Trust will indemnify and hold harmless any current or former Trustee or officer of the Trust against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Trust, except for any liability arising by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s position, which is in accordance with the 1940 Act. The Trust will make advance payments in connection with expenses incurred by Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Trust’s declaration of trust, which provides that the Trust will advance the expenses of defending any action for which indemnification is sought if the Trust receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Trust if it is subsequently determined that the indemnitee is not entitled to such indemnification.
The Master Fund has entered into the Master Fund Advisory Agreement with the Advisor and the Trust entered into the Trust Advisory Agreement with the Advisor. The Master Fund Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Advisor is not liable for any error or judgment or mistake of law or for any loss the Master Fund suffers. Similarly, the Trust Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Advisor is not liable for any error or judgment or mistake of law or for any loss the Trust suffers.
The Trust Advisory Agreement provides that the Advisor will indemnify the Trust and any of its affiliates and controlling persons for any liability and expenses, including reasonable attorneys’ fees, which the Trust or any of its affiliates and controlling persons may sustain as a result of the Advisor’s willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder or violation of applicable law. In addition, the Master Fund Advisory Agreement provides that the Advisor will indemnify the Master Fund and any of its affiliates and controlling persons for any liability and expenses, including reasonable attorneys’ fees, which the Master Fund or any of its affiliates and controlling persons may sustain as a result of the Advisor’s willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder or violation of applicable law.

Regulation
Each of the Trust and the Master Fund is a non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act. As registered closed-end investment companies, the Trust and the Master Fund are subject to regulation under the 1940 Act. Under the 1940 Act, unless authorized by vote of a majority of the outstanding voting securities, neither the Trust nor the Master Fund may:
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change its classification to an open-end management investment company;

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except in accordance with its policies with respect thereto as recited in this prospectus, borrow money, issue senior securities, underwrite securities issued by other persons, purchase or sell real estate or commodities, sell securities short, purchase on margin, or write put and call options or make loans to other persons;

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deviate from any policy in respect of concentration of investments in any particular industry or group of industries as recited in this prospectus, deviate from any investment policy which is changeable only if authorized by shareholder vote under the 1940 Act, or deviate from any fundamental policy recited in its registration statement in accordance with the requirements of the 1940 Act; or

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change the nature of its business so as to cease to be an investment company.

A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company.
As with other companies regulated by the 1940 Act, a registered closed-end management investment company must adhere to certain substantive regulatory requirements. A majority of the trustees must be persons who are not interested persons of the company, as that term is defined in the 1940 Act. Additionally, a registered closed-end management investment company is required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the closed-end management investment company. Furthermore, a registered closed-end management investment company is prohibited from protecting any trustee or officer against any liability to the company or its shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. The company may also be prohibited under the 1940 Act from knowingly participating in certain transactions with its affiliates without the prior approval of the SEC.
A registered closed-end management investment company generally is required to meet an asset coverage ratio with respect to its outstanding senior securities representing indebtedness, defined under the 1940 Act as the ratio of the Trust’s gross assets (less all liabilities and indebtedness not represented by senior securities) to its outstanding senior securities representing indebtedness, of at least 300% after each issuance of senior securities representing indebtedness. In addition, the company is generally required to meet an asset coverage ratio with respect to its outstanding preferred shares, as defined under the 1940 Act as the ratio of gross assets (less all liabilities and indebtedness not represented by senior securities) to outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of outstanding preferred shares, of at least 200% immediately after each issuance of such preferred shares. The company is also prohibited from issuing or selling any senior security if, immediately after such issuance, it would have outstanding more than (i) one class of senior security representing indebtedness, exclusive of any promissory notes or other evidences of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, or (ii) one class of senior security which is stock, except that in each case any such class of indebtedness or stock may be issued in one or more series.
A registered closed-end management investment company generally is not able to issue and sell its common shares at a price below NAV per share. It may, however, sell its common shares at a price below the then-current NAV of its common shares if the board of trustees determines that such sale is in the company’s best interests and the best interests of its shareholders, and its shareholders approve such sale. In addition, the company may generally issue new shares of its common shares at a price below NAV in rights offerings to existing shareholders, in payment of dividends and in certain other limited circumstances.
A registered closed-end management investment company may borrow funds to make investments. A registered closed-end management investment company may also, consistent with the limitations of the 1940 Act, borrow funds in order to make the distributions required to maintain its status as a RIC under Subchapter M of the Code.
Fundamental Investment Policies
The policies and restrictions identified as fundamental below are the Trust’s and the Master Fund’s only fundamental investment policies. Fundamental policies may not be changed without the approval of the holders of a majority of the Trust’s or the Master Fund’s outstanding voting securities, as defined in the 1940 Act.
As a matter of fundamental policy, each of the Trust and the Master Fund:
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concentrates its investments in the real estate industry, including, without limitation, CRE debt, CRE equity investments, CMBS, REITs, other real-estate related securities, loans and other instruments that are secured by or otherwise have exposure to, real estate.

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may borrow money, make loans or issue senior securities to the fullest extent permitted by applicable law, including the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules, regulations or orders may be amended from time to time.

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may underwrite securities to the fullest extent permitted by applicable law, including the Securities Act of 1933, as amended, or the Securities Act, and the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC, as such statutes, rules, regulations or orders may be amended from time to time.

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may not purchase or sell real estate, except that the Trust or the Master Fund may: (a) acquire or lease office space for its own use, (b) invest in securities and/or other instruments of issuers that invest in real estate or interests therein or that are engaged in or operate in the real estate industry, (c) invest in securities and/or other instruments that are secured by real estate or interests therein, (d) purchase and sell mortgage-related securities and/or other instruments, including CMBS and (e) hold and sell real estate acquired by the Trust or the Master Fund as a result of the ownership of securities and/or other instruments.

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may purchase or sell commodities, commodities contracts, futures contracts and related options, options or forward contracts to the fullest extent permitted by applicable law, including the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules, regulations or orders may be amended from time to time.

Neither the Trust nor the Master Fund intends to operate as diversified investment companies under the 1940 Act.
Borrowings and Senior Securities
The Trust is permitted to issue one class of indebtedness and one class of stock senior to its common shares, subject to limitations imposed by the 1940 Act. The 1940 Act generally limits the extent to which the Trust may utilize borrowings and “uncovered” transactions that, together with any other senior securities representing indebtedness, to 33 1∕3% of the Trust’s total assets at the time utilized (i.e., 300% asset coverage). In addition, the 1940 Act limits the extent to which the Trust may issue preferred shares to 50% of the Master Fund’s total assets (less the Master Fund’s obligations under senior securities representing indebtedness).
The Trust is also permitted to issue promissory notes or other evidences of indebtedness in consideration of a loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, provided that its asset coverage with respect to its outstanding senior securities representing indebtedness is at least equal to 300% immediately thereafter. In addition, while any senior securities remain outstanding, the Trust must make provisions to prohibit any distribution to its shareholders or the repurchase of such securities or shares unless it meets the applicable asset coverage ratios at the time of the distribution or repurchase. The Trust may also borrow amounts up to 5% of the value of its gross assets for temporary or emergency purposes without regard to asset coverage.
The Master Fund will “cover” its derivative positions by segregating an amount of cash and/or liquid securities to the extent required by the 1940 Act and applicable SEC interpretations and guidance from time to time. Although it has no current intention to do so, the Master Fund may use leverage through the issuance of Preferred Shares, provided that the Master Fund maintains asset coverage equal to at least 200% immediately after each issuance of Preferred Shares. Shareholders bear all costs and expenses incurred by the Trust either directly or indirectly, including such costs and expenses associated with any leverage incurred by the Trust.
In addition to any indebtedness incurred by the Master Fund, the special purpose vehicles that are wholly owned by the Master Fund or any subsidiary of the Master Fund, including the REIT Subsidiary, may also utilize leverage, including by mortgaging properties held by the special purpose vehicles, or by acquiring property with existing debt. Any such borrowings will generally be the sole obligation of each respective special purpose vehicle, without any recourse to any other special purpose vehicle, the REIT Subsidiary, the Master Fund, the Trust or its assets, and the Master Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless the financial statements of the special purpose vehicle, or the subsidiary of the Master Fund that owns such special purpose vehicle, will be consolidated in accordance with Regulation S-X and other accounting rules. If cash flow is insufficient to pay principal and interest on a special purpose vehicle’s borrowings, a default could occur, ultimately resulting in foreclosure of any security instrument securing the debt and a complete loss of the investment, which could result in losses to the REIT Subsidiary and, therefore, to the Master Fund and the Trust.
To the extent that subsidiaries of the Master Fund, including the REIT Subsidiary, directly incur leverage in the form of debt (as opposed to non-recourse borrowings made through special purpose vehicles), the amount of such recourse leverage used by the Master Fund and such subsidiaries, including the REIT Subsidiary, will be consolidated and treated as senior securities for purposes of complying with the 1940 Act’s limitations on leverage by the Master Fund. Accordingly, it is the Master Fund’s present intention to utilize leverage through debt or borrowings in an amount not to exceed 33 1∕3% of the Master Fund’s total assets (i.e., maintain 300% asset coverage), less the amount of any direct debt or borrowing by subsidiaries of the Master Fund, including the REIT Subsidiary, if any. Because the REIT Subsidiary’s preferred shares represent a small amount of leverage by the REIT Subsidiary, such leverage will also be consolidated for purposes of complying with the 1940 Act’s limitations on the Master Fund’s ability to issue Preferred Shares.
Compliance Policies and Procedures
The Trust, the Master Fund and the Advisor has adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. The Trust’s and the Master Fund’s chief compliance officer is responsible for administering these policies and procedures.
Proxy Voting Policies and Procedures
The Master Fund has delegated its proxy voting responsibility to the Advisor. The proxy voting policies and procedures of the Advisor are set forth below. The guidelines are reviewed periodically by the Advisor and the Independent Trustees and, accordingly, are subject to change.
Rule 206(4)-6 under the Advisers Act requires the Advisor to adopt and implement written policies and procedures, reasonably designed to ensure that it votes proxies in the best interest of its clients. The Advisor votes proxies for the Master Fund, and therefore has adopted and implemented the following proxy voting policy.

The Advisor has adopted proxy voting policies and procedures designed to ensure that proxies are properly voted and that any conflicts of interest are addressed appropriately. The general policy is to vote proxy proposals as well as any amendments, consents or resolutions relating to client securities in a manner that serves the best interests of client accounts, as determined by the Advisor in its discretion, taking into account various factors, including, without limitation, the impact on the value of the securities.
The Advisor is rarely requested to vote the proxies of traditional operating companies on behalf of its clients. However, the Master Fund may invest in limited partnership or similar equity interests (“LP Interests”) in PERE funds and from time to time be requested to vote on or consent to certain matters in connection with investing in such LP Interests.
The investment committee should be aware of any proxy that requires a vote, consent or election. The investment committee shall determine the appropriate manner in which such proxy shall be voted. In some instances, it may be appropriate to abstain from voting (e.g., if the cost of a vote outweigh the benefits). In all cases, the investment committee shall maintain documentation of how each proxy was voted and provide such documentation to the Master Fund’s Chief Compliance Officer or designee periodically.
Proxy voting for RIC clients may be delegated to a third party or an affiliate of the Advisor. The Advisor would receive at least annual reporting of proxies voted by the third party or an affiliate of the Advisor voting on behalf of the RIC client in order to oversee its services under the advisory agreement as well as to facilitate the filing of Form N-PX by the RIC client, as necessary. Proxy voting policies will also be disclosed as required in registration statements and disclosure documents. Additionally, the third party or the affiliate of the Advisor voting on behalf of the RIC clients will have their own proxy voting policies and procedures. The Advisor will monitor the third party and/or the Advisor’s affiliate’s compliance with its proxy voting policies and procedures.
Information regarding how the Advisor voted proxies with respect to the Master Fund’s portfolio securities during the most recent 12-month period will be available without charge by making a written request to the Master Fund’s Chief Compliance Officer c/o Colony NorthStar, Inc., at 399 Park Avenue, 18th Floor, New York, New York 10022, by calling the Master Fund at (212) 547-2600, or on the SEC’s website at http: sec.gov. The proxy voting policy and procedures of the Advisor is also attached as Appendix A.
Code of Ethics
The Trust and the Advisor have adopted a joint code of ethics pursuant to Rule 17j-1 under the 1940 Act and the Trust has also approved the Advisor’s code of ethics that were adopted under Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act. This code establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to this code may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Master Fund, so long as such investments are made in accordance with the applicable code’s requirements. The code of ethics is attached as exhibits to the registration statement of which this prospectus is a part. Shareholders may also read and copy this code of ethics at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549. Shareholders may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, the code of ethics will be available on the EDGAR Database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549-0102.
Sarbanes-Oxley Act of 2002
The Sarbanes-Oxley Act of 2002 imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect the Trust. For example:
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pursuant to Rule 30a-2 under the 1940 Act, the Trust’s chief executive officer and chief financial officer must certify the accuracy of the financial statements contained in the Trust’s periodic reports;

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pursuant to Item 11 of Form N-CSR and Item 2 of Form N-Q, the Trust’s periodic reports must disclose the Trust’s conclusions about the effectiveness of the Trust’s disclosure control and procedures; and

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pursuant to Item 11 of Form N-CSR and Item 2 of Form N-Q, the Trust’s periodic reports must disclose whether there were significant changes in the Trust’s internal control over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires the Trust to review its current policies and procedures to determine whether it complies with the Sarbanes-Oxley Act and the regulations promulgated thereunder. The Trust will monitor its compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that it is in compliance therewith.
Reports to Shareholders
This prospectus sets forth concisely important information about the Trust and the Master Fund that a prospective investor should know before investing in Shares. Investors are advised to read this prospectus carefully and to retain it for future reference. The Trust will file annual, semi-annual and quarterly reports with the SEC. The SEC also maintains a website at http://www.sec.gov that contains such information. This information will also be available free of charge by contacting the Trust at 5299 DTC Boulevard, Suite 900, Greenwood Village, CO 80111, Attn: Investor Relations or by telephone at (877) 940-8777 or the Trust website at http://www.northstarsecurities.com/crefund/. Information contained on the website is not incorporated by reference into this prospectus and you should not consider that information to be part of this prospectus.
Subject to availability, you may authorize the Trust to provide prospectuses, prospectus supplements, periodic reports and other information, referred to herein as “documents,” electronically by so indicating on your subscription agreement, or by sending the Trust instructions in writing in a form acceptable to the Trust to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While the Trust imposes no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on the Trust’s website. You may access and print all documents provided through this service. As documents become available, the Trust will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If the Trust’s e-mail notification is returned to the Trust as “undeliverable,” the Trust will contact you to obtain your updated e-mail address. If the Trust is unable to obtain a valid e-mail address for you, the Trust will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and the Trust will resume sending you a paper copy of all required documents. However, in order for the Trust to be properly notified, your revocation must be given to the Trust a reasonable time before electronic delivery has commenced. The Trust will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

U.S. Federal Income Tax Considerations
The following is a description of certain material U.S. federal income tax considerations applicable to the Trust, the Master Fund and the REIT Subsidiary and an investment in the Trust. The discussion below provides general tax information related to an investment in the Trust, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Trust and does not address any state, local, non-U.S. or other tax consequences. It is based on the Code and U.S. Treasury regulations thereunder and administrative pronouncements and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a Shareholder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to Shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a Shareholder that holds Shares as a capital asset and is a U.S. Shareholder.
A “U.S. Shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the Trust.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is a partner in a partnership holding Shares should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of Shares.
The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and Shareholders should consult their tax advisors about the U.S. federal, state, local or non-U.S. tax consequences of an investment in the Trust.
Taxation of the Trust and the Master Fund
Taxation of RICs in General
The Trust and the Master Fund intend to elect to be treated, and intend to qualify annually, as RICs under Subchapter M of the Code beginning with the taxable year ending December 31, 2017. As a RIC, the Trust generally will not have to pay corporate-level U.S. federal income taxes on any income that it distributes to Shareholders from its tax earnings and profits. Similarly, as a RIC, the Master Fund generally will not have to pay corporate-level U.S. federal income taxes on any income that it distributes to the Trust and any other Master Fund Shareholders from its tax earnings and profits.
Gross Income and Asset Tests
To qualify as a RIC in any tax year, each of the Trust and the Master Fund must, among other things, satisfy both an income composition test and an asset composition test. Because the Trust intends to invest substantially all of its assets in the Master Fund, the Trust will generally qualify as a RIC if the Master Fund qualifies as a RIC. Each of the Trust and the Master Fund will qualify as a RIC if   (i) at least 90% of each of the Trust’s and the Master Fund’s gross income for such tax year consists of dividends; interest;

payments with respect to certain securities loans; gains from the sale or other disposition of stock, securities or foreign currencies, other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and net income derived from interests in “qualified publicly-traded partnerships” (such income, “Qualifying RIC Income”) and (ii) each of the Trust’s and the Master Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of each of the Trust’s and the Master Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Trust’s or Master Fund’s, as applicable total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of each of the Trust’s and the Master Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Master Fund controls and that are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more “qualified publicly-traded partnerships.”
The Master Fund’s share of income derived from a partnership other than a “qualified publicly-traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Master Fund. A “qualified publicly-traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if  (i) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (ii) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in stock or securities (or options and futures with respect to stock or securities). Each of the Trust and the Master Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in stock and securities.
Annual Distribution Requirements
In addition, in order to qualify for and maintain RIC tax treatment, each of the Trust and the Master Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to the sum of 90% of its “investment company taxable income,” determined without regard to any deduction for dividends paid, and its net tax-exempt interest income for such tax year. If the Trust and the Master Fund qualify as RICs and satisfy this distribution requirement, the Trust and the Master Fund generally will not be subject to U.S. federal income tax on their “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that they distribute (including amounts that are reinvested pursuant to the DRP and the Master Fund’s distribution reinvestment plan, as applicable). In general, a RIC’s “investment company taxable income” for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Trust and the Master Fund intend to distribute all or substantially all of their “investment company taxable income,” net tax-exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains that the Trust and the Master Fund do not distribute in a timely manner, would be subject to U.S. federal income tax at regular corporate rates.
As a RIC, each of the Trust and the Master Fund would be subject to a nondeductible 4% U.S. federal excise tax on certain undistributed amounts in respect of each calendar year, referred to herein as the “4% U.S. federal excise tax”. In order to avoid the 4% U.S. federal excise tax, each of the Trust and the Master Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of   (i) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period ending on October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For purposes of determining whether the Trust and the Master Fund have met this distribution requirement, the Trust and the Master Fund will be deemed to have distributed any income or gains on which they have been subject to U.S. federal income tax. However, any distribution declared by the Master Fund or the Trust in October, November or December of any calendar year, payable to Master Fund shareholders or Shareholders, respectively, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for U.S.

federal income tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Trust and the Master Fund intend generally to endeavor each year to avoid the imposition of the 4% U.S. federal excise tax, but there can be no assurance in this regard.
If the Master Fund or the Trust utilizes leverage through the issuance of preferred shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Master Fund’s or the Trust’s ability to declare and pay dividends on Master Fund Shares or the Shares. Limits on the Master Fund’s and the Trust’s ability to pay dividends on Master Fund Shares and the Shares may prevent the Master Fund or the Trust from meeting the distribution requirements described above and, as a result, may affect the Master Fund’s or the Trust’s status as a RIC and subject the Master Fund or the Trust to the 4% U.S. federal excise tax. The Master Fund’s failure to qualify as a RIC would impact the Trust’s ability to qualify as a RIC. The Master Fund and the Trust will endeavor to avoid restrictions on their ability to make distribution payments. If the Master Fund or the Trust is precluded from making distributions on Master Fund Shares or the Shares because of any applicable asset coverage requirements, the terms of preferred shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed for the Master Fund or the Trust to meet the distribution requirements for qualification as a RIC, will be paid to the holders of preferred shares as a special distribution. This distribution can be expected to decrease the amount that holders of preferred shares would be entitled to receive upon redemption or liquidation of such preferred shares.
If the Trust or the Master Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in any tax year, the Trust or the Master Fund, as applicable, would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of corporate Shareholders and may be eligible to be qualified dividend income for non-corporate Shareholders. In addition, the Trust or the Master Fund, as applicable, could be required to recognize unrealized gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Master Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Master Fund and the Trust may be able to avoid losing their status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.
As described above, the Trust will invest substantially all of its assets in the Master Fund, which intends to qualify as a RIC. Failure of the Master Fund to so qualify will have an adverse effect on the qualification of the Trust as a RIC. Distributions by the Master Fund and redemptions of Master Fund Shares may result in taxable distributions to Master Fund shareholders of ordinary income or capital gains. If Master Fund Shares are purchased within 30 days before or after redeeming at a loss other Master Fund Shares, all or a part of the loss will not be deductible by the Trust and instead will increase the Trust’s basis for the newly purchased Master Fund Shares.
The remainder of this discussion assumes that the Trust and the Master Fund will qualify and maintain their qualification as RICs and have satisfied the distribution requirements described above.
Taxation of Master Fund Investments
General
Certain of the Master Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of stock or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Master Fund to recognize income or gain without a corresponding receipt of cash and (7) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Master Fund to be subject to U.S. federal income tax or the 4% U.S. federal excise tax and, under certain circumstances, could affect the Master Fund’s and consequently the Trust’s status as a RIC. The Master Fund monitors its investments and may make certain tax elections in order to mitigate the effect of these provisions.
Phantom Income
Due to the nature of the assets in which the Master Fund will invest, the Master Fund may be required to recognize taxable income from certain of its assets in advance of its receipt of cash flow on or proceeds from disposition of such assets, referred to herein as “phantom income,” and the Master Fund may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets.
The Master Fund may acquire debt instruments, including CMBS, in the secondary market for less than their face amount. The discount at which such debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as “market discount” for U.S. federal income tax purposes. The Advisor expects the Master Fund to accrue market discount on a constant yield to maturity of the debt instrument, based generally on the assumption that all future payments on the debt instrument will be made. Accrued market discount is reported as income when, and to the extent that, any payment of principal on the debt instrument is received, unless the Master Fund elects to include accrued market discount in incomes as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument would ultimately be collected in full. If the Master Fund collects less on the debt instrument than its purchase price plus any market discount the Master Fund had previously reported as income, the Master Fund may not be able to benefit from any offsetting loss deductions in subsequent years. In certain cases, the Master Fund may be able to cease accruing interest income with respect to a debt instrument, to the extent there is reasonable doubt as to the Master Fund’s ability to collect such interest income. However, if the Master Fund recognizes insufficient interest income, and the IRS were to successfully assert that it did not accrue the appropriate amount of income with respect to such a debt instrument in a given taxable year, the Master Fund may be required to increase its taxable income with respect to such year, which could cause the Master Fund to be required to pay a deficiency dividend or a tax on undistributed income, or fail to qualify as a RIC.
Some of the CMBS that the RIC will purchase may have been issued with OID. The Master Fund will be required to accrue OID based on a constant yield method and income will accrue on the CMBS based on the assumption that all future payments on such CMBS will be made. If such CMBS turn out not to be fully collectible, an offsetting loss will only become available in a later year when uncollectiblity is provable. Moreover, such loss will likely be treated as a capital loss and the utility of that deduction would therefore depend on the Master Fund having capital gain in that later year or thereafter. The Master Fund may also be required under the terms of the indebtedness that it incurs to use cash received from interest payments to make principal payment on that indebtedness, with the effect that the Master Fund will recognize income but will not have a corresponding amount of cash available for distribution to the Trust.
Due to each of these potential differences between income recognition or expense deduction and related cash receipts or disbursements, there is a significant risk that the Master Fund may have substantial taxable income in excess of cash available for distribution. In that event, the Master Fund may need to borrow funds or take other actions to satisfy the RIC distribution requirements for the taxable year in which this “phantom income” is recognized.
Investments in Foreign Companies
The Master Fund may invest in securities of foreign corporations that are classified under the Code as passive foreign investment companies, or PFICs or as controlled foreign corporations, or CFCs.
In general, a foreign corporation is classified as a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general under the PFIC rules, an “excess distribution” received with respect to an equity interest in a PFIC is treated as having been realized ratably over the period during which the Master Fund held the equity interest in the PFIC. The Master Fund itself will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Master Fund’s holding period in prior tax years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior tax years) even though the Master Fund distributes the corresponding income to Master Fund shareholders. Excess distributions include any gain from the sale of an equity interest in a PFIC as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.
The Master Fund may be eligible to elect alternative tax treatment with respect to an equity interest in a PFIC (a “QEF Election”). Under a QEF Election, the Master Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If a QEF Election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Alternatively, the Master Fund may be able to elect to mark-to-market its equity interest in a PFIC, resulting in any unrealized gains at the Master Fund’s tax year end being treated as though they were realized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the equity interest in the PFIC’s would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years with respect to an equity interest in the same PFIC.
Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income with respect to PFIC stock, as well as subject the Master Fund itself to tax on certain income from PFIC stock, the amount that must be distributed to Master Fund shareholders, and which will be taxed to Master Fund shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in equity interests in a PFIC. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of  “qualified dividend income” as discussed below.
In general, a foreign corporation is classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. stockholders. A “U.S. stockholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation. If the Master Fund is treated as receiving a deemed distribution from a CFC, the Master Fund will be required to include such distribution in its investment company taxable income regardless of whether it receives any actual distributions from such CFC, and such income will be taken into account for purposes of the Master Fund’s annual distribution requirement and the 4% U.S. federal excise tax. If the Master Fund acquires a 10% or lesser interest in a CFC that is also treated as a PFIC, the Master Fund will be required to treat the foreign corporation as a PFIC for U.S. federal income tax purposes.
Although the Code generally provides that income inclusions from a PFIC with respect to which a RIC has a QEF Election in place and income inclusions from a CFC will be Qualifying RIC Income to the extent the income is distributed to a RIC in the year it is included in the RIC’s income, the Code does not specifically provide whether income inclusions from a PFIC with respect to which the RIC has a QEF Election in place and income inclusions from CFC for which no distribution is received during the RIC’s taxable year would be Qualifying RIC Income. The IRS has issued a series of private rulings in which it has concluded that all income inclusions from a PFIC with respect to which a RIC has a QEF Election in place and all income inclusions form a CFC in a RIC’s income would constitute Qualifying RIC Income. A private letter ruling may be relied upon only by the taxpayer to whom it is issued, and the IRS may revoke a private letter ruling. Consistent with the position adopted by the IRS in those private letter rulings and based on advice of counsel concerning the classification of such income inclusions for purposes of the RIC income test, the Trust and the Master Fund intend to treat such income inclusions that meet certain requirements as Qualifying RIC Income. Notwithstanding the IRS’s determination in the private letter rulings described above, it is possible that the IRS could successfully assert that such income does not qualify as Qualifying RIC Income, which, if such income together with other income the Trust or the Master Fund earns does not qualify as Qualifying RIC Income exceeded 10% of the Trust and/or the Master Fund’s gross income, could cause the Trust and/or the Master Fund to be subject to a penalty tax and could impact its ability to qualify as a RIC.
Foreign Taxes
Income received by the Master Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Master

Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Master Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Master Fund will be successful in this regard. If more than 50% of the value of the Master Fund’s total assets at the close of its tax year consists of securities of foreign corporations, the Master Fund will be eligible to elect to “pass-through” to the Trust the amount of foreign income and similar taxes paid by the Master Fund. If at least 50% of the value of the Trust’s total assets at the close of each quarter of its tax year is represented by interests in other RICs (as is expected to be the case for the Trust), the Trust may elect to “pass through” to Shareholders the amount of foreign taxes paid or deemed paid by the Trust. If the Trust so elects, each Shareholder would be required to include in gross income, even though not actually received, each Shareholder’s pro rata share of the foreign taxes paid or deemed paid by the Trust, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against U.S. federal income tax (but not both).
Foreign Currency
Under the Code, gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Master Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Master Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of some investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Master Fund’s investment company taxable income to be distributed to Master Fund shareholders, including the Trust, as ordinary income. This would, in turn, impact the amount of ordinary income distributed by the Trust to Shareholders. For example, fluctuations in exchange rates may increase the amount of income that the Master Fund must distribute in order to qualify for treatment as a RIC and to prevent application of a U.S. federal excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Master Fund would not be able to make ordinary distributions, or distributions made before the losses were realized would be re-characterized as a return of capital to Master Fund shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce each Master Fund shareholder’s basis in Master Fund Shares.
Excess Inclusion Income
If the Master Fund acquires a residual interest in a REMIC, the Master Fund may realize excess inclusion income. In addition, if the Master Fund is deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on mortgage loans owned by the Master Fund, such arrangement will be treated as a taxable mortgage pool for U.S. federal income tax purposes.
The Master Fund may be subject to U.S. federal income tax at the highest corporate income tax rate on income allocated from the REIT Subsidiary, or any other REIT in which the Master Fund holds an interest, that is treated as “excess inclusion income,” that is allocable to the percentage of the Master Fund Shares held in record name by “disqualified organizations,” which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on unrelated business taxable income. See “The REIT Subsidiary — Effect of Subsidiary Entities — Taxable Mortgage Pools.” To the extent that common stock owned by “disqualified organizations” is held in record name by a broker/dealer or other nominee, the broker/dealer or other nominee would be liable for the corporate level tax on the portion of the Master Fund’s excess inclusion income allocable to the common stock held by the broker/dealer or other nominee on behalf of the “disqualified organizations.” Because this tax would be imposed on the Master Fund, all of the Master Fund’s investors, including investors that are not disqualified organizations, will bear a portion of the tax cost associated with the classification of the Master Fund or a portion of the Master Fund’s assets as a taxable mortgage pool. The Trust would be subject to tax at the highest corporate tax rate on any excess inclusion income allocated to their owners that are disqualified organizations.

In addition, if the Master Fund is allocated excess inclusion income and allocates it to shareholders, this income cannot be offset by net operating losses of the Master Fund Shareholders. If the shareholder is a foreign person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the shareholder is a REIT, a RIC, common trust fund or other pass-through entity, such as the Trust, the shareholder’s allocable share of the Master Fund’s excess inclusion income could be considered excess inclusion income of such entity.
Investment in the REIT Subsidiary
Provided that the REIT Subsidiary qualifies as a REIT, distributions made to the Master Fund out of the REIT Subsidiary’s current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by the Master Fund as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to the REIT Subsidiary’s common stock constitutes a dividend for U.S. federal income tax purposes, the REIT Subsidiary’s earnings and profits will be allocated first to distributions with respect to the REIT Subsidiary’s preferred stock, if any, and then to the REIT Subsidiary’s common stock. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. shareholders who receive dividends from taxable subchapter C corporations.
In addition, distributions from the REIT Subsidiary that are designated as capital gain dividends will be taxed to the Master Fund as long-term capital gains, to the extent that they do not exceed the actual net capital gain of the REIT Subsidiary for the taxable year, without regard to the period for which the Master Fund has held the REIT Subsidiary’s stock. To the extent that the REIT Subsidiary elects under the applicable provisions of the Code to retain the REIT Subsidiary’s net capital gains, the Master Fund will be treated as having received, for U.S. federal income tax purposes, the REIT Subsidiary’s undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by the REIT Subsidiary on such retained capital gains. The Master Fund will increase its adjusted tax basis in the REIT Subsidiary’s common stock by the difference between its allocable share of such retained capital gain and its share of the tax paid by the REIT Subsidiary.
Distributions from the REIT Subsidiary in excess of the REIT Subsidiary’s current or accumulated earnings and profits will not be taxable to the Master Fund to the extent that they do not exceed the adjusted tax basis of the Master Fund’s shares of the REIT Subsidiary’s common stock in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of the Master Fund’s shares of the REIT Subsidiary’s common stock, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by the REIT Subsidiary in October, November or December of any year and payable to the Master Fund if it is the holder of record on a specified date in any such month will be treated as both paid by the REIT Subsidiary and received by the Master Fund on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.
To the extent that the REIT Subsidiary has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “— Taxation of the REIT Subsidiary” and “— Annual Distribution Requirements.” Such losses, however, are not passed through to the Master Fund and do not offset income of the Master Fund from other sources, nor do they affect the character of any distributions that are actually made by the REIT Subsidiary, which are generally subject to tax in the hands of the Master Fund to the extent that the REIT Subsidiary has current or accumulated earnings and profits.
The REIT Subsidiary
Taxation of the REIT Subsidiary
As discussed above, the Master Fund intends to hold certain of its assets, including privately offered real estate equity investments, through the REIT Subsidiary. The Master Fund intends to monitor the value of the shares of the REIT Subsidiary such that not more than 25% of the value of either the Trust’s or the Master Fund’s total assets is invested in the REIT Subsidiary.
The REIT Subsidiary intends to elect to be treated, and intends to qualify annually, as a REIT under the Code beginning with the taxable year ending December 31, 2017. The Advisor believes that the REIT Subsidiary has been organized and intend to operate the REIT Subsidiary, in a manner that allows it to qualify for taxation as a REIT under the Code provided the REIT Subsidiary satisfies the 50% Test.
While the Advisor believes that the REIT Subsidiary is organized and intends to operate so that it will qualify as a REIT provided it satisfies the 50% Test, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in circumstances or applicable law, no assurance can be given by the Advisor that the REIT Subsidiary will so qualify for any particular year.
Qualification and taxation as a REIT depends on the REIT Subsidiary’s ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code. In addition, the REIT Subsidiary’s ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which the REIT Subsidiary invests. The REIT Subsidiary’s ability to qualify as a REIT also requires that it satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by it or which serve as security for loans made by it. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of the REIT Subsidiary’s operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.
Taxation of REITs in General
As indicated above, qualification and taxation as a REIT depends upon the REIT Subsidiary’s ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below, under “— Requirements for Qualification as a REIT.” While the Advisor intends to operate the REIT Subsidiary so that it qualifies as a REIT, no assurance can be given that the IRS will not challenge the REIT Subsidiary’s qualification as a REIT or that it will be able to operate in accordance with the REIT requirements in the future. See “— Failure to Qualify.”
Provided that the REIT Subsidiary qualifies as a REIT, it will generally be entitled to a deduction for dividends that it pays and, therefore, will not be subject to U.S. federal corporate income tax on its net taxable income that is currently distributed to its shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that results generally from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the shareholder level, upon a distribution of dividends by the REIT.
Even if the REIT Subsidiary qualifies for taxation as a REIT, however, it would be subject to U.S. federal income taxation as follows:
•
It would be taxed at regular U.S. federal corporate rates on any undistributed income, including undistributed net capital gains.

•
It may be subject to the “alternative minimum tax” on the REIT Subsidiary’s items of tax preference, if any.

•
If it has net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income would be subject to a 100% tax. See “— Prohibited Transactions” and “— Foreclosure Property” below.

•
If it elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” it may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to U.S. federal corporate income tax at the highest applicable rate (currently 35%).
•
If it fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it would be subject to a 100% tax on an amount equal to (1) the greater of  (A) the amount by which it fails the 75% gross income test or (B) the amount by which it fails the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.

•
If it fails to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but the REIT Subsidiary’s failure is due to reasonable cause and not due to willful neglect and it nonetheless maintains its REIT qualification because of specified cure provisions, it would be required to pay a tax equal to the greater of  $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which it failed to satisfy the asset tests.

•
If it fails to satisfy any provision of the Code that would result in the REIT Subsidiary’s failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, it may retain its REIT qualification but it would be required to pay a penalty of  $50,000 for each such failure.

•
If it fails to distribute during each calendar year at least the sum of  (1) 85% the REIT Subsidiary’s REIT ordinary income for such year, (2) 95% of the REIT Subsidiary’s REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), it would be subject to a 4% excise tax on the excess of the required distribution over the sum of  (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.

•
It may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor the REIT Subsidiary’s compliance with rules relating to the composition of the REIT Subsidiary’s shareholders, as described below in “— Requirements for Qualification as a REIT.”

•
A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between the REIT Subsidiary and any TRSs it may own if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•
It may elect to retain and pay U.S. federal income tax on the REIT Subsidiary’s net long-term capital gain. In that case, the Master Fund, would include the REIT Subsidiary’s undistributed long-term capital gain (to the extent it makes a timely designation of such gain to the Master Fund) in its income, would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for the tax deemed to have been paid, and an adjustment would be made to increase the Master Fund’s basis in the REIT Subsidiary’s common stock.

•
It may have subsidiaries or own interests in other lower-tier entities that are subchapter C corporations, the earnings of which could be subject to U.S. federal corporate income tax.

In addition, the REIT Subsidiary may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and foreign income, franchise property and other taxes. The REIT Subsidiary could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT
The Code defines a REIT as a corporation, trust or association:
(1)
that is managed by one or more trustees or directors;

(2)
the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)
that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)
that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)
the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)
in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly through the application of certain attribution rules under the Code, by any five or fewer “individuals” as defined in the Code to include specified entities, or the 50% Test;

(7)
that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked;

(8)
that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

(9)
that uses the calendar year for U.S. federal income tax purposes; and

(10)
that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. The Advisor intends to cause the REIT Subsidiary to issue the Preferred Shares to more than 100 shareholders, which the Advisor believes will cause the REIT Subsidiary to satisfy the requirements described in condition (5).
For purposes of the 50% Test, the REIT Subsidiary will “look through” to the beneficial owners of the Master Fund Shares and the Shares. Accordingly, if five or fewer individuals or certain specified entities during the last half of any taxable year own, directly or indirectly, more than 50% of the REIT Subsidiary’s shares through the Master Fund or the Trust, then the REIT Subsidiary’s qualification as a REIT could be jeopardized. The Advisor intends to monitor all purchases and transfers of the REIT Subsidiary’s shares, the Master Fund Shares and Shares by regularly reviewing, among other things, ownership filings required by the federal securities laws to monitor the beneficial ownership of the REIT Subsidiary’s Shares to ensure that the REIT Subsidiary will meet and will continue to meet the 50% Test. However, the Advisor may not have the information necessary for it to ascertain with certainty whether or not the REIT Subsidiary satisfies the 50% Test, and may not be able to prevent the Subsidiary REIT from failing to satisfy the 50% Test. In addition, the attribution rules that apply for purposes of determining the ownership of shares for purposes of condition (6) are complex and in some cases dependent on facts that are not always easy to determine. Accordingly, no assurance can be given that the REIT Subsidiary will at all times satisfy condition (6). In the event the REIT Subsidiary fails to satisfy condition (6), the REIT Subsidiary would fail to qualify as a REIT. See “— Failure to Qualify.” For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

To monitor compliance with the share ownership requirements, the REIT Subsidiary is generally required to maintain records regarding the actual ownership of the REIT Subsidiary’s shares. To do so, the Master Fund and the Trust, on behalf of the REIT Subsidiary, must demand annual written statements from its record holders disclosing the actual owners holding a “significant percentage” of the REIT Subsidiary’s shares through the Master Fund and the Trust. A list of those persons failing or refusing to comply with this demand must be maintained as part of the REIT Subsidiary’s records. Failure by the REIT Subsidiary’s company to comply with these record-keeping requirements could subject the REIT Subsidiary to monetary penalties. If the REIT Subsidiary satisfies these requirements and after exercising reasonable diligence would not have known that the 50% Test is not satisfied, it will be deemed to have satisfied such condition. A shareholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.
With respect to condition (8), the Advisor believes that the REIT Subsidiary will not have any non-REIT earnings and profits. With respect to condition (9), the Advisor intends that the REIT Subsidiary will adopt December 31 as the REIT Subsidiary’s taxable year end and thereby satisfy this requirement.
Effect of Subsidiary Entities
Ownership of Partnership Interests
In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, the REIT Subsidiary’s proportionate share of the assets and items of income of partnerships in which it owns an equity interest is treated as assets and items of income of the REIT Subsidiary’s company for purposes of applying the REIT requirements described below. Consequently, to the extent that the REIT Subsidiary directly or indirectly holds a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect the REIT Subsidiary’s ability to qualify as a REIT, even though the REIT Subsidiary may have no control or only limited influence over the partnership.
An investment in a partnership involves special tax considerations. For example, it is possible that the IRS could treat a subsidiary partnership of the REIT Subsidiary as a corporation for U.S. federal income tax purposes. In this case, the subsidiary partnership would be subject to entity-level tax and the character of the REIT Subsidiary’s assets and items of gross income would change, possibly causing the REIT Subsidiary to fail the requirements to qualify as a REIT. See “— Failure to Qualify” below. In addition, special rules apply in the case of appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership. In general terms, these rules require that certain items of income, gain, loss and deduction associated with the contributed property be allocated to the contributing partner for U.S. federal income tax purposes. In certain circumstances, these rules could adversely affect the REIT Subsidiary.
Disregarded Subsidiaries
If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with partnerships in which the REIT Subsidiary holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”
In the event that a disregarded subsidiary ceases to be wholly owned by the REIT Subsidiary (for example, if any equity interest in the subsidiary is acquired by a person other than the REIT Subsidiary or another disregarded subsidiary of the REIT Subsidiary), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect the REIT Subsidiary’s ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “— Asset Tests” and “— Gross Income Tests.”
Taxable REIT Subsidiaries
A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by the REIT Subsidiary and the REIT Subsidiary’s subsidiaries in the aggregate and the REIT Subsidiary’s ability to make distributions to the REIT Subsidiary’s shareholders.
A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as non-qualifying fee or hedging income or inventory sales, or transactions subject to the penalty tax on “prohibited transactions” described below). If dividends are paid to the REIT Subsidiary by one or more domestic TRSs the REIT Subsidiary may own, then a portion of the dividends that the REIT Subsidiary distributes to shareholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “— Taxation of Taxable U.S. Stockholders” and “— Annual Distribution Requirements.”
Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS may not deduct interest payments made in any year to an affiliated REIT to the extent that the excess of such payments over the TRS’s interest income exceeds, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). Since this limitation generally only applies to interest expense to the extent it exceeds a TRS’s interest income, the limitation may not have a significant impact on TRSs that primarily hold debt investments. In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or the TRS, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. The Advisor intends to scrutinize all of the REIT Subsidiary’s transactions with any of the REIT Subsidiary’s subsidiaries that are treated as TRSs in an effort to ensure that the REIT Subsidiary will not become subject to this excise tax; however, there can be no assurance that the REIT Subsidiary will be successful in avoiding this excise tax.

Taxable Mortgage Pools
An entity, or a portion of an entity, is classified as a taxable mortgage pool under the Code if:
•
substantially all of its assets consist of debt obligations or interests in debt obligations;

•
more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

•
the entity has issued debt obligations that have two or more maturities; and

•
the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under Treasury Regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool. The REIT Subsidiary may enter into transactions that could result in the REIT Subsidiary or a portion of the REIT Subsidiary’s assets being treated as a “taxable mortgage pool” for U.S. federal income tax purposes. Specifically, the REIT Subsidiary may securitize CMBS that it acquires and certain securitizations may result in the REIT Subsidiary owning interests in a taxable mortgage pool. The REIT Subsidiary would likely enter into such a transaction through a qualified REIT subsidiary and will be precluded from selling to outside investors equity interests in such a securitization or from selling any debt securities issued in connection with such a securitization that might be considered to be equity interests for U.S. federal income tax purposes.
A taxable mortgage pool generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. If a REIT owns directly, or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded as a separate entity for U.S. federal income tax purposes, 100% of the equity interests in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT’s shareholders. See “— Excess Inclusion Income.”
If the REIT Subsidiary owns less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for U.S. federal income tax purposes, and would be subject to corporate income tax. The Advisor intends to monitor the structure of any taxable mortgage pools in which the REIT Subsidiary has an interest to ensure that they will not adversely affect the REIT Subsidiary’s qualification as a REIT.
Gross Income Tests
In order to maintain the REIT Subsidiary’s qualification as a REIT, the REIT Subsidiary annually must satisfy two gross income tests. First, at least 75% of the REIT Subsidiary’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property (including certain types of CMBS), and gains from the sale of real estate assets (other than income or gains with respect to debt instruments issued by publicly offered REITs that are not secured by real property), as well as income from certain kinds of temporary investments. Second, at least 95% of the REIT Subsidiary’s gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. The Advisor intends to monitor the amount of the REIT Subsidiary’s non-qualifying income and manage the REIT Subsidiary’s portfolio of assets to comply with the gross income tests, but the Advisor cannot assure you that it will be successful in the effort.

For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary.
Interest Income
Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If the REIT Subsidiary receives interest income with respect to a mortgage loan that is secured by both real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that the REIT Subsidiary acquired the mortgage loan, the interest income generally will be apportioned between the real property and the other property, and the REIT Subsidiary’s income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.
In the event that the REIT Subsidiary invests in a mortgage that is secured by both real property and other property, the REIT Subsidiary generally would be required to apportion the REIT Subsidiary’s annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when the REIT Subsidiary commits to acquire the loan, and the denominator of which is the highest “principal amount” of the loan during the year. Notwithstanding the foregoing, if a loan is secured by both real property and personal property and the fair market value of the personal property does not exceed 15% of the fair market value of all real and personal property securing the loan, the loan is treated as secured solely by real property for the purposes of these rules. Thus, depending upon the value of the real property securing the REIT Subsidiary’s mortgage loans and their face amount, and the other sources of the REIT Subsidiary’s gross income generally, the REIT Subsidiary may fail to meet the 75% REIT gross income test. In addition, although the Advisor will endeavor to accurately determine the values of the real property securing the REIT Subsidiary’s loans at the time the REIT Subsidiary acquires or commits to acquire such loans, such values may not be susceptible to a precise determination and will be determined based on the information available to us at such time. If the IRS were to successfully challenge our valuations of such assets and such revaluations resulted in a higher portion of our interest income being apportioned to property other than real property, the REIT Subsidiary could fail to meet the 75% REIT gross income test. If the REIT Subsidiary does not meet this test, the REIT Subsidiary could potentially lose its REIT qualification or be required to pay a penalty tax to the IRS.
The Advisor expects that any CMBS that the REIT Subsidiary will invest in will be treated either as interests in a grantor trust or as regular interests in a REMIC for U.S. federal income tax purposes and that substantially all of the interest income, OID and market discount from the REIT Subsidiary’s CMBS will be qualifying income for the 95% gross income test. In the case of CMBS treated as interests in grantor trusts, the REIT Subsidiary would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest, OID and market discount on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. In the case of CMBS treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of its interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities. The Advisor expects that substantially all of the REIT Subsidiary’s income from CMBS, if any, will be qualifying income for purposes of the REIT gross income tests.
The Advisor believes that the interest, OID, and market discount income that the REIT Subsidiary receives from any CMBS that it holds generally will be qualifying income for purposes of both the 75% and

95% gross income tests. However, to the extent that the REIT Subsidiary owns non-REMIC CDO obligations or other debt instruments secured by mortgage loans (rather than by real property) or secured by non-real estate assets, or debt securities (other than debt securities of publicly offered REITs) that are not secured by mortgages on real property, on mortgage interests in real property or interests in real property, the interest income received with respect to such securities generally will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. In addition, the loan amount of a mortgage loan that the REIT Subsidiary owns may exceed the value of the real property securing the loan. In that case, income from the loan will be qualifying income for purposes of the 95% gross income test, but the interest attributable to the amount of the loan that exceeds the value of the real property securing the loan (other than a loan that is secured by both real property and personal property and the fair market value of the personal property does not exceed 15% of the fair market value of all real and personal property securing the loan) will not be qualifying income for purposes of the 75% gross income test.
Phantom Income
Due to the nature of the assets in which the REIT Subsidiary may invest, the REIT Subsidiary may be required to recognize taxable income from certain of the REIT Subsidiary’s assets in advance of the REIT Subsidiary’s receipt of cash flow on or proceeds from disposition of such assets, referred to herein as “phantom income,” and the REIT Subsidiary may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets.
The REIT Subsidiary may acquire debt instruments, including CMBS, in the secondary market for less than their face amount. The discount at which such debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as “market discount” for U.S. federal income tax purposes. The Advisor expects the REIT Subsidiary to accrue market discount on a constant yield to maturity of the debt instrument, based generally on the assumption that all future payments on the debt instrument will be made. Accrued market discount is reported as income when, and to the extent that, any payment of principal on the debt instrument is received, unless the REIT Subsidiary elects to include accrued market discount in incomes as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument would ultimately be collected in full. If the REIT Subsidiary collects less on the debt instrument than its purchase price plus any market discount the REIT Subsidiary had previously reported as income, the REIT Subsidiary may not be able to benefit from any offsetting loss deductions in subsequent years. In certain cases, the REIT Subsidiary may be able to cease accruing interest income with respect to a debt instrument, to the extent there is reasonable doubt as to the REIT Subsidiary’s ability to collect such interest income. However, if the REIT Subsidiary recognizes insufficient interest income, and the IRS were to successfully assert that it did not accrue the appropriate amount of income with respect to such a debt instrument in a given taxable year, the REIT Subsidiary may be required to increase its taxable income with respect to such year, which could cause the REIT Subsidiary to be required to pay a deficiency dividend or a tax on undistributed income, or fail to qualify as a REIT.
Some of the CMBS that the REIT Subsidiary will purchase may have been issued with OID. The REIT Subsidiary will be required to accrue OID based on a constant yield method and income will accrue on the CMBS based on the assumption that all future payments on such CMBS will be made. If such CMBS turn out not to be fully collectible, an offsetting loss will only become available in a later year when uncollectiblity is provable. Moreover, such loss will likely be treated as a capital loss and the utility of that deduction would therefore depend on the REIT Subsidiary’s having capital gain in that later year or thereafter. The REIT Subsidiary may also be required under the terms of the indebtedness that it incurs to use cash received from interest payments to make principal payment on that indebtedness, with the effect that the REIT Subsidiary will recognize income but will not have a corresponding amount of cash available for distribution to the REIT Subsidiary’s shareholders.
Due to each of these potential differences between income recognition or expense deduction and related cash receipts or disbursements, there is a significant risk that REIT Subsidiary may have substantial taxable income in excess of cash available for distribution. In that event, the REIT Subsidiary may need to borrow funds or take other actions to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “— Annual Distribution Requirements.”

Dividend Income
The REIT Subsidiary may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Any dividends received by the REIT Subsidiary from a REIT is qualifying income in the REIT Subsidiary’s hands for purposes of both the 95% and 75% gross income tests.
Hedging Transactions
The REIT Subsidiary may enter into hedging transactions with respect to one or more of the REIT Subsidiary’s assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, swaptions, financial futures, and options. Except to the extent provided by Treasury Regulations, any income from a hedging transaction the REIT Subsidiary enters into (1) in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, or (3) primarily to manage risk with respect to a hedging transaction described in clause (1) or (2) after the extinguishment of indebtedness or disposal of the asset producing such income that is hedged by the hedging transaction, provided, in each case, that the position is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that the REIT Subsidiary enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. The Advisor intends to structure any hedging transactions in a manner that does not jeopardize the REIT Subsidiary’s qualification as a REIT, but there can be no assurance that the Advisor will be successful in this regard.
Rents from Real Property
Rents the REIT Subsidiary receives qualify as “rents from real property” in satisfying the gross income tests described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under any particular lease, then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of personal property constitutes real or personal property under the REIT provisions of the Code is subject to both legal and factual considerations and is therefore subject to different interpretations.
In addition, in order for rents received by us to qualify as “rents from real property,” the rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property, if earned directly by the REIT Subsidiary. Moreover, for rents received to qualify as “rents from real property,” the REIT Subsidiary generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which the REIT Subsidiary derives no income or through a TRS. The REIT Subsidiary is permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, the REIT Subsidiary may directly or indirectly provide non-customary services to tenants of the REIT Subsidiary’s properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the related rent.

Rental income will qualify as rents from real property only to the extent that the REIT Subsidiary does not directly or constructively own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant.
Failure to Satisfy the Gross Income Tests
The Advisor intends to monitor the REIT Subsidiary’s sources of income, including any non-qualifying income received by the REIT Subsidiary, and manage the REIT Subsidiary’s assets so as to ensure the REIT Subsidiary’s compliance with the gross income tests. There can be no assurance, however, that the REIT Subsidiary will be able to satisfy the gross income tests. If the REIT Subsidiary fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the REIT Subsidiary may still qualify as a REIT for the year if it is entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the REIT Subsidiary’s failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, the REIT Subsidiary sets forth a description of each item of the REIT Subsidiary’s gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulation. It is not possible to state whether the REIT Subsidiary would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving the REIT Subsidiary, it will not qualify as a REIT. As discussed above under “— Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which the REIT Subsidiary fails to satisfy the particular gross income test.
Asset Tests
The REIT Subsidiary, at the close of each calendar quarter, must also satisfy five tests relating to the nature of its assets. First, at least 75% of the value of the REIT Subsidiary’s total assets must be represented by some combination of  “real estate assets,” cash, cash items, U.S. Government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, “real estate assets” include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, interests in mortgages in real property or on interests in real property, certain kinds of CMBS, debt instruments of publicly offered REITs, and interests in obligations secured by both real property and personal property if the fair market value of the personal property does not exceed 15% of the total fair market value of all property securing such mortgage, and personal property to the extent income from such personal property is treated as “rents from real property” because the personal property is rented in connection with a rental of real property and constitutes less than 15% of the aggregate property rented. Regular or residual interests in REMICs are generally treated as a real estate asset. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if the REIT Subsidiary held such assets), the REIT Subsidiary will be treated as owning its proportionate share of the assets of the REMIC. In the case of interests in grantor trusts, the REIT Subsidiary will be treated as owning an undivided beneficial interest in the mortgage loans held by the grantor trust. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below. Second, the value of any one issuer’s securities owned by the REIT Subsidiary may not exceed 5% of the value of the REIT Subsidiary’s gross assets. Third, the REIT Subsidiary may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by the REIT Subsidiary may not exceed 25% (20% for taxable years beginning after December 31, 2017) of the value of the REIT Subsidiary’s gross assets. Fifth, the aggregate value of debt instruments issued by publicly offered REITs that are held by the REIT Subsidiary that are not otherwise secured by real property may not exceed 25% of the value of our gross assets.
The 5% and 10% asset tests do not apply to stock and securities of TRSs and qualified REIT subsidiaries. The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.
For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if  (1) the debt is not convertible, directly or indirectly, into stock, (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (3) in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if the REIT Subsidiary, and any of the REIT Subsidiary’s “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (A) are not straight debt or other excluded securities (prior to the application of this rule), and (B) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, the REIT Subsidiary’s interest as a partner in the partnership).
After initially meeting the asset tests at the close of any quarter, the REIT Subsidiary will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the REIT Subsidiary fails to satisfy the asset tests because it acquires assets during a quarter, the REIT Subsidiary can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If the REIT Subsidiary fails the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, the REIT Subsidiary may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of the REIT Subsidiary’s assets at the end of the relevant quarter or $10,000,000. If the REIT Subsidiary fails any of the other asset tests or the REIT Subsidiary’s failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, it is permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which the identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of  $50,000 or the highest corporate income tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which the REIT Subsidiary failed to satisfy the asset test.
The Advisor expects that any CMBS that the REIT Subsidiary will own generally will be qualifying assets for purposes of the 75% asset test. However, to the extent that the REIT Subsidiary owns non-REMIC CDOs or other debt instruments secured by mortgage loans (rather than by real property) or secured by non-real estate assets, or debt securities issued by C corporations or other fixed-income securities that are not secured by mortgages on real property or on interests in real property, those securities will generally not be qualifying assets for purposes of the 75% asset test.
A real estate mortgage loan that the REIT Subsidiary owns generally will be treated as a real estate asset for purposes of the 75% REIT asset test if, on the date that the REIT Subsidiary acquires or originates the mortgage loan, the value of the real property securing the loan (which includes for these purposes personal property securing the loan if such personal property does not exceed 15% of the total fair market value of all of the property securing such loan) is equal to or greater than the principal amount of the loan. Existing IRS guidance provides that certain rules described above that are applicable to the gross income tests may apply to determine what portion of a mortgage loan will be treated as a real estate asset if the mortgage loan is secured both by real property and other assets if the fair market value of the other property securing the loan exceeds 15% of the total fair market value of all of the property securing such loan. Although the issue is not free from doubt, the REIT Subsidiary may be required to treat a portion of a mortgage loan that is acquired (or modified in a manner that is treated as an acquisition of a new loan for U.S. federal income tax purposes) at a time when the fair market value of the real property securing the loan is less than the loan’s face amount and there are other assets securing the loan, as nonqualifying for the 75% REIT asset test even if the REIT Subsidiary’s acquisition price for the loan (that is, the fair market value of the loan) is less than the value of the real property securing the loan.

The Advisor believes that the REIT Subsidiary’s holdings of securities and other assets will be structured in a manner that will comply with the foregoing REIT asset requirements and the Advisor intends to monitor compliance on an ongoing basis. There can be no assurance, however, that the Advisor will be successful in this effort. In this regard, to determine compliance with these requirements, the Advisor will need to estimate the value of the REIT Subsidiary’s assets. The Advisor may not obtain independent appraisals to support our conclusions concerning the values of the REIT Subsidiary’s assets, and the values of some of the REIT Subsidiary’s assets may not be susceptible to a precise determination and are subject to change in the future. Although the Advisor will be prudent in making estimates as to the value of the REIT Subsidiary’s assets, there can be no assurance that the IRS will not disagree with the determinations and assert that a different value is applicable, in which case the REIT Subsidiary might not satisfy the 75% asset test and the other asset tests and could fail to qualify as a REIT. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. As an example, if the REIT Subsidiary were to acquire equity securities of a REIT issuer that were determined by the IRS to represent debt securities of such issuer, such securities would also not qualify as real estate assets. Accordingly, there can be no assurance that the IRS will not contend that the REIT Subsidiary’s interests in subsidiaries or in the securities of other issuers (including REIT issuers) cause a violation of the REIT asset tests.
In addition, the REIT Subsidiary may enter into repurchase agreements under which the REIT Subsidiary will nominally sell certain of its assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. The Advisor believes that the REIT Subsidiary will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such repurchase agreement and the repurchase agreement will be treated as a secured lending transaction notwithstanding that the REIT Subsidiary may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that the REIT Subsidiary did not own the assets during the term of the repurchase agreement, in which case the REIT Subsidiary could fail to qualify as a REIT.
Annual Distribution Requirements
In order to qualify as a REIT, the REIT Subsidiary is required to distribute dividends, other than capital gain dividends, to the REIT Subsidiary’s shareholders in an amount at least equal to:
(a)
the sum of:

•
90% of the REIT Subsidiary’s “REIT taxable income” (computed without regard to its deduction for dividends paid and its net capital gains); and

•
90% of the net income (after tax), if any, from foreclosure property (as described below);

minus
(b)
the sum of specified items of non-cash income that exceeds a percentage of the REIT Subsidiary’s income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to shareholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by the REIT Subsidiary and received by each shareholder on December 31 of the year in which they are declared. In addition, at the REIT Subsidiary’s election, a distribution for a taxable year may be declared before the REIT Subsidiary timely files the REIT Subsidiary’s tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to the REIT Subsidiary’s shareholders in the year in which paid, even though the distributions relate to the REIT Subsidiary’s prior taxable year for purposes of the 90% distribution requirement.
In order for distributions to be counted towards the REIT Subsidiary’s distribution requirement and to give rise to a tax deduction by the REIT Subsidiary, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents.

To the extent that the REIT Subsidiary distributes at least 90%, but less than 100%, of the REIT Subsidiary’s “REIT taxable income,” as adjusted, it would be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, the REIT Subsidiary may elect to retain, rather than distribute, the REIT Subsidiary’s net long-term capital gains and pay tax on such gains. In this case, the REIT Subsidiary could elect to have the REIT Subsidiary’s shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by the REIT Subsidiary. The REIT Subsidiary’s shareholders would then increase the adjusted basis of their stock in the REIT Subsidiary by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.
If the REIT Subsidiary fails to distribute during each calendar year at least the sum of  (1) 85% of the REIT Subsidiary’s REIT ordinary income for such year, (2) 95% of the REIT Subsidiary’s REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, the REIT Subsidiary would be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which the REIT Subsidiary has paid corporate income tax. The REIT Subsidiary intends to make timely distributions so that it is not subject to the 4% excise tax.
It is possible that the REIT Subsidiary, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash, including receipt of distributions from the REIT Subsidiary’s subsidiaries and (b) the inclusion of items in income by the REIT Subsidiary for U.S. federal income tax purposes prior to receipt of such income in cash. For example, the REIT Subsidiary may acquire debt instruments or notes whose face value may exceed its issue price as determined for U.S. federal income tax purposes, reverse mortgages or market discount bonds such that the REIT Subsidiary will be required to include in the REIT Subsidiary’s income a portion of income each year that such instrument is held before the REIT Subsidiary receives any corresponding cash. See “— Gross Income Tests — Phantom Income” above. In the event that such timing differences occur, to meet the REIT Subsidiary’s distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that are unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, shareholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources, including sales of the REIT Subsidiary’s common stock. Both a taxable stock distribution and sale of common stock resulting from such distribution could adversely affect the value of the REIT Subsidiary’s common stock.
In addition, under certain circumstances, the Master Fund may elect to receive a consent dividend from the REIT Subsidiary in order to allow the REIT Subsidiary to meet the annual REIT distribution requirements or avoid paying corporate tax on any undistributed net income. If the REIT Subsidiary makes a consent dividend, the REIT Subsidiary and the Master Fund generally will be treated for U.S. federal income tax purposes as if the REIT Subsidiary distributed cash to the Master Fund and the Master Fund immediately recontributed the cash to the REIT Subsidiary as a contribution to capital. A consent dividend would result in the recognition of income by the Master Fund as if an actual distribution were made, but without any distribution of cash.
The REIT Subsidiary may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in the REIT Subsidiary’s deduction for dividends paid for the earlier year. In this case, the REIT Subsidiary may be able to avoid losing the REIT Subsidiary’s qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, the REIT Subsidiary would be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.
Recordkeeping Requirements
The REIT Subsidiary is required to maintain records and request on an annual basis information from specified shareholders. These requirements are designed to assist us in determining the actual ownership of the REIT Subsidiary’s outstanding stock and maintaining the REIT Subsidiary’s qualifications as a REIT.

Excess Inclusion Income
If the REIT Subsidiary acquires a residual interest in a REMIC, the REIT Subsidiary may realize excess inclusion income. In addition, if the REIT Subsidiary is deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on mortgage loans owned by the REIT Subsidiary, such arrangement will be treated as a taxable mortgage pool for U.S. federal income tax purposes. See “— Effect of Subsidiary Entities — Taxable Mortgage Pools.” The REIT Subsidiary may securitize CMBS that it acquires and certain securitizations may result in the REIT Subsidiary owning interests in a taxable mortgage pool. The REIT Subsidiary would likely form such securitizations as qualified REIT subsidiaries and will be precluded from selling to outside investors, equity interests in such securitizations or from selling any debt securities issued in connection with such securitizations that might be considered to be equity interests for U.S. federal income tax purposes. The REIT Subsidiary would be taxed at the highest corporate income tax rate on a portion of the income, referred to as “excess inclusion income,” arising from a taxable mortgage pool that is allocable to the percentage of the REIT Subsidiary’s shares held in record name by “disqualified organizations,” which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on unrelated business taxable income. To the extent that common stock owned by “disqualified organizations” is held in record name by a broker/dealer or other nominee, the broker/dealer or other nominee would be liable for the corporate level tax on the portion of the REIT Subsidiary’s excess inclusion income allocable to the common stock held by the broker/dealer or other nominee on behalf of the “disqualified organizations.” Because this tax would be imposed on the REIT Subsidiary, all of the REIT Subsidiary’s investors, including investors that are not disqualified organizations, will bear a portion of the tax cost associated with the classification of the REIT Subsidiary or a portion of the REIT Subsidiary’s assets as a taxable mortgage pool. A RIC or other pass-through entity owning the REIT Subsidiary’s common stock in record name, such as the Master Fund and the Trust, would be subject to tax at the highest corporate tax rate on any excess inclusion income allocated to their owners that are disqualified organizations.
In addition, if the REIT Subsidiary realizes excess inclusion income and allocates it to shareholders, this income cannot be offset by net operating losses of the REIT Subsidiary’s shareholders. If the shareholder is a foreign person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the shareholder is a REIT, a RIC, common trust fund or other pass-through entity, such as the Master Fund and the Trust, the shareholder’s allocable share of the REIT Subsidiary’s excess inclusion income could be considered excess inclusion income of such entity.
Prohibited Transactions
Net income the REIT Subsidiary derives from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. The Advisor intends to conduct the REIT Subsidiary’s operations so that no asset owned by the REIT Subsidiary or the REIT Subsidiary’s pass-through subsidiaries will be held as inventory or primarily for sale to customers, and that a sale of any assets owned by the REIT Subsidiary directly or through a pass-through subsidiary will not be in the ordinary course of business. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. If the REIT Subsidiary were to sell a mortgage loan to a third party, depending on the circumstances of the sale, it is possible that the sale could be treated as a prohibited transaction. As a result, no assurance can be given that any particular asset in which the REIT Subsidiary holds a direct or indirect interest, including any securities or loans that the REIT Subsidiary may dispose of, will not be treated as property held as inventory or primarily for sale to customers. The Code provides certain safe harbors under which disposition of assets are not treated as prohibited transactions. However, there can be no assurance that any disposition of the REIT Subsidiary’s assets would comply with these safe-harbor provisions. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income would be subject to tax in the hands of the corporation at regular corporate income tax rates.

Foreclosure Property
Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. The Advisor does not anticipate that the REIT Subsidiary will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if the REIT Subsidiary receives any such income, the Advisor intends to cause the REIT Subsidiary to elect to treat the related property as foreclosure property. Property is not eligible for the election to be treated as foreclosure property if the loan with respect to which the default occurs or is imminent is acquired by a REIT with an intent to foreclose, or when the REIT knows or has reason to know that default would occur.
Failure to Qualify
In the event that the REIT Subsidiary violates a provision of the Code that would result in the REIT Subsidiary’s failure to qualify as a REIT, the REIT Subsidiary may nevertheless continue to qualify as a REIT under specified relief provisions available to it to avoid such disqualification if  (1) the violation is due to reasonable cause and not due to willful neglect, (2) the REIT Subsidiary pays a penalty of  $50,000 for each failure to satisfy a requirement for qualification as a REIT and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to the REIT Subsidiary’s disqualification as a REIT for violations due to reasonable cause. If the REIT Subsidiary fails to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, the REIT Subsidiary would be subject to tax, including any applicable alternative minimum tax, on the REIT Subsidiary’s taxable income at regular corporate rates. Distributions to the REIT Subsidiary’s shareholders in any year in which it is not a REIT will not be deductible by the REIT Subsidiary, nor will they be required to be made. Unless the REIT Subsidiary is entitled to relief under the specific statutory provisions, the REIT Subsidiary will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, the REIT Subsidiary will be entitled to statutory relief.
Taxation of U.S. Shareholders
Distributions
Distributions of the Trust’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of  “qualified dividend income,” generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Trust’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a Shareholder has owned Shares. The ultimate tax characterization of the Trust’s distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Trust may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Trust. A distribution of an amount in excess of the Trust’s current and accumulated earnings and profits will be treated by a Shareholder as a return of capital that will be applied against and reduce the Shareholder’s basis in its Shares. To the extent that the amount of any such distribution exceeds the Shareholder’s basis in its Shares, the excess will be treated as gain from a sale or exchange of Shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares. Generally, for U.S. federal income tax purposes, a Shareholder receiving Shares under the DRP will be treated as having received a distribution equal to the fair market value of such Shares on the date such Shares are credited to the Shareholder’s account.
The makeup of the Trust’s dividends will depend in significant part on the makeup of the distributions received from the Master Fund. It is expected that a substantial portion of the Master Fund’s income (and as a result, the Trust’s income) will consist of ordinary income. For example, interest and OID derived by the Master Fund constitute ordinary income. In addition, gain derived by the Master Fund from the disposition of debt securities with “market discount” (generally, securities purchased by the Master Fund at a discount to their stated redemption price) will be treated as ordinary income to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition, unless the Master Fund makes an election to accrue market discount on a current basis. The Master Fund may, however, receive distributions from the REIT Subsidiary that are designated as capital gains dividends. In addition, certain of the Master Fund’s investments will be subject to other special U.S. federal income tax provisions that may affect the character, increase the amount and/or accelerate the timing of distributions to Master Fund shareholders, including the Trust, and, thus, distributions by the Trust to Shareholders.
Distributions made by the Trust to a corporate Shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Master Fund. In addition, any such dividends-received deduction will be disallowed or reduced if the corporate Shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares.
Distributions of  “qualified dividend income” to an individual or other non-corporate Shareholder will be treated as “qualified dividend income” to such Shareholder and will be taxed at long-term capital gain rates, provided the Shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Master Fund’s investment strategy, it is not expected that a significant portion of the distributions made by the Master Fund (and, therefore, by the Trust) will be eligible for the dividends-received deduction or the reduced rates applicable to “qualified dividend income.”
To the extent the Trust elects under the applicable provisions of the Code to retain its net capital gains, Shareholders will be treated as having received, for U.S. federal income tax purposes, the Trust’s undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by the Trust on such retained capital gains. A Shareholder will increase its adjusted tax basis in Shares by the difference between its allocable share of such retained capital gain and its share of the tax paid by the Trust.
If a person acquires Shares shortly before the record date of a distribution, the price of the Shares will include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment in such Shares.
Distributions paid by the Trust generally will be treated as received by a Shareholder at the time the distribution is made. However, the Trust may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in question. If the Trust makes such an election, the Shareholder will still be treated as receiving the distribution in the tax year in which the distribution is made. However, any distribution declared by the Trust in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for U.S. federal income tax purposes as if it had been received by Shareholders on December 31 of the calendar year in which the distribution was declared.
The IRS currently requires that a RIC that has two or more classes of stock allocate to each class proportionate amounts of each type of its income (such as ordinary income, capital gains and dividends qualifying for the dividends-received deduction) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Trust issues preferred shares, the Trust intends to allocate capital gain distributions and distributions qualifying for the dividends-received deduction, if any, between its Shares and preferred shares in proportion to the total distributions paid to each class with respect to such tax year.
Shareholders will be notified annually, as promptly as practicable after the end of each calendar year, as to the U.S. federal income tax status of distributions and Shareholders receiving distributions in the form of additional Shares will receive a report as to the NAV of those Shares.
Sale or Exchange of Shares
A Shareholder holding Shares as capital assets generally will recognize capital gain or loss on the sale or other disposition of such Shares. The amount of the gain or loss will be equal to the difference between the amount received for Shares and the Shareholder’s adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the Shareholder has held such Shares for more than one year. Otherwise, the gain or loss will be classified as short-term capital gain or loss. However, losses realized by a Shareholder on the sale or exchange of Shares held for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the Shareholder acquires (including through reinvestment of distributions or otherwise) Shares, or enters into a contract or option to acquire Shares, within 30 days before or after any disposition of such Shares at a loss. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Under current law, net capital gains recognized by non-corporate Shareholders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.
The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss.
In general, individual U.S. Shareholders currently are generally subject to a maximum U.S. federal income tax rate of 20% (depending on whether the Shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate Shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate Shareholder in excess of   $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate Shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Trust and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Trust.
The Trust (or if a U.S. Shareholder holds shares through an intermediary, such intermediary) will send to each of its U.S. Shareholders, as soon as practicable after the end of each calendar year, a notice reporting, the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal income tax status of each year’s distributions generally will be reported to the IRS, including the amount of distributions, if any, eligible for the preferential maximum rate. Distributions paid by the Trust generally will not be eligible for the corporate dividends received deduction or the preferential tax rate applicable to qualifying dividends because the Master Fund’s income (and as a result, the Trust’s income) generally will not consist of qualifying dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.
Under Treasury Regulations, if a Shareholder recognizes losses with respect to Shares of   $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct Shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not expected. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances. Reporting of adjusted cost basis information is required for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.
Backup Withholding and Information Reporting
Information returns may be filed with the IRS in connection with payments on Shares and the proceeds from a sale or other disposition of Shares. A Shareholder may be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally on an IRS Form W-9) and to make required certifications or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Taxation of Non-U.S. Shareholders
General
Whether an investment in the Trust is appropriate for a non-U.S. Shareholder (as defined below) will depend upon that person’s particular circumstances. An investment in the Trust by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in Shares.
The U.S. federal income taxation of a Shareholder that is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes, referred to herein as a “non-U.S. Shareholder,” depends on whether the income that the Shareholder derives from the Trust is “effectively connected” with a U.S. trade or business carried on by the Shareholder.
Dividends
Except as otherwise described below, the portion of dividends received by non-U.S. Shareholders payable out of the Trust’s earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests and which are not effectively connected with a U.S. trade or business of the non-U.S. Shareholder will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from RICs. In addition, any portion of the dividends paid to non-U.S. Shareholders that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. As previously noted, the REIT Subsidiary may engage in transactions that could result in a portion of the Trust’s dividends being considered excess inclusion income, and accordingly, a portion of the Trust’s dividend income may not be eligible for exemption from the 30% withholding rate or a reduced treaty rate. In the case of a taxable stock dividend with respect to which any withholding tax is imposed on a non-U.S. Shareholder, the Trust may have to withhold or dispose of part of the shares otherwise distributable in such dividend and use such withheld shares or the proceeds of such disposition to satisfy the withholding tax imposed.
In general, non-U.S. Shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Shares. In cases where the dividend income from a non-U.S. Shareholder’s investment in Shares is, or is treated as, effectively connected with the non-U.S. Shareholder’s conduct of a U.S. trade or business, the non-U.S. Shareholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax on the income after the application of the income tax in the case of a non-U.S. Shareholder that is a corporation. In addition, the Trust may have to withhold or dispose of part of the shares otherwise distributable in such dividend and use such withheld shares or the proceeds of such disposition to satisfy the withholding tax imposed.
Return of Capital Distributions
Unless (1) Shares constitute a U.S. real property interest (or USRPI) or (2) either (A) the non-U.S. Shareholder’s investment in Shares is effectively connected with a U.S. trade or business conducted by such non-U.S. Shareholder (in which case the non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain) or (B) the non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S. (in which case the non-U.S. Shareholder will be subject to a 30% tax on the individual’s net capital gain for the year), distributions by the Trust which are not dividends out of the Trust’s earnings and profits will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current or accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. Shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of the Trust’s current or accumulated earnings and profits.
As discussed below, the Advisor does not expect Shares to constitute a USRPI; however, if Shares constitute a USRPI, as described below, distributions by us in excess of the sum of the Trust’s earnings and profits plus the non-U.S. Shareholder’s adjusted tax basis in Shares will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. Shareholder of the same type (such as, an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 15% of the amount by which the distribution exceeds the Shareholder’s share of the Trust’s earnings and profits. Non-U.S. shareholders that are treated as “qualified foreign pension funds” are exempt from the federal income and withholding taxes under FIRPTA on such distributions.
Capital Gain Dividends
A non-U.S. Shareholder whose income from the Trust is not “effectively connected” with a U.S. trade or business generally will be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Trust that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares. If, however, such a non-U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements such capital gains distributions, undistributed capital gains and gains from the sale or exchange of Shares will be subject to a 30% U.S. tax.
If the Trust distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder’s allocable share of the tax the Trust pays on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return.
Notwithstanding the foregoing, under FIRPTA, a distribution made by the Trust to a non-U.S. Shareholder, to the extent the Trust constitutes a USRPI and the distribution is attributable to a distribution from the REIT Subsidiary that is a capital gain dividend, will be considered effectively connected with a U.S. trade or business of the non-U.S. Shareholder and will be subject to U.S. federal income tax at the rates applicable to U.S. Shareholders, without regard to whether the distribution by the Trust is designated as a capital gain dividend. In addition, the Trust will be required to withhold tax equal to 35% of the amount of capital gain dividends to the extent of such distributions. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. Non-U.S. shareholders that are treated as “qualified foreign pension funds” are exempt from the federal income and withholding taxes under FIRPTA on such distributions.
Qualified Net Interest Income and Qualified Short-Term Capital Gains Dividends
Properly reported distributions received by non-U.S. Shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid in respect of the Trust’s “qualified net interest income” (generally, the Trust’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Trust is at least a 10% Shareholder, reduced by expenses that are allocable to such income), or (b) are paid in connection with the Trust’s “qualified short-term capital gains” (generally, the excess of the Trust’s net short-term capital gains over the Trust’s long-term capital losses for such tax year). The Trust may report all, some or none of the Trust’s potentially eligible distributions as such qualified net interest income or as qualified short-term capital gains, and/or treat such distributions, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, or an acceptable substitute or successor form). Thus, an investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Trust will invest.
Sale or Exchange of Shares
Unless the Shares constitute a USRPI, the sale, exchange or repurchase of Shares generally will not be subject to U.S. federal income taxation under FIRPTA. Shares will not be treated as a USRPI if less than 50% of the Trust’s assets throughout a prescribed testing period consist of interests in real property located within the U.S., excluding, for this purpose, interests in real property solely in a capacity as a creditor. The Advisor does not expect that 50% or more of the Trust’s assets will consist of interests in real property located in the U.S. and accordingly do not expect Shares to constitute a USRPI.
Even if Shares otherwise would be a USRPI under the foregoing test, Shares will not constitute a USRPI if the Trust is considered a “domestically controlled RIC.” A domestically controlled RIC is a RIC in which, at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition of Shares or the period of the RIC’s existence), less than 50% in value of its outstanding shares of common stock is held directly or indirectly by non-U.S. Shareholders. The Trust may be a domestically controlled RIC, in which case the sale of Shares would not be subject to taxation under FIRPTA. However, because Shares are expected to be widely held, there can be no assurance that the Trust will be a domestically controlled RIC.
If gain on the sale of Shares were subject to taxation under FIRPTA, a non-U.S. Shareholder generally would be subject to the same treatment as a U.S. Shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 15% of the purchase price and remit such amount to the IRS. However, as mentioned above, non-U.S. shareholders that are treated as “qualified foreign pension funds” are exempt from the federal income and withholding taxes under FIRPTA on such gain.
Gain from the sale of Shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. Shareholder in two cases: (1) if the non-U.S. Shareholder’s investment in Shares is effectively connected with a U.S. trade or business conducted by such non-U.S. Shareholder, the non-U.S. Shareholder will be subject to the same treatment as a U.S. Shareholder with respect to such gain, or (2) if the non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gain.

Backup Withholding and Information Reporting
Information returns may be filed with the IRS in connection with payments on Shares to a non-U.S. Shareholder. A non-U.S. Shareholder may be subject to backup withholding on all such payments if it fails to provide the payor with an IRS Form W-8BEN or IRS Form W-8BEN-E. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be refunded credited against the applicable Shareholder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.
FATCA
Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA” may, impose withholding taxes on U.S. source payments made to “foreign financial institutions” and certain other non-U.S. entities and on disposition proceeds of U.S. securities realized after December 31, 2018. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Shareholders (as defined in above) who own Shares through foreign accounts or foreign intermediaries and certain non-U.S. Shareholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Shares, paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity is not a financial institution and either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must either enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective investors should consult their tax advisors regarding this legislation.
Other Taxes
The Trust, the Master Fund, the REIT Subsidiary and Shareholders may be subject to state, local and non-U.S. taxes in various jurisdictions, including those in which it or they transact business, own property or reside. In those states or localities, entity-level tax treatment and the treatment of distributions made to Shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in Shares may have tax consequences for Shareholders that are different from those of a direct investment in the Master Fund’s or the REIT Subsidiary’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Trust.
Legislative or Other Actions Affecting RICs and REITs
The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to the Trust, the Master Fund, the REIT Subsidiary Shareholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in Shares.

ERISA CONSIDERATIONS
The following is a summary of some considerations associated with an investment in Shares by a Benefit Plan (as defined below). This summary is based on the provisions of ERISA and the Code, each as amended through the date of this prospectus, and the relevant regulations, opinions and other authority issued by the Department of Labor and the IRS. There is no assurance that there will not be adverse decisions or legislative, judicial, regulatory or administrative changes that would significantly modify the statements expressed herein. Any such changes may apply to transactions entered into prior to the date of their enactment. This summary does not address issues relating to government plans, church plans, and foreign plans that are not subject to ERISA or the prohibited transaction provisions of Section 4975 of the Code but that may be subject to similar requirements under other applicable laws. All such plans must determine whether an investment in Shares is in accordance with applicable law and the plan documents.
Employee pension benefit plans subject to ERISA (such as profit sharing, section 401(k) and pension plans), other retirement plans and accounts subject to Section 4975 of the Code but not subject to ERISA (such as IRAs, Keoghs and medical savings accounts), and health and welfare plans subject to ERISA, and entities that hold assets of such plans are collectively referred herein as “Benefit Plans.” Each fiduciary or other person responsible for the investment of the assets of a Benefit Plan seeking to invest plan assets in the Shares must consult with their own counsel and consider, among other matters:
•
whether the investment is consistent with the applicable provisions of ERISA and the Code;

•
whether, under the facts and circumstances pertaining to the Benefit Plan in question, the fiduciary’s responsibility to the plan has been satisfied;

•
in the case of a Benefit Plan subject to ERISA, whether the investment is in accordance with ERISA’s fiduciary requirements, including the duty to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration, to invest plan assets prudently, and to diversify the investments of the plan, unless it is clearly prudent not to do so;

•
the need to value the assets of the Benefit Plan annually or more frequently;

•
whether the investment will ensure sufficient liquidity for the Benefit Plan;

•
whether the investment is made in accordance with Benefit Plan documents;

•
whether the investment would constitute or give rise to a non-exempt prohibited transaction under ERISA or the Code; and

•
whether the investment will produce an unacceptable amount of unrelated business taxable income to the Benefit Plan.

ERISA also requires that, with certain exceptions, the assets of an employee benefit plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan.
Prohibited Transactions
Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Benefit Plan, and certain persons (referred to as “parties in interest” under ERISA or “disqualified persons” under the Code) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. Such persons could include the Trust, the Advisor and any of its respective affiliates. A party in interest or disqualified person who engages in a non exempt prohibited transaction may be subject to non deductible excise taxes and other penalties and liabilities under ERISA and the Code, and the transaction might have to be rescinded. In addition, a fiduciary who causes a Benefit Plan to engage in a non exempt prohibited transaction may be personally liable for any resultant loss incurred by the Benefit Plan and may be subject to other potential remedies. Benefit Plan fiduciaries should consult their own legal advisors as to whether such purchases could result in liability under ERISA or the Code.

Plan Asset Considerations
In order to determine how ERISA and the Code apply to an investment in the Shares by a Benefit Plan, a Benefit Plan fiduciary must consider whether an investment in the Shares will cause the Trust’s assets to be treated as assets of the investing Benefit Plan. The U.S. Department of Labor has issued a regulation, 29 CFR Section 2510.3 101, as modified by Section 3(42) of ERISA (the “Plan Asset Regulation”), describing what constitutes the assets of a Benefit Plan with respect to the Benefit Plan’s investment in an entity for purposes of certain provisions of ERISA, including the fiduciary responsibility provisions and prohibited transaction rules of Title I of ERISA and Section 4975 of the Code. Under the Plan Asset Regulation, the assets of an entity in which a Benefit Plan makes an equity investment will generally be deemed to be assets of the Benefit Plan, unless one of the exceptions to this general rule applies.
In the event that the Trust’s underlying assets were treated as the assets of investing Benefit Plans, the Trust’s management could be treated as fiduciaries with respect to such Benefit Plan and an investment in the Shares might constitute an ineffective delegation of fiduciary responsibility, and expose the fiduciary of the Benefit Plan to co-fiduciary liability under ERISA for any breach by the Advisor of the fiduciary duties mandated under ERISA. In addition, were the assets of the Trust considered “plan assets,” then the transactions of the Trust would be subject to the prohibited transaction rules described above.
Under the Plan Asset Regulation, because the Trust is registered as an investment company under the 1940 Act, the underlying assets of the Trust should not be considered to be “plan assets” of any Benefit Plan investing in the Trust for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Trust, the Master Fund or the Advisor should be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Benefit Plan that becomes a Shareholder, solely as a result of the Benefit Plan’s investment in the Trust.
Annual Valuation
A fiduciary of an employee benefit plan subject to ERISA is required to determine annually the fair market value of each asset of the plan as of the end of the plan’s fiscal year and to file a report reflecting that value with the Department of Labor. When the fair market value of any particular asset is not available, the fiduciary is required to make a good faith determination of that asset’s fair market value, assuming an orderly liquidation at the time the determination is made. In addition, a trustee or custodian of an IRA or similar account must provide an IRA (or other account) participant with a statement of the value of the IRA (or other account) each year. In discharging its obligation to value assets of a plan, a fiduciary subject to ERISA must act consistently with the relevant provisions of the plan and the general fiduciary standards of ERISA.
Unless and until the Shares are listed on a national securities exchange, it is not expected that a public market for the Shares will develop. To date, neither the IRS nor the Department of Labor has promulgated regulations specifying how a plan fiduciary should determine the fair market value of shares when the fair market value of such shares is not determined in the marketplace.
The Trust intends to determine the NAV of Shares daily during the Offering Period and quarterly thereafter. The Advisor will value the Master Fund’s assets in good faith on a periodic basis pursuant to the Master Fund’s valuation policy and consistently applied valuation process as approved by the Master Fund Board. Any assets for which market quotes are readily available will be valued at market value. For all other assets, the Master Fund Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to the Advisor. On a quarterly basis, the Master Fund Board will review the valuation determinations made with respect to the Master Fund’s investments during the preceding period and evaluate whether such determinations were made in a manner consistent with the Master Fund’s valuation policies and procedures. The Trust will, in turn, utilize the NAV of the Master Fund Shares as determined by the Master Fund to determine NAV of the Shares. Valuations of Fund investments will be disclosed quarterly in reports filed with the SEC.

When determining the estimated value of the Shares, the estimated value of the Shares may be based upon a number of assumptions that may not be accurate or complete. The valuations are estimates and consequently should not necessarily be viewed as an accurate reflection of the fair value of the Trust’s investments nor will they necessarily represent the amount of net proceeds that would result from an immediate sale of the Trust’s assets.

Plan of Distribution
ALPS Distributors, Inc. serves as the Trust’s principal underwriter and acts as the distributor of the Shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. Shares will be offered through the Distributor at an offering price equal to the Trust’s then-current NAV per Share, plus selling commissions and dealer manager fees of up to 6.0% and 2.0%, respectively, of the Offering Price. In no event will the underwriting compensation from all sources, including aggregate selling commissions and dealer manager fees exceed 8.0% of the aggregate gross proceeds raised in this offering. Shares may be purchased daily at a price that is not less than the Trust’s then-current NAV (exclusive of dealer manager fees and commissions) and the Trust will accept purchases of Shares daily. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Shares. In reliance on Rule 415, the Trust is offering on a continuous basis up to 300,000,000 Shares. Substantially all of the net proceeds from the sale of Shares are to be invested by the Trust in Master Fund Shares. The Distributor is not required to sell any specific number or dollar amount of the Shares, but will use its best efforts to solicit orders for the purchase of the shares. Shares of the Trust will not be listed on any national securities exchange and the Distributor will not act as a market maker in Trust shares. This is a continuous offering of Shares as permitted by the federal securities laws.
The Distributor has entered into a wholesaling agreement with NorthStar Securities, a registered broker-dealer and an affiliate of the Advisor. Pursuant to the terms of the wholesaling agreement, NorthStar Securities will seek to market and otherwise promote the Trust through various distribution channels, including but not limited to, regional and independent retail broker-dealers.
The Trust has agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the distribution agreement (the “Distribution Agreement”). The Distributor may, from time to time, perform services for the Advisor and its affiliates in the ordinary course of business.
Purchasing Shares
Investors may buy and sell shares through Financial Intermediaries. Such Financial Intermediaries may be authorized to designate other intermediaries to receive purchase or sale orders on the Trust’s behalf. Orders will be placed at the appropriate price, which shall be a price that is not less than the Trust’s then-current NAV (exclusive of dealer manager fees and commissions) next computed after it is received by a Financial Intermediary and accepted by the Trust. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Trust and for forwarding payment promptly. Orders placed with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the New York Stock Exchange is open for business will be priced based on the Trust’s then-current NAV determined as of such day, while orders placed with a Financial Intermediary after the close of regular trading (generally after 4:00 p.m., Eastern Time) on a day that the New York Stock Exchange is open for business will be priced based on the Trust’s then-current NAV determined on the day following the date upon which such order is received by the Financial Intermediary.
An investor also may complete and sign a subscription agreement for a specific dollar amount equal to or greater than the minimum initial investment for the applicable class of Shares, and pay such amount at the time of subscription; provided, however, that the Trust reserves the right to accept subscriptions less than $4,000. An investor should make his or her check payable to “NorthStar Real Estate Capital Income Fund.” Subscriptions will be effective only upon the Trust’s acceptance and it reserves the right to reject any subscription in whole or in part. Subscriptions will be priced based on the Trust’s NAV determined as of the date the subscription is received by the Trust, plus any applicable Sales Load. Subscriptions will be accepted or rejected by the Trust within ten days of receipt and, if rejected, all funds will be returned to subscribers without deduction for any expenses without interest, unless otherwise required by applicable law. Pending acceptance of an investor’s subscription, proceeds will be deposited into an account for his or her benefit. An investor does not have the option of rescinding a purchase order after the Shares to be purchased pursuant to the subscription agreement have been issued to the investor.
In compliance with the USA Patriot Act of 2001, DST Systems, Inc. will verify certain information on each subscription agreement. As requested on the subscription agreement, investors must supply full name, date of birth, social security number and residential street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call Investor Relations at (877) 940- 8777 for additional assistance when completing a subscription agreement.
If DST Systems, Inc. does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. DST Systems, Inc. also may reserve the right to close the account within five business days if clarifying information/documentation is not received.
By Mail
To make an initial purchase by mail, complete a subscription agreement and mail the subscription agreement, together with a check made payable to NorthStar/NorthStar Real Estate Capital Income Fund to:
NorthStar Real Estate Capital Income Fund
c/o DST Systems, Inc., 430 West 7th Street
Kansas City, MO 64105-1407
Telephone: (877) 940-8777
Attn: Investor Relations
All checks must be in U.S. Dollars drawn on a domestic bank. The Trust will not accept payment in cash or money orders. The Trust also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Trust will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.
It is the policy of the Trust not to accept subscription agreements under certain circumstances or in amounts considered disadvantageous to shareholders. The Trust reserves the right to reject any subscription agreement.
By Wire — Initial Investment
To make an initial investment in the Trust, the transfer agent must receive a completed subscription agreement before an investor wires funds. Investors may mail or overnight deliver a subscription agreement to the transfer agent. Upon receipt of the completed subscription agreement, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor's bank to send the wire. An investor's bank must include both the name of the Trust, the account number, and the investor’s name so that monies can be correctly applied. Any commercial bank can transfer same-day funds via wire. The Trust will normally accept wired funds for investment on the day received, if they are received by the Trust’s designated bank before the close of regular trading on the New York Stock Exchange. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:
UMB Bank, N.A.:
ABA #: 101000695
Account #: 9871879666
Further Credit: NorthStar Real Estate Capital Income Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments
Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same day pricing. The Trust and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system or from incomplete wiring instructions.
Automatic Investment Plan — Subsequent Investments
You may participate in the Trust's Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Trust through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of  $100 on specified days of each month into your established Trust account. Please contact Investor Relations at (877) 940-8777 for more information about the Trust's Automatic Investment Plan.
Compensation of the Distributor and Selected Broker Dealers
Except as provided below, in its capacity as distributor of this offering, ALPS Distributors, Inc. receives selling commissions and dealer manager fees of up to 6.0% and 2.0%, respectively, of the Trust’s public offering price per Share with respect to each Share sold in this offering, depending on the Share class (See “Summary of Fees and Expenses”). The Distributor will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell Shares or give investment advice to a potential Shareholder. The Trust and its Shareholders will not pay selling commissions or dealer manager fees on Shares issued under the DRP. A portion of the dealer manager fee will be used to pay for expenses incurred in connection with the distribution of the Shares, such as training and education seminars organized by NorthStar Securities, NorthStar Securities’ engagement in seminars, conferences and media interviews for financial intermediaries, distribution of sales literature and other communications regarding the Trust, subject to review and approval of such material by the Distributor, and due diligence expenses (discussed more fully below). These expenses will be paid only from the dealer manager fee.
The Distributor authorizes Selected Broker Dealers to sell Shares. The Distributor will re-allow all or a portion of the dealer manager fee to NorthStar Securities and Selected Broker Dealers for reimbursement of certain expenses incurred in connection with the distribution of Shares (as described below). The amount of the reallowance will be based on such factors as the number of Shares sold or anticipated to be sold by the Selected Broker Dealer and the assistance of the Selected Broker Dealer in marketing this offering and due diligence expenses incurred. These expenses will be paid only from the dealer manager fee.
In addition to the payment by investors of selling commissions and the dealer manager fees, the Trust reimburses the Distributor and Selected Broker Dealers for bona fide accountable due diligence expenses, which will be paid only to the extent that aggregate dealer manager fees and such reimbursements do not exceed 2.0% of the offering price. The Trust expects to reimburse the Distributor and Selected Broker Dealers approximately 0.05% of the aggregate proceeds raised in this offering, for bona fide accountable due diligence expenses. These due diligence expenses will be included in calculating the aggregate dealer manager fees of up to 2.0% of the Trust’s offering price per Share.
To the extent permitted by applicable law and the Trust’s declaration of trust and bylaws, the Trust will indemnify Selected Broker Dealers and the Distributor against certain liabilities arising under the Securities Act of 1933 and liabilities arising from breaches of the Trust’s representations and warranties contained in the Distribution Agreement. Selected Broker Dealers participating in the offering of Shares are not obligated to obtain any subscriptions on the Trust’s behalf.
The Trust’s executive officers and trustees and their immediate family members, as well as trustees of the Advisor and its affiliates and their immediate family members and other individuals designated by management, and, if approved by the Board, joint venture partners, consultants and other service providers, may purchase Class A Shares in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. There is no limit on the number of Class A Shares that may be sold to such persons. In addition, the selling commissions and the dealer manager fee may be reduced or waived in the Trust’s discretion in connection with certain categories of sales including, but not limited to, sales for which the Trust has agreed to provide a volume discount, sales to certain institutional investors, sales to employees of Selected Broker Dealers, sales made by certain Selected Broker Dealers at the discretion of the Trust, sales through banks acting as trustees or fiduciaries and sales to the Trust’s affiliates. The Trust may also make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, all selling commissions and dealer manager fees will be waived. The amount of net proceeds to the Trust will not be affected by reducing or eliminating the selling commissions or the dealer manager fee payable in connection with sales to such institutional investors and affiliates. The Advisor and its affiliates will be expected to hold their Class A Shares purchased as Shareholders for investment and not with a view towards distribution. Certain of these purchases of Class A Shares may be considered underwriting compensation for the purposes of compliance with FINRA compensation rules, and also will be subject to certain lock-up restrictions pursuant to FINRA Rule 5110(g)(1). Under these lock-up restrictions, FINRA Rule 5110(g)(1) provides that certain purchases of these Class A Shares that are acquired during the 180 days prior to the required filing date of the Trust’s registration statement, or acquired after the required filing date of the Trust’s registration statement and deemed to be underwriting compensation by FINRA, shall not be sold during this offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of these Class A Shares by any person for a period of 180 days immediately following the date of effectiveness or the commencement of sales of this offering, except as provided in FINRA Rule 5110(g)(2).
Purchase Terms and Discounts
The minimum initial investment is $4,000 for Class A or Class D Shares and $100,000 for Class I Shares (unless the Trust waives investment minimums). Shares may be purchased daily at a price that is not less than the Trust’s NAV (exclusive of dealer manager fees and commissions) and the Trust will accept the purchases of Shares daily.
The Trust is offering volume discounts to investors who purchase more than $200,000 worth of Class A Shares in this offering. The net proceeds to the Trust from a sale eligible for a volume discount will be the same, but the selling commissions payable to the Selected Broker Dealer will be reduced. The following table shows the discounted price per Class A Share and the reduced selling commissions payable for volume sales of Class A Shares:
Dollar Amount of Class A Shares Purchased	Purchase Price per Unit in Value Discount Range(1)	Reduced Commission Rate
$4,000 – $200,000	$9.88	N/A
$200,001 – $750,000	$9.77	5%
$750,001 – $1,000,000	$9.67	4%
$1,000,001 – $2,500,000	$9.57	3%
$2,500,001 and up	$9.47	2%

(1)
Assumes a $9.88 per Class A Share initial offering price. Discounts will be adjusted appropriately for changes in the actual offering price. Amounts have been rounded for ease of presentation.

The Trust will apply the reduced selling price per Class A Share within the indicated ranges only. Thus, for example, assuming an offering price per Class A Share of  $9.88, a purchase of  $1.5 million would result in a purchase price of  $9.57 per Class A Share.
To qualify for a volume discount as a result of multiple purchases of Class A Shares, investors must mark the “Additional Investment” space on the subscription agreement. The Trust is not responsible for failing to combine purchases if an investor fails to mark the “Additional Investment” space. Once an investor qualifies for a volume discount, he or she will be eligible to receive the benefit of such discount for subsequent purchases of Class A Shares in this offering.

The following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:
•
an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;

•
a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•
an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Code; and

•
all commingled trust funds maintained by a given bank.

In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the volume discount and identifying the orders to be combined. Any request will be subject to the Trust’s verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the selling commissions payable and discounted Class A Share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.
Only Class A Shares purchased in this offering are eligible for volume discounts. Class A Shares purchased through the DRP will not be eligible for a volume discount, nor will such Class A Shares count toward the threshold limits listed above that qualify investors for the different volume discount levels.
Other Discounts
The Distributor may enter into an agreement with a Selected Broker Dealer whereby such Selected Broker Dealer may aggregate certain orders for the purpose of offering investors reduced aggregate selling commissions and/or dealer manager fees. The specific terms of any such arrangement will be subject to negotiation between the Distributor and the Selected Broker Dealer. Any reduction in the selling commissions and dealer manager fees would be prorated among the separate subscribers.
Certain institutional investors and our affiliates may also agree with a Selected Broker Dealer selling Class A Shares (or with the Distributor) to reduce or eliminate the selling commission and/or the dealer manager fee. The amount of net proceeds to the Trust will not be affected by reducing or eliminating selling commissions and dealer manager fees payable in connection with sales to such institutional investors and affiliates.
The Distributor also may enter into Selected Broker Dealer agreements that provide for a decreased selling commission and/or dealer manager fee, with no corresponding increase in the dealer manager fee or selling commission, as applicable. Under this arrangement, the aggregate amount of upfront selling commissions and the dealer manager fee that an investor would pay would be less than 8.0% of the public offering price per Class A Share sold by such Selected Broker Dealer, thereby reducing the effective purchase price per share paid by such Selected Broker Dealer. The net proceeds to the Trust will not be affected by either of these arrangements. You should ask your financial advisor and/or broker dealer about the ability to receive such reductions of the selling commissions and/or dealer manager fees.
Shares Purchased by Affiliates
Our directors and their immediate family members (including spouses, parents, grandparents, children and siblings) and other individuals designated by management may purchase Shares in this offering. However, except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of shares of our common stock that may be sold to such persons. The dealer manager fees and selling commissions or portions thereof may be reduced or waived in connection with such purchases. The amount of net proceeds to the Trust will not be affected by reducing or eliminating the dealer manager fees and selling commissions payable in connection with such purchases.

Transfer on Death Designation
Investors have the option of placing a transfer on death, or TOD, designation on their Shares purchased in this offering. A TOD designation transfers ownership of Shares to an investor’s designated beneficiary upon his or her death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of Shares. However, this option is not available to residents of the State of Louisiana. If a Shareholder would like to place a TOD designation on his or her Shares, the Shareholder must complete and return the TOD form available upon request to the Trust in order to effect the designation.

Investor Suitability
An investment in the Trust involves a considerable amount of risk. Shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. A Shareholder may lose all or a portion of his or her money. An investment in the Trust should not be viewed as a complete investment program.
In purchasing Shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing Shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

Distributions
Subject to the Board’s discretion and applicable legal restrictions, the Trust intends to authorize and declare distributions on a quarterly basis and pay such distributions on a monthly basis beginning no later than the first month after Shares are first sold to the public. Distributions may also be made in the form of taxable stock dividends.
Each year a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in capital surplus, which is a nontaxable distribution) will be furnished to Shareholders. The distributions are expected to be paid using distributions received from the Master Fund, net of any Trust operating expenses. Generally, the Master Fund intends to pay distributions from cash flow from operations. However, the Master Fund’s organizational documents permit it to pay distributions from any source, including borrowings, sales of assets and offering proceeds contributed to it by the Trust. The Trust’s distributions may exceed the Master Fund’s cash flow from operations, especially during the period before the Master Fund has substantially invested the proceeds from this offering. Additionally, some distributions may be paid through the partial waiver of fees by the Advisor. As a result, a portion of the Master Fund’s distributions may constitute a return of capital to the Trust. To the extent that the Trust pays distributions to Shareholders using proceeds it receives from Fund distributions, such Trust distributions would similarly constitute a return of investor capital and will lower an investor’s tax basis in his or her Shares. Reducing a Shareholder’s tax basis in his or her Shares will have the effect of increasing his or her gain (or reducing loss) on a subsequent sale of Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Master Fund’s investment activities. There can be no assurance that the Trust or the Master Fund will be able to pay distributions at a specific rate or at all.
For so long as each of the Trust and the Master Fund qualify as a RIC, generally, neither the Trust nor the Master Fund will have to pay corporate-level U.S. federal income taxes on any income that it distributes to its shareholders from its tax earnings and profits. In order to qualify for and maintain RIC tax treatment, each of the Trust and the Master Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to the sum of 90% of its “investment company taxable income,” determined without regard to any deduction for dividends paid, and its net tax-exempt interest income for such tax year.
Distribution Support Agreement
Pursuant to the Distribution Support Agreement between the Master Fund and NSAM FV, a publicly-traded REIT and the sponsor of the Trust, NSAM FV has agreed to purchase, either directly or through one or more of its affiliates, up to an aggregate of  $10.0 million in Master Fund Shares at the then-current NAV price per Master Fund Share, of which $2.0 million was contributed by an affiliate of Colony NorthStar to the Master Fund, as the Seed Capital Investment, until the earlier of  (a) two (2) years from the date the Trust, or another investment company registered under the 1940 Act which has a principal investment strategy of investing substantially all of its assets in the Master Fund, first commences an offering, or (b) the date upon which neither the Advisor nor any of its affiliates is serving as the Master Fund’s investment adviser. In no event shall NSAM FV be required to purchase in the aggregate greater than $10.0 million in Master Fund Shares, including the Seed Capital Investment. If the cash distributions the Master Fund pays for any month exceed the Master Fund’s net investment income for such month, NSAM FV will purchase, either directly or through one or more of its affiliates, Master Fund Shares following the end of each month for an aggregate purchase price equal to the amount by which the distributions paid to Master Fund Shareholders exceed the Master Fund’s net investment income for such month, up to an amount equal to a 6.0% cumulative, non-compounded annual return on Master Fund Shareholders' invested capital prorated for such month. Notwithstanding the obligations of NSAM FV pursuant to the Distribution Support Agreement, the Master Fund is not required to pay distributions to its Master Fund Shareholders, including the Trust, at a rate of 6.0% per annum or at all. Further, a $10.0 million investment in the Master Fund by the parties in accordance with the Distribution Support Agreement may not be sufficient to enable the Master Fund to pay distributions to Master Fund Shareholders at a rate of at least 6.0% per annum during the term of the agreement. Distributions funded from offering proceeds pursuant to the Distribution Support Agreement may constitute a return of capital, which is a return of an investor’s investment rather than a return of earnings or gains derived from investment activities. Distributions constituting a return of capital will lower a Shareholder’s tax basis in his or her Shares. Reducing a Shareholder’s tax basis in his or her Shares will have the effect of increasing his or her gain (or reducing loss) on a subsequent sale of Shares. After the Distribution Support Agreement with NSAM FV has terminated, the Master Fund and, consequently, the Trust may not have sufficient cash available to pay distributions at the rate it had paid during preceding periods or at all.

Distribution Reinvestment Plan
The Trust has adopted an “opt in” distribution reinvestment plan pursuant to which Shareholders may elect to have the full amount of their cash distributions reinvested in additional Shares. Participants in the DRP are free to elect to participate or terminate participation in the DRP within a reasonable time as specified in the DRP. If a Shareholder does not elect to participate in the DRP, the Shareholder will automatically receive any distributions the Trust declares in cash. For example, if the Board authorizes, and the Trust declares, a cash distribution, then if a Shareholder has “opted in” to the DRP, the Shareholder will have the cash distribution reinvested in additional Shares, rather than receiving the cash distribution. The Trust expects to issue Shares pursuant to the DRP monthly on the day of or immediately following each monthly distribution payment date at a price equal to the NAV per Share. Shares issued pursuant to the DRP will have the same voting rights as Shares offered pursuant to this prospectus.
If a Shareholder wishes to receive distributions in cash, no action will be required by the Shareholder. If a Shareholder is a registered Shareholder, the Shareholder may elect to have his or her entire distribution reinvested in Shares by notifying the Trust in writing at the address set forth below so that such notice is received by the Trust no later than the record date for distributions to Shareholders. If a Shareholder elects to reinvest his or her distributions in additional Shares, the Trust will issue any Shares acquired through the DRP to the same account that the Shareholder’s initial Shares were delivered to pursuant to the initial subscription agreement, unless the Trust has been notified otherwise by such Shareholder. If Shares are held by a broker or other financial intermediary, a Shareholder may “opt in” to the DRP by notifying their broker or other financial intermediary of their election.
The Trust uses newly issued Shares under the DRP. The number of Shares the Trust issues to a Shareholder is determined by dividing the total dollar amount of the cash distribution payable to the Shareholder by a price equal to the NAV per Share on the date of issuance.
There are no selling commissions, dealer manager fees or other sales charges to a Shareholder if they elect to participate in the DRP.
If a Shareholder elects to have his or her cash distributions reinvested in additional Shares, the Shareholder generally is subject to the same federal, state and local tax consequences as the Shareholder would have had if the Shareholder elected to receive their distributions in cash. A Shareholder’s basis for determining gain or loss upon the sale of Shares received in a distribution from the Trust will be equal to the total dollar amount of the distribution payable in cash. Any Shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the Shares are credited to the Shareholder’s account.
The Trust reserves the right to amend, suspend or terminate the DRP. A Shareholder may terminate their account under the DRP by delivering a written notice to the Trust at the address set forth below. All correspondence concerning the DRP should be directed to the Trust by mail at NorthStar Real Estate Capital Income Fund, c/o DST Systems, Inc., 430 West 7th Street, Kansas City, MO 64105-1407. A Shareholder may obtain a copy of the DRP by contacting the Trust.

Brokerage Allocation and Other Practices
The Trust anticipates investing substantially all of its net assets in the Master Fund in private transactions that will not involve brokerage commissions or markups. Similarly, since the Master Fund intends to generally acquire and dispose of its investments in privately negotiated transactions, the Master Fund expects to infrequently use brokers in the normal course of its business. Subject to policies established by the Master Fund Board, the Advisor is primarily responsible for the execution of the publicly-traded securities portion of the Master Fund’s portfolio transactions and the allocation of brokerage commissions. The Advisor does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for the Master Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While the Advisor will generally seek reasonably competitive trade execution costs, the Master Fund will not necessarily pay the lowest spread or commission available, as the ultimate decision will be based upon whether the transaction represents the best qualitative execution for the Master Fund. Subject to applicable legal requirements, the Master Fund may consider a broker based upon the full range and quality of a broker’s services, including the value of research, execution capability, commission rate, firm reputation, willingness and ability to commit capital, access to investment opportunities, market knowledge, size and breadth of the market for the investment and the size of and difficulty in executing the order. In return for such services, the Master Fund may pay a higher commission than other brokers would charge if the Advisor determines in good faith that such commission is reasonable in relation to the services provided.
FISCAL YEAR; REPORTS
For accounting purposes, the Trust’s and the Master Fund’s fiscal years will end on December 31. The Trust’s and the Master Fund’s tax years will end on December 31. As soon as practicable after the end of each calendar year, the Trust will furnish to Shareholders a statement on Form 1099-DIV identifying the sources of the distributions paid by the Trust to Shareholders for U.S. federal income tax purposes. In addition, the Trust will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
An independent registered public accounting firm for the Trust and the Master Fund performs an annual audit of the Trust’s and the Master Fund’s financial statements. The Board and the Master Fund Board have engaged PricewaterhouseCoopers LLP, located at 300 Madison Avenue, New York, NY 10017, to serve as the Trust’s and the Master Fund’s independent registered public accounting firm.
ADMINISTRATOR AND ACCOUNTING AGENT
ALPS Fund Services, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the administrator and accounting agent for the Trust. For its services as administrator and accounting agent, the Trust pays the Administrator the greater of a minimum fee or fees based on the annual net assets of the Trust (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.
CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR
MUFG Union Bank, N.A., which has its principal office at 350 California Street, Suite 2018, San Francisco, CA 94104, serves as custodian for the Trust and the Master Fund. DST Systems, Inc., which has its principal office at 1055 Broadway, 7th Floor, Kansas City, MO 64105, serves as the Trust’s distribution paying agent, transfer agent and registrar.
LEGAL MATTERS
Clifford Chance US LLP, 31 W. 52nd Street, New York, New York, 10019, serves as legal counsel to the Trust.

AVAILABLE INFORMATION
A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Trust with the SEC. The prospectus does not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Trust and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed and copied at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549 or on the EDGAR database on the SEC’s website at http://www.sec.gov. Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at (202) 551-8090. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov) or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-1520.

Privacy Notice
The Trust is committed to protecting the privacy of its Shareholders. This privacy notice explains the privacy policies of the Trust and its affiliates. This notice supersedes any other privacy notice Shareholders may have received from the Trust.
The Trust will safeguard, according to strict standards of security and confidentiality, all information the Trust receives about Shareholders. The only information the Trust collects from Shareholders is their name, address, number of Shares held and their social security number. This information is used only so that the Trust can send Shareholders annual reports, semi-annual reports and other information about the Trust, and send Shareholders other information required by law.
The Trust does not share this information with any non-affiliated third party, or any companies not related by common ownership or control, except as described below.
•
Authorized third-party contractors of the Advisor.   It is the Trust’s policy that only authorized third-party contractors of the Advisor who need to know a Shareholder’s personal information will have access to it.

•
Service providers.   The Trust may disclose a Shareholder’s personal information to companies that provide services on the Trust’s or the Master Fund’s behalf, such as record keeping, processing the Shareholder’s trades and mailing the Shareholder information. These companies are required to protect the Shareholder’s information and use it solely for the purpose for which they received it.

•
Courts and government officials.   If required by law, the Trust may disclose a Shareholder’s personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena or court order will be disclosed.

Inquiries
Inquiries concerning the Trust and the Shares should be directed to:
Investor Services
NorthStar Real Estate Capital Income Fund
5299 DTC Boulevard, Suite 900
Greenwood Village, CO 80111
Telephone: (877) 940-8777
Attn: Investor Relations

APPENDIX A
NorthStar Real Estate Capital Income Master Fund (the “Master Fund”)
Proxy Voting Policy and Procedure
The Master Fund has delegated its proxy voting responsibility to CNI RECF Advisors, LLC (the “Advisor”) pursuant to the Advisor’s proxy voting guidelines, which the Master Fund has adopted. Under these guidelines, the Advisor will vote proxies related to the Master Fund’s securities in the best interests of the Master Fund and its clients. Set forth below is a copy of the Advisor’s proxy voting policy.
Regulation
Rule 206(4)-6 under the Advisers Act requires the Advisor to adopt and implement written policies and procedures, reasonably designed to ensure that its votes proxies in the best interest of its clients. The Advisor votes proxies for the Master Fund, and therefore has adopted and implemented the following proxy voting policy.
Policy
The Advisor has adopted proxy voting policies and procedures designed to ensure that proxies are properly voted and that any conflicts of interest are addressed appropriately. The general policy is to vote proxy proposals as well as any amendments, consents or resolutions relating to client securities in a manner that serves the best interests of client accounts, as determined by the Advisor in its discretion, taking into account various factors, including, without limitation, the impact on the value of the securities.
The Advisor is rarely requested to vote the proxies of traditional operating companies on behalf of its clients. However, the Master Fund may invest in limited partnership or similar equity interests (“LP Interests”) in PERE funds and from time to time be requested to vote on or consent to certain matters in connection with investing in such LP Interests.
The investment committee should be aware of any proxy that requires a vote, consent or election. The investment committee shall determine the appropriate manner in which such proxy shall be voted. In some instances, it may be appropriate to abstain from voting (e.g., if the cost of a vote outweigh the benefits). In all cases, the investment committee shall maintain documentation of how each proxy was voted and provide such documentation to the Master Fund’s Chief Compliance Officer or designee periodically.
Proxy voting for RIC clients may be delegated to a third party or an affiliate of the Advisor. The Advisor would receive at least annual reporting of proxies voted by the third party or an affiliate of the Advisor voting on behalf of the RIC client in order to oversee its services under the advisory agreement as well as to facilitate the filing of Form N-PX by the RIC client, as necessary. Proxy voting policies will also be disclosed as required in registration statements and disclosure documents. Additionally, the third party or the affiliate of the Advisor voting on behalf of the RIC clients will have their own proxy voting policies and procedures. The Advisor will monitor the third party and/or the Advisor’s affiliate’s compliance with its proxy voting policies and procedures.
Recordkeeping
•
The Advisor often votes proxies through the website www.proxyvote.com. Whenever this happens, the person voting will save a screenshot to maintain a record of how the proxy was voted

•
In the event a proxy is voted in a different manner, the Advisor will ensure that it maintains a record of the vote

•
Any request, whether written (including e-mail) or oral, received by any member of the Advisor team, must be promptly reported to a member of the investment committee of the Advisor. All written requests must be retained in the permanent file.

•
Such member of the investment committee will record the identity of the investor, the date of the request, and the action taken as a result of the request, in a suitable place.

A-1

•
In order to facilitate the management of proxy voting record keeping process, and to facilitate dissemination of such proxy voting records to Investors, such member of the investment committee may distribute to any investor requesting proxy voting information the complete proxy voting record of the Advisor for the period requested. Reports containing proxy information of only those issuers held by a certain client will not be created or distributed.

•
Any report disseminated to an investor(s) will contain the following legend:

“This report contains the full proxy voting record of  [insert client’s name]. If securities of a particular issuer were held in the fund’s account on the date of the shareholder meeting indicated, the proxy was exercised as indicated.”
•
Furnish the information requested, free of charge, to the investor within a reasonable time period (within 10 business days). Maintain a copy of the written record provided in response to investor’s written (including e-mail) or oral request. A copy of the written response should be attached and maintained with the investor’s written request, if applicable and maintained in the permanent file.

•
Clients are permitted to request the proxy voting record for the 5-year period prior to their request.

Disclosure
The Advisor will ensure that company offering documents are updated as necessary to reflect: (i) all material changes to its proxy voting policies and procedures; and (ii) information about how investors may obtain information on how the Advisor voted proxies.
Clients can contact the Chief Compliance Officer or designee to obtain a copy of these policies and procedures and information about how the Advisor voted with respect to the client’s securities. Any request for information about proxy voting or class actions should be forwarded to the Chief Compliance Officer or designee, who will ensure that the Advisor responds to any such requests.
Proxy Solicitation
As a matter of practice, it is the Advisor’s policy to not reveal or disclose to any investor how the Advisor may have voted (or intends to vote) on a particular proxy until after such proxies have been counted at a shareholder’s meeting. The Advisor will never disclose such information to nonaffiliated third parties prior to voting.
A member of the investment committee of the Advisor and the Chief Compliance Officer or designee is to be promptly informed of the receipt of any solicitation from any person to vote proxies on behalf of clients. At no time may any member of the Advisor’s investment committee accept any remuneration in the solicitation of proxies. The investment committee of the Advisor shall handle or be consulted on all responses to such solicitations.
A-2

Maximum Offering of 300,000,000 Common Shares
NORTHSTAR REAL ESTATE CAPITAL INCOME FUND
Prospectus
Investors should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.
March 21, 2017

PART C — OTHER INFORMATION
ITEM 25.   FINANCIAL STATEMENTS AND EXHIBITS
(1)
Financial Statements:

NorthStar Real Estate Capital Income Fund
Report of Independent Registered Public Accounting Firm(1)
Statement of Assets and Liabilities as of December 31, 2016(1)
Statement of Operations for the period from May 6, 2016 (commencement of operations) through December 31, 2016(1)
Statement of Changes in Net Assets for the period from May 6, 2016 (commencement of operations) through December 31, 2016(1)
Notes to Financial Statements(1)
Supplemental Information (unaudited)(1)
NorthStar Real Estate Capital Income Master Fund
Report of Independent Registered Public Accounting Firm(1)
Schedule of Investment as of December 31, 2016(1)
Statement of Assets and Liabilities as of December 31, 2016(1)
Statement of Operations for the period from May 6, 2016 (commencement of operations) through December 31, 2016(1)
Statement of Changes in Net Assets for the period from May 6, 2016 (commencement of operations) through December 31, 2016(1)
Statement of Cash Flows for the period from May 6, 2016 (commencement of operations) through December 31, 2016(1)
Notes to Financial Statements(1)
Supplemental Information (unaudited)(1)
(2)
Exhibits:

(a)	Third Amended and Restated Declaration of Trust(2)
(b)	Bylaws(2)
(c)	Not applicable.
(d)	Form of Investor Subscription Agreement(3)
(e)	Distribution Reinvestment Plan(2)
(f)	Not applicable.
(g)(1)	Form of Amended and Restated Trust Advisory Agreement between the Trust and the Advisor(4)
(g)(2)	Form of Amended and Restated Master Fund Advisory Agreement between the Master Fund and the Advisor(4)
(g)(3)	Form of Amended and Restated Investment Advisory Agreement between the REIT Subsidiary and the Advisor(4)
(g)(4)	Form of Administration, Bookkeeping and Pricing Services Agreement(3)
(h)(1)	Form of Distribution Agreement(3)
(h)(2)	Form of Wholesale Marketing Agreement(3)
(h)(3)	Form of Broker Dealer Selling Agreement(3)
(j)	Form of Custodian Agreement(2)
(k)(1)	Form of Distribution Support Agreement(4)
(k)(2)	Form of Agreement to Limit Reimbursements to Advisor(2)
(k)(3)	Form of Transfer Agency Agreement(2)
(l)	Opinion of Morris, Nichols, Arsht & Tunnell LLP(2)

(n)(1)	Consent of Clifford Chance US LLP(2)
(n)(2)	Consent of Independent Registered Public Accounting Firm*
(p)	Form of Seed Capital Investment Agreement(2)
(r)(1)	Joint Code of Ethics of the Trust and Advisor*
(r)(2)	Code of Ethics of the Distributor(3)
Other Exhibits
(1)	Power of Attorney for Daniel J. Altobello(2)
(2)	Power of Attorney for Dianne P. Hurley(2)
(3)	Power of Attorney for Gregory A. Samay(2)

(1)
The audited financial statements and related reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, and unaudited supplemental information for the Trust and the Master Fund in the Trust’s Annual Report are hereby incorporated by reference to the Registrant’s Form N-CSR, no. 811-23109, filed with the SEC on March 1, 2017.

(2)
Previously filed with the SEC as an exhibit to the Registrant’s Registration Statement on Form N-2, no. 333-207678, on April 18, 2016.

(3)
Previously filed with the SEC as an exhibit to the Registrant’s Registration Statement on Form N-2, no. 333-207678, on December 19, 2016.

(4)
Previously filed with the SEC as an exhibit to the Registrant’s Registration Statement on Form N-2, no. 333-207678, on February 21, 2017.

*
Filed herewith.

ITEM 26.   MARKETING ARRANGEMENTS
The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.
ITEM 27.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:
SEC registration fees	$302,100
FINRA filing fee	$225,500
Accounting fees and expenses	$3,000,000
Legal fees and expenses	$6,000,000
Sales and advertising expenses	$5,600,000
State notice filings	$190,000
Printing expenses	$5,700,000
Other – Transfer agent fees and administrative expenses	$6,000,000
Miscellaneous fees and expenses	$2,982,400
Total	$30,000,000

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated.
ITEM 28.   PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
See “Management of the Trust and Master Fund,” “Conflicts of Interest” and “Management of the Trust and Master Fund — Control Persons and Principal Holders of Securities” in the prospectus contained herein.

ITEM 29.   NUMBER OF HOLDERS OF SECURITIES
The following table sets forth the number of record holders of the Registrant’s shares as of March 21, 2017.
Title of Class	Number of Record Holders
Class A Common Shares, $0.001 par value	2
Class D Common Shares, $0.001 par value	—
Class I Common Shares, $0.001 par value	—
ITEM 30.   INDEMNIFICATION
The information contained under the headings “Description of Securities—Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses,” “Management of the Trust and the Master Fund—Compensation of Executive Officers” and “Plan of Distribution—Compensation of the Distributor and Selected Broker Dealers” is incorporated herein by reference.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The Registrant carries liability insurance for the benefit of its trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.
The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.
ITEM 31.   BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
A description of any other business, profession, vocation, or employment of a substantial nature in which the Advisor and each manager or executive officer of the Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in the sections entitled “Management of the Trust and the Master Fund” and “Portfolio Management” in the prospectus. Additional information regarding the Advisor and its officers and managers is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-107220), and is incorporated herein by reference.
ITEM 32.   LOCATION OF ACCOUNTS AND RECORDS
All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:
(1)
the Registrant, NorthStar Real Estate Capital Income Fund, c/o Colony NorthStar, Inc., 399 Park Avenue, 18th Floor, New York, New York 10022;

(2)
the Trust’s transfer agent, DST Systems, Inc., 430 West 7th Street, Kansas City, MO 64105-1407;

(3)
the Master Fund’s transfer agent, DST Systems, Inc., 430 West 7th Street, Kansas City, MO 64105-1407;

(4)
the Custodian, MUFG Union Bank, N.A., 350 California Street, Suite 2018, San Francisco, CA 94104;

(5)
the Advisor, CNI RECF Advisors, LLC, c/o Colony NorthStar, Inc., 399 Park Avenue, 18th Floor, New York, NY 10022;

(7)
the Administrator, ALPS Fund Services, Inc., 1290 Broadway, Suite 1100, Denver, CO 80203; and

(8)
the Distributor, ALPS Distributors, Inc., 1290 Broadway, Suite 1100, CO 80203.

ITEM 33.   MANAGEMENT SERVICES
Not applicable.
ITEM 34.   UNDERTAKINGS
(1)
Not applicable.

(2)
Not applicable.

(3)
Not applicable.

(4)
The Registrant hereby undertakes:

(a)
to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)
that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)
that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)
that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)
any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2)
the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)
any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)
The Registrant hereby undertakes that:

(a)
for the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective; and

(b)
for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
The Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 21st day of March, 2017.
NorthStar Real Estate Capital Income Fund
By:	/s/ Daniel R. Gilbert
Name: Daniel R. Gilbert
Title: Chief Executive Officer and President
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
	Signature	Title	Date
	/s/ Daniel R. Gilbert Daniel R. Gilbert	Chairman of the Board of Trustees, Chief Executive Officer and President	March 21, 2017
	/s/ Frank V. Saracino Frank V. Saracino	Chief Financial Officer and Treasurer	March 21, 2017
	* Daniel J. Altobello	Trustee	March 21, 2017
	* Dianne P. Hurley	Trustee	March 21, 2017
	* Gregory A. Samay	Trustee	March 21, 2017
*By:	/s/ Daniel R. Gilbert Daniel R. Gilbert as attorney-in-fact pursuant to Power of Attorney		March 21, 2017

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 21st day of March, 2017.
NorthStar Real Estate Capital Income Master Fund
By:	/s/ Daniel R. Gilbert
Name: Daniel R. Gilbert
Title: Chief Executive Officer and President
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
	Signature	Title	Date
	/s/ Daniel R. Gilbert Daniel R. Gilbert	Chairman of the Board of Trustees, Chief Executive Officer and President	March 21, 2017
	/s/ Frank V. Saracino Frank V. Saracino	Chief Financial Officer and Treasurer	March 21, 2017
	* Daniel J. Altobello	Trustee	March 21, 2017
	* Dianne P. Hurley	Trustee	March 21, 2017
	* Gregory A. Samay	Trustee	March 21, 2017
*By:	/s/ Daniel R. Gilbert Daniel R. Gilbert as attorney-in-fact pursuant to Power of Attorney		March 21, 2017

exhibit index
Ex-99(n)(2)	Consent of Independent Registered Public Accounting Firm
Ex-99(r)(1)	Joint Code of Ethics of the Trust and Advisor